KRONISH, LIEB, WEINER & HELLMAN
ROBERT J. FEINSTEIN, ESQ.
CHET F. LIPTON, ESQ.
1114 Avenue of the Americas
New York, New York 10036
Telephone (212) 479-6000

       - and -

GOLDBERG, STINNETT, MEYERS & DAVIS
A Professional Corporation
MERLE C. MEYERS, ESQ. #066849
44 Montgomery Street, Suite 2900
San Francisco, California  94104
Telephone:  (415) 362-5045

Attorneys for Debtor in Possession





                         UNITED STATES BANKRUPTCY COURT

                         NORTHERN DISTRICT OF CALIFORNIA





                                   )
In re                              )    No. 93-48535 T
                                   )
     HEXCEL CORPORATION, a         )    Chapter 11
     Delaware corporation,         )
                                   )
                         Debtor.   )
                                   )
Tax Id. No. 94-1109521             )
___________________________________)



                         DEBTOR'S PLAN OF REORGANIZATION
                     UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
                              (DATED JULY 27, 1994)

                         DEBTOR'S PLAN OF REORGANIZATION

                                TABLE OF CONTENTS


                                                                        PAGE NO.

ARTICLE I.      DEFINITION AND CONSTRUCTION OF TERMS  . . . . . . . . . . 1 - 17

ARTICLE II.     TREATMENT OF ADMINISTRATIVE EXPENSE
                CLAIMS AND PRIORITY TAX CLAIMS  . . . . . . . . . . . . . . . 17

2.1.      Administrative Expense Claims . . . . . . . . . . . . . . . . . . . 17

2.2.      Priority Tax Claims . . . . . . . . . . . . . . . . . . . . . . . . 18

ARTICLE III.    CLASSIFICATION OF CLAIMS AND EQUITY
                INTERESTS . . . . . . . . . . . . . . . . . . . . . . . . . . 19

3.1.      Class 1 (Other Priority Claims) . . . . . . . . . . . . . . . . . . 19

3.2.      Class 2 (Secured Claims)  . . . . . . . . . . . . . . . . . . . . . 19

3.2.1.    Class 2A (Graham Industrial Mortgage Claims)  . . . . . . . . . . . 20

3.2.2.    Class 2B (Greater Pottsville Mortgage Claims) . . . . . . . . . . . 20

3.2.3.    Class 2C (Pottsville PIDA (Schuylkill)
          Mortgage Claims)  . . . . . . . . . . . . . . . . . . . . . . . . . 20

3.3.      Class 3 (IDRB Claims) . . . . . . . . . . . . . . . . . . . . . . . 20

3.3.1.    Class 3A (California Pollution Control
          Financing Authority)  . . . . . . . . . . . . . . . . . . . . . . . 21

3.3.2.    Class 3B (Industrial Development Authority
          of the City of Casa Grande)   . . . . . . . . . . . . . . . . . . . 21

3.3.3.    Class 3C (Young County #1 Industrial
          Development Corporation)  . . . . . . . . . . . . . . . . . . . . . 21

3.3.4.    Class 3D (Guadalupe-Blanco River Authority
          Industrial Development Corporation)   . . . . . . . . . . . . . . . 22

3.3.5.    Class 3E (Port of Skagit County Industrial
          Development Corporation)  . . . . . . . . . . . . . . . . . . . . . 22


3.3.6.    Class 3F (Industrial Development Authority
          of the County of Los Angeles) . . . . . . . . . . . . . . . . . . . 22

3.3.7.    Class 3G (City of Lancaster)  . . . . . . . . . . . . . . . . . . . 23

3.3.8.    Class 3H (Economic Development Corporation
          of the County of Ottawa)  . . . . . . . . . . . . . . . . . . . . . 23

3.4.      Class 4 (BNP Claims)  . . . . . . . . . . . . . . . . . . . . . . . 23

3.5.      Class 5 (General Unsecured Claims)  . . . . . . . . . . . . . . . . 23

3.6.      Class 6 (Principal Mutual Claims)   . . . . . . . . . . . . . . . . 24

3.7.      Class 7 (Environmental Claims)  . . . . . . . . . . . . . . . . . . 24

3.7.1.1.  Class 7A.1 (Helen Kramer Landfill in Gloucester,
          New Jersey - Direct Claim)  . . . . . . . . . . . . . . . . . . . . 24

3.7.1.2.  Class 7A.2 (Helen Kramer Landfill in Gloucester,
          New Jersey - Contribution Claims) . . . . . . . . . . . . . . . . . 24

3.7.2.    Class 7B (A to Z Landfill in New Brunswick,
          New Jersey) . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24

3.7.3.    Class 7C (Chemical Control Superfund Site
          in Elizabeth, New Jersey) . . . . . . . . . . . . . . . . . . . . . 25

3.7.4.1.  Class 7D.1 (Jonas Sewell Transfer Station
          - Direct Claim) . . . . . . . . . . . . . . . . . . . . . . . . . . 25

3.7.4.2.  Class 7D.2 (Jonas Sewell Transfer Station
          - Contribution Claims)  . . . . . . . . . . . . . . . . . . . . . . 25

3.7.4.3.  Class 7D.3 (Marvin Jonas, Inc. Waste Sites
          - Contribution Claims)  . . . . . . . . . . . . . . . . . . . . . . 25

3.7.5.    Class 7E (Busby Valley Landfill in Voorhes,
          New Jersey and GEMS Landfill in New Jersey) . . . . . . . . . . . . 25

3.7.6.    Class 7F (Scientific Chemical Processing, Inc.
          site in Newark, New Jersey) . . . . . . . . . . . . . . . . . . . . 26

3.7.7.    Class 7G (Florence Recontouring Landfill in
          Florence, New Jersey and PJP Landfill in
          Jersey City, New Jersey)  . . . . . . . . . . . . . . . . . . . . . 26

3.7.8.    Class 7H (Fisher Calo Site in Kingsburg,
          Indiana)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26

3.7.9.    Class 7I (Seymour, Indiana Superfund Site)  . . . . . . . . . . . . 26

3.7.10.1. Class 7J.1 (San Gabriel Ground Water Basin
          in California - Direct Claim) . . . . . . . . . . . . . . . . . . . 27

3.7.10.2  Class 7J.2 (San Gabriel Ground Water Basin
          in California - Contribution Claim) . . . . . . . . . . . . . . . . 27

3.7.11.1. Class 7K.1 (Granville Solvents in Granville,
          Ohio - Direct Claim)  . . . . . . . . . . . . . . . . . . . . . . . 27

3.7.11.2. Class 7K.2 (Granville Solvents in Granville,
          Ohio - Contribution Claims) . . . . . . . . . . . . . . . . . . . . 27

3.7.11.3. Class 7K.3 (Granville Solvents in Granville,
          Ohio - Contribution Claim)  . . . . . . . . . . . . . . . . . . . . 27

3.7.12.   Class 7L (Organic Chemical Site in Grandville,
          Michigan) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28

3.7.13.   Class 7M (Debtor's Property outside Casa Grande,
          Arizona)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28

3.7.14.   Class 7N (Kin Buc Superfund Site in Edison,
          New Jersey) . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28

3.7.15.   Class 7O (Scientific Chemical Processing Site
          in Carlstadt, New Jersey) . . . . . . . . . . . . . . . . . . . . . 28

3.7.16.1. Class 7P.1 (Livermore, California Sites
          - Direct Claims)  . . . . . . . . . . . . . . . . . . . . . . . . . 29

3.7.16.2. Class 7P.2 (Livermore, California Sites
          - F&P Properties, Inc.) . . . . . . . . . . . . . . . . . . . . . . 29

3.7.16.3. Class 7P.3 (Livermore, California Sites
          - Smiths) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29

3.7.17.   Class 7Q (Fine Organics - Lodi, New Jersey) . . . . . . . . . . . . 30

3.7.18.   Class 7R (Other Environmental Claims) . . . . . . . . . . . . . . . 30

3.8.      Class 8 (Intercompany Claims)   . . . . . . . . . . . . . . . . . . 30

3.8.1.    Class 8A (Hexcel Lyon Claim)  . . . . . . . . . . . . . . . . . . . 30

3.8.2.    Class 8B (Other Intercompany Claims)  . . . . . . . . . . . . . . . 30

3.9.      Class 9 (Subordinated Debenture Claims)   . . . . . . . . . . . . . 30

3.10.     Class 10 (Section 510(b) Hexcel Common Stock
          Trading Claims) . . . . . . . . . . . . . . . . . . . . . . . . . . 31

3.11.     Class 11 (Common Stock)   . . . . . . . . . . . . . . . . . . . . . 31

3.12.     Class 12 (Hexcel Options)   . . . . . . . . . . . . . . . . . . . . 31

ARTICLE IV.  TREATMENT OF CLAIMS AND EQUITY INTERESTS . . . . . . . . . . . . 31

4.1.      Class 1 -- Other Priority Claims  . . . . . . . . . . . . . . . . . 31

4.2.      Class 2 -- Secured Claims . . . . . . . . . . . . . . . . . . . . . 31

4.2.1.    Class 2A -- Graham Industrial Mortgage Claims   . . . . . . . . . . 31

4.2.2.    Class 2B -- Greater Pottsville Mortgage Claims  . . . . . . . . . . 32

4.2.3.    Class 2C -- Pottsville PIDA (Schuylkill)
          Mortgage Claims . . . . . . . . . . . . . . . . . . . . . . . . . . 32

4.3.      Class 3 -- IDRB Claims  . . . . . . . . . . . . . . . . . . . . . . 33

4.3.1.    Class 3A (California Pollution Control
          Financing Authority)  . . . . . . . . . . . . . . . . . . . . . . . 33

4.3.2.    Class 3B (Industrial Development Authority
          of the City of Casa Grande) . . . . . . . . . . . . . . . . . . . . 33

4.3.3.    Class 3C (Young County #1 Industrial
          Development Corporation)  . . . . . . . . . . . . . . . . . . . . . 34

4.3.4.    Class 3D (Guadalupe-Blanco River Authority
          Industrial Development Corporation)   . . . . . . . . . . . . . . . 34

4.3.5.    Class 3E (Port of Skagit County Industrial
          Development Corporation)  . . . . . . . . . . . . . . . . . . . . . 34

4.3.6.    Class 3F (Industrial Development Authority
          of the County of Los Angeles) . . . . . . . . . . . . . . . . . . . 35

4.3.7.    Class 3G (City of Lancaster)  . . . . . . . . . . . . . . . . . . . 35

4.3.8.    Class 3H (Economic Development Corporation
          of the County of Ottawa)  . . . . . . . . . . . . . . . . . . . . . 35

4.4.      Class 4 -- BNP Claims   . . . . . . . . . . . . . . . . . . . . . . 36

4.5.      Class 5 -- General Unsecured Claims . . . . . . . . . . . . . . . . 40

4.6.      Class 6 -- Principal Mutual Claims  . . . . . . . . . . . . . . . . 41

4.7.      Class 7 -- Environmental Claims   . . . . . . . . . . . . . . . . . 43

4.8.      Class 8 -- Intercompany Claims  . . . . . . . . . . . . . . . . . . 46

4.8.1.    Class 8A -- Hexcel Lyon Claim . . . . . . . . . . . . . . . . . . . 46

4.8.2.    Class 8B -- Other Intercompany Claims . . . . . . . . . . . . . . . 47

4.9.      Class 9 -- Subordinated Debenture Claims  . . . . . . . . . . . . . 47

4.10.     Class 10 -- Section 510(b) Hexcel Common
          Stock Trading Claims  . . . . . . . . . . . . . . . . . . . . . . . 48


4.11.     Class 11 -- Common Stock  . . . . . . . . . . . . . . . . . . . . . 48

4.12.     Class 12 -- Hexcel Options  . . . . . . . . . . . . . . . . . . . . 51

ARTICLE V.  PROVISIONS OF EQUITY SECURITIES TO BE
          ISSUED PURSUANT TO THE PLAN . . . . . . . . . . . . . . . . . . . . 51

5.1.      Reorganized Hexcel Common Stock . . . . . . . . . . . . . . . . . . 51

5.2.      Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52

ARTICLE VI.  MEANS OF IMPLEMENTATION, PROVISIONS
          REGARDING VOTING AND DISTRIBUTIONS UNDER
          THE PLAN AND TREATMENT OF DISPUTED,
          CONTINGENT AND UNLIQUIDATED ADMINISTRATIVE
          EXPENSE CLAIMS, CLAIMS AND EQUITY INTERESTS   . . . . . . . . . . . 53

6.1.      Voting of Claims and Interests  . . . . . . . . . . . . . . . . . . 53

6.2.      Method of Distributions Under the Plan  . . . . . . . . . . . . . . 53

6.3.      Distributions Relating to Disputed Claims . . . . . . . . . . . . . 56

6.4.      Resolution of Disputed Administrative Expense
          Claims and Disputed Claims  . . . . . . . . . . . . . . . . . . . . 56

6.5.      Cancellation and Surrender of Existing
          Debt Securities and Agreements  . . . . . . . . . . . . . . . . . . 57

6.6.      Record Date for Distribution of Securities  . . . . . . . . . . . . 58

6.7.      Surrender of Existing Shares of
          Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . 59

6.8.      Cancellation and Surrender of
          Subordinated Debentures
          if Plan is Accepted by Class 9  . . . . . . . . . . . . . . . . . . 61

6.9.      Delivery of Shares to the Standby Purchaser . . . . . . . . . . . . 63


6.10.     Stock Subscription and Standby Purchase
          Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 63

ARTICLE VII.  EXECUTORY CONTRACTS AND UNEXPIRED LEASES  . . . . . . . . . . . 63

7.1.      Assumption or Rejection of Executory
          Contracts and Unexpired Leases  . . . . . . . . . . . . . . . . . . 63

7.2.      Indemnification Obligations . . . . . . . . . . . . . . . . . . . . 66

7.3.      Compensation and Benefit Programs . . . . . . . . . . . . . . . . . 66

7.4.      Retiree Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . 67

ARTICLE VIII.  PROVISIONS REGARDING CORPORATE
          GOVERNANCE OF THE REORGANIZED DEBTOR  . . . . . . . . . . . . . . . 67

8.1.      General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67

8.2.      Meetings of Stockholders  . . . . . . . . . . . . . . . . . . . . . 68

8.3.      Directors and Officers of Reorganized Debtor  . . . . . . . . . . . 68

8.4.      Certificate of Incorporation and Bylaws . . . . . . . . . . . . . . 68

8.5.      Issuance of New Securities  . . . . . . . . . . . . . . . . . . . . 68

8.6.      Cancellation of Preferred Stock Rights  . . . . . . . . . . . . . . 68

ARTICLE IX.  EFFECT OF CONFIRMATION OF PLAN . . . . . . . . . . . . . . . . . 69

9.1.      Revesting of Assets . . . . . . . . . . . . . . . . . . . . . . . . 69

9.2.      Discharge of Debtor . . . . . . . . . . . . . . . . . . . . . . . . 70

9.3.      Extinguishment of Causes of Action Under
          the Avoiding Power Provisions . . . . . . . . . . . . . . . . . . . 71

ARTICLE X.  EFFECTIVENESS OF THE PLAN . . . . . . . . . . . . . . . . . . . . 71

10.1.     Conditions Precedent  . . . . . . . . . . . . . . . . . . . . . . . 71

10.2.     Effect of Failure of Conditions . . . . . . . . . . . . . . . . . . 71

10.3.     Waiver of Conditions  . . . . . . . . . . . . . . . . . . . . . . . 72

ARTICLE XI.  RETENTION OF JURISDICTION  . . . . . . . . . . . . . . . . . . . 73

ARTICLE XII.  MISCELLANEOUS PROVISIONS  . . . . . . . . . . . . . . . . . . . 74

12.1.     Effectuating Documents and Further
          Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . 74

12.2.     Exemption from Transfer Taxes . . . . . . . . . . . . . . . . . . . 75

12.3.     Exculpation . . . . . . . . . . . . . . . . . . . . . . . . . . . . 75

12.4.     Committees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 76

12.5.     Amendment or Modification of the Plan;
          Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . 76

12.6.     Revocation or Withdrawal of the Plan  . . . . . . . . . . . . . . . 77

12.7.     Binding Effect  . . . . . . . . . . . . . . . . . . . . . . . . . . 77

12.8.     Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 78

12.9.     Post-Effective Date Professional Fees . . . . . . . . . . . . . . . 78

12.10.    Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . 78

12.11.    Withholding and Reporting Requirements  . . . . . . . . . . . . . . 79

12.12.    Plan Supplement . . . . . . . . . . . . . . . . . . . . . . . . . . 79

12.13.    Headings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 80

12.14.    Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 80

12.15.    Filing of Additional Documents  . . . . . . . . . . . . . . . . . . 80

EXHIBITS

Exhibit A - Rights Plan
Exhibit B - Stock Subscription and Standby Purchase
            Agreement and Registration Rights Agreement
Exhibit C - Restated Certificate of Incorporation
Exhibit D - Restated Bylaws

SCHEDULES

Schedule 7.1(a) - Rejected Executory Contracts
Schedule 7.3    - Discontinued Employment, Severance,
                    Compensation and Benefit Plans, Policies, Practices and Programs

          Hexcel Corporation, a Delaware corporation ("HEXCEL"), proposes the following plan of reorganization pursuant to section 1121(a) of title 11 of the United States Code:


                                    ARTICLE I

                      DEFINITION AND CONSTRUCTION OF TERMS

          DEFINITIONS.   As used herein, the following terms have the respective
meanings specified below, unless the context otherwise requires:

          1.1. ADMINISTRATIVE EXPENSE CLAIM means any Claim under Sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, any actual and necessary expenses of preserving the estate of the Debtor, any actual and necessary expenses of operating the business of the Debtor, all compensation or reimbursement of expenses allowed by the Bankruptcy Court under Section 330 or 503 of the Bankruptcy Code, any fees or charges assessed against the estate of the Debtor under section 1930 of chapter 123 of title 28 of the United States Code, and all CIT Credit Claims.

          1.2. ALLOWED means, with respect to a Claim or Equity Interest, any Claim or Equity Interest proof of which was timely and properly filed or, if no proof of claim or proof of interest was filed, which has been or hereafter is listed by the Debtor on its Schedules as liquidated in amount and not disputed or contingent, and, in either case and in the case of an Administrative Expense Claim, an Administrative

Expense Claim, Claim, or Equity Interest as to which no objection to the allowance thereof has been interposed on or before the Distribution Date or such other applicable period of limitation fixed by the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court, or as to which any objection has been determined by a Final Order to the extent such objection is determined in favor of the respective holder. "Allowed Administrative Expense Claim," "Allowed Claim," or "Allowed Equity Interest" shall not include interest on such Administrative Expense Claim, Claim or Equity Interest from and after the Commencement Date.

          1.3. AMENDED AND RESTATED BNP REIMBURSEMENT AGREEMENTS means the amended and restated reimbursement agreements with respect to the BNP Letters of Credit to be entered into with the holder of the Allowed Class 4 Claim containing the terms described in Section 4.4 of the Plan.

          1.4. AMENDED AND RESTATED PRINCIPAL MUTUAL 10.12 % NOTE shall mean the amended and restated promissory note to be delivered to the holder of the Allowed Class 6 Claims containing the terms described in Section 4.6 of the Plan.

          1.5. BALLOT means each of the voting forms to be distributed with the Plan and the Disclosure Statement to holders of Claims or Equity Interests in Classes that are impaired under the terms of the Plan and are entitled to vote in connection with the solicitation of acceptances and rejections of the Plan.

          1.6. BANK REVOLVER CLAIMS means all Claims arising under or related to that certain Credit Agreement dated April 29, 1991 between Hexcel Corporation and the institutions named therein and Wells Fargo Bank, N.A., as Agent, as amended, supplemented or modified.

          1.7. BANKRUPTCY CODE means title 11 of the United States Code, as amended from time to time, as applicable to the Chapter 11 Case.

          1.8. BANKRUPTCY COURT means the United States District Court for the Northern District of California, Oakland Division, having jurisdiction over the Chapter 11 Case and, to the extent of any reference made pursuant to section 157 of title 28 of the United States Code, the unit of such District Court pursuant to section 151 of title 28 of the United States Code.

          1.9. BANKRUPTCY RULES means the Federal Rules of Bankruptcy Procedure, as amended from time to time, as applicable to the Chapter 11 Case, including the Local Rules of the Bankruptcy Court.

          1.10.  BNP means Banque Nationale de Paris.

          1.11. BNP CLAIMS means all Claims of BNP against the Debtor arising under or relating to the BNP Letters of Credit described in Sections 1.12 and
1.13 hereof, including all Claims of BNP under the BNP reimbursement agreements described in Sections 1.14 and 1.15 and other documents, instruments and agreements related to such letters of credit and reimbursement agreements.

          1.12. BNP LETTERS OF CREDIT means the seven letters of credit issued by BNP for the account of the Debtor as credit support for the industrial development revenue bonds issued in connection with the transactions which are the subject of the IDRB Claims other than the Class 3H Claim described in
Section 3.3.8 hereof, as such letters of credit have been modified or extended through the Effective Date.

          1.13. BNP OTTAWA LETTER OF CREDIT means the letter of credit issued by BNP for the account of the Debtor as credit support for the industrial development revenue bonds issued in connection with the transactions which are the subject of the Class 3H Claim described in Section 3.3.8 hereof, as such letter of credit has been modified or extended through the Effective Date.

          1.14. BNP REIMBURSEMENT AGREEMENTS means the seven reimbursement agreements between BNP and the Debtor pursuant to which the Debtor agreed to reimburse BNP for drawings under the BNP Letters of Credit.

          1.15. BNP OTTAWA REIMBURSEMENT AGREEMENT means the reimbursement agreement between BNP and the Debtor pursuant to which the Debtor agreed to reimburse BNP for drawings under the BNP Ottawa Letter of Credit.

          1.16. BUSINESS DAY means any day other than a Saturday, Sunday or legal holiday in the State of California, on which commercial banks are open for business in the City and County of San Francisco, California.

          1.17. BYLAWS means the Restated Bylaws of Hexcel in effect as of the date hereof.

          1.18. CASH means the legal tender of the United States of America.

          1.19. CERTIFICATE OF INCORPORATION means the Restated Certificate of Incorporation of Hexcel, as certified by the Secretary of State of the State of Delaware as of the date hereof.

          1.20. CHAPTER 11 CASE means the case under chapter 11 of the Bankruptcy Code commenced by the Debtor, styled IN RE HEXCEL CORPORATION, Case No. 93-48535 T (Chapter 11), currently pending in the Bankruptcy Court.

          1.21. CIT means The CIT Group/Business Credit, Inc., a New York corporation and a post-petition lender to the Debtor under the CIT Credit Agreement.

          1.22. CIT CREDIT AGREEMENT means the Debtor in Possession Credit Agreement, dated as of December 8, 1993, by and between the Debtor and CIT, and related documents, as amended and modified from time to time, and as approved by orders of the Bankruptcy Court, pursuant to which CIT agreed to advance funds and credit to the Debtor during the course of the Chapter 11 Case on a secured, super-priority basis.

          1.23. CIT CREDIT CLAIMS means all Claims of CIT arising under the CIT Credit Agreement.

          1.24. CLAIM means (a) any right to payment from the Debtor, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured or (b) any right to an equitable remedy for breach of performance if such breach gives rise to a right to payment from the Debtor, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

          1.25. CLASS means a category of holders of Claims or Equity Interests as established by the terms of Article III of the Plan.

          1.26. COMMENCEMENT DATE means December 6, 1993, the date on which the Debtor commenced the Chapter 11 Case.

          1.27. COMMON STOCK means the common stock of Hexcel, par value $.01 per share, issued and outstanding prior to the Effective Date, together with all Preferred Stock Rights appurtenant thereto, including any restricted Common Stock issued pursuant to the Stock Option Plan.

          1.28. COMMON STOCK INTERESTS means all Equity Interests in Hexcel represented by the shares of Common Stock of Hexcel together with all appurtenant Preferred Stock Rights.

          1.29. CONFIRMATION DATE means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order.

          1.30. CONFIRMATION ORDER means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

          1.31. CREDITORS' COMMITTEE means the statutory committee of unsecured creditors appointed by the United

States Trustee in the Chapter 11 Case pursuant to section 1102 of the Bankruptcy Code on December 10, 1993, as such committee may be constituted from time to time.

          1.32. CURE means the distribution of Cash, or such other property as may be agreed upon by the Debtor and the recipient thereof or ordered by the Bankruptcy Court, as and to the extent required for the assumption of an unexpired lease or executory contract pursuant to the provisions of Section 365(b) of the Bankruptcy Code.

          1.33. DEBTOR means Hexcel Corporation, a Delaware corporation.

          1.34. DEBTOR IN POSSESSION means the Debtor, as debtor in possession in the Chapter 11 Case.

          1.35. DISCLOSURE STATEMENT means the disclosure statement relating to the Plan, as approved by the Bankruptcy Court pursuant to Section 1125 of the Bankruptcy Code.

          1.36. DISPUTED means, with respect to a Claim or Equity Interest, any such Claim or Equity Interest proof of which was timely and properly filed and which has been or hereafter is listed on the Schedules as unliquidated, disputed, or contingent, or is not listed in the Schedules, and in any such case or in the case of an Administrative Expense Claim, any such Administrative Expense Claim, Claim or Equity Interest as to which the Debtor or any other party in interest has interposed a timely objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules, which objection or request for estimation has not been withdrawn or determined by a Final Order, and any Claim as to which a proof of claim was required to be filed by order of the Court but as to which a proof of claim was not timely or properly filed.

          1.37. DISTRIBUTION DATE means the date which is 60 days after the Effective Date.

          1.38. EFFECTIVE DATE means the date on which the conditions specified in Section 10.1 of the Plan have been satisfied or waived.

          1.39. ENVIRONMENTAL CLAIM means any Claim, notice of violation, action, lien, demand, abatement or other order or direction (conditional or otherwise) by any governmental body or any entity for personal injury (including sickness, disease or death), tangible or intangible property damage, money damages, damage to the environment, nuisance, pollution, contamination or other adverse effects on the environment, or for fines, penalties or restrictions resulting from or based upon (a) the existence, or the continuation of the existence, or a Release (including, without limitation, sudden or non-sudden accidental or non-accidental Releases) of, or exposure to, any Hazardous Material or other substance, chemical, material, pollutant, contaminant, odor, audible noise, or other Release in, into or onto the environment (including, without limitation, the air, soil, surface water or groundwater) at, in, by, from or related to the properties presently or formerly owned, leased or operated by Hexcel or any activities conducted thereon; (b) the environmental aspects of the transportation, storage, treatment or disposal of Hazardous Materials in connection with the operation of the properties presently or formerly owned, leased or operated by Hexcel; or (c) the violation, or alleged violation, of any Environmental Laws, orders or permits of or from any governmental body relating to environmental matters connected with the properties presently or formerly owned, leased or operated by Hexcel.

          1.40. ENVIRONMENTAL LAWS means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement or guideline concerning the Releases into any part of the natural environment, or activities that might result in damage to the natural environment and with protecting or improving the quality of the natural environment and protecting public and employee health and safety and includes, but is not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C. Section 9601 ET SEQ.), the Hazardous Material Transportation Act (49 U.S.C. Section 1801 ET SEQ.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 ET SEQ.), the Clean Water Act (33 U.S.C. Section 1251 ET SEQ.), the Clean Air Act (42 U.S.C. Section 7401 ET SEQ.), the Toxic Substances Control Act (15 U.S.C. Section 2601 ET SEQ.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 ET SEQ.) and the Occupational Safety and Health Act (29 U.S.C. Section 651 ET SEQ.), as such laws have been amended and supplemented, and the regulations promulgated pursuant thereto, and any and all treaties, conventions and environmental public and employee health and safety statutes and regulations or analogous requirements of non-United States jurisdictions in which Hexcel or any of its subsidiaries conducts any business.

          1.41. EPA means the Environmental Protection Agency.

          1.42. EQUITY COMMITTEE means the statutory committee of equity security holders appointed by the United States Trustee in the Chapter 11 Case pursuant to Section 1102 of the Bankruptcy Code on December 21, 1993, as such committee may be constituted from time to time.

          1.43. EQUITY INTEREST or INTEREST means any equity interest in the Debtor, and any option, warrant or other agreement requiring the issuance of any such equity interest.

          1.44. EXIT FINANCING FACILITY means a working capital credit facility in an amount up to between $25 million and $35 million to be obtained by Reorganized Hexcel to meet its ordinary working capital requirements.

          1.45. FINAL ORDER means an order of the Bankruptcy Court as to which the time to appeal, petition for CERTIORARI, or move for reargument or rehearing has expired and as to which no appeal, petition for CERTIORARI, or other proceedings for reargument or rehearing shall then be pending or as to which any right to appeal, petition for CERTIORARI, reargue or rehear shall have been waived in writing in form and substance satisfactory to the Debtor or Reorganized Hexcel or, in the event that an appeal, writ of CERTIORARI, reargument or rehearing thereof has been sought, such order of the Bankruptcy Court shall have been determined by the highest court to which such order was appealed, or CERTIORARI, reargument or rehearing shall have been denied and the time to take any further appeal, petition for CERTIORARI or move for reargument or rehearing shall have expired.

          1.46. GENERAL UNSECURED CLAIMS means all Unsecured Claims against the Debtor, other than Claims in Classes 2, 3, 4, 6, 7, 8, 9 and 10. Such Claims include, without limitation, the Bank Revolver Claims, and all Claims in respect of the rejection of leases and executory contracts, certain guarantee claims, as well as all Claims of Hexcel's trade vendors and suppliers.

          1.47. HAZARDOUS MATERIALS means any substance, material or waste which is regulated by any local, state or federal governmental body in the jurisdiction in which Hexcel or any subsidiary conducts business, including, without limitation, any material or substance which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste" or "restricted hazardous waste," "subject waste," "contaminant," "toxic waste" or "toxic substance" under any provision of any Environmental Law, including but not limited to, petroleum products, asbestos and polychlorinated biphenyls.

          1.48. HEXCEL LYON means Hexcel S.A., a French subsidiary of Debtor having its operations in Lyons, France.

          1.49. HEXCEL LYON NOTE means the note issuable to Hexcel Lyon on the Effective Date as described in Section 4.8 hereof.

          1.50. HEXCEL OPTIONS means options to purchase Common Stock and all other rights and awards granted prior to the Effective Date pursuant to the Stock Option Plan, but does not include any restricted Common Stock awarded thereunder (which shares shall be included in Class 11).

          1.51. IDRB CLAIMS means all Claims arising under or relating to the loan agreements specified in Section 3.3, and any of the documents, instruments and agreements relating thereto, as amended, supplemented or modified, other than the BNP Claims.

          1.52. NJDEPE means the New Jersey Department of Environmental Protection and Energy.

          1.53. OTHER INTERCOMPANY CLAIM means any Claim against the Debtor by any Subsidiary of the Debtor other than the Hexcel Lyon Claim.

          1.54. OTHER PRIORITY CLAIM means any Claim, other than a Priority Tax Claim, entitled to priority in right of payment under Section 507(a) of the Bankruptcy Code.

          1.55. PETITION means the voluntary petition filed with the Court to commence the Chapter 11 Case on December 6, 1993.

          1.56. PLAN means this chapter 11 plan of reorganization (including all exhibits and schedules annexed hereto), either in its present form or as it may be altered, amended, or modified from time to time.

          1.57. PLAN SUPPLEMENT means the forms of documents specified in
Section 12.12 of the Plan.

          1.58. POSTCONFIRMATION LIST means the United States Trustee, the Debtor, the Debtor's attorneys, counsel for the Creditors' Committee and the Equity Committee (until termination of the Committees' operations pursuant to Section 12.4 of the Plan) and those parties who, subsequent to the Confirmation Date, file with the Court and serve upon the Debtor and its attorneys written requests for special notice as provided by the terms of the Plan, which requests, in order to be effective, must include street addresses and telephone and telecopy numbers for purposes of service; PROVIDED that parties may be eliminated from such list from time to time by order of the Bankruptcy Court, pursuant to motions of the Debtor on notice to the then-constituted Postconfirmation List, upon a showing that such parties no longer hold material Interests or Claims in the Chapter 11 Case.

          1.59. PREFERRED STOCK RIGHTS means all rights to purchase shares (or fractions of a share) of Series A Junior Participating Preferred Stock, no par value, of Hexcel, which rights are the subject of the Rights Agreement, dated as of August 14, 1986, between Hexcel and The Bank of California, N.A.

          1.60. PRINCIPAL MUTUAL CLAIMS means all Claims arising under or relating to (a) that certain Note Agreement dated as of October 1, 1988, between Hexcel and Principal Mutual Life Insurance Company pursuant to which Principal Mutual Life Insurance Company purchased a $30,000,000 face amount 10.12% Senior Note due October 1, 1998 (the "PRINCIPAL MUTUAL 10.12% NOTE"), and any of the documents, instruments and agreements relating thereto, as amended, supplemented or modified, and (b) that certain Note Agreement dated as of December 9, 1977, between Hexcel and Principal Mutual Life Insurance Company pursuant to which Principal Mutual Life Insurance Company purchased a $8,000,000 face amount 8.75% Senior Note due June 1, 1997 (the "PRINCIPAL MUTUAL 8.75% NOTE"), and any of the documents, instruments and agreements relating thereto, as amended, supplemented or modified.

          1.61. PRIORITY TAX CLAIM means a Claim of a governmental unit of a kind specified in Sections 502(i) and 507(a)(7) of the Bankruptcy Code.

          1.62. PRP means a "potentially responsible party" within the meaning of the Environmental Laws.

          1.63. REINSTATED or REINSTATEMENT means leaving a Claim unimpaired in accordance with the provisions of Section 1124(2) of the Bankruptcy Code.

          1.64. RELEASE means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the indoor or outdoor environment, or into or out of any property owned, leased or operated by Hexcel or any subsidiary, including the movement of any Hazardous Material or other substance through or in the air, soil, surface water, groundwater or property.

          1.65. REORGANIZED DEBTOR or REORGANIZED HEXCEL means Hexcel, or any successor thereto by merger, consolidation or otherwise, on and after the Effective Date.

          1.66. REORGANIZED HEXCEL COMMON STOCK means the common stock, par value $.01 per share, of Reorganized Hexcel to be issued by Reorganized Hexcel on and after the Effective Date.

          1.67. RIGHTS means the rights to purchase Reorganized Hexcel Common Stock to be issued under the Rights Plan pursuant to Section 4.11 of the Plan.

          1.68. RIGHTS PLAN means the rights plan substantially in the form of EXHIBIT A hereto, pursuant to which the Rights are to be issued.

          1.69. SCHEDULES means the schedules of assets and liabilities and the statement of financial affairs filed by the Debtor as required by Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, and all amendments thereto.

          1.70. SECTION 510(B) HEXCEL COMMON STOCK TRADING CLAIM means any Claim
(a) arising from rescission of a purchase or sale of shares of Common Stock, (b) for damages arising from the purchase or sale of shares of Common Stock, or (c) for reimbursement or contribution allowed under Section 502 of the Bankruptcy Code on account of a Claim described in clauses (a) or (b) of this Section 1.70, other than a Claim for reimbursement or contribution described in Section 7.2 of the Plan.

          1.71. SECURED CLAIM means an Allowed Claim held by any entity to the extent of the value, as set forth in the Plan or as determined by a Final Order of the Bankruptcy Court pursuant to Section 506(a) of the Bankruptcy Code, of any interest in property of the Debtor's estate securing such Allowed Claim.

          1.72. STOCK SUBSCRIPTION AND STANDBY PURCHASE AGREEMENT means the Stock Subscription and Standby Purchase Agreement substantially in the form of EXHIBIT B hereto, pursuant to which the Standby Purchaser shall purchase certain shares of Reorganized Hexcel Common Stock.

          1.73. STANDBY PURCHASER means Mutual Series Fund Inc.

          1.74. STOCK OPTION PLAN means the Hexcel Corporation 1988 Management Stock Program, as amended.

          1.75. SUBORDINATED DEBENTURE CLAIMS means all Claims arising under or related to that certain Indenture dated as of August 1, 1986 between Hexcel and The Bank of California, N.A., Trustee Re: 7% Convertible Subordinated Debentures due 2011, the Subordinated Debentures, and any of the documents, instruments and agreements relating thereto, as amended, supplemented or modified.

          1.76. SUBORDINATED DEBENTURES means all debentures issued under or pursuant to that certain Indenture dated as of August 1, 1986 between Hexcel and The Bank of California,

N.A., Trustee Re: 7% Convertible Subordinated Debentures due 2011.

          1.77. SUBSIDIARY means any entity of which Hexcel owns directly or indirectly all of the outstanding capital stock.

          1.78. UNSECURED CLAIM means any Claim that is not a Secured Claim, Administrative Expense Claim, Priority Tax Claim, or Other Priority Claim.

          OTHER TERMS. Any term used herein that is not defined herein shall have the meaning ascribed to that term, if any, in the Bankruptcy Code.

          CONSTRUCTION OF CERTAIN TERMS.
          (a) The words "herein," "hereof," "hereto," "hereunder," and others of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause contained in the Plan.

          (b) Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, the feminine and the neuter.

                                   ARTICLE II

                           TREATMENT OF ADMINISTRATIVE
                     EXPENSE CLAIMS AND PRIORITY TAX CLAIMS

          2.1. ADMINISTRATIVE EXPENSE CLAIMS. Except to the extent that the holder of an Allowed Administrative Expense Claim agrees to a different treatment, Reorganized Hexcel shall pay to each holder of an Allowed Administrative Expense Claim Cash in an amount equal to such Allowed Administrative Expense Claim on the latest of the Effective Date, the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim and when it is due; PROVIDED, HOWEVER, that Allowed Administrative Expense Claims other than Claims under Section 330 of the Bankruptcy Code representing obligations incurred in the ordinary course of business of or assumed by the Debtor in Possession shall be paid in full and performed by the Reorganized Debtor in the ordinary course of business in accordance with the terms and conditions of the particular transactions and any agreements relating thereto.

          2.2. PRIORITY TAX CLAIMS. Except to the extent that the holder of an Allowed Priority Tax Claim agrees to a different treatment, Reorganized Hexcel shall pay to each holder of an Allowed Priority Tax Claim, at the sole option of Reorganized Hexcel, (a) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or (b) equal annual cash payments in arrears in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest at a fixed annual rate equal to seven percent, over a period through the sixth anniversary of the date of assessment of such Allowed Priority Tax Claim, or upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Priority Tax Claim deferred cash payments having a value, as of the Effective Date, equal to such Allowed Priority Tax Claim.

                                   ARTICLE III

                  CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

          The following is a designation of the Classes of Claims and Equity Interests in the Plan. Administrative Expense Claims and Priority Tax Claims have not been classified and are excluded from the following Classes, in accordance with the provisions of Section 1123(a)(1) of the Bankruptcy Code.
The treatment accorded Administrative Expense Claims and Priority Tax Claims is set forth in Article II, above. Consistent with Section 1122 of the Bankruptcy Code, a Claim or Equity Interest is classified by the Plan in a particular Class only to the extent that the Claim or Equity Interest is within the description of the Class and is classified in a different Class to the extent the Claim or Equity Interest is within the description of that different Class.

          3.1. CLASS 1 (OTHER PRIORITY CLAIMS) consists of all Other Priority Claims against the Debtor.

          3.2. CLASS 2 (SECURED CLAIMS) consists of all Secured Claims, each of which shall be within a separate subclass (with each subclass to be deemed a separate class for all purposes under applicable provisions of the Bankruptcy
Code), as follows:

                3.2.1 CLASS 2A (GRAHAM INDUSTRIAL MORTGAGE CLAIMS) consists of all Claims against the Debtor under that certain Real Estate Lien Note, dated February 1, 1992, from Debtor to Graham Industrial Association, Inc. in the original principal amount of $150,000, and under the related deed of trust and all other related documents, instruments and agreements.

                3.2.2 CLASS 2B (GREATER POTTSVILLE MORTGAGE CLAIMS) consists of all Claims against the Debtor under that certain Promissory Note, dated June 13, 1980, from Debtor to Greater Pottsville Industrial Development Corporation in the original principal amount of $400,000, and under the related mortgage and all other related documents, instruments and agreements.

                3.2.3 CLASS 2C (POTTSVILLE PIDA (SCHUYLKILL) MORTGAGE CLAIMS) consists of all Claims against the Debtor under that certain Note, dated May 11, 1988, from Schuylkill Economic Development Corporation to The Pennsylvania Development Authority in the original principal amount of $498,220 and under the related mortgage and all other related documents, instruments and agreements (including, without limitation, the Consent, Subordination and Assumption Agreement, dated March 15, 1988, between the Debtor and Schuylkill Economic Development Corporation).

          3.3. CLASS 3 (IDRB CLAIMS) consists of all IDRB Claims, each of which shall be within a separate subclass (with each subclass to be deemed a separate class for all purposes under applicable provisions of the Bankruptcy Code), as follows:

                3.3.1 CLASS 3A (CALIFORNIA POLLUTION CONTROL FINANCING AUTHORITY) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of April 1, 1988, between the Debtor and California Pollution Control Financing Authority regarding $750,000 of Multi-Modal Interchangeable Rate Pollution Control Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due March 1, 2008, and under all related documents, instruments and agreements, other than the BNP Claims.

                3.3.2 CLASS 3B (INDUSTRIAL DEVELOPMENT AUTHORITY OF THE CITY OF CASA GRANDE) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of March 1, 1988, between the Debtor and Industrial Development Authority of the City of Casa Grande regarding $2,050,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due September 1, 2007, and under all related documents, instruments and agreements, other than the BNP Claims.

                3.3.3 CLASS 3C (YOUNG COUNTY #1 INDUSTRIAL DEVELOPMENT CORPORATION) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of April 1, 1988, between Debtor and Young County #1 Industrial Development Corporation regarding $800,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding

Bonds (Hexcel Corporation Project), Series 1988 due March 1, 2008, and under all related documents, instruments and agreements, other than the BNP Claims.

                3.3.4 CLASS 3D (GUADALUPE-BLANCO RIVER AUTHORITY INDUSTRIAL DEVELOPMENT CORPORATION) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of April 1, 1988, between Debtor and Guadalupe-Blanco River Authority Industrial Development Corporation regarding $3,150,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due March 1, 2008, and under all related documents, instruments and agreements, other than the BNP Claims.

                3.3.5 CLASS 3E (PORT OF SKAGIT COUNTY INDUSTRIAL DEVELOPMENT CORPORATION) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of December 1, 1989, between the Debtor and Port of Skagit County Industrial Development Corporation regarding $3,000,000 of Variable Rate Demand Revenue Bonds, 1989 (Hexcel Corporation Project), due December 1, 2024, and under all related documents, instruments and agreements, other than the BNP Claims.

                3.3.6 CLASS 3F (INDUSTRIAL DEVELOPMENT AUTHORITY OF THE COUNTY OF LOS ANGELES) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of March 1, 1988, between the Debtor and Industrial

Development Authority of the County of Los Angeles regarding $6,200,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due September 1, 2007, and under all related documents, instruments and agreements, other than the BNP Claims.

                3.3.7 CLASS 3G (CITY OF LANCASTER) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of April 1, 1988, between the Debtor and City of Lancaster regarding $1,000,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due March 1, 2008, and under all related documents, instruments and agreements, other than the BNP Claims.

                3.3.8 CLASS 3H (ECONOMIC DEVELOPMENT CORPORATION OF THE COUNTY OF OTTAWA) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of April 1, 1988 between Debtor and Economic Development Corporation of the County of Ottawa regarding $4,150,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due March 1, 2008, and under all related documents, instruments and agreements, other than the BNP Claims.

          3.4.  CLASS 4 (BNP CLAIMS) consists of the BNP Claims.

          3.5. CLASS 5 (GENERAL UNSECURED CLAIMS) consists of all General Unsecured Claims.

          3.6. CLASS 6 (PRINCIPAL MUTUAL CLAIMS) consists of the Principal Mutual Claims.

          3.7. CLASS 7 (ENVIRONMENTAL CLAIMS) consists of all Environmental Claims, which shall be within separate subclasses (with each subclass to be a separate class for all purposes under applicable provisions of the Bankruptcy
Code), as follows:

                3.7.1.1. CLASS 7A.1 (HELEN KRAMER LANDFILL IN GLOUCESTER, NEW JERSEY - DIRECT CLAIM) consists of a Claim against the Debtor filed by the NJDEPE for the clean-up and related costs and natural resource damage Claims incurred and to be incurred at the Helen Kramer site, based on N.J.S.A. 58:10-
23.11 ET SEQ.

                3.7.1.2. CLASS 7A.2 (HELEN KRAMER LANDFILL IN GLOUCESTER, NEW JERSEY - CONTRIBUTION CLAIMS) consists of 47 Claims filed by PRPs of the Helen Kramer site for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and the NJDEPE for the $115,000,000 clean-up and related costs said to have been incurred and to be incurred by the EPA and unstated amounts incurred and to be incurred by the NJDEPE (but included in the NJDEPE Claim referred to in Class 7A.1).

                3.7.2. CLASS 7B (A TO Z LANDFILL IN NEW BRUNSWICK, NEW JERSEY) consists of so much of the Claim filed by NJDEPE as constitutes a Claim for contribution to the A to Z Landfill.

                3.7.3. CLASS 7C (CHEMICAL CONTROL SUPERFUND SITE IN ELIZABETH, NEW JERSEY) consists of so much of NJDEPE's Claim as constitutes a Claim for contribution to the Chemical Control Superfund Site in Elizabeth, New Jersey.

                3.7.4.1. CLASS 7D.1 (JONAS SEWELL TRANSFER STATION - DIRECT CLAIM) consists of a surrogate claim filed by the Jonas Sewell Transfer Station Respondents Group on behalf of the NJDEPE for all clean-up and related costs at the Jonas Sewell Transfer Station, ongoing response costs, and natural resource damage Claims incurred and to be incurred by the NJDEPE.

                3.7.4.2. CLASS 7D.2 (JONAS SEWELL TRANSFER STATION - CONTRIBUTION CLAIMS) consists of Claims filed by PRPs for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and the NJDEPE for the clean-up and related costs of the Jonas Sewell Transfer Station.

                3.7.4.3. CLASS 7D.3 (MARVIN JONAS, INC. WASTE SITES - CONTRIBUTION CLAIMS) consists of Claims filed by PRPs for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and the NJDEPE for the clean-up and related costs of the sites used by Marvin Jonas, Inc.

                3.7.5. CLASS 7E (BUSBY VALLEY LANDFILL IN VOORHES, NEW JERSEY AND GEMS LANDFILL IN NEW JERSEY) consists of Claims filed by PRPs for contribution for the Debtor's alleged share of the common liability of all PRPs to the EPA and the NJDEPE for the clean-up and related costs of the Busby Valley Landfill and the GEMS Landfill sites.

                3.7.6. CLASS 7F (SCIENTIFIC CHEMICAL PROCESSING, INC. SITE IN NEWARK, NEW JERSEY) consists of Claims filed by PRPs for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and the NJDEPE for the clean-up and related costs of the Scientific Chemical Processing, Inc. site in Newark, New Jersey.

                3.7.7. CLASS 7G (FLORENCE RECONTOURING LANDFILL IN FLORENCE, NEW JERSEY AND PJP LANDFILL IN JERSEY CITY, NEW JERSEY) consists of a Claim filed by a PRP for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and the NJDEPE for the clean-up and related costs of the Florence Recontouring Landfill and the PJP Landfill sites.

                3.7.8. CLASS 7H (FISHER CALO SITE IN KINGSBURG, INDIANA) consists of a Claim filed by the Fisher Calo PRP group, of which the Debtor is a member, seeking $120,000 in anticipated administrative costs over the anticipated 30-year term of the remediation at the Fisher Calo site.

                3.7.9. CLASS 7I (SEYMOUR, INDIANA SUPERFUND SITE) consists of a Claim filed by the trust established for payments of costs at the Seymour Indiana Superfund site for the Debtor's 1.72% share of future operation and maintenance costs at this site.

                3.7.10.1. CLASS 7J.1 (SAN GABRIEL GROUND WATER BASIN IN CALIFORNIA - DIRECT CLAIM) consists of a surrogate Claim filed by the Puente Valley Steering Committee of PRPs on behalf of the EPA to recover $111,600 as the Debtor's 2.68% share of a $4.2 million Remedial Investigation/Feasibility Study ("RI/FS") and the clean-up and related costs to be incurred at the Puente Valley Operable Unit of the San Gabriel Valley Superfund Site.

                3.7.10.2. CLASS 7J.2 (SAN GABRIEL GROUND WATER BASIN IN CALIFORNIA - CONTRIBUTION CLAIM) consists of Claims filed by 44 members of the Puente Valley Steering Committee of PRPs for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA for clean-up and related costs for the Puente Valley Operable Unit of the San Gabriel Valley Superfund Site, including but not limited to the RI/FS.

                3.7.11.1. CLASS 7K.1 (GRANVILLE SOLVENTS IN GRANVILLE, OHIO - DIRECT CLAIM) consists of a claim filed by the State of Ohio in the amount of $916,000 for the State's claimed cost of cleaning up the Granville Solvents site, a duplicate surrogate Claim filed for the State, and a $20 million surrogate Claim filed for the EPA.

                3.7.11.2. CLASS 7K.2 (GRANVILLE SOLVENTS IN GRANVILLE, OHIO - CONTRIBUTION CLAIMS) consists of a Claim filed jointly by Abrasive Technology and 71 other PRPs seeking contribution for the Debtor's alleged equitable share of the common liability of all PRPs for clean-up and related costs for the Granville, Ohio site, including $1 million to the State of Ohio and $3- $20 million in anticipated responsive actions, and $258,910.23 already expended by the PRP Group.

                3.7.11.3. CLASS 7K.3 (GRANVILLE SOLVENTS IN GRANVILLE, OHIO - CONTRIBUTION CLAIM) consists of a $15 million Claim filed by Union Tank Car for contribution for the Debtor's alleged equitable share of the common liability of all PRPs for clean-up and related costs of the Granville, Ohio site alleged in Class 7K.2.

                3.7.12. CLASS 7L (ORGANIC CHEMICAL SITE IN GRANDVILLE, MICHIGAN) consists of Claims filed by 17 PRPs for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and state authorities for clean-up and related costs of the Grandville, Ohio site.

                3.7.13. CLASS 7M (DEBTOR'S PROPERTY OUTSIDE CASA GRANDE, ARIZONA) consists of Claims filed by the Arizona State Lands Department and the Arizona Department of Environmental Quality seeking $323,000 in past costs and future clean-up costs with respect to the Debtor's leased property located outside Casa Grande, Arizona.

                3.7.14. CLASS 7N (KIN BUC SUPERFUND SITE IN EDISON, NEW JERSEY) consists of Claims filed by 10 PRPs for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and the NJDEPE for clean-up and related costs for the Kin Buc Superfund site.

                3.7.15. CLASS 7O (SCIENTIFIC CHEMICAL PROCESSING SITE IN CARLSTADT, NEW JERSEY) consists of Claims of approximately 113 PRPs for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and the NJDEPE for clean-up and related costs for the Carlstadt, New Jersey site.

                3.7.16.1. CLASS 7P.1 (LIVERMORE, CALIFORNIA SITES - DIRECT CLAIMS) consists of Claims filed by the California Regional Water Quality Control Board ("RWQCB") in the amount of $2,342,000 for the remediation and clean-up costs associated with two adjacent properties in Livermore, California.

                3.7.16.2. CLASS 7P.2 (LIVERMORE, CALIFORNIA SITES - F & P PROPERTIES, INC.) consists of a Claim filed by F&P Properties, Inc. ("F&P"), the owner of the Livermore property adjacent to the Debtor's site, in the amount of $1.29 million. The Claim asserts fraud, intentional interference, and promissory estoppel, contends that the Debtor sold the property to F&P's grantors, Donald and Suzanne Smith (the "Smiths"), in 1979, and is responsible for various damages caused by deposits of Hazardous Materials on the property prior to 1979.

                3.7.16.3. CLASS 7P.3 (LIVERMORE, CALIFORNIA SITES - SMITHS) consists of a Claim filed by the Smiths (purchasers of the F&P property from the Debtor in 1979) in the amount of $5,000,000. The Smiths claim that the Debtor breached a settlement agreement with the Smiths by failing to execute an agreed draft settlement agreement in an action brought by F&P against the Debtor and the Smiths.

                3.7.17. CLASS 7Q (LODI, NEW JERSEY) consists of all Environmental Claims arising in connection with the Lodi, New Jersey property formerly owned by the Debtor, including, without limitation: (a) the Claim filed by Fine Organics seeking $10,727,000 in alleged actual damages (including the purchase price of the property, consequential damages, and the alleged cost of compliance with an Administrative Order on Consent), and treble damages under N.J.S.A. 58:10-23.11, or $32,181,000, and (b) the Claim filed by Barclays Bank Ltd. with respect to the $4,000,000 undrawn letter of credit securing the Debtor's performance of the Administrative Order on Consent.

                3.7.18. CLASS 7R (OTHER ENVIRONMENTAL CLAIMS) consists of all Environmental Claims not specified in the foregoing provisions of this Section 3.7.

          3.8. CLASS 8 (INTERCOMPANY CLAIMS) consists of two subclasses (with each subclass to be deemed a separate class for all purposes under applicable provisions of the Bankruptcy Code), as follows:

                3.8.1. CLASS 8A (HEXCEL LYON CLAIM) consists of Claims of Hexcel Lyon for an unpaid intercompany advance in the original principal amount of $2,500,000 made by it to Hexcel.

                3.8.2. CLASS 8B (OTHER INTERCOMPANY CLAIMS) consists of all Other Intercompany Claims.

          3.9. CLASS 9 (SUBORDINATED DEBENTURE CLAIMS) consists of the Subordinated Debenture Claims.

          3.10. CLASS 10 (SECTION 510(b) HEXCEL COMMON STOCK TRADING CLAIMS) consists of all Section 510(b) Hexcel Common Stock Trading Claims.

          3.11. CLASS 11 (COMMON STOCK) consists of all shares of Common Stock, including all Preferred Stock Rights appurtenant thereto.

          3.12. CLASS 12 (HEXCEL OPTIONS) consists of all Hexcel Options.


                                   ARTICLE IV

                    TREATMENT OF CLAIMS AND EQUITY INTERESTS

          4.1.  CLASS 1 -- OTHER PRIORITY CLAIMS.

          (a) NONIMPAIRMENT. Class 1 is unimpaired by the Plan. Each holder of a Claim in Class 1 is conclusively presumed to have accepted the Plan as a holder of a Class 1 Claim and is not entitled to vote to accept or reject the Plan.

          (b) DISTRIBUTIONS. Reorganized Hexcel shall pay to each holder of an Allowed Claim in Class 1 Cash in an amount equal to such Allowed Claim on the later of the Effective Date and the date such Claim becomes an Allowed Claim.

          4.2.  CLASS 2 -  SECURED CLAIMS

                4.2.1 CLASS 2A -- GRAHAM INDUSTRIAL MORTGAGE CLAIMS.

                (a) NONIMPAIRMENT. Class 2A is unimpaired by the Plan. The holder of a Claim in Class 2A is conclusively presumed to have accepted the Plan as a holder of a Class 2A Claim and is not entitled to vote to accept or reject the Plan.

                (b) DISTRIBUTIONS. On the Effective Date, the Graham Industrial Mortgage Claims shall be Reinstated.

                (c) RETENTION OF LIENS. The holder of the Graham Industrial Mortgage Claims in Class 2A shall retain the liens securing such Secured Claim as of the Effective Date.

                4.2.2 CLASS 2B -- GREATER POTTSVILLE MORTGAGE CLAIMS.

                (a) NONIMPAIRMENT. Class 2B is unimpaired by the Plan. The holder of a Claim in Class 2B is conclusively presumed to have accepted the Plan as a holder of a Class 2B Claim and is not entitled to vote to accept or reject the Plan.

                (b) DISTRIBUTIONS. On the Effective Date, the Greater Pottsville Mortgage Claims shall be Reinstated.

                (c) RETENTION OF LIENS. The holder of the Greater Pottsville Mortgage Claims in Class 2B shall retain the liens securing such Secured Claim as of the Effective Date.

                4.2.3    CLASS 2C -- POTTSVILLE PIDA (SCHUYLKILL) MORTGAGE
                         CLAIMS.

                (a) NONIMPAIRMENT. Class 2C is unimpaired by the Plan. The holder of a Claim in Class 2C is conclusively presumed to have accepted the Plan as a holder of a Class 2C Claim and is not entitled to vote to accept or reject the Plan.

               (b) DISTRIBUTIONS. On the Effective Date, the Pottsville PIDA (Schuylkill) Mortgage Claims shall be Reinstated.

                (c) RETENTION OF LIENS. The holder of the Pottsville PIDA (Schuylkill) Mortgage Claims in Class 2C shall retain the liens securing such Secured Claim as of the Effective Date.

          4.3.  CLASS 3 -- IDRB CLAIMS

                4.3.1    CLASS 3A (CALIFORNIA POLLUTION CONTROL FINANCING
                         AUTHORITY).

                (a) NONIMPAIRMENT. Class 3A is unimpaired by the Plan. The holders of Claims in Class 3A are conclusively presumed to have accepted the Plan as holders of Class 3A Claims and are not entitled to vote to accept or reject the Plan.

                (b) DISTRIBUTIONS. On the Effective Date, the Claims in Class 3A shall be Reinstated.


                4.3.2 CLASS 3B (INDUSTRIAL DEVELOPMENT AUTHORITY OF THE CITY OF CASA GRANDE).

                (a) NONIMPAIRMENT. Class 3B is unimpaired by the Plan. The holders of Claims in Class 3B are conclusively presumed to have accepted the Plan as holders of Class 3B Claims and are not entitled to vote to accept or reject the Plan.

                (b) DISTRIBUTIONS. On the Effective Date, the Claims in Class 3B shall be Reinstated.

                4.3.3    CLASS 3C (YOUNG COUNTY #1 INDUSTRIAL
                         DEVELOPMENT CORPORATION).

                (a) NONIMPAIRMENT. Class 3C is unimpaired by the Plan. The holders of Claims in Class 3C are conclusively presumed to have accepted the Plan as holders of Class 3C Claims and are not entitled to vote to accept or reject the Plan.

                (b) DISTRIBUTIONS. On the Effective Date, the Claims in Class 3C shall be Reinstated.


                4.3.4 CLASS 3D (GUADALUPE-BLANCO RIVER AUTHORITY INDUSTRIAL DEVELOPMENT
                         CORPORATION).

                (a) NONIMPAIRMENT. Class 3D is unimpaired by the Plan. The holders of Claims in Class 3D are conclusively presumed to have accepted the Plan as holders of Class 3D Claims and are not entitled to vote to accept or reject the Plan.

                (b) DISTRIBUTIONS. On the Effective Date, the Claims in Class 3D shall be Reinstated.

                4.3.5  CLASS 3E (PORT OF SKAGIT COUNTY
                       INDUSTRIAL DEVELOPMENT CORPORATION).

                (a) NONIMPAIRMENT. Class 3E is unimpaired by the Plan. The holders of Claims in Class 3E are conclusively presumed to have accepted the Plan as holders of Class 3E Claims and are not entitled to vote to accept or reject the Plan.
                (b) DISTRIBUTIONS. On the Effective Date, the Claims in Class 3E shall be Reinstated.

                4.3.6 CLASS 3F (INDUSTRIAL DEVELOPMENT AUTHORITY OF THE COUNTY OF LOS ANGELES).

                (a) NONIMPAIRMENT. Class 3F is unimpaired by the Plan. The holders of Claims in Class 3F are conclusively presumed to have accepted the Plan as holders of Class 3F Claims and are not entitled to vote to accept or reject the Plan.

                (b) DISTRIBUTIONS. On the Effective Date, the Claims in Class 3F shall be Reinstated.

                4.3.7  CLASS 3G (CITY OF LANCASTER).

                (a) NONIMPAIRMENT. Class 3G is unimpaired by the Plan. The holders of Claims in Class 3G are conclusively presumed to have accepted the Plan as holders of Class 3G Claims and are not entitled to vote to accept or reject the Plan.

                (b) DISTRIBUTIONS. On the Effective Date, the Claims in Class 3G shall be Reinstated.

                4.3.8 CLASS 3H (ECONOMIC DEVELOPMENT CORPORATION OF THE COUNTY OF OTTAWA).

                (a) NONIMPAIRMENT. Class 3H is unimpaired by the Plan. The holders of Claims in Class 3H are conclusively presumed to have accepted the Plan as holders of Class 3H Claims and are not entitled to vote to accept or reject the Plan.
                (b) DISTRIBUTIONS. On the Effective Date, the Claims in Class 3H shall be Reinstated.
          4.4.  CLASS 4 -- BNP CLAIMS.


          (a) IMPAIRMENT AND VOTING. Class 4 is impaired by the Plan. The holder of the Claims in Class 4 is entitled to vote to accept or reject the Plan.

          (b)   DISTRIBUTIONS.

                (i) On the Effective Date, the holder of the Claims in Class 4 shall receive the following:

                (A) Cash in the amount of $181,931.54 for all pre-petition unreimbursed drawings under the seven BNP Letters of Credit, draw fees, letter of credit fees, attorneys' fees and fees and expenses paid by BNP to the remarketing agent for the IDRB's;

                (B) Cash in the amount of all post-petition (i) unreimbursed drawings under the seven BNP Letters of Credit and unpaid accrued interest thereon at the contract non-default rate; and
                (ii) draw fees, letter of credit fees and expenses paid by BNP to the remarketing agent for the IDRB's for which BNP is entitled to reimbursement under the terms of the seven BNP Reimbursement Agreements; and

                (C) Cash in the amount of $502,000 as payment of a one-time reinstatement and extension fee for BNP's extension of the seven BNP Letters of Credit and modification of the seven BNP Reimbursement Agreements.

                (ii)  In addition, the following shall occur as of the Effective
     Date:
                (A) BNP will extend the expiration date of the seven BNP Letters of Credit to October 1, 1998;

                (B) BNP will waive all defaults under the seven BNP Reimbursement Agreements through the Effective Date and in connection with consummation of the Plan;

                (C) The seven BNP Reimbursement Agreements will be amended and restated pursuant to the Amended and Restated BNP Reimbursement Agreements to (i) change the covenants so that consummation of the Plan and the establishment of the Exit Financing Facility obtained to satisfy the condition precedent described in Section
                10.1 of the Plan will not cause or constitute a default thereunder, (ii) increase the letter of credit commitment fees to 200 basis points per annum, payable quarterly in advance, effective on the Effective Date, (iii) increase the interest rate on the

               Liquidity Reimbursement Obligations (as defined in the current BNP Reimbursement Agreements) to Prime (as defined in the BNP Reimbursement Agreements) plus 2% per annum and the interest rate on all other obligations under the BNP Reimbursement Agreements to Prime plus 3% per annum, and (iv) contain suchrepresentations, warranties, conditions, covenants and other terms, including restrictions on existing and additional indebtedness, restrictions on existing and additional liens and encumbrances, financial covenants, and default provisions, as BNP and the Debtor may agree;

               (D) Commencing 90 days after the Effective Date and every three months thereafter until the expiration of the seven BNP Letters of Credit, Reorganized Hexcel will deposit $600,000 in a sinking fund in which BNP and/or the trustees for the IDRB's will hold a first priority security interest to secure Reorganized Hexcel's obligations under the Amended and Restated BNP Reimbursement Agreements, subject to the right of Reorganized Hexcel to use all or a portion of the sinking fund to reduce the available amounts of the seven BNP Letters of Credit by the optional redemption of IDRB's in a like principal amount. All net proceeds (including insurance proceeds and condemnation awards) from the sale or other disposition (including refinancing) of any plants, equipment or other property financed or refinanced by the issuance of the IDRB's supported by the seven BNP Letters of Credit will be applied to the reduction of the available amounts of the seven BNP Letters of Credit by optional redemption of the IDRB's or will be deposited into the sinking fund. Such net proceeds may, at the option of Reorganized Hexcel, be credited against the $600,000 quarterly deposit referred to above; and

               (E) Either (i) the BNP Ottawa Letter of Credit shall have been cancelled and replaced by a substitute letter of credit provided by the present owner of the facility which is the subject of the IDRB's described in Section 3.3.8 hereof (the "Present Owner"),
               (ii) BNP shall have been furnished by the Present Owner with a standby letter of credit or other security reasonably satisfactory to BNP to secure the Debtor's liability to BNP under the BNP Ottawa Letter of Credit, or (iii) BNP will (1) reinstate, but will not extend, the BNP

               Ottawa Letter of Credit, (2) waive all defaults under the BNP Ottawa Reimbursement Agreement through the Effective Date and in connection with consummation of the Plan, and (3) the BNP Ottawa Reimbursement Agreement will be amended and restated to (x) change the covenants so that consummation of the Plan and the establishment of the Exit Financing Facility obtained to satisfy the condition precedent described in Section 10.1 of the Plan will not cause or constitute a default thereunder, and (y) contain such representations, warranties, conditions, covenants and other terms, including restrictions on existing and additional indebtedness, restrictions on existing and additional liens and encumbrances, financial covenants, and default provisions (but not any increase in rates or fees), as BNP and the Debtor may agree with respect to the Amended and Restated BNP Reimbursement Agreements.

          4.5.  CLASS 5 -- GENERAL UNSECURED CLAIMS.

          (a) IMPAIRMENT AND VOTING. Class 5 is impaired by the Plan. The holders of the Allowed Claims in Class 5 are entitled to vote to accept or reject the Plan.

          (b) DISTRIBUTIONS. Reorganized Hexcel shall pay to each holder of an Allowed Claim in Class 5 Cash in an amount equal to such Allowed Claim on the latest of the Distribution Date, the date such Allowed Claim becomes an Allowed Claim and the date such Allowed Claim becomes due.

          4.6.  CLASS 6 -- PRINCIPAL MUTUAL CLAIMS

          (a) IMPAIRMENT AND VOTING. Class 6 is impaired by the Plan. The holder of the Allowed Claims in Class 6 is entitled to vote to accept or reject the Plan.

          (b)   DISTRIBUTIONS.
                (i) On the Effective Date, the holder of the Allowed Claims in Class 6 shall receive the following:

                (a) Cash in the amount of the outstanding principal and the unpaid accrued interest at the contract non-default rate through the Effective Date on the Principal Mutual 8.75% Note;

                (b) Cash in the amount of the unpaid accrued interest at the contract non-default rate on the Principal Mutual 10.12% Note through the last interest payment date falling on or prior to the Effective Date;

                (c) 1,629,756 shares of Reorganized Hexcel Common Stock;

                (d) the Amended and Restated Principal Mutual 10.12% Note, the principal terms of which are as follows:

                    (1)  AGGREGATE PRINCIPAL AMOUNT:  $30,000,000.

                    (2) INTEREST RATE: 10.12% per annum, payable in arrears on the first of each April and October commencing after the Effective Date.

                    (3)  MATURITY:  October 1, 1998.

                    (4) PREPAYMENT: The Note Agreement governing the Principal Mutual 10.12% Note will govern the Amended and Restated Principal Mutual 10.12% Note and will be amended to permit prepayment without any premium or penalty within one year from the Effective Date and thereafter to permit prepayment upon payment of a premium equal to the Make-Whole Premium Amount (as defined in such Note Agreement), except that the definition of the Make-Whole Premium Amount shall be amended by replacing the term "Treasury Rate" with "150 basis points above the Treasury Rate", whenever it appears, which will have the effect of decreasing the Make-Whole Premium Amounts.

                    (5) COVENANTS: Such amendments to the covenants as may be agreed to by the holder of the Class 6 Claims, including but not limited to a change in the covenants so that consummation of the Plan and the establishment of the Exit Financing Facility will not cause or constitute a default thereunder.

                    (6) WAIVER: A waiver of all past defaults through the Effective Date and in connection with consummation of the Plan.

          4.7.  CLASS 7 -- ENVIRONMENTAL CLAIMS.

          (a) IMPAIRMENT AND VOTING. Class 7 is impaired by the Plan. Each holder of an Environmental Claim in Class 7 is entitled to vote to accept or reject the Plan if such Claim has been Allowed pursuant to Section 502 of the Bankruptcy Code or by a Final Order.

          (b) DISTRIBUTIONS. Reorganized Hexcel shall distribute to each holder of an Allowed Environmental Claim in Class 7 Cash in an amount determined pursuant to the following provisions of this Section 4.7 on the later of the Distribution Date or the date that such Environmental Claim becomes an Allowed Environmental Claim.

          (c) ALLOCATION. Holders of Allowed Environmental Claims shall be entitled to receive distributions of an aggregate of not over $5,992,160 which amount is hereby allocated to the respective Subclasses of this Class 7 as follows (the "Subclass Environmental Distribution Amounts"):
          (i)   Subclasses 7A.1 and 7A.2  -- $50,000
          (ii)  Subclass 7B  -- $1,000
          (iii) Subclass 7C  -- $1,000
          (iv)  Subclasses 7D.1, 7D.2 and 7D.3  -- $1,000
          (v)   Subclass 7E  -- $1,000
          (vi)  Subclass 7F  -- $1,000
          (vii) Subclass 7G  -- $1,000
          (viii)Subclass 7H  -- $35,000
          (ix)  Subclass 7I  -- $20,000
          (x)   Subclasses 7J.1 and 7J.2 -- $101,160
          (xi)  Subclasses 7K.1, 7K.2 and 7K.3 -- $290,000
          (xii) Subclass 7L -- $50,000
          (xiii)Subclass 7M -- $200,000
          (xix) Subclass 7N -- $150,000
          (xv)  Subclass 7O -- $250,000
          (xvi) Subclass 7P.1 -- $550,000
          (xvii) Subclasses 7P.2 and 7P.3 -- $290,000
          (xviii) Subclass 7Q -- $4,000,000
          (xix)  Subclass 7R -- $0
          (d) DISTRIBUTIONS OF SUBCLASS ENVIRONMENTAL DISTRIBUTION AMOUNT. On the later of the Distribution Date and the date as and when an Environmental Claim becomes an Allowed Environmental Claim (including as an Allowed Environmental Claim any Environmental Claim that, by Final Order, has been estimated pursuant to Section

     502(c) of the Bankruptcy Code expressly for the purpose of its allowance), Reorganized Hexcel shall distribute to the holder of such Allowed Environmental Claim Cash in an amount equal to such Allowed Environmental Claim. Notwithstanding the foregoing, Reorganized Hexcel shall be obligated to make such Cash distributions to holders of Allowed Environmental Claims in any Subclass only to the extent that the Subclass Environmental Distribution Amount allocated by Section 4.7(c) to such Subclass has not been exhausted by previous payments pursuant hereto.

          (e) CERTAIN DISALLOWED CLAIMS. In the event that (i) an Environmental Claim has been previously disallowed pursuant to Section 502(e)(1)(B) of the Bankruptcy Code, (ii) such Environmental Claim is not an Allowed Environmental Claim entitled to receive a distribution under
     Section 4.7(d) hereof, (iii) such disallowed Environmental Claim ceases to be contingent and unliquidated by reason of the making of payments to a third party by the holder thereof, (iv) a determination shall have been made of the amount of the Debtor's liability to the holder thereof with respect to such Environmental Claim (the "Liability Amount"), and (v) a Final Order shall have been entered determining that such a previously disallowed Environmental Claim shall be Allowed, either by reason of reconsideration of such Environmental Claim pursuant to Section 502(j) of the Bankruptcy Code or otherwise ("Reconsidered Section 502(e)

Claim"), then such Reconsidered Section 502(e) Claim shall be treated as part of the Subclass that relates to the property that is the subject of such Reconsidered Section 502(e) Claim and the holder thereof shall be entitled to receive a distribution of Cash under, and subject to the limitations of, the provisions of Section 4.7(d) of the Plan, in an amount equal to the lesser of
(i) the Liability Amount, or (ii) the Debtor's allocable equitable share of the amount the holder of such Reconsidered Section 502(e) Claim was legally obligated to pay to others (as determined by an order or other ruling of a court or governmental agency or officer) on account of the Debtor's liability or obligations.

          4.8.  CLASS 8 -- INTERCOMPANY CLAIMS.

          4.8.1 CLASS 8A -- HEXCEL LYON CLAIM

          (a) IMPAIRMENT AND VOTING. Class 8A is impaired by the Plan. The holder of the Hexcel Lyon Claim in Class 8 is entitled to vote to accept or reject the Plan.

          (b)   DISTRIBUTIONS.
                On the Effective Date, the holder of the Hexcel Lyon Claim shall receive the Hexcel Lyon Note in the principal amount of the Allowed Hexcel Lyon Claim which will be due on demand at any time after payment in full of the Amended and Restated Principal Mutual 10.12% Note and will bear interest payable semi-annually in arrears at the rate of 6.9% per annum.

          4.8.2 CLASS 8B -- OTHER INTERCOMPANY CLAIMS

          (a) IMPAIRMENT AND VOTING. Class 8B is impaired by the Plan. Each holder of an Allowed Claim in Class 8B is entitled to vote to accept or reject the Plan.

          (b)   DISTRIBUTIONS.

                Each holder of an Allowed Other Intercompany Claim shall receive Cash in an amount equal to such holder's Allowed Other Intercompany Claim 30 days after payment in full of the Amended and Restated Principal Mutual 10.12% Note, with accrued interest at the rate of 6.9% per annum.

          4.9.  CLASS 9 -- SUBORDINATED DEBENTURE CLAIMS.

          (a) IMPAIRMENT AND VOTING. Class 9 may be impaired by the Plan. Each holder of an Allowed Claim in Class 9 is entitled to vote to accept or reject the Plan.

          (b) DISTRIBUTIONS IF THE PLAN IS ACCEPTED BY CLASS 9. If the Plan is accepted by Class 9, each holder of record of an Allowed Subordinated Debenture Claim as of the Effective Date shall be entitled, upon surrender of such holder's Subordinated Debentures as provided herein, to receive its ratable share of 9,703,050 shares of Reorganized Hexcel Common Stock. The consideration distributed to holders of Allowed Subordinated Debenture Claims will be allocated first to the portion of such Claims representing

     Claims for the payment of principal and then to the portion of such Claims representing Claims for the payment of accrued interest up to the Commencement Date.

          (c) DISTRIBUTIONS IF THE PLAN IS REJECTED BY CLASS 9. If the Plan is rejected by Class 9, all Allowed Subordinated Debenture Claims shall be Reinstated and, under such circumstances, Class 9 will not be impaired by the Plan.

          4.10. CLASS 10 -- SECTION 510(b) HEXCEL

                COMMON STOCK TRADING CLAIMS

          (a) IMPAIRMENT AND VOTING. Class 10 is impaired by the Plan. Each holder of an Allowed Claim in Class 10 is entitled to vote to accept or reject the Plan.

          (b) DISTRIBUTIONS. Each holder of an Allowed Claim in Class 10 shall receive its ratable share of 100,000 shares of Reorganized Hexcel Common Stock; PROVIDED, HOWEVER, that no distributions under this Section 4.10(b) shall be made until all of the Allowed Claims in Class 10 and the holders thereof have been determined.

          4.11. CLASS 11 -- COMMON STOCK.

          (a) IMPAIRMENT AND VOTING. Class 11 is impaired by the Plan. Each holder of Common Stock in Class 11 is entitled to vote to accept or reject the Plan.

          (b) DISTRIBUTIONS IF THE PLAN IS ACCEPTED BY CLASS 9. If the Plan is accepted by Class 9, on the Effective Date, each holder of record of Common Stock as of the

     Effective Date will be entitled (i) upon surrender of such holder's certificates of Common Stock, to receive one share of Reorganized Hexcel Common Stock for each two shares of Common Stock, and (ii) to receive Rights entitling such holder to purchase additional shares of Reorganized Hexcel Common Stock pursuant to the Rights Plan at an exercise price of $2.00 per share, payable in Cash. For each share of Common Stock held of record on the Effective Date, such holder shall receive 1.1628 Rights. Fractional shares of Reorganized Hexcel Common Stock and fractional Rights shall be treated in accordance with Section 6.2(f) hereof. Each Right will entitle the holder to purchase one share of Reorganized Hexcel Common Stock in accordance with the Rights Plan. The Rights will expire 30 days after the Effective Date. Certificates representing the Rights will be distributed on the Effective Date or as soon thereafter as is practicable. The Reorganized Hexcel Common Stock issuable on exercise of any Rights will be issued as soon as is practicable following the expiration date for the exercise of those Rights.

          (c) DISTRIBUTIONS IF THE PLAN IS REJECTED BY CLASS 9. If the Plan is rejected by Class 9, on the Effective Date, each holder of record of Common Stock as of the Effective Date will be entitled (i) upon surrender of such holder's certificates of Common Stock, to receive one share of Reorganized Hexcel Common Stock for each two shares of Common Stock, and (ii) to receive Rights entitling such holder to purchase additional shares of Reorganized Hexcel Common Stock pursuant to the Rights Plan at an exercise price of $2.00 per share, payable in Cash. For each share of Common Stock held of record on the Effective Date, such holder shall receive 1.71 Rights. Fractional shares of Reorganized Hexcel Common Stock and fractional Rights shall be treated in accordance with
     Section 6.2(f) hereof. Each Right will entitle the holder to purchase one share of Reorganized Hexcel Common Stock in accordance with the Rights Plan. The Rights will expire 30 days after the Effective Date. Certificates representing the Rights will be distributed on the Effective Date or as soon thereafter as is practicable. The Reorganized Hexcel Common Stock issuable on exercise of any Rights will be issued as soon as is practicable following the expiration date for the exercise of those Rights.

          (d) RESTRICTED STOCK. All restrictions applicable to outstanding restricted Common Stock issued pursuant to the Stock Option Plan shall apply to the Reorganized Hexcel Common Stock distributed with respect thereto pursuant to Sections 4.11(b) or (c) hereof, but shall not apply to any Rights issued with respect thereto or Reorganized Hexcel Common Stock issued upon the exercise of such Rights.

          (e) CANCELLATION OF EQUITY INTERESTS. As of the Effective Date, all Equity Interests, including all Common Stock and all Preferred Stock Rights appurtenant thereto, will be cancelled and extinguished.

          4.12. CLASS 12 -- HEXCEL OPTIONS.

          Class 12 is impaired by the Plan. Holders of Hexcel Options in Class 12 shall not receive any distributions under the Plan, and all Hexcel Options will be deemed cancelled and extinguished and the Stock Option Plan shall be cancelled and terminated, except that restrictions applicable to outstanding restricted Common Stock shall remain in effect and shall apply to the Reorganized Hexcel Common Stock issued with respect thereto.
     Holders of Class 12 Allowed Hexcel Options are deemed to have rejected the Plan under Section 1126(g) of the Bankruptcy Code, and are not entitled to vote on the Plan.

                                    ARTICLE V

                         PROVISIONS OF EQUITY SECURITIES
                        TO BE ISSUED PURSUANT TO THE PLAN

          5.1.  REORGANIZED HEXCEL COMMON STOCK.
          (a) The principal terms of the Reorganized Hexcel Common Stock shall be as follows:

          (1)  AUTHORIZATION:  70,000,000 shares.

          (2)  PAR VALUE:  $.01 per share.

          (3)  VOTING:   One vote per share, with no cumulative rights.

          (4)  PREEMPTIVE RIGHTS:  None.

          (5)  REGISTRATION:  None.

          5.2.  RIGHTS.  The principal terms of the Rights are as follows:

          (a)  AUTHORIZATION:

                (1) IF THE PLAN IS ACCEPTED BY CLASS 9. Approximately 8,500,000 Rights (the actual number may vary due to rounding as contemplated by the Plan and the Rights Plan), each exercisable to purchase one share of Reorganized Hexcel Common Stock.

                (2) IF THE PLAN IS REJECTED BY CLASS 9. Approximately 12,500,000 Rights (the actual number may vary due to rounding as contemplated by the Plan and the Rights Plan), each exercisable to purchase one share of Reorganized Hexcel Common Stock.

          (b)  SUBSCRIPTION PRICE:  $2.00 per share payable in Cash.

          (c)  VOTING:  No voting rights.

          (d)  EXPIRATION:  The Rights will expire 30 days after the Effective
     Date.

          (e) TRANSFERABILITY: The Rights will be transferable subject to compliance with applicable federal and state securities laws.

          (f)  REGISTRATION:  None.

          (g)  OVERSUBSCRIPTION RIGHTS:  None.

                                   ARTICLE VI

                  MEANS OF IMPLEMENTATION, PROVISIONS REGARDING
                   VOTING AND DISTRIBUTIONS UNDER THE PLAN AND
               TREATMENT OF DISPUTED, CONTINGENT, AND UNLIQUIDATED
           ADMINISTRATIVE EXPENSE CLAIMS, CLAIMS AND EQUITY INTERESTS

          6.1. VOTING OF CLAIMS AND INTERESTS. Each holder of Claims and Interests in an impaired Class shall be entitled to vote separately to accept or reject the Plan as provided in the order entered by the Bankruptcy Court establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan (a copy of which is annexed to the Disclosure Statement as Exhibit B). For purposes of calculating the number of Allowed Claims in a Class of Claims held by holders of Allowed Claims in such Class that have voted to accept or reject the Plan under Section 1126(c) of the Bankruptcy Code, all Allowed Claims in such Class held by one entity or any affiliate thereof (as defined in the Securities Act of 1933 and the rules and regulations promulgated thereunder) shall be aggregated and treated as one Allowed Claim in such Class.

          6.2.  METHOD OF DISTRIBUTIONS UNDER THE PLAN.

          (a) IN GENERAL. All distributions under the Plan shall be made by Reorganized Hexcel. All distributions under the Plan to the holders of Allowed Claims shall be made to the holder of each such Claim as set forth in the Claims Register maintained by the Bankruptcy Court and Poorman-Douglas Corporation, as the outside claims agent for the Bankruptcy

Court, or, with respect to Claims governed by an indenture, to the indenture trustee on behalf of the holder of each such Claim. All distributions to holders of Common Stock shall be made to the transfer agent for Common Stock, except that all Rights shall be distributed directly to holders of record of Common Stock as of the Effective Date.

          (b) DISTRIBUTIONS OF CASH. Any payment of Cash made by Reorganized Hexcel pursuant to the Plan shall be made by check drawn on a domestic bank.

          (c) TIMING OF DISTRIBUTIONS. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be due on the next succeeding Business Day.

          (d) HART-SCOTT-RODINO COMPLIANCE. Any shares of Reorganized Hexcel Common Stock to be distributed under the Plan to any entity required to file a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, shall not be distributed until the notification and waiting periods applicable under such Act to such entity shall have expired or been terminated.

          (e) MINIMUM DISTRIBUTIONS. No payment of Cash less than one hundred dollars shall be made by Reorganized Hexcel to any holder of a Claim unless a request therefor is made in writing to Reorganized Hexcel.

          (f) FRACTIONAL SHARES AND RIGHTS. No fractional shares of Reorganized Hexcel Common Stock or fractional Rights shall be distributed. The number of shares of Reorganized

Hexcel Common Stock and Rights to be distributed shall be rounded to the nearest whole share or Right, with .50 shares or Rights rounded up to the next highest share or Right.

          (g)   UNCLAIMED DISTRIBUTIONS.

                (i) Any Cash or other distributions pursuant to the Plan, including any interest, shares of Reorganized Hexcel Common Stock, dividends or other amounts earned thereon, that are unclaimed for a period of one year after distribution thereof shall be forfeited and revested in Reorganized Hexcel.

                (ii) Any distribution made on behalf of a holder of a Class 9 Claim to the indenture trustee for the Subordinated Debentures pursuant to the Plan, including any Cash, shares of Reorganized Hexcel Common Stock, dividends or other amounts earned thereon, that are unclaimed by the holder of a Subordinated Debenture Claim for a period of one year after distribution thereof shall be forfeited and returned to and revested in Reorganized Hexcel.

                (iii) Any distribution of Reorganized Hexcel Common Stock made on behalf of a holder of a Class 11 Common Stock Interest to the transfer agent for Common Stock pursuant to the Plan, including any dividends or other amounts thereon that are unclaimed by the holder of Common Stock for a period of one year after distribution thereof shall be forfeited, returned to and revested in Reorganized Hexcel.

          6.3. DISTRIBUTIONS RELATING TO DISPUTED CLAIMS. Cash and shares of Reorganized Hexcel Common Stock shall be distributed by Reorganized Hexcel to a holder of a Disputed Administrative Expense Claim or Disputed Claim when, and to the extent that, such Disputed Administrative Expense Claim or Disputed Claim becomes an Allowed Administrative Expense Claim or Allowed Claim pursuant to a Final Order. Such distribution shall be made in accordance with the Plan to the holder of such Claim based upon the amount of such Disputed Administrative Expense Claim or Disputed Claim that becomes an Allowed Administrative Expense Claim or Allowed Claim, as the case may be.

          6.4. RESOLUTION OF DISPUTED ADMINISTRATIVE EXPENSE CLAIMS AND DISPUTED CLAIMS. Unless otherwise ordered by the Bankruptcy Court after notice and a hearing, the Debtor shall have the exclusive right (except as to (i) Claims of the Debtor's officers, directors and employees and (ii) applications for allowances of compensation and reimbursement of expenses under Sections 330 and 503 of the Bankruptcy Code) to make and file objections to Administrative Expense Claims and Claims. Except for objections to Claims filed pursuant to
Section 7.1(e) of the Plan or any other Claims not filed prior to Confirmation Date, objections must be served upon the holder of the Administrative Expense Claim or Claim to which the objection is made and the Debtor as soon as practicable, but in no event later than the Distribution Date.

          6.5. CANCELLATION AND SURRENDER OF EXISTING DEBT SECURITIES AND AGREEMENTS.

          (a) On the Effective Date, except as otherwise provided herein, all promissory notes and other instruments evidencing any Claim in Class 5, and the Principal Mutual 8.75% Note and the Principal Mutual 10.12% Note in Class 6, shall be deemed canceled without further act or action under any applicable agreement, law, regulation, order, or rule, and the obligations of the Debtor under any indentures and any other documents, instruments and agreements governing such Claims shall be discharged.

          (b) Each holder of a promissory note, or other instrument evidencing a Claim in Class 5, the Principal Mutual 8.75% Note or the Principal Mutual 10.12% Note in Class 6 shall surrender such promissory note or instrument to the Reorganized Debtor. No distribution of property hereunder shall be made to or on behalf of any such holders unless and until such promissory note or instrument is received by the Reorganized Debtor or the unavailability of such note or instrument is established to the reasonable satisfaction of the Reorganized Debtor. The Reorganized Debtor may require any entity delivering an affidavit of loss and indemnity to furnish a bond in form and substance (including, without limitation, with respect to amount) reasonably satisfactory to the Reorganized Debtor. Any holder that fails within one year after the date of entry of the Confirmation Order (i) to surrender or cause to be surrendered such promissory note or instrument, (ii) to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the Reorganized Debtor, or (iii) if requested, to furnish a bond reasonably satisfactory to the Reorganized Debtor upon request, shall be deemed to have forfeited all rights, Claims, and interests and shall not participate in any distribution hereunder.

          6.6.  RECORD DATE FOR DISTRIBUTION OF SECURITIES.

          (a) After the close of business on the Effective Date, the transfer ledgers for the Common Stock and, if the Plan is accepted by Class 9, the transfer ledgers for the Subordinated Debentures shall be closed, there shall be no registrations or other changes in the record holders of any such securities on the books of Reorganized Hexcel (or any indenture trustee, transfer agent or registrar it may have employed in connection therewith), and Reorganized Hexcel, any indenture trustee and any transfer agent shall have no obligation to recognize any transfer of such securities occurring thereafter, but shall be entitled instead to recognize and deal with, for all purposes under the Plan, only those holders reflected on the transfer ledgers as of the close of business on the Effective Date.

          (b) With respect to the Common Stock and, if the Plan is accepted by Class 9, also with respect to the Subordinated Debentures, until the holders of record as of the close of business on the Effective Date or their lawful successors or assigns surrender, pursuant to Sections 6.7 and

6.8 of the Plan, the certificates which had previously evidenced the Common Stock or Subordinated Debentures, they shall have no rights (and the certificates shall evidence no rights) except the right to surrender such certificates pursuant to such Sections and to receive in exchange therefor the distributions to which such holders are entitled pursuant to the provisions of Article IV of the Plan, except that holders of record of Common Stock as of the Effective Date will have the right to receive the Rights distributable to them before they surrender their certificates.

          6.7.  SURRENDER OF EXISTING SHARES
                OF COMMON STOCK.

          On the Effective Date, Reorganized Hexcel shall distribute to the transfer agent on behalf of holders of Common Stock certificates evidencing the shares of Reorganized Hexcel Common Stock distributable to such holders pursuant to the Plan and on the Effective Date, or as soon thereafter as is practicable, shall deliver to the holders of record of Common Stock on the Effective Date certificates representing the Rights distributable to them pursuant to the Plan. It shall be a condition to the making of distributions of Reorganized Hexcel Common Stock (but not the Rights) to any holder of Common Stock that such holder shall have surrendered to the transfer agent for Common Stock the certificates representing the Common Stock so held of record by such holder and in respect of which such distributions are to be made, or, in the event of the destruction, loss, mutilation or theft, at the transfer agent's or Reorganized Hexcel's option, an affidavit of such holder in accordance with Article 8 of the Uniform Commercial Code and/or, if requested in Reorganized Hexcel's reasonable judgment, a surety bond, the amount and form of which shall be satisfactory to Reorganized Hexcel and the transfer agent, from a surety company satisfactory to Reorganized Hexcel and the transfer agent. As soon as practicable after such surrender or such delivery of such affidavit and such furnishing of a bond as provided herein, the transfer agent shall distribute to each holder of an Allowed Common Stock Interest its appropriate distribution of Reorganized Hexcel Common Stock to be distributed hereunder. Any holder of Common Stock that fails to surrender its certificates or deliver an affidavit as provided herein within five years from and after the Effective Date shall be deemed to have forfeited all rights and claims and shall not participate in any distribution on account of Common Stock (other than receiving Rights as provided herein). Upon the expiration of such five-year period, all shares of Reorganized Hexcel Common Stock held for distribution by the transfer agent for holders of Common Stock shall be returned to Reorganized Hexcel by the transfer agent and shall be taken into the treasury of Reorganized Hexcel.

          6.8. CANCELLATION AND SURRENDER OF SUBORDINATED DEBENTURES IF THE PLAN IS ACCEPTED BY CLASS 9.

          (a) If the Plan is accepted by Class 9, then the indenture relating to the Subordinated Debentures and the Subordinated Debentures shall be terminated and cancelled as of the Effective Date without further act or action under the applicable indenture or any applicable law, regulation, order, or rule; PROVIDED, HOWEVER, that (i) the indenture relating to the Subordinated Debentures shall continue to govern the course of conduct and the relationships among the indenture trustee under such indenture and the holders of Subordinated Debentures, including, without limitation, the means and methods of distributing Reorganized Hexcel Common Stock pursuant to the Plan, and (ii) nothing in the Plan shall affect any rights and/or liens as contained in the indenture relating to the Subordinated Debentures between the holders of the Subordinated Debentures and the indenture trustee. Notwithstanding the foregoing proviso, the Debtor and Reorganized Hexcel shall have no further liability under the indenture relating to the Subordinated Debentures from and after the Effective Date.

          (b) If the Plan is accepted by Class 9, then on the Effective Date, Reorganized Hexcel shall distribute to the indenture trustee for the Subordinated Debentures certificates evidencing the shares of Reorganized Hexcel Common Stock distributable to the holders of Subordinated Debentures pursuant to the Plan. It shall be a condition to the making of distributions to any holder of Subordinated Debentures that such holder shall have surrendered to the indenture trustee such holder's Subordinated Debentures or, in the event that any such Subordinated Debentures are lost, stolen, mutilated or destroyed, evidence satisfactory to the indenture trustee and Reorganized Hexcel of the loss, theft, mutilation or destruction of such Subordinated Debentures or, at the indenture trustee's or Reorganized Hexcel's option, an affidavit of such holder in accordance with Article 8 of the Uniform Commercial Code, and/or, if requested in the indenture trustee's or Reorganized Hexcel's reasonable judgment, a surety bond, the amount and form of which shall
be satisfactory to Reorganized Hexcel and the indenture trustee.   As soon as
practicable after such surrender or such delivery of such affidavit and such furnishing of a bond as provided herein, the indenture trustee shall distribute to each holder of an Allowed Subordinated Debenture Claim its appropriate distribution of Reorganized Hexcel Common Stock to be distributed hereunder. Promptly upon the surrender of such instruments, the indenture trustee shall cancel the Subordinated Debentures and deliver them to Reorganized Hexcel. Any holder of Subordinated Debentures who fails to surrender its Subordinated Debentures or deliver an affidavit as provided herein within five years after the Effective Date shall be deemed to have forfeited all rights and claims with respect to such Subordinated Debentures and shall not participate in any distribution on account of the Subordinated

Debentures hereunder. Upon the expiration of such five-year period, all shares of Reorganized Hexcel Common Stock held for distribution by the indenture trustee for the Subordinated Debentures shall be returned to Reorganized Hexcel by such indenture trustee and shall be taken into the treasury of Reorganized Hexcel.

          6.9. DELIVERY OF SHARES TO THE STANDBY PURCHASER. At each of the first and second closings under the Stock Subscription and Standby Purchase Agreement, the Reorganized Hexcel Common Stock to be acquired by the Standby Purchaser shall be delivered directly to the Standby Purchaser, rather than to the transfer agent.

          6.10. STOCK SUBSCRIPTION AND STANDBY PURCHASE AGREEMENT. Hexcel and Reorganized Hexcel, as the case may be, shall perform their obligations under the Stock Subscription and Standby Purchase Agreement in accordance with its terms, including, without limitation, issuing all shares of Reorganized Hexcel Common Stock to the Standby Purchaser as provided therein and making all payments required therein.


                                   ARTICLE VII

                    EXECUTORY CONTRACTS AND UNEXPIRED LEASES


          7.1. ASSUMPTION OR REJECTION OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES.

          (a) EXECUTORY CONTRACTS. Except as otherwise provided herein, as of the Effective Date, all executory contracts (other than unexpired leases) that exist between the Debtor and any person shall be deemed assumed as of the Effective Date, including without limitation all indemnification obligations described in Section 7.2 hereof and all benefit obligations described in Sections 7.3 and 7.4 hereof, except for any executory contract (i) which has been rejected pursuant to an order of the Bankruptcy Court entered on or prior to the Confirmation Date, (ii) set forth in SCHEDULE 7.1(a) hereto to be filed on or prior to seven days prior to the hearing on confirmation of the Plan, or
(iii) as to which a motion for approval of the rejection of such contract has been filed and served on or prior to the Confirmation Date. The executory contracts set forth in Schedules 7.1(a) and 7.3 hereto shall be deemed rejected as of the Effective Date.

          (b) UNEXPIRED LEASES. Except as otherwise provided herein, as of the Effective Date, all unexpired leases that exist between the Debtor and any person shall be deemed assumed as of the Effective Date, except for any unexpired lease (i) which has been rejected pursuant to an order of the Bankruptcy Court entered on or prior to the Confirmation Date or by operation of law, or (ii) as to which a motion for approval of the rejection of such lease has been filed and served on or prior to the Confirmation Date.

          (c) APPROVAL OF ASSUMPTION OR REJECTION OF LEASES AND CONTRACTS. Entry of the Confirmation Order shall constitute (i) the approval, pursuant to
Section 365(a) of the Bankruptcy Code, of the assumption of the executory contracts and unexpired leases assumed pursuant to Section 7.1(a) and (b) hereof, (ii) the extension of time pursuant to Section 365(d)(4) of the Bankruptcy Code within which Hexcel may assume or reject the executory contracts and unexpired leases specified in Section 7.1(a) and (b) hereof through the date of entry of an order approving the assumption or rejection of such contracts and leases, and (iii) the approval, pursuant to Section 365(a) of the Bankruptcy Code, of the rejection of the executory contracts set forth in Schedules 7.1(a) and 7.3 hereto.

          (d) CURE OF DEFAULTS. On the Effective Date, Reorganized Hexcel shall Cure any and all defaults under any executory contract or unexpired lease assumed pursuant to the Plan in accordance with Section 365(b)(1) of the Bankruptcy Code.

          (e) BAR DATE FOR FILING PROOFS OF CLAIM RELATING TO EXECUTORY CONTRACTS AND UNEXPIRED LEASES REJECTED PURSUANT TO THE PLAN. Unless the Bankruptcy Court fixes a different time period pursuant to an order approving the rejection of a contract or lease, Claims arising out of the rejection of an executory contract or unexpired lease pursuant to this Section 7.1 must be filed with the Bankruptcy Court no later than thirty days after notice of entry of an order approving the rejection of such contract or lease. Any Claims not filed within such time will be forever barred from assertion against the Debtor, its estate, Reorganized Hexcel, and its property and will not receive any distributions under the Plan. Unless otherwise ordered by the Bankruptcy Court, all Claims arising from the rejection of executory contracts and unexpired leases shall be treated as Class 5 Claims under the Plan.

          7.2. INDEMNIFICATION OBLIGATIONS. For purposes of the Plan, the obligations of the Debtor to indemnify, reimburse or limit the liability of its present and any former directors, officers or employees that were directors, officers or employees, respectively, on or after the Commencement Date against any obligations pursuant to the Certificate of Incorporation, the Bylaws, applicable state law or specific agreement, or any combination of the foregoing, shall survive confirmation of the Plan, remain unaffected thereby, and not be discharged irrespective of whether indemnification, reimbursement or limitation is owed in connection with an event occurring before, on, or after the Commencement Date.

          7.3.  COMPENSATION AND BENEFIT PROGRAMS.  Except as set forth in
SCHEDULE 7.3 hereof to be filed on or prior to seven days prior to the hearing on confirmation of the Plan, all employment and severance practices and policies, and all compensation and benefit plans, policies, and programs of the Debtor applicable to its directors, officers or employees, including, without limitation, all savings plans, retirement plans, health care plans, severance benefit plans, incentive plans, workers' compensation programs and life, disability and other insurance plans are treated as executory contracts under the Plan and are hereby assumed pursuant to Section 365(a) of the Bankruptcy Code, subject to any and all modification and termination rights of the Debtor contained therein.

          7.4. RETIREE BENEFITS. Payments, if any, due to any person for the purpose of providing or reimbursing payments for retired employees and their spouses and dependents for medical, surgical, or hospital care benefits, or benefits in the event of sickness, accident, disability, or death under any plan, fund, or program (through the purchase of insurance or otherwise), maintained or established in whole or in part by the Debtor prior to the Commencement Date, shall be continued for the duration of the period the Debtor has obligated itself to provide such benefits, subject to any and all modification and termination rights of the Debtor contained therein.


                                  ARTICLE VIII

                         PROVISIONS REGARDING CORPORATE
                      GOVERNANCE OF THE REORGANIZED DEBTOR


          8.1. GENERAL. On the Effective Date, the management, control and operation of the Reorganized Debtor shall become the general responsibility of the Board of

Directors of the Reorganized Debtor, who shall thereafter have the responsibility for the management, control and operation of the Reorganized Debtor.

          8.2. MEETINGS OF STOCKHOLDERS. The first annual meeting of the stockholders of Reorganized Hexcel shall be held on a date in May of 1995 selected by the Board of Directors of Reorganized Hexcel in accordance with the certificate of incorporation and bylaws of Reorganized Hexcel.

          8.3.  DIRECTORS AND OFFICERS OF REORGANIZED DEBTOR.

          (a) BOARD OF DIRECTORS. The initial Board of Directors of Reorganized Hexcel shall consist of nine individuals whose names shall be disclosed prior to the hearing to consider confirmation of the Plan.

          (b) OFFICERS. The officers of Reorganized Hexcel immediately prior to the Effective Date shall serve as the initial officers of Reorganized Hexcel on and after the Effective Date in accordance with any employment agreement with Reorganized Hexcel and applicable nonbankruptcy law.

          8.4. CERTIFICATE OF INCORPORATION AND BYLAWS. Effective as of the Effective Date, the Certificate of Incorporation and Bylaws shall be amended and restated in substantially the form annexed hereto as EXHIBITS C and D, respectively.

          8.5. ISSUANCE OF NEW SECURITIES. The issuance of the following equity securities by Reorganized Hexcel is hereby authorized without further act or action under applicable law, regulation, order, or rule:

          (a) approximately 35,087,720 shares of Reorganized Hexcel Common Stock if the Plan is accepted by Class 9, or approximately 30,384,671 shares of Reorganized Hexcel Common Stock if the Plan is rejected by Class 9, which shall be issued and distributed pursuant to the Plan, the Stock Subscription and Standby Purchase Agreement and the exercise of Rights distributed pursuant to the Plan; and

          (b) approximately 8,500,000 Rights if the Plan is accepted by Class 9 and approximately 12,500,000 Rights if the Plan is rejected by Class 9.

          8.6. CANCELLATION OF PREFERRED STOCK RIGHTS. On the Effective Date, the Rights Agreement, dated as of August 14, 1986, between Hexcel and The Bank of California, which provides for the issuance of the Preferred Stock Rights, shall be terminated and cancelled without any further action by Reorganized Hexcel.


                                   ARTICLE IX

                         EFFECT OF CONFIRMATION OF PLAN


          9.1.  REVESTING OF ASSETS.

          (a) The property of the estate of the Debtor shall revest in the Reorganized Debtor on the Effective Date.

          (b) From and after the Effective Date, the Reorganized Debtor may operate its business, and may use, acquire, and dispose of its property free of any restrictions of the Bankruptcy Code.

        (c) As of the Effective Date, all property of the Debtor shall be free and clear of all Claims and interests of holders of Claims and Equity Interests, except as provided in the Plan.

          (d) Any rights or causes of action accruing to the Debtor and Debtor in Possession shall remain assets of the estate of the Reorganized Debtor.

          9.2. DISCHARGE OF DEBTOR. The rights afforded herein and the treatment of all Claims and Equity Interests herein shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Commencement Date, against the Debtor and the Debtor in Possession, or any of its assets or properties. Except as otherwise provided herein, (a) on the Effective Date, all such Claims against, and Equity Interests in, the Debtor shall be satisfied, discharged, and released in full and (b) all persons shall be precluded from asserting against the Reorganized Debtor, its successors, or its assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Confirmation Date.

          9.3. EXTINGUISHMENT OF CAUSES OF ACTION UNDER THE AVOIDING POWER PROVISIONS. On the Effective Date, all rights, claims, causes of action, avoiding powers, suits and proceedings arising under Sections 544, 545, 547, 548, 549 and 553 of the Bankruptcy Code shall be extinguished whether or not then pending.


                                    ARTICLE X

                            EFFECTIVENESS OF THE PLAN


          10.1. CONDITIONS PRECEDENT. The Plan shall not become effective unless and until (i) Reorganized Hexcel shall have credit availability under the Exit Financing Facility to provide Reorganized Hexcel with working capital sufficient to meet its ordinary and peak working capital requirements, as determined by Hexcel, (ii) the first closing under the Stock Subscription and Standby Purchase Agreement shall have occurred, and (iii) the Reorganized Hexcel Common Stock to be issued pursuant to the Plan, including the shares to be issued pursuant to the Stock Subscription and Standby Purchase Agreement, shall have been approved for listing on the New York Stock Exchange.

          10.2. EFFECT OF FAILURE OF CONDITIONS. In the event that any of the conditions specified in Section 10.1 of the

Plan has not been satisfied or waived (in the manner provided in Section 10.3 below) on or before sixty days after the Confirmation Date, the Debtor may, upon notification submitted by the Debtor to the Bankruptcy Court and counsel for the Creditors' Committee and the Equity Committee, terminate the Plan, in which event (a) the Confirmation Order shall be vacated, (b) no distributions under the Plan shall be made, (c) the Debtor and all holders of Claims and Equity Interests shall be restored to the STATUS QUO ANTE as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred, and (d) all the Debtor's obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained herein shall be deemed to constitute a waiver or release of any claims by or against the Debtor or any other person or to prejudice in any manner the rights of the Debtor or any person in any further proceedings involving the Debtor.

          10.3. WAIVER OF CONDITIONS. The Debtor, subject to the consent of the Creditors' Committee (which consent shall not be unreasonably withheld), may waive conditions to effectiveness of the Plan set forth in Section 10.1 of the Plan.

                                   ARTICLE XI

                            RETENTION OF JURISDICTION

          The Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Case and the Plan pursuant to, and for the purposes of, Sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

                (a) To hear and determine pending applications for the assumption or rejection of executory contracts or unexpired leases, if any are pending, and the allowance of Claims resulting therefrom;

                (b) To determine any and all pending adversary proceedings, applications, and contested matters;

                (c) To hear and determine any objection to Administrative Expense Claims or to Claims;

                (d) To enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified, or vacated;

                (e) To issue such orders in aid of execution of the Plan, to the extent authorized by Section 1142 of the Bankruptcy Code;

                (f) To consider any modifications of the Plan, to cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy

Court, including, without limitation, the Confirmation Order;

                (g) To hear and determine all applications for compensation and reimbursement of expenses of professionals under Sections 330, 331, and 503(b) of the Bankruptcy Code;

                (h) To hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan;

                (i) To recover all assets of the Debtor and property of the estate, wherever located;

                (j) To hear and determine matters concerning state, local, and federal taxes in accordance with Sections 346, 505, and 1146 of the Bankruptcy Code;

                (k) To hear any other matter not inconsistent with the Bankruptcy Code; and

                (l)  To enter a final decree closing the Chapter 11 Case.


                                   ARTICLE XII

                            MISCELLANEOUS PROVISIONS


          12.1. EFFECTUATING DOCUMENTS AND FURTHER TRANSACTIONS. Each of the Chairman, Vice Chairman, President, Vice President - Finance, Chief Financial Officer, Secretary and the Treasurer of the Debtor and the Reorganized Debtor is authorized in accordance with their authority under the resolutions of the Board of Directors of the Debtor or Reorganized Debtor, as the case may be, to execute, deliver, file, or record such contracts, instruments, releases, indentures and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any notes or securities issued pursuant to the Plan.

          12.2. EXEMPTION FROM TRANSFER TAXES. Pursuant to Section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including any deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Plan shall not be subject to any stamp, real estate transfer, mortgage recording or other similar tax.

          12.3. EXCULPATION. Neither the Reorganized Debtor, nor the Standby Purchaser, nor the Creditors' Committee nor the Equity Committee nor any of their respective members, officers, directors, employees, attorneys, advisors or agents shall have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, or arising out of, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan except for willful misconduct or gross negligence, and, in all respects, the Reorganized Debtor, the Creditors' Committee, the Equity Committee, the Standby Purchaser and each of their respective members, officers, directors, employees, advisors and agents shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

          12.4. COMMITTEES. The appointments of the Creditors' Committee and the Equity Committee shall terminate on the Effective Date, except as to applications under Sections 330 and 503 of the Bankruptcy Code and such Committees' objections to claims of the Debtor's officers, directors and employees, as to which the Committees' appointments will terminate immediately after the date of the hearings to consider applications for final allowances of compensation and reimbursement of expenses or such Claims objections.

          12.5. AMENDMENT OR MODIFICATION OF THE PLAN; SEVERABILITY.

          (a) The Debtor may alter, amend, or modify the treatment of any Claim provided for under the Plan; PROVIDED, HOWEVER, that the holder of such Claim agrees or consents to any such alteration, amendment or modification; and PROVIDED, FURTHER, that such alteration, amendment or modification will not materially improve the treatment of any Claim from that provided for under the Plan.

          (b) In the event that the Bankruptcy Court determines, prior to the Confirmation Date, that any provision in the Plan is invalid, void or unenforceable, such provision shall be invalid, void or unenforceable with respect to the holder or holders of such Claims or Equity Interests as to which the provision is determined to be invalid, void or unenforceable. The invalidity, voidness or unenforceability of any such provision shall in no way limit or affect the enforceability and operative effect of any other provision of the Plan.

          12.6. REVOCATION OR WITHDRAWAL OF THE PLAN.

          (a) The Debtor reserves the right to revoke or withdraw the Plan prior to the Confirmation Date.

          (b) If the Debtor revokes or withdraws the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void. In such event, nothing contained herein shall be deemed to constitute a waiver or release of any claims by or against the Debtor or any other person or to prejudice in any manner the rights of the Debtor or any person in any further proceedings involving the Debtor.

          12.7. BINDING EFFECT. The Plan shall be binding upon and inure to the benefit of the Debtor, the holders of Claims and Equity Interests, and their respective successors and assigns.

          12.8. NOTICES. Any notice required or permitted to be provided under the Plan shall be in writing and served by either (a) certified mail, return receipt requested, postage prepaid, (b) hand delivery, or (c) reputable overnight delivery service, freight prepaid, to be addressed as follows:

          HEXCEL CORPORATION
          5794 W. Las Positas Boulevard
          Pleasanton, California  94588
          Attn:  Rodney P. Jenks, Jr., Esq.

          with copies to:

          KRONISH, LIEB, WEINER & HELLMAN
          1114 Avenue of the Americas
          New York, New York  10036-7798
          Attn:  Robert J. Feinstein, Esq.

          - and -

          GOLDBERG, STINNETT, MEYERS & DAVIS
          A Professional Corporation
          44 Montgomery Street, Suite 2900
          San Francisco, California 94104
          Attn: Merle C. Meyers, Esq.


          12.9. POST-EFFECTIVE DATE PROFESSIONAL FEES. The Reorganized Debtor may retain and compensate professionals, and reimburse such professionals' expenses, for services rendered on or after the Effective Date without the necessity of approval by the Bankruptcy Court pursuant to the provisions of Sections 327 ET SEQ. of the Bankruptcy Code.

          12.10. GOVERNING LAW. Except to the extent the Bankruptcy Code or Bankruptcy Rules are applicable, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the

State of California, without giving effect to the principles of conflicts of law thereof.

          12.11. WITHHOLDING AND REPORTING REQUIREMENTS. In connection with the Plan and all instruments issued in connection therewith and distributions thereunder, the Debtor or the Reorganized Debtor, as the case may be, shall comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.

          12.12. PLAN SUPPLEMENT. Forms of the documents relating to the Amended and Restated Principal Mutual 10.12% Note, the Amended and Restated BNP Reimbursement Agreements and other documents shall be contained in the Plan Supplement and filed with the Clerk of the Bankruptcy Court at least ten days prior to the last day on which holders of Claims and Equity Interests may vote to accept or reject the Plan. Upon its filing with the Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours. Holders of Claims or Equity Interests may obtain a copy of the Plan Supplement upon written request in accordance with applicable provisions of the Disclosure Statement.

          12.13. HEADINGS. Headings are used in the Plan for convenience and reference only, and shall not constitute a part of the Plan for any other purpose.

          12.14. EXHIBITS. All Exhibits to the Plan, including the Plan Supplement, are incorporated into and are a part of the Plan as if set forth in full herein.

          12.15. FILING OF ADDITIONAL DOCUMENTS. On or before substantial consummation of the Plan, the Debtor shall file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

Dated:  July 27, 1994


                                        HEXCEL CORPORATION,
                                        a Delaware corporation


                                        By: /s/ Robert D. Krumme
                                           ---------------------------------
                                           Name:  Robert D. Krumme
                                           Title: Vice Chairman

Exhibit A

                                              EXHIBIT A TO HEXCEL DEBTOR'S PLAN

                           TRANSFERABLE RIGHTS PLAN

            Except as otherwise provided herein, capitalized terms used in this Rights Plan have the meanings assigned to them in the Debtor's Plan of Reorganization under Chapter 11 of the Bankruptcy Code filed by Hexcel Corporation (the "Debtor's Plan").


THE RIGHTS

            Pursuant to Debtor's Plan, on the Effective Date or as soon thereafter as practicable Hexcel shall distribute transferable Rights, at no cost, to the record holders ("HOLDERS") of Common Stock, par value $.01 per share, of Hexcel (the "COMMON STOCK") outstanding as of the Effective Date
(the "RECORD DATE"). The Holders are the holders of the allowed Interests in Class 11 of Debtor's Plan. Hexcel will distribute [ * ] Rights for each share of Common Stock held on the Record Date. The Rights will be evidenced by transferable subscription certificates (the "SUBSCRIPTION CERTIFICATES").
Each Right represents the right to purchase one share of Reorganized Hexcel Common Stock (as defined in Debtor's Plan) at the Subscription Price (as defined below) on the terms described herein.

            No fractional Rights or cash in lieu thereof will be issued or paid. The number of Rights to be issued and distributed to each Holder will be rounded upward or downward to the nearest whole Right, with 0.50 Right being rounded upward. No Subscription Certificate may be divided in such a way as to permit the holder to receive a greater number of Rights than the number to which such Subscription Certificate entitles its holder, except that a depositary, bank, trust company, or securities broker or dealer holding shares of Common Stock (which represent interests in Class 11 of the Debtor's Plan) on the Record Date for more than one beneficial owner may, upon proper showing to ___________________ (the "SUBSCRIPTION AGENT"), exchange its Subscription Certificate to obtain a Subscription Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a Holder on the Record Date. Hexcel reserves the right to refuse to issue any such Subscription Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded to the nearest whole Right.

            Because the number of Rights distributed to each Holder will be rounded to the nearest whole number, beneficial owners of Common Stock who are also the record holders of such shares will receive more Rights under certain circumstances than beneficial owners of Common Stock who are not the record holder of their shares and who do not obtain (or cause the record owner of their shares of Common Stock to obtain) a separate Subscription Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of Common Stock or beneficial owners of Common Stock who obtain a separate Subscription Certificate receive more Rights, they will be able to subscribe for more shares pursuant to the Subscription Privilege (as hereinafter defined).


SUBSCRIPTION PRICE

            The subscription price shall be equal to $2.00 in cash per share of Reorganized Hexcel Common Stock subscribed for pursuant to the Subscription Privilege (the "SUBSCRIPTION PRICE").


EXPIRATION DATE

            The Rights will expire at 5:00 P.M., New York City time, on the date that occurs 30 days after the Effective Date (such date, the "EXPIRATION DATE"). After the Expiration Date, unexercised Rights will be null and void. Hexcel will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.


SUBSCRIPTION PRIVILEGES

            SUBSCRIPTION PRIVILEGE. Each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Reorganized Hexcel Common Stock (the "SUBSCRIPTION PRIVILEGE"). Certificates representing shares of Reorganized Hexcel Common Stock purchased pursuant to the Subscription Privilege will be delivered to subscribers as soon as practicable after the related Rights have been validly exercised.


EXERCISE OF RIGHTS

            Rights may be exercised by delivering to the Subscription Agent on or prior to 5:00 P.M., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights, with any required signatures guaranteed, together with payment in full of the Subscription Price for each share of Reorganized Hexcel Common Stock subscribed for pursuant to the Subscription Privilege. Such payment in full must be by
(a) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to ___________________, as Subscription Agent, or (b) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at [NAME OF SUBSCRIPTION AGENT'S BANK] designated in the Subscription Certificates. The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order or (iii) receipt of good funds in the Subscription Agent's account designated in the Subscription Certificates. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. ACCORDINGLY, HOLDERS OF RIGHTS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

            The permitted methods of delivery and the address to which Subscription Certificates and payment of the Subscription Price should be delivered are set forth in the Instructions as to the Use of Hexcel Subscription Certificates (the "INSTRUCTIONS") which will be delivered with the Subscription Certificates.

            If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such rights may nevertheless be exercised if all of the following conditions (the "GUARANTEED DELIVERY PROCEDURES") are met:

                  (i) such holder has caused payment in full of the Subscription
            Price for each share of Reorganized Hexcel Common Stock being subscribed for pursuant to the Subscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

                  (ii) the Subscription Agent receives, on or prior to the
            Expiration Date, a guarantee notice (a "NOTICE OF GUARANTEED DELIVERY"), substantially in the form provided with the Instructions, from a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "ELIGIBLE INSTITUTION"), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising Rights holder, the number of shares of Reorganized Hexcel Common Stock being subscribed for pursuant to the Subscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate evidencing such Rights within five business days following the date of the Notice of Guaranteed Delivery; and

                  (iii) the properly completed Subscription Certificate
            evidencing the Rights being exercised, with any required signature guarantees, is received by the Subscription Agent within five business days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent as set forth in the Instructions., or may be transmitted to the Subscription Agent by
            telegram or facsimile transmission (telecopy no. (   )    -     ).

            Unless a Subscription Certificate (i) provides that the shares of Reorganized Hexcel Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

            Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositaries for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Right should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through such a holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owner's instructions.

            The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO HEXCEL CORPORATION.

            THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED
PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RIGHTS HOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

            All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by Hexcel, whose determinations will be final and binding. Hexcel in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Hexcel determines in its sole discretion. Neither Hexcel nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

            Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Rights Plan, the Instructions or the Notice of Guaranteed Delivery should be directed to Hexcel's
Bankruptcy Administration Department, (   )    -    .


NO REVOCATION

           ONCE A HOLDER OF RIGHTS HAS EXERCISED THE SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.


METHOD OF TRANSFERRING RIGHTS

            Rights may be purchased or sold through usual investment channels, including banks and brokers. The Rights may be traded on the New York Stock Exchange or the over-the-counter market.

            Subject to compliance with applicable securities laws, the Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

            Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the Rights holder with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. Neither Hexcel nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise prior to the Expiration Date.

            Except for the fees charged by the Subscription Agent (which will be paid by Hexcel), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the Rights holder, and none of such commissions, fees or expenses will be paid by Hexcel or the Subscription Agent.

            Hexcel anticipates that the Rights will be eligible for transfer through, and that the exercise of the Subscription Privilege may be effected through, the facilities of The Depository Trust Company ("DTC"; Rights exercised through DTC are referred to as "DTC EXERCISED RIGHTS").

      EXHIBIT B

               STOCK SUBSCRIPTION AND STANDBY PURCHASE AGREEMENT

                                    BETWEEN

                              HEXCEL CORPORATION

                                      AND

                            MUTUAL SERIES FUND INC.

                           Dated as of July 27, 1994

                              TABLE OF CONTENTS

                                                                           PAGE

                                   ARTICLE I

                        SALE OF SHARES; PURCHASE PRICE.....................  2
      1.1  Sale of Shares..................................................  2
      1.2  Purchase Price; Payment.........................................  2
      1.3  Closing.........................................................  3

                                  ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF HEXCEL................  4
      2.1  Organization and Good Standing..................................  4
      2.2  Authorization of Agreement......................................  4
      2.3  Authorization and Validity of Shares............................  5
      2.4  Capitalization..................................................  5
      2.5  Financial Statements............................................  6
      2.6  No Undisclosed Liabilities......................................  6
      2.7  Absence of Certain Developments.................................  7
      2.8  SEC Documents...................................................  7
      2.9  Taxes...........................................................  8
      2.10  Title to Assets................................................  9
      2.11  Intellectual Property..........................................  9
      2.12  Material Contracts............................................. 10
      2.13  Employee Benefits.............................................. 10
      2.14  Litigation..................................................... 12
      2.15  Environmental Matters.......................................... 12
      2.16  Disclosure Statement........................................... 13

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF PURCHASER.............. 14
      3.1  Organization and Good Standing.................................. 14
      3.2  Authorization of Agreement...................................... 14
      3.3  Consents of Third Parties....................................... 14
      3.4  Investment Intention............................................ 15
      3.5  Financial Advisors.............................................. 15
      3.6  SEC Documents................................................... 15

                                  ARTICLE IV

                       FURTHER AGREEMENTS OF THE PARTIES................... 16
      4.1  Access to Information........................................... 16
      4.2  Filings with Governmental Bodies; Certain Negotiations.......... 16
      4.3  Updating of Information......................................... 17
      4.4  Periodic Financial Statements................................... 17

                                   ARTICLE V

                                                                          PAGE

                              BANKRUPTCY MATTERS........................... 18
      5.1  Motion by Hexcel................................................ 18
      5.2  Plan and Disclosure Statement; Disclosure Statement Order....... 18
      5.3  Confirmation Order.............................................. 18
      5.4  Certain Bankruptcy Undertakings by Hexcel....................... 19

                                  ARTICLE VI

                           TERMINATION; BREAK-UP FEE....................... 19
      6.1  Termination..................................................... 19
      6.2  No Solicitation; Break-up Fee................................... 22
      6.3  Effect of Termination........................................... 24
      6.4  Expense Reimbursement........................................... 24

                                  ARTICLE VII

                             CONDITIONS TO CLOSING......................... 25
      7.1  Conditions Precedent to Obligations of Purchaser................ 25
      7.2  Conditions Precedent to Obligations of Hexcel to First Closing.. 28
      7.3  Conditions Precedent to Obligations of Purchaser to
           Second Closing.................................................. 30
      7.4  Conditions Precedent to Obligations of Hexcel to Second Closing. 30

                                 ARTICLE VIII

                   DOCUMENTS TO BE DELIVERED AT THE CLOSINGS............... 31
      8.2  Documents to Be Delivered by Purchaser at the First Closing..... 32
      8.3  Documents to Be Delivered by Hexcel at the Second Closing....... 33
      8.4  Documents to Be Delivered by Purchaser at the Second Closing.... 34
      8.5  Resignation of Designee......................................... 35

                                  ARTICLE IX

                      INDEMNIFICATION AND RELATED MATTERS.................. 35
      9.1  Indemnification................................................. 35
      9.2  Liquidated Damages.............................................. 36
      9.3  Financial Advisors.............................................. 36

                                   ARTICLE X

                                                                          PAGE

                                 MISCELLANEOUS............................. 36
      10.1  Survival of Representations and Warranties..................... 36
      10.2  Certain Definitions............................................ 37
      10.3  Further Assurances............................................. 45
      10.4  Restrictive Legend............................................. 45
      10.5  Entire Agreement; Amendments and Waivers....................... 45
      10.6  Governing Law.................................................. 46
      10.7  Table of Contents and Headings................................. 46
      10.8  Notices........................................................ 46
      10.9  Knowledge...................................................... 47
      10.10  Severability.................................................. 47
      10.11  Binding Effect; Assignment.................................... 47
      10.12  No Third Party Beneficiary.................................... 48
      10.13  Amendments to Plan and Disclosure Statement................... 48

                                   EXHIBITS


Exhibit I               -    Opinion of Hexcel's Counsel For First Closing
Exhibit II              -    Opinion of Purchaser's Counsel For First Closing
Exhibit III             -    Opinion of Hexcel's Counsel For Second Closing
Exhibit IV              -    Opinion of Purchaser's Counsel For Second Closing
Exhibit V               -    Registration Rights Agreement
Exhibit VI              -    Terms of Employment for John J. Lee
Exhibit VII             -    Officers with Contingency Employment Agreements


                                   SCHEDULES

Schedule 2.9(a)         -    Tax Filings
Schedule 2.9(b)         -    Tax Payments
Schedule 2.9(c)         -    Payment and Withholding of Value Added Taxes
Schedule 2.9(f)(ii)     -    Change in Accounting Method
Schedule 2.13(a)        -    Employee Benefit Plans
Schedule 2.13(b)        -    Multiple Employer Plan
Schedule 2.13(e)        -    Amendments to Employee Benefit Plans
Schedule 2.14           -    Litigation

            STOCK SUBSCRIPTION AND STANDBY PURCHASE AGREEMENT


            This STOCK SUBSCRIPTION AND STANDBY PURCHASE AGREEMENT, dated as of July 27, 1994 (this "Agreement"), is between Hexcel Corporation, a Delaware corporation, in its capacities as debtor and debtor in possession (together with its successors and assigns, "Hexcel"), and Mutual Series Fund Inc., a Maryland corporation ("Purchaser"). Capitalized terms used in this Agreement are defined in Section 10.2 or as indicated therein. All section references herein are to sections of this Agreement unless otherwise indicated.

                         W I T N E S S E T H :

            WHEREAS, Hexcel is a debtor and debtor in possession under chapter 11 of title 11 of the United States Code, as amended (the "Bankruptcy Code"), having filed a voluntary petition for relief (filed as Case No. 93-48535 T and entitled IN RE HEXCEL CORPORATION) (the "Case") on December 6, 1993 in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"); and

            WHEREAS, Hexcel intends to file the Plan in the Bankruptcy Court on July 27, 1994; and

            WHEREAS, pursuant to the Plan, Hexcel will, INTER ALIA, issue to the holders of shares of Old Common Stock transferrable rights to subscribe for and purchase (the "Rights Offering") an aggregate number of shares of New Common Stock (the "Offered Shares") (rounded to the nearest whole share for each holder) as equals, if Class 9 under the Plan accepts the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, approximately 24.225% of the Fully Diluted New Shares at an aggregate purchase price of approximately $17,000,000 and, if Class 9 under the Plan does not accept the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, approximately 41.13917% of the Fully Diluted New Shares at an aggregate Purchase Price of approximately $25,000,000; and

            WHEREAS, in connection with, and as part of, the Rights Offering, Purchaser is entering into this Agreement (a) to participate as the standby purchaser for the Offered Shares not purchased through the Rights Offering (the

"Unpurchased Shares"), and (b) to purchase certain additional shares of New Common Stock, on the terms and subject to the conditions set forth in this Agreement;

            NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements hereinafter contained, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:


                                ARTICLE I

                     SALE OF SHARES; PURCHASE PRICE

            1.1 SALE OF SHARES. On the terms and subject to the conditions set forth in this Agreement, Purchaser hereby subscribes for and agrees to purchase, and Hexcel agrees to issue, sell and deliver to Purchaser, (a) if Class 9 under the Plan accepts the Plan in accordance with section 1126 of the Bankruptcy Code, (i) on the First Closing Date, that number of shares of New Common Stock (rounded to the nearest whole share) as equals 32.775% of the number of Fully Diluted New Shares (the "Initial Shares") at an aggregate purchase price of $23,000,000 (the "Purchase Price"), and (ii) on the Second Closing Date, the Unpurchased Shares at an aggregate purchase price equal to the difference between $17,000,000 and the aggregate purchase price for the shares of New Common Stock purchased in the Rights Offering (the "Standby Purchase Price") and (b) if Class 9 under the Plan does not accept the Plan in accordance with section 1126 of the Bankruptcy Code (i) on the First Closing Date, that number of shares of New Common Stock (rounded to the nearest whole share) as equals 41.13917% of the number of Fully Diluted New Shares (also the "Initial Shares") at an aggregate purchase price of $25,000,000 (also the "Purchase Price") and (ii) on the Second Closing Date, the Unpurchased Shares at an aggregate purchase price equal to the difference between $25,000,000 and the aggregate purchase price for the shares of New Common Stock purchased in the Rights Offering (also the "Standby Purchase Price").

            1.2 PURCHASE PRICE; PAYMENT. On the terms and subject to the conditions set forth in this Agreement, (a)at the First Closing, Purchaser shall pay to Hexcel, in consideration for receiving from Hexcel at the First Closing certificates representing the Initial Shares, the Purchase

Price by delivery of immediately available funds to a single bank account which Hexcel shall designate in writing to Purchaser not less than five business days prior to the First Closing Date, and (b) at the Second Closing, Purchaser shall pay to Hexcel, in consideration for receiving from Hexcel at the Second Closing certificates representing the Unpurchased Shares, the Standby Purchase Price by delivery of immediately available funds to a single bank account which Hexcel shall designate in writing to Purchaser not less than five business days prior to the Second Closing Date.

            1.3  CLOSING.

                  (a) The closing of the sale and purchase of the Initial Shares (the "First Closing") shall take place at 10:00 a.m. at the offices of Weil, Gotshal & Manges in New York, New York (or at such other place as the parties may designate in writing) no later than the fifth business day following the date on which each of the conditions specified in Sections 7.1(u) and 7.2(f) has been fulfilled, subject to satisfaction of the other conditions specified in Sections 7.1 and 7.2 (or waiver by the party entitled to waive that condition). The date on which the First Closing is held is referred to in this Agreement as the "First Closing Date". At the First Closing, the parties shall execute and deliver the documents referred to in Sections 8.1 and 8.2.

                  (b) The closing of the sale and purchase of the Unpurchased Shares provided above (the "Second Closing") shall take place at 10:00 a.m. at the offices of Weil, Gotshal & Manges in New York, New York (or at such other place as the parties may designate in writing) no later than the tenth business day following the date on which each of the conditions specified in Sections 7.3(a) and 7.4(a) has been fulfilled, subject to satisfaction of the other conditions specified in Sections 7.3 and 7.4 (or waiver by the party entitled to waive that condition). The date on which the Second Closing is held is referred to in this Agreement as the "Second Closing Date". At the Second Closing, the parties shall execute and deliver the documents referred to in Sections 8.3 and 8.4.

                               ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF HEXCEL

            Hexcel hereby represents and warrants to Purchaser that:

            2.1 ORGANIZATION AND GOOD STANDING. Hexcel is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and as it is proposed to be conducted.

            2.2  AUTHORIZATION OF AGREEMENT.

                  (a) Subject to requisite Bankruptcy Court approval, (i) Hexcel has all requisite corporate power and authority to execute and deliver this Agreement and the Registration Rights Agreement and to consummate the transactions contemplated hereby and thereby, and to perform fully its obligations hereunder and thereunder, (ii) the execution, delivery and performance by Hexcel of this Agreement and the Registration Rights Agreement and the consummation by Hexcel of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Hexcel and (iii) this Agreement has been, and the Registration Rights Agreement will be at or prior to the First Closing, duly executed and delivered by Hexcel and (assuming the due authorization, execution and delivery by Purchaser) this Agreement constitutes, and the Registration Rights Agreement when so executed and delivered will constitute, legal, valid and binding obligations of Hexcel, enforceable against Hexcel in accordance with their respective terms.

                  (b) The execution and delivery by Hexcel of this Agreement does not and, on the First Closing Date, the execution and delivery of the Registration Rights Agreement and the consummation of the transactions contemplated hereby or thereby by Hexcel will not (i) conflict with or result in a breach or violation of any of the terms of the certificate of incorporation or by-laws or other corporate governance documents of Hexcel or any of its Material Subsidiaries as then in effect, (ii) require any consent, approval, waiver, permit, order or authorization of, or registration, declaration, notification or filing with, any federal, state, local or foreign governmental, judicial or regulatory authority other than (A) as required by the Bankruptcy Code, the

Federal Rules of Bankruptcy Procedure from time to time promulgated in connection therewith (the "Bankruptcy Rules") and the orders of the Bankruptcy Court, (B) the requirements of the HSR Act, (C) the requirements of the Exchange Act, and (D) as may be required under ISRA and ECRA to the extent Hexcel owns property in New Jersey, (iii) result in a breach of, constitute a default under, give rise to any right of termination, amendment, cancellation or acceleration of any obligation under, or result in the creation of any Lien under, any Contract or other obligation to which Hexcel or any of the Material Subsidiaries is a party or by which any of their respective assets may be bound, other than with respect to those Contracts that will no longer be in effect upon consummation of the Plan and other than for rights of termination under certain non-material leases and Hexcel's director's and officer's liability policy, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Hexcel or any of its Material Subsidiaries or any of their respective assets.

            2.3 AUTHORIZATION AND VALIDITY OF SHARES. On the First Closing Date, the Initial Shares will have been duly authorized, and when issued and delivered as provided in this Agreement will be validly issued and outstanding, fully paid and nonassessable and free of any preemptive rights.

            2.4 CAPITALIZATION. On the First Closing Date, the authorized capital stock of Hexcel will be 60,000,000 shares of New Common Stock and 1,500,000 shares of preferred stock, no shares of either of which classes will be issued or reserved for issuance except (i) to Purchaser pursuant to this Agreement, (ii) to holders of claims in Classes 6, 9, 10 and 11 pursuant to the Plan, (iii) up to 7% of Fully Diluted New Shares to employees pursuant to Hexcel's New Long Term Incentive Plan and/or John Lee's new employment agreement, as disclosed in the Disclosure Statement and (iv) to management pursuant to an investment disclosed in the Disclosure Statement. Other than as disclosed in the Disclosure Statement, on the First Closing Date, there will be no option, warrant, call, right, commitment or other agreement of any character to which Hexcel is a party requiring, and there will be no securities of Hexcel outstanding on the First Closing Date which upon conversion or exchange would require, the issuance, sale or transfer of any shares of capital stock or other equity securities of Hexcel or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of Hexcel other than, if Class 9 under the Plan does not accept the Plan in accordance with section 1126 of the Bankruptcy Code, pursuant to the conversion rights of Hexcel's Subordinated Debentures (as defined in the Plan). Neither Hexcel nor any of the Subsidiaries will be, on the First Closing Date, a party to any voting trust or other voting agreement (other than in connection with director's qualifying shares) with respect to any of its capital stock or to any agreement relating to the redemption or repurchase of any shares of the capital stock of Hexcel or any Subsidiary (other than in connection with director's qualifying shares) or any registration rights agreement (other than the Registration Rights Agreement).

            2.5 FINANCIAL STATEMENTS. Hexcel has delivered to Purchaser a copy of the (a) audited consolidated balance sheets of Hexcel and the Subsidiaries as at December 31, 1993 and December 31, 1992 and the related audited consolidated statements of income and of cash flows for the years then ended and (b) unaudited consolidated balance sheet of Hexcel and the Subsidiaries as at April 3, 1994 and the related consolidated statements of income and cash flows for the period then ended (such audited and unaudited statements, including the related notes and schedules thereto, are referred to herein as the "Financial Statements"). Each of the Financial Statements is complete and correct in all material respects, has been prepared in accordance with generally accepted accounting principles and presents fairly the consolidated financial position, results of operations and cash flows of Hexcel and the Subsidiaries as at the dates and for the periods indicated.

            The unaudited consolidated balance sheet of Hexcel and the Subsidiaries as at April 3, 1994 and as set forth in Hexcel's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 1994 is referred to as the "Balance Sheet" and April 3, 1994 is referred to as the "Balance Sheet Date".

            2.6 NO UNDISCLOSED LIABILITIES. Hexcel and the Subsidiaries have no known obligation or liability of any kind (whether accrued, absolute, contingent or otherwise, whether arising under Law or by contract or tort, and whether due or to become due) other than those (a) fully reflected in, reserved against or otherwise described in the Balance Sheet or the notes thereto, (b) described in the other Disclosure Documents, (c) set forth or disclosed in the Claims Register, or (d) which in the aggregate, if liquidated and matured, could not reasonably result in a Material Adverse Change.

            2.7  ABSENCE OF CERTAIN DEVELOPMENTS.

                  (a) Since the Balance Sheet Date, neither Hexcel nor either Material Subsidiary has awarded or paid any bonuses, entered into, or otherwise has become liable for any payment pursuant to, any employment, deferred compensation, severance or similar agreement (or amended any such agreement), or increased the compensation payable or to become payable by it to any of Hexcel's existing executive officers in excess of $100,000 per officer per annum, except
(i) as disclosed in the Disclosure Statement, (ii) pursuant to the agreement referred to in Section 7.1(d) and (iii) the extension of John J. Lee's existing employment agreement beyond the current employment term thereof on the terms described on Exhibit VI or pursuant to the extension of John J. Lee's existing contract on other terms acceptable to Purchaser.

                  (b) No decision has been taken by Hexcel to change materially the direction of Hexcel's business from that disclosed in the Disclosure Statement.

            2.8 SEC DOCUMENTS. Hexcel has filed all required reports, schedules, forms, statements and other documents with the Securities and Exchange Commission ("SEC") since January 1, 1994 (the "SEC Documents"). As of their respective dates, the SEC Documents were complete and correct in all material respects and complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents. Except to the extent that information contained in any SEC Document has been revised or superseded by a later-filed SEC Document, none of the SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the date such SEC Documents were filed with the SEC. The financial statements of Hexcel included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Hexcel and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows (or changes in financial position prior to the approval of FASB 95) for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

            2.9  TAXES.

                  (a) Except as disclosed on Schedule 2.9(a) hereto, Hexcel and each of the Subsidiaries, or the affiliated, combined or unitary group of which Hexcel and any of the Subsidiaries are or were a member, as the case may be (collectively, the "Tax Affiliates"), have timely filed (taking into account extensions of time to file) with the appropriate Governmental Bodies all Tax Returns required to be filed by or with respect to them, their operations and assets, other than those which the failure to file could not in the aggregate reasonably result in a Material Adverse Change.

                  (b) Except as disclosed on Schedule 2.9(b) hereto, Hexcel, each of the Subsidiaries and each of the Tax Affiliates has timely paid or reserved on the Balance Sheet all Taxes that were reported as being due and payable on Tax Returns filed with respect to all prior taxable periods.

                  (c) Except as disclosed on Schedule 2.9(c) hereto, Hexcel and each of the Subsidiaries (or a Tax Affiliate on behalf of Hexcel or such Subsidiary) have complied with all applicable Laws relating to the payment and withholding of Taxes and have timely withheld from employee wages and paid over to the proper Governmental Bodies all amounts required to be so withheld and paid over for all periods under all applicable Laws, except for such non-compliances which in the aggregate could not reasonably result in a Material Adverse Change.

                (d) Neither Hexcel nor any of the Subsidiaries is a party to, bound by or subject to any obligation under any tax sharing or similar agreement with any Tax Affiliate which has not been delivered to Purchaser.

                  (e) None of Hexcel, any of the Subsidiaries or any of the Tax Affiliates on behalf of Hexcel or any of the Subsidiaries has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by Hexcel or any of the Subsidiaries.

                  (f) None of Hexcel, any of the Subsidiaries or any of the Tax Affiliates on behalf of Hexcel or any of the Subsidiaries has (i) agreed to or is required to make any adjustment pursuant to Section 481(a) of the Code by reason of a change in accounting method initiated by Hexcel or any of the Subsidiaries, or (ii) except as disclosed on Schedule 2.9(f)(ii) hereto, knowledge that the IRS has proposed any such adjustment or change in accounting method, in either case the effect of which could reasonably result in a Material Adverse Change.

                  (g) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Hexcel or any of the Subsidiaries by reason of Section 280G of the Code.

            2.10 TITLE TO ASSETS. Except as disclosed in the Disclosure Statement, each of Hexcel and the Material Subsidiaries has good title, free and clear of all Liens, to all of the assets purported to be owned by it, subject only to Permitted Exceptions and Permitted Liens; since the Balance Sheet Date, neither Hexcel nor either of the Material Subsidiaries has disposed of any assets other than in the ordinary course of business or assets the actual or proposed disposition of which is either disclosed in the Disclosure Statement or could not in the aggregate reasonably result in a Material Adverse Change.

            2.11  INTELLECTUAL PROPERTY.

                  (a) Hexcel and the Material Subsidiaries possess all material Intellectual Property, know-how, formulae and other proprietary and trade rights necessary for the conduct of their respective businesses as now conducted, other than as could not in the aggregate reasonably result in a Material Adverse Change.

                  (b) There have been no claims made, and none of Hexcel or either of the Material Subsidiaries has received any notice or otherwise knows, that the use by Hexcel or any Subsidiary of any of the patents, trademarks, trade names, service marks, brand marks, brand names, Software, industrial designs and copyrights used by Hexcel or any Subsidiary, or any registration thereof or pending application therefor, or license or other Contract relating thereto (collectively, the "Intellectual Property") conflicts with, infringes upon, violates or interferes with or constitutes an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, patent, trademark, trade name, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor of any other Person, other than those that in the aggregate could not reasonably result in a Material Adverse Change.

            2.12 MATERIAL CONTRACTS. On the First Closing Date, except as disclosed in the Disclosure Statement, each of Hexcel's Contracts will be legal, valid and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), other than Contracts which in the aggregate if not legal, valid and enforceable could not reasonably result in a Material Adverse Change. Except as disclosed in the Disclosure Statement and other than defaults that in the aggregate could not reasonably result in a Material Adverse Change assuming consummation of the Plan, (i) there is no default under any Contract either by Hexcel or a Material Subsidiary or, to the knowledge of Hexcel and the Material Subsidiaries, by any other party thereto, and (ii) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder.

            2.13  EMPLOYEE BENEFITS.

                  (a) Schedule 2.13(a) hereto sets forth a complete and correct list of all "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any other pension plans or employee benefit arrangements or payroll practices (including, without limitation, severance pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, stock purchase arrangements or policies) maintained by Hexcel or any Subsidiary or to which Hexcel or any Subsidiary contributes or is obligated to contribute with respect to employees of Hexcel or any Subsidiary other than any with respect to employees of foreign Subsidiaries ("Employee Benefit Plans"), and identifies which Employee Benefit Plans are (i) subject to Section 4063 and 4064 of ERISA ("Multiple Employer Plans"), (ii) multiemployer plans (as defined in Section 4001(a) of ERISA) ("Multiemployer Plans"), or (iii) welfare plans providing continuing benefits after the termination of employment (other than as required by Section 4980B of the Code and at the former employee's own expense).

                  (b)   Except as disclosed in the Disclosure Statement or in
Schedule 2.13(b) hereto, none of Hexcel, any of the Subsidiaries or any trade or business (whether or not incorporated) which is under common control or treated as a single employer with Hexcel ("ERISA Affiliate") would have any withdrawal or other liability (contingent or otherwise) under Section 4201, 4063 or 4064 of ERISA to any Multiple Employer Plan or Multiemployer Plan if they ceased contributions to and withdrew from such plans.

                  (c) Except as disclosed in the Disclosure Statement, nothing has occurred with respect to the operation of any Employee Benefit Plan intended to qualify under Section 401 of the Code ("Qualified Plan") which could cause the loss of such qualification or the imposition of any liability, penalty or tax under ERISA or the Code which liability, penalty or tax could reasonably result in a Material Adverse Change.

                  (d) Except as disclosed in the Disclosure Statement, the benefit liabilities, as defined in Section 4001(a)(16) of ERISA, of each of the Employee Benefit Plans subject to Title IV of ERISA using the actuarial assumptions that would be used by the Pension Benefit Guaranty Corporation (the "PBGC") in the event it terminated each such plan do not exceed the fair market value of the assets of each such plan.

                  (e) All amendments and actions required to bring each of the Employee Benefit Plans into conformity in all material respects with all of the applicable provisions of ERISA and other applicable Laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the First Closing Date or are disclosed on
Schedule 2.13(e).

            2.14 LITIGATION. Except as disclosed in the Disclosure Statement or in Schedule 2.14 hereto, there are no (i) pending or, to the knowledge of Hexcel and the Material Subsidiaries, threatened Legal Proceedings against or affecting Hexcel or any of the Material Subsidiaries or any properties or assets of Hexcel or any of the Material Subsidiaries, at law or in equity, other than claims reflected in the Claims Register, Legal Proceedings in the Case by parties in interest in respect of corporate governance matters and other Legal Proceedings that in the aggregate could not reasonably result in a Material Adverse Change or (ii) outstanding Orders of any Governmental Body against, affecting or naming Hexcel or any of the Material Subsidiaries or directly affecting any of their properties or assets, other than those that in the aggregate could not reasonably result in a Material Adverse Change. Hexcel has disclosed to Purchaser all pending Legal Proceedings that if adversely determined could reasonably result in a Material Adverse Change.

            2.15 ENVIRONMENTAL MATTERS. Except as disclosed in the Disclosure Statement or the Plan:

                  (a) The operations of Hexcel and the Subsidiaries have been and are in compliance with all Environmental Laws, other than for such non-compliances that in the aggregate could not reasonably result in a Material Adverse Change.

                  (b) Hexcel and the Subsidiaries have all Environmental Permits necessary for their operations other than those that in the aggregate could not reasonably result in a Material Adverse Change. Hexcel and the Subsidiaries are in compliance with all Environmental Permits other than those instances of non-compliance that in the aggregate could not reasonably result in a Material Adverse Change. None of Hexcel or any Subsidiary has received any notice from any source, or has otherwise obtained knowledge, to the effect that there is lacking any material Environmental Permit required in connection with the current use or operation of any Facility, not disclosed to Purchaser.

                  (c) Neither Hexcel nor any of the Subsidiaries, or any of their past or current Facilities and operations, are subject to any outstanding Order, Contract or, to the knowledge of Hexcel or any of the Subsidiaries, federal, state or local investigation respecting (i) any Remedial Action or (ii) any Environmental Claim, except for such that in the aggregate could not reasonably result in a Material Adverse Change.

                  (d) Hexcel and the Subsidiaries are not subject to any pending, or, to the knowledge of Hexcel or any of the Subsidiaries, threatened, Legal Proceeding alleging the violation of any Environmental Law or Environmental Permit, not disclosed to Purchaser.

                  (e) Neither Hexcel nor any Subsidiary has caused or permitted any Hazardous Materials to remain or be disposed of, either on or under real property legally or beneficially owned or operated by Hexcel or any Subsidiary or on any real property not permitted to accept, store or dispose of such Hazardous Materials, other than in compliance with all applicable Environmental Laws and for such instances of non-compliance that in the aggregate could not reasonably result in a Material Adverse Change.

                  (f) Hexcel and the Subsidiaries have no contingent liabilities with respect to any Release of Hazardous Materials at any Facility or in connection with the off-site shipment of such Hazardous Materials other than those that in the aggregate could not reasonably result in a Material Adverse Change; none of the operations of Hexcel or any Subsidiary involve the transportation, treatment, storage or disposal of hazardous waste or subject waste, as defined under 40 C.F.R. Parts 260-270 (in effect as of the date of this Agreement); and there is not now on or in any property of Hexcel or any Subsidiary (1) any leaking underground storage tanks, surface tanks, dikes or impoundments, (2) any friable asbestos-containing materials, or (3) any polychlorinated biphenyls.

                  (g) No environmentally related audits, studies, reports, analyses or results of investigations that have been performed with respect to currently or previously owned, leased or operated Facilities have revealed any actual or potential losses under Environmental Laws in excess of $250,000 at any such Facility.

            2.16 DISCLOSURE STATEMENT. The Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Hexcel does not know of any facts (other than facts of a general economic or political nature) which have caused or in the future are reasonably likely to cause a Material Adverse Change which have not been set forth in the Disclosure Statement.


                               ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF PURCHASER

            Purchaser hereby represents and warrants to Hexcel that:

            3.1 ORGANIZATION AND GOOD STANDING. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland.

            3.2 AUTHORIZATION OF AGREEMENT. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Registration Rights Agreement, and to perform fully its obligations hereunder and thereunder. The execution, delivery and performance by Purchaser of this Agreement and the Registration Rights Agreement and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been, and the Registration Rights Agreement will be at or prior to the First Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by Hexcel) this Agreement constitutes, and the Registration Rights Agreement when so executed and delivered will constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

            3.3 CONSENTS OF THIRD PARTIES. Neither the execution and delivery by Purchaser of this Agreement or the Registration Rights Agreement, nor the compliance by Pur-chaser with any of the provisions hereof or thereof will (a) conflict with, or result in the breach of any of the terms of the certificate of incorporation or by-laws or other corporate governance documents of Purchaser, (b) conflict with, violate, result in the breach of, or constitute a default under any Contract or Order to which Purchaser is a party or by which Purchaser or its properties or assets are bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Purchaser or any of its respective assets. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Registration Rights Agreement or the compliance by Purchaser with any of the provisions hereof or thereof, except for compliance with the applicable requirements of the HSR Act and assuming that Hexcel obtains those approvals and makes those filings disclosed in Section 2.2(b).

            3.4 INVESTMENT INTENTION. Purchaser acknowledges that the New Common Stock to be acquired by Purchaser has not been registered for sale under any federal or state securities laws and that such shares are being offered and sold to Purchaser pursuant to the exemption from registration provided for in
Section 4(2) of the Securities Act. Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act. Any shares of New Common Stock acquired by Purchaser pursuant to this Agreement will be taken by Purchaser solely for its own account for the purpose of investment and not with a view to the public distribution thereof.

            3.5 FINANCIAL ADVISORS. No Person has acted directly or indirectly as a broker, finder or financial advisor for Purchaser in connection with the negotiations relating to or the transactions contemplated by this Agreement.

            3.6 SEC DOCUMENTS. Purchaser is a no-load, diversified, open-end management investment company registered under the Investment Company Act of 1940, as amended. Purchaser has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1994 (the "Purchaser SEC Documents"). As of their respective dates, the Purchaser SEC Documents were complete and correct in all material respects and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Purchaser SEC Documents, and except to the extent that information contained in any Purchaser SEC Document has been revised or superseded by a later-filed Purchaser SEC Document, none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the date such Purchaser SEC Documents were filed with the SEC.


                               ARTICLE IV

                    FURTHER AGREEMENTS OF THE PARTIES

            From and after the date hereof and until the First Closing Date:

            4.1 ACCESS TO INFORMATION. Hexcel shall (and shall cause its Subsidiaries and officers, directors, employees, auditors and agents to) afford the officers, employees, representatives, and agents of Purchaser (the "Purchaser Representatives") reasonable access at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities, books and records, and shall furnish such Purchaser Representatives with all financial, operating and other data and information as may be reasonably requested, as long as such Purchaser Representative is a party to a confidentiality agreement with Hexcel, or is bound by a confidentiality agreement with Hexcel binding upon Purchaser.

            4.2  FILINGS WITH GOVERNMENTAL BODIES; CERTAIN NEGOTIATIONS.

                  (a) As promptly as practicable after the execution of this Agreement, each party shall, in cooperation with the other, file or cause to be filed all reports, notifications and other information that may be required under the HSR Act, and shall furnish or cause to be furnished to the other all such information in its possession as may be reasonably necessary for the completion of the reports, notifications or submissions to be filed by the other. Each party hereto agrees to use its best efforts to comply in a full and timely manner with any request from a

Governmental Body for additional information. Hexcel shall bear all filing fees required to be paid in connection with compliance with the HSR Act.

                  (b) The parties hereto shall negotiate in good faith with any Governmental Body with respect to any threatened or actual Legal Proceeding or any requested relief with respect to the HSR Act.

            4.3 UPDATING OF INFORMATION. Hexcel shall promptly deliver to Purchaser any information, including any notices received from third parties, concerning events subsequent to the date of this Agreement which is necessary to supplement the information contained in or made a part of the representations and warranties contained herein, including the schedules hereto, or delivered by Hexcel pursuant to any of the covenants contained herein, in order that the information contained herein or so delivered be complete and accurate in all material respects, it being understood and agreed that the delivery of such information shall not in any manner constitute a waiver by Purchaser of any of the terms hereof, including without limitation any of the conditions precedent to the First Closing, and it being further understood that Hexcel may satisfy its obligations under this Section 4.3 by delivery of an amendment to the Disclosure Statement.

            4.4 PERIODIC FINANCIAL STATEMENTS. Hexcel shall furnish, or cause to be furnished, to Purchaser (a) within 30 days after the end of each month or 45 days after the end of each of its first three fiscal quarters of each year, between the date hereof and the First Closing Date, an unaudited consolidated balance sheet of Hexcel and the Subsidiaries as at the end of such month or quarter and the related unaudited consolidated income statement and statement of changes in financial position for the month or quarter then ended, which financial statements shall be prepared in accordance with the books and records of Hexcel, fairly present the financial position of Hexcel and the Subsidiaries as of the dates indicated, and with respect to any such quarterly statements be prepared in the manner and according to the principles used in preparing the unaudited Financial Statements and (b) within five business days after filing with the SEC, copies of all documents filed with the SEC.

                                ARTICLE V

                           BANKRUPTCY MATTERS

            5.1 MOTION BY HEXCEL. As expeditiously as possible after the execution and delivery of this Agreement but in no event later than August 1, 1994, Hexcel shall file with the Bankruptcy Court a motion (the "Approval Motion") requesting the entry of an order (the "Approval Order") of the Bankruptcy Court in form and substance satisfactory to Purchaser and its counsel
(a) approving and authorizing the performance by Hexcel of its obligations under Articles IV, V and VI of this Agreement and (b) establishing a requirement that any proposal on substantially the same terms contemplated hereby be of a value at least $2,500,000 over the sum of the Purchase Price and the Standby Purchase Price (assuming no Offered Shares are purchased in the Rights Offering) in order for any such proposal to be subject to acceptance by Hexcel, and that any subsequent such proposal be at least $100,000 over the prior proposal.

            5.2  PLAN AND DISCLOSURE STATEMENT; DISCLOSURE STATEMENT ORDER.

                  (a) Not later than July 28, 1994 (the "Submission Date"), Hexcel shall file with the Bankruptcy Court the Plan and the Disclosure Statement, together with any pleadings required or desirable in connection therewith (as reasonably determined by Hexcel and Purchaser).

                  (b) Hexcel shall use its best efforts to obtain prompt entry of an order, in form and substance reasonably satisfactory to Purchaser, approving the Disclosure Statement, as amended or modified with the approval of Purchaser (the "Disclosure Statement Order") under Section 1125 of the Bankruptcy Code.

            5.3 CONFIRMATION ORDER. Upon entry of the Disclosure Statement Order by the Bankruptcy Court, Hexcel shall use its best efforts to obtain the prompt entry by the Bankruptcy Court of an order, in form and substance reasonably satisfactory to Purchaser and its counsel (the "Confirmation Order"), confirming the Plan, as amended or modified with the approval of Purchaser, pursuant to Section 1129 of the Bankruptcy Code, and authorizing the transactions provided for in this Agreement, which best efforts shall include promptly soliciting requisite creditor and shareholder acceptances of the Plan.

            5.4  CERTAIN BANKRUPTCY UNDERTAKINGS BY HEXCEL.

                  (a) Subject to Section 6.2(a) and 6.2(b), Hexcel shall use its best efforts to effect the transactions provided for in this Agreement and to confirm and consummate the Plan expeditiously.

                  (b) Hexcel shall not amend or modify the Disclosure Statement or the Plan without first consulting with Purchaser and shall not amend or modify the Plan without obtaining Purchaser's approval of any such amendment or modification, which approval shall not be unreasonably withheld or delayed.

                  (c) If the Bankruptcy Court determines or states that it will not enter an order confirming the Plan because any provision of the Plan violates any provision of the Bankruptcy Code or otherwise, then Hexcel promptly shall consult with Purchaser and, at the request of Purchaser, shall modify the Plan (including the deletion of any such provision) in a manner reasonably acceptable to each of Purchaser and Hexcel so as to render the Plan confirmable under the Bankruptcy Code.

                  (d) Hexcel shall provide to Purchaser actual notice of any hearing on the Approval Order, the Disclosure Statement Order, the Confirmation Order or any other matter before the Bankruptcy Court that may materially affect the consummation of the transactions provided for in this Agreement. Hexcel shall promptly provide to Purchaser such copies of motions, orders, briefs, hearing transcripts, reports and other pleadings and documents filed in the Bankruptcy Court or in related court proceedings as Purchaser may reasonably request and all notices given pursuant to the Plan.


                               ARTICLE VI

                        TERMINATION; BREAK-UP FEE

            6.1 TERMINATION. Notwithstanding anything herein to the contrary but subject to Section 6.3, this Agreement may be terminated and the transactions contemplated hereby and by the Registration Rights Agreement abandoned at any time prior to the First Closing:

                  (a)   by mutual written consent of Hexcel and Purchaser;

                  (b) by the party not in breach in the event of a material breach of this Agreement by the other party which material breach is not cured within ten days after written notice thereof;

                  (c) by Purchaser if (i) the Bankruptcy Court has not determined by August 30, 1994 that the relief requested in the Approval Motion should be granted subject only to the entry of an appropriate order (ii) the Approval Order has not been entered by the Bankruptcy Court on or prior to September 15, 1994 or (iii) after entry of the Approval Order, the Approval Order is reversed, revoked, voided, modified (in any manner that could in the reasonable judgment of Purchaser materially and adversely affect Purchaser's rights hereunder) or stayed by an order of a court of competent jurisdiction;

                  (d) by Purchaser if (i) the Disclosure Statement Order has not been entered by the Bankruptcy Court on or prior to October 15, 1994 or (ii) after entry of the Disclosure Statement Order, the Disclosure Statement Order is reversed, revoked, voided, modified (in any manner that could in the reasonable judgment of Purchaser materially and adversely affect Purchaser's rights hereunder) or stayed by an order of a court of competent jurisdiction;

                  (e) by Purchaser if (i) the Confirmation Order is not entered by the Bankruptcy Court on or prior to December 15, 1994 or (ii) after entry of the Confirmation Order, the Confirmation Order is reversed, revoked, voided, modified (in any manner that could in the reasonable judgment of Purchaser materially and adversely affect Purchaser's rights hereunder) or stayed by an order of a court of competent jurisdiction;

                  (f) by Hexcel if (i) the Confirmation Order is not entered by the Bankruptcy Court on or prior to December 15, 1994 or (ii) after entry of the Confirmation Order, the Confirmation Order is reversed, revoked, voided, modified (in any manner that could in the reasonable judgment of Hexcel materially and adversely affect Hexcel's rights hereunder) or stayed by an order of a court of competent jurisdiction; PROVIDED, HOWEVER, that Hexcel may not terminate this Agreement pursuant to this paragraph (f) if Hexcel has failed to comply in all material respects with its obligations in
Article V hereof;

                  (g) by Hexcel or Purchaser in the event that Hexcel has advised Purchaser in writing that any condition in Section 7.1 to Purchaser's obligation to consummate the First Closing is not capable of being satisfied, which notice shall identify each such condition and the reasons for such non-satisfaction; PROVIDED, HOWEVER, that Hexcel's right to terminate this Agreement pursuant to this paragraph (g) shall be conditioned on Purchaser's failure to waive such condition within seven business days following the date on which Purchaser receives such notice from Hexcel;

                  (h) by Purchaser or Hexcel if the First Closing Date has not occurred by the thirtieth day following the date on which the Confirmation Order is entered by the Bankruptcy Court; PROVIDED, HOWEVER, that, at Purchaser's election (such election to be made in a writing delivered to Hexcel not later than five days prior to such date) if Purchaser is not in material breach of this Agreement, such date may be extended up to another 30 days;

                  (i) by Purchaser or Hexcel in the event that Hexcel enters into an agreement with any Person with respect to any Acquisition Transaction or an Acquisition Transaction is otherwise consummated;

                  (j) by Purchaser or Hexcel in the event that Hexcel sponsors, supports, endorses, recommends, proposes or seeks confirmation of any plan of reorganization in the Case other than the plan of reorganization provided for in this Agreement;

                  (k) by Purchaser or Hexcel in the event that the Bankruptcy Court enters an order confirming any plan of reorganization in the Case based upon or relating to any Acquisition Transaction or upon Hexcel's motion enters any order otherwise authorizing an Acquisition Transaction; and

                  (l) by Purchaser in the event that the Creditors' Committee in the Case fails to support the Plan and this Agreement by August 19, 1994 or thereafter withdraws its support thereof.

            The right of termination by Purchaser set forth in Section 6.1(c),
(d) and (e), by Hexcel in Section 6.1(f) and by Hexcel or Purchaser in
Section 6.1(g) must be exercised
within 15 days following the first date on which such right of termination arises.

            6.2  NO SOLICITATION; BREAK-UP FEE.

                  (a) During the period from the date of this Agreement to the earlier of the First Closing Date or the termination of this Agreement, Hexcel shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize any officer, director or employee of or any investment banker, attorney or other advisor or representative of Hexcel or any of its Subsidiaries to (i) solicit or initiate the submission of any offer or proposal for an Acquisition Transaction or (ii) engage in negotiations regarding an offer or proposal received by Hexcel for a potential Acquisition Transaction unless the Board of Directors or appropriate committee thereof believes in good faith in the exercise of its fiduciary duties that such offer or proposal has a reasonable possibility of resulting in an Acquisition Transaction more favorable to Hexcel than the transaction contemplated hereby; PROVIDED, HOWEVER, that prior to the entry of the Confirmation Order, Hexcel may, in response to an unsolicited request therefor, furnish information with respect to Hexcel to any Person and engage in follow-up due diligence sessions, except that confidential information about Hexcel may be furnished only if the Person to whom it is to be given is party to a customary confidentiality agreement (as determined by Hexcel's counsel) and PROVIDED, FURTHER, that any negotiations by Hexcel that comply with the foregoing clause (ii) shall not constitute a breach of the foregoing clause (i). For the purposes of this Agreement, "Acquisition Transaction" means (i) any business combination involving Hexcel or either Material Subsidiary, including without limitation (A) the disposition of any business currently conducted by Hexcel or either Material Subsidiary and which represents sales in excess of 10% of Hexcel's consolidated sales as reported in the December 31, 1993 financial statements or (B) the sale of assets of Hexcel and/or the Subsidiaries for $40,000,000 or more in a single transaction or series of related transactions, excluding in the case of (A) and (B) transactions and proposed transactions disclosed in the Disclosure Statement or
(ii) any sale or issuance of a more than 5% equity interest in Hexcel or either Material Subsidiary other than the issuance by Hexcel of equity (A) in exchange for existing indebtedness of Hexcel and/or (B) to holders of Old Common Stock PRO RATA; PROVIDED, HOWEVER, that the term

Acquisition Transaction does not include any transaction or proposed transaction disclosed in the Disclosure Statement.

                  (b) In the event that Hexcel receives a proposal with respect to an Acquisition Transaction that, in the exercise of its fiduciary obligations (as determined in good faith by the Board of Directors or appropriate committee thereof after consultation with counsel), the Board of Directors or appropriate committee thereof determines to be more favorable to Hexcel, the Board of Directors or appropriate committee thereof may withdraw its approval or recommendation of this Agreement, approve or recommend any such other proposal, enter into an agreement with respect to such other proposal or terminate this Agreement, and in each case shall provide Purchaser with immediate notice thereof. Any termination of this Agreement pursuant to this paragraph (b) shall be subject to Section 6.3.

                  (c) Whether or not the First Closing is consummated, Hexcel acknowledges and agrees that Purchaser has made a substantial investment of management time and incurred substantial out-of-pocket expenses in connection with the negotiation and execution of this Agreement and the Registration Rights Agreement and the effort to consummate the transactions contemplated hereby and thereby. If the First Closing is not consummated and a "Break-up Fee Event" (as defined below) shall have occurred, Hexcel shall immediately pay to Purchaser a fee (the "Break-up Fee") equal to the excess of $1,250,000 over all amounts theretofore paid to Purchaser pursuant to Section 6.4. In the event that Hexcel pays Purchaser the Break-up Fee, Hexcel shall not be required to make any additional payment pursuant to Section 6.4. As used herein, a "Break-up Fee Event" shall be a termination of this Agreement (i) by Hexcel or Purchaser pursuant to Section 6.1(i), 6.1(j) or 6.1(k), (ii) by Hexcel pursuant to Section 6.2(b), or (iii) by Hexcel pursuant to Section 6.1(f), 6.1(h) or 6.1(g) but only in the case of this clause (iii) if thereafter, during the pendency of the Case an Acquisition Transaction is consummated other than one that is materially less favorable to Hexcel or the Hexcel creditors in Class 5 under the Plan;
PROVIDED, HOWEVER, that no Break-up Fee shall be payable if Purchaser is in material breach of this Agreement at the date of any such termination.

                  (d) Upon the occurrence of a Break-up Fee Event, Purchaser shall provide written notice to Hexcel of

Purchaser's entitlement to the Break-up Fee and Hexcel shall be liable for the payment of the Break-up Fee and shall immediately pay to Purchaser the Break-up Fee by wire transfer of immediately available funds to an account or accounts designated by Purchaser. Until Hexcel's obligation to pay the Break-up Fee is fully and indefeasibly discharged, Purchaser's claim for the Break-up Fee shall be treated as an allowed administrative claim in the Case pursuant to Section 503(b) of the Bankruptcy Code entitled to priority under Section 507(a)(1) of the Bankruptcy Code.

            6.3 EFFECT OF TERMINATION. If this Agreement is terminated and the transactions contemplated hereby are not consummated as provided above, this Agreement shall become void and be of no further force and effect and no party shall have any further liability to the other party thereunder as a result of such termination, except that any payment obligations arising under Section 6.2 by reason of such termination or under Section 6.4 in respect of expenses incurred through the date of such termination or under Section 9.2 (and the provisions of this Section 6.3 and of Sections 6.2, 6.4 and 9.2) shall survive the termination of this Agreement.

            6.4  EXPENSE REIMBURSEMENT.

                  (a) Hexcel shall reimburse Purchaser for all of Purchaser's out-of-pocket costs and expenses (including the reasonable fees and expenses of Purchaser's counsel, accountants, investment bankers and other professional persons), payable at the First Closing and thereafter as incurred or on the termination of this Agreement, (i) in connection with the negotiation, documentation and implementation of this Agreement and the Registration Rights Agreement and the transactions contemplated hereby and thereby, including, without limitation, the out-of-pocket costs and expenses of Purchaser in connection with its due diligence investigation of Hexcel's business or (ii) relating to or resulting from or arising out of any claim, action or proceedings commenced or asserted in the Case; PROVIDED, HOWEVER, that if the First
Closing does not occur such reimbursement shall be limited to $500,000 in the aggregate.

                  (b) Any claim for reimbursement under this Section 6.4 shall be paid by Hexcel within ten days after receipt by Hexcel of an invoice from Purchaser therefor (subject to Section 6.4(a) as to when such may first be payable) and, pending payment, such claims shall be treated as allowed administrative expenses in the Case under Section 503(b) of the Bankruptcy Code entitled to priority under Section 507(a)(1) of the Bankruptcy Code.


                               ARTICLE VII

                          CONDITIONS TO CLOSING

            7.1 CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER TO FIRST CLOSING. The obligation of Purchaser to consummate the First Closing is subject to the fulfillment, on the First Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law without the need for an order of the Bankruptcy Court):

                  (a) all representations and warranties of Hexcel to Purchaser contained herein shall be true and correct in all material respects (other than those which already have a materiality standard included therein, which representations and warranties shall be true and correct in all respects) when made and at and as of the First Closing Date with the same effect as though those representations and warranties had been made again at and as of that time;

                  (b) Hexcel shall not be in material breach of this Agreement;

                  (c) all requisite notifications, filings and applications under and pursuant to any and all applicable public, governmental and regulatory acts and laws covering matters of antitrust, acquisition and investment, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), to be submitted or given by Hexcel, shall have been submitted or waived and all applicable waiting periods under all such acts and laws shall have expired;

                  (d) Hexcel shall have entered into an employment agreement with John J. Lee on terms reasonably satisfactory to Purchaser and on terms not less favorable to Hexcel than those summarized on Exhibit VI hereto, and Hexcel shall have caused the contingency employment agreements with those officers named on Exhibit VII to have been terminated or rejected (it being understood that officers who agree to terminate such agreements will receive agreements providing for one year's severance pay and participation in Hexcel's retention bonus plan);

                  (e) Hexcel shall have duly executed and delivered the Registration Rights Agreement;

                  (f) the five individuals selected by Purchaser shall have been appointed to the Board of Directors to serve in the classes designated by Purchaser, at least one of whom shall be a member of Class I, and the four other directors, if not on the Board of Directors at the date hereof, and the classes in which they serve shall be reasonably satisfactory to Purchaser;

                  (g) Hexcel shall have obtained exit financing as set forth in the Disclosure Statement, which will provide for a facility of, if Class 9 under the Plan accepts the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, $35,000,000 and, if Class 9 under the Plan does not accept the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, $25,000,000 (subject in either case to availability restrictions), on commercially reasonable terms reasonably satisfactory to Purchaser and which will provide Hexcel with working capital sufficient to meet its anticipated requirements as reflected in Hexcel's updated projected financial information referred to in Section 7.1(t) below;

                  (h) the Bankruptcy Court shall have entered all orders required to be entered pursuant to this Agreement, including, without limitation, the Approval Order, the Disclosure Statement Order and the Confirmation Order (all such orders to be reasonably satisfactory in form and substance to Purchaser) and each of such orders shall have become Final Orders and shall be in full force and effect;

                  (i) Hexcel shall have either (A) obtained a purchase order from The Northrop Grumman Corporation substantially in accordance with that contemplated by the Disclosure Statement and shall have obtained all approvals required to be obtained by Hexcel for such purchase order to be enforceable against The Northrop Grumman Corporation or (B) entered into another agreement with The Northrop Grumman Corporation which results in comparable economic value for Hexcel, as reasonably determined by Purchaser;

                  (j) Hexcel shall have entered into, and obtained all necessary approvals in connection with, the

Belgian financing as approved by the Bankruptcy Court on June 8, 1994;

                  (k) the 1986 Rights Agreement and rights to purchase shares of capital stock of Hexcel pursuant to the 1986 Rights Agreement shall have been cancelled pursuant to the Plan;

                  (l) Hexcel's disclosure statement as approved by the Bankruptcy Court and Hexcel's plan of reorganization as confirmed by the Bankruptcy Court shall each be in form and substance reasonably satisfactory to Purchaser and its counsel and shall provide for, and be consistent with, this Agreement;

                  (m) Purchaser shall have been furnished with a certificate (dated the First Closing Date and in form and substance reasonably satisfactory to Purchaser) executed by the chief executive officer and chief financial officer of Hexcel certifying as to the fulfillment of the conditions specified in Sections 7.1(a), 7.1(b), 7.1(c), 7.1(f), 7.1(h) as to the Confirmation Order being a Final Order, 7.1(i), 7.1(j), 7.1(k), 7.1(o), 7.1(q) as to Hexcel, 7.1(r), 7.1(s) and 7.1(u);

                  (n) the Standard & Poor's 500 Index shall not have declined more than 15% from June 17, 1994;

                  (o) no Legal Proceedings shall have been instituted against Hexcel or any Subsidiary since the date of this Agreement which could reasonably result in a Material Adverse Change;

                  (p) no Legal Proceedings shall have been instituted or threatened or claim or demand made against Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated by this Agreement which in the reasonable judgment of Purchaser could have a material adverse effect on Purchaser;

                  (q) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and all approvals of Governmental Bodies, including with respect to ISRA and ECRA, required to be obtained in connection with the First Closing shall have been obtained and remain in full force and effect;

                  (r) there shall be no annual meeting of Hexcel or special meeting to elect directors of Hexcel scheduled for a date after the First Closing Date which shall have a record date prior to the First Closing Date;

                  (s) there shall have occurred no material adverse change in the business, properties, results of operations, prospects or condition (financial or otherwise) of Hexcel and the Subsidiaries taken as a whole since the latest date as of which historical information in respect thereof is given in the Disclosure Statement;

                  (t) Hexcel shall have delivered to Purchaser updated projected financial information in the same form as the projected financial information attached as Exhibit E to the Disclosure Statement, which delivery shall be made and the projected financial information shall be as of a date not earlier than five days nor later than two days prior to the First Closing Date;

                  (u) all conditions under the Plan to the Effective Date other than the occurrence of the First Closing shall be satisfied; and

                  (v) Purchaser shall have been furnished with an opinion of Kronish, Lieb, Weiner & Hellman, counsel to Hexcel, in substantially the form of
Exhibit I hereto.

            7.2 CONDITIONS PRECEDENT TO OBLIGATIONS OF HEXCEL TO FIRST CLOSING. The obligations of Hexcel to consummate the First Closing are subject to the fulfillment, on the First Closing Date, of each of the following conditions (any or all of which may be waived by Hexcel in whole or in part to the extent permitted by applicable Law without the need for an order of the Bankruptcy Court):

                  (a) all representations and warranties of Purchaser to Hexcel contained herein shall be true and correct in all material respects (other than those which already have a materiality standard included therein, which representations and warranties shall be true and correct in all respects) when made and at and as of the First Closing Date with the same effect as though those representations and warranties had been made again at and as of that time;

                  (b) Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the First Closing Date;

                  (c) all requisite notifications, filings and applications under and pursuant to any and all applicable public, governmental and regulatory acts and laws covering matters of antitrust, acquisition and investment, including the HSR Act, to be submitted by Purchaser shall have been submitted or waived and all applicable waiting periods under all such acts and laws shall have expired;

                  (d) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and all approvals of Governmental Bodies, including with respect to ISRA and ECRA, required to be obtained in connection with the First Closing shall have been obtained and remain in full force and effect;

                  (e) Purchaser shall have duly executed and delivered the Registration Rights Agreement;

                  (f) all conditions under the Plan to the Effective Date other than the occurrence of the First Closing shall be satisfied;

                  (g) Hexcel shall have been furnished with a certificate (dated the First Closing Date and in form and substance reasonably satisfactory to Hexcel) executed by a duly authorized officer of Purchaser certifying as to the fulfillment of the conditions specified in Sections 7.2(a), 7.2(b), 7.2(c) and 7.2(d) as to Purchaser;

                  (h) the Confirmation Order shall be reasonably satisfactory in form and substance to Hexcel, shall have become a Final Order and shall be in full force and effect; and

                  (i) Hexcel shall have been furnished with opinions of E. N. Cohernour, Esq., general counsel to Purchaser, and Weil, Gotshal & Manges, special counsel to Purchaser, in substantially the form of Exhibit II hereto, together with an opinion of Skadden, Arps, Slate, Meagher and Flom, in form and substance reasonably satisfactory to

Hexcel, as to compliance with the Investment Company Act of 1940, as amended (the "Act").

            7.3 CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER TO SECOND CLOSING. The obligations of Purchaser to consummate the Second Closing are subject to the fulfillment, on the Second Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law without the need for an order of the Bankruptcy Court):

                  (a)   the Rights Offering shall have terminated;

                  (b) the conditions set forth in Section 7.1(a), but only as to Sections 2.1, 2.2 and 2.3, shall remain satisfied on the Second Closing Date (but the reference in Section 2.3 to the First Closing Date shall be deemed to refer to the Second Closing Date and the reference therein to Initial Shares shall be deemed to refer to the Unpurchased Shares) and Purchaser shall have received a certificate from Hexcel to such effect;

                  (c) the Confirmation Order shall be a Final Order and shall be in full force and effect;

                  (d) Purchaser shall have been furnished with an opinion of Kronish, Lieb, Weiner & Hellman, counsel to Hexcel, in substantially the form of
Exhibit III hereto;

                  (e) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and all approvals of Governmental Bodies, including with respect to ISRA and ECRA, required to be obtained in connection with the Second Closing shall have been obtained and remain in full force and effect; and

                  (f)   Hexcel shall have complied with its agreements in
Section 8.3.

            7.4 CONDITIONS PRECEDENT TO OBLIGATIONS OF HEXCEL TO SECOND CLOSING. The obligations of Hexcel to consummate the Second Closing are subject to the fulfillment, on the Second Closing Date, of each of the following conditions (any or all of which may be waived by Hexcel in whole or in part to the extent permitted by applicable Law without the need for an order of the Bankruptcy Court):

                  (a)   the Rights Offering shall have terminated;

                  (b) the conditions set forth in Section 7.2(a) but only as to Sections 3.1, 3.2, 3.3 and 3.4 shall remain satisfied as of the Second Closing Date and Hexcel shall have received a certificate from Purchaser to such effect;

                  (c) Hexcel shall have been furnished with opinions of E. N. Cohernour, Esq., general counsel to Purchaser, and Weil, Gotshal & Manges, special counsel to Purchaser, in substantially the form of Exhibit II hereto, together with an opinion of Skadden, Arps, Slate, Meagher and Flom, in form and substance reasonably satisfactory to Hexcel as to compliance with the Act;

                  (d) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and all approvals of Governmental Bodies, including with respect to ISRA and ECRA, required to be obtained in connection with the Second Closing shall have been obtained and remain in full force and effect; and

                  (e)   Purchaser shall have complied with its agreements in
Section 8.4.


                              ARTICLE VIII

                DOCUMENTS TO BE DELIVERED AT THE CLOSINGS

            8.1 DOCUMENTS TO BE DELIVERED BY HEXCEL AT THE FIRST CLOSING. At the First Closing, Hexcel shall deliver, or cause to be delivered, to Purchaser the following:

                  (a) certificates representing the Initial Shares, registered in the name of Purchaser or its nominee;

                  (b)   a copy of the employment agreement referred to in
Section 7.1(d);

                  (c)   the certificate referred to in Section 7.1(m);

                  (d)   the opinion referred to in Section 7.1(v);

                  (e) a duly executed counterpart of the Registration Rights Agreement;

                  (f) a copy of the Confirmation Order certified by the Clerk of the Bankruptcy Court within five business days of the First Closing Date;

                  (g) a certificate of good standing with respect to Hexcel issued by the Secretary of State of Delaware and a copy certified by the Secretary of State of Delaware of the certificate of incorporation of Hexcel and comparable evidence (which may be an opinion of local counsel) for each of the Material Subsidiaries, each dated within ten days of the First Closing Date; and a copy, certified by the secretary or assistant secretary of Hexcel as being a true and complete copy as of the First Closing Date, of the certificate of incorporation and by-laws of Hexcel;

                  (h) a copy of the resolutions of the Board of Directors authorizing the execution, delivery and performance of this Agreement, and a certificate of its secretary, dated the First Closing Date, that such resolutions were duly adopted by the Board of Directors and are in full force and effect and attesting to the true signatures and to the incumbency of the officers of Hexcel executing this Agreement, the Registration Rights Agreement or any other document or agreement in connection therewith;

                  (i) the updated projected financial information referred to in Section 7.1(t); and

                  (j) such other documents as Purchaser shall reasonably request.

            8.2 DOCUMENTS TO BE DELIVERED BY PURCHASER AT THE FIRST CLOSING. At the First Closing, Purchaser shall deliver, or cause to be delivered, to Hexcel the following:

                  (a) evidence of the wire transfer of the Purchase Price for the Initial Shares;

                  (b)   the certificate referred to in Section 7.2(g);

                  (c)   the opinions referred to in Section 7.2(i);

                  (d) a duly executed counterpart of the Registration Rights Agreement;

                  (e) a certificate of good standing with respect to Purchaser issued by the Secretary of State of Maryland, dated within ten days of the First Closing Date; a copy, certified by the secretary or assistant secretary as being a true and complete copy as of the First Closing Date, of the certificate of incorporation and by-laws of Purchaser; and a copy certified as of a recent date by the Secretary of State of Maryland of the certificate of incorporation of Purchaser; and

                  (f) a copy of the resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance of this Agreement, and a certificate of its secretary, dated the First Closing Date, that such resolutions were duly adopted and are in full force and effect and attesting to the true signatures and to the incumbency of the officers of Purchaser executing this Agreement and the Registration Rights Agreement.

             8.3 DOCUMENTS TO BE DELIVERED BY HEXCEL AT THE SECOND CLOSING. At the Second Closing, Hexcel shall deliver, or cause to be delivered, to Purchaser the following:

                  (a) certificates representing the Unpurchased Shares, registered in the name of Purchaser or its nominee;

                  (b)   the certificate referred to in Section 7.3(b);

                  (c)   the opinion referred to in Section 7.3(d);

                  (d) a certificate of good standing with respect to Hexcel issued by the Secretary of State of Delaware, dated within ten days of the Second Closing Date; and a copy, certified by the secretary or assistant secretary of Hexcel as being a true and complete copy as of the Second Closing Date, of the certificate of incorporation and by-laws of Hexcel;

                  (e) a copy of the resolutions of the Board of Directors authorizing the execution, delivery and performance of this Agreement, and a certificate of its secretary, dated the Second Closing Date, that such resolutions were duly adopted by the Board of Directors and are in full force and effect; and

                  (f) such other documents as Purchaser shall reasonably request.

            8.4 DOCUMENTS TO BE DELIVERED BY PURCHASER AT THE SECOND CLOSING. At the Second Closing, Purchaser shall deliver, or cause to be delivered, to Hexcel the following:

                  (a) evidence of the wire transfer of the Standby Purchase Price for the Unpurchased Shares;

                  (b)   the certificate referred to in Section 7.4(b);

                  (c)   the opinions referred to in Section 7.4(c);

                  (d) a certificate of good standing with respect to Purchaser issued by the Secretary of State of Maryland, dated within ten days of the Second Closing Date; and a copy, certified by the secretary or assistant secretary as being a true and complete copy as of the Second Closing Date, of the certificate of incorporation and by-laws of Purchaser; and

                  (e) a copy of the resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance of this Agreement, and a certificate of its secretary, dated the Second Closing Date, that such resolutions were duly adopted and are in full force and effect.

            8.5 RESIGNATION OF DESIGNEE. In the event that either (i) at the Second Closing the amount paid by Purchaser for the Unpurchased Shares shall be less than (a) $7,000,000, if Class 9 under the Plan accepts the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code or (b) $5,000,000, if Class 9 under the Plan does not accept the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, or (ii) the Second Closing shall not have occurred for any reason within 45 days after the First Closing Date, then not later than the date of the first of such events to occur Purchaser shall deliver to Hexcel a duly executed and effective resignation letter from a designee appointed as a Class I member of the Board of Directors stating that such designee resigns as a director of the Board of Directors effective as of a date no later than the date of delivery of such letter to Hexcel.


                               ARTICLE IX

                   INDEMNIFICATION AND RELATED MATTERS

            9.1  INDEMNIFICATION.

                  (a) From and after the First Closing, Hexcel hereby agrees to indemnify and hold Purchaser and its directors, officers, employees, affiliates, agents, successors and assigns (collectively, the "Purchaser Indemnified Parties") harmless from and against any and all losses, liabilities, obligations, damages, deficiencies, costs and expenses ("Losses") based upon, attributable to or resulting from any misrepresentation, breach of warranty or non-fulfillment of any agreement on the part of Hexcel under this Agreement or the Registration Rights Agreement.

                  (b) From and after the First Closing, Purchaser hereby agrees to indemnify and hold Hexcel and its directors, officers, employees, affiliates, agents, successors and assigns (collectively, the "Hexcel Indemnified Parties") harmless from and against any and all Losses based upon, attributable to or resulting from any misrepresentation, breach of warranty or non-fulfillment of any agreement on the part of Purchaser under this Agreement or the Registration Rights Agreement.

                  (c) An indemnifying party shall be liable for Losses arising under Sections 9.1(a) and 9.1(b) only to the extent that the aggregate amount thereof exceeds

$400,000 and written notice of a claim therefor is given within 18 months following the First Closing Date specifying the specific representation, warranty or covenant which was breached, the specific nature of such breach and the amount of the Losses for which such indemnification is sought.

                  (d) In no event shall a party be liable for (i) consequential, exemplary or punitive damages or (ii) damages resulting from a failure of a representation or warranty of such party to be true and correct in all material respects if the other party is advised of such failure prior to the First Closing, such failure was not known at the time such representation or warranty was made and the other party, after being advised of such failure, nevertheless proceeds to consummate the transactions contemplated by this Agreement. Nothing herein shall relieve Hexcel of its obligations under Article VI hereof.

            9.2 LIQUIDATED DAMAGES. In the event of a material breach by Purchaser of this Agreement and the termination of this Agreement by Hexcel pursuant to Section 6.1(b) by reason thereof, the parties agree that Hexcel's damages are not readily susceptible of quantification or calculation and that, accordingly, Purchaser shall pay to Hexcel, as liquidated damages and not as a penalty, the sum of $1,250,000 and Purchaser shall not be entitled to any reimbursement under Section 6.4 for any of its expenses. The foregoing shall constitute Hexcel's sole and exclusive remedy for such breach by Purchaser, other than Hexcel's right to terminate this Agreement as provided herein.

            9.3 FINANCIAL ADVISORS. Hexcel agrees to pay and discharge any compensation payable to any broker, finder or financial advisor, who acted directly or indirectly for Hexcel or any Subsidiary in connection with this Agreement or the transactions described herein.


                                ARTICLE X

                              MISCELLANEOUS

            10.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties contained in this Agreement shall survive the First Closing for a period of 18 months, regardless of any investigation made by the parties hereto. From and after the First Closing, a party's exclusive remedy for breach of any representation or warranty or other provision of this Agreement shall be as set forth in Article IX hereof.

            10.2 CERTAIN DEFINITIONS. As used herein the following terms have the respective meaning indicated (such meaning to be equally applicable to the singular and plural terms).

            "ACQUISITION TRANSACTION" is defined in Section 6.2(a).

            "ACT" is defined in Section 7.2(i).

            "AGREEMENT" is defined in the opening paragraph of this Stock Subscription and Standby Purchase Agreement.

            "APPROVAL MOTION" is defined in Section 5.1.

            "APPROVAL ORDER" is defined in Section 5.1.

            "BALANCE SHEET" is defined in Section 2.5.

            "BALANCE SHEET DATE" is defined in Section 2.5.

            "BANKRUPTCY CODE" is defined in the first recital.

            "BANKRUPTCY COURT" is defined in the first recital.

            "BANKRUPTCY RULES" is defined in Section 2.2(b).

            "BOARD OF DIRECTORS" means the board of directors of Hexcel.

            "BREAK-UP FEE" is defined in Section 6.2(c).

            "BREAK-UP FEE EVENT" is defined in Section 6.2(c).

            "CASE" is defined in the first recital.

            "CLAIMS REGISTER" means the claims register maintained for the Case pursuant to Bankruptcy Rule 5003.

            "CODE" means the Internal Revenue Code of 1986, as amended.

            "CONFIRMATION ORDER" is defined in Section 5.3.

            "CONTRACT" means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, franchise, insurance policy, commitment or other arrangement or agreement, whether written or oral.

            "CREDITORS' COMMITTEE" has the meaning specified in the Plan.

            "DISCLOSURE DOCUMENTS" means the Disclosure Statement, the Plan, and Hexcel's First Amended Schedules of Assets and Liabilities as filed with the Bankruptcy Court pursuant to Bankruptcy Rule 1007 as amended through the date hereof.

            "DISCLOSURE STATEMENT" means Hexcel's disclosure statement, dated July 27, 1994, including all schedules and exhibits thereto, a copy of which has been delivered to Purchaser prior to the execution of this Agreement.

            "DISCLOSURE STATEMENT ORDER" is defined in Section 5.2.

            "ECRA" means the New Jersey Environmental Clean-Up Responsibility
Act.

            "EFFECTIVE DATE" has the meaning specified in the Plan.

            "EMPLOYEE BENEFIT PLAN" is defined in Section 2.13(a).

            "ENVIRONMENTAL CLAIM" means any notice of violation, action, claim, Lien, demand, abatement or other Order or direction (conditional or otherwise) by any Governmental Body or any Person for personal injury (including sickness, disease or death), tangible or intangible property damage, damage to the environment, nuisance, pollution, contamination or other adverse effects on the environment, or for fines, penalties or restrictions resulting from or based upon (a) the existence, or the continuation of the existence, of a Release (including, without limitation, sudden or non-sudden accidental or non-accidental Releases) of, or exposure to, any Hazardous Material or other substance, chemical, material, pollutant, contaminant, odor, audible noise, or other Release in, into or onto the environment (including, without limitation, the air, soil, surface water or groundwater) at, in, by, from or related to the Facili-ties or any activities conducted thereon; (b) the environmental aspects of the transportation, storage, treatment or disposal of Hazardous Materials in connection with the operation of the Facilities; or (c) the violation, or alleged violation, of any Environmental Laws, Orders or Permits of or from any Governmental Body relating to environmental matters connected with the Facilities.

            "ENVIRONMENTAL LAW" means any Law concerning Releases into any part of the natural environment, or activities that might result in damage to the natural environment, or any Law that is concerned in whole or in part with the natural environment and with protecting or improving the quality of the natural environment and protecting public and employee health and safety and includes, but is not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C. Section 9601 ET SEQ.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 ET SEQ.), the
 Resource Conservation and Recovery Act (42 U.S.C. Section 6901 ET SEQ.), the Clean Water Act (33 U.S.C. Section 1251 ET SEQ.), the Clean Air Act (42 U.S.C. ET SEQ.), the Toxic Substances Control Act (15 U.S.C. Section 2601 ET SEQ.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 ET SEQ.) and the Occupational Safety and Health Act (29 U.S.C. Section 651 ET SEQ.) ("OSHA"), as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and any and all analogous state or local statutes, and the regulations promulgated pursuant thereto, and any and all treaties, conventions and environmental public and employee health and safety statutes and regulations or analogous requirements of non-United States jurisdictions in which Hexcel or any of its Subsidiaries conducts any business.

            "ENVIRONMENTAL PERMIT" means any Permit, approval, authorization, license, variance, registration, or permission required under any applicable Environmental Laws and all supporting documents associated therewith.

            "ERISA" is defined in Section 2.13(a).

            "ERISA AFFILIATE" is defined in Section 2.13(b).

            "EXCHANGE ACT" is defined in Section 2.8.

            "FACILITIES" means real property owned, leased or operated by Hexcel or any of the Subsidiaries.

            "FASB 95" means statement of Financial Accounting Standard No. 95 promulgated by the Financial Accounting Standards Board.

            "FINAL ORDER" has the meaning specified in the Plan.

            "FINANCIAL STATEMENT" is defined in Section 2.5.

            "FIRST CLOSING" is defined in Section 1.3.

            "FIRST CLOSING DATE" is defined in Section 1.3.

            "FULLY DILUTED NEW SHARES" means, without duplication, the Initial Shares, the Offered Shares and all shares of New Common Stock issuable under Sections 4.6, 4.9, 4.10 and 4.11 of the Plan.

            "GOVERNMENTAL BODY" means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

            "HAZARDOUS MATERIALS" means any substance, material or waste which is regulated by any local, state or federal Governmental Body in the jurisdiction in which Hexcel or any Subsidiary conducts business, including, without limitation, any material or substance which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste" or "restricted hazardous waste," "subject waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law, including but not limited to, petroleum products, asbestos and polychlorinated biphenyls.

            "HEXCEL" is defined in the opening paragraph of this Agreement.

            "HEXCEL INDEMNIFIED PARTIES" is defined in Section 9.1(b).

            "HSR ACT" is defined in Section 7.1(c).

            "INITIAL SHARES" is defined in Section 1.1.

            "INTELLECTUAL PROPERTY" is defined in Section 2.11.

            "ISRA" means the New Jersey Industrial Site Recovery Act.

            "LAW" means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement or guideline, including environmental, ERISA and laws with respect to any and all Taxes.

            "LEGAL PROCEEDING" means any judicial, administrative or arbitral actions, suits, proceedings (public or private), claims or governmental proceedings.

            "LIEN" means any lien, pledge, hypothecation, levy, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, or other real estate declaration, covenant, condition, restriction or servitude, transfer or voting restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

            "LOSSES" is defined in Section 9.1(a).

            "MATERIAL ADVERSE CHANGE" means any material adverse change in the business, properties, results of operations, prospects or condition (financial or otherwise) of Hexcel and its Subsidiaries taken as a whole.

            "MATERIAL SUBSIDIARIES" means Hexcel S.A. (a Belgian corporation) and Hexcel S.A. (a French corporation).

            "MULTIEMPLOYER PLAN"  is defined in Section 2.13(a).

            "MULTIPLE EMPLOYER PLAN" is defined in Section 2.13(a).

            "NEW COMMON STOCK" means shares of common stock, par value $.01 per share, of reorganized Hexcel.

            "1986 RIGHTS AGREEMENT" means the Rights Agreement, dated August 14, 1986, between Hexcel and The Bank of California.

            "OFFERED SHARES" is defined in the third recital.

            "OLD COMMON STOCK" means currently issued and outstanding shares of common stock, par value $.01 per share, of Hexcel.

            "ORDER" means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.

            "PBGC" is defined in Section 2.13(d).

            "PERMITS" means any approval, authorization, consent, license, permit or certificate of or by any Governmental Body.

            "PERMITTED EXCEPTIONS" means (a) statutory liens for current taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor; (b) mechanics', carriers', workers', repairers' and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the property so encumbered or Hexcel and the Subsidiaries taken as a whole; (c) zoning, entitlement and other land use and environmental regulations by Governmental Bodies, provided that such regulations have not been violated; and (d) such other imperfections in title, charges, easements, restrictions and encumbrances that in the aggregate could not reasonably result in a Material Adverse Change.

            "PERMITTED LIENS" means (a) those Liens disclosed in the Disclosure Statement; (b) Liens in favor of CIT Group/Business Credit, Inc. securing Hexcel's debtor-in-possession financing; (c) Liens securing the financing contemplated by Section 7.1(g); (d) capital leases; (e) Liens which in the aggregate are not material to Hexcel and its Subsidiaries taken as a whole;
(f) those Liens related to the Belgian financing referred to Section 7.1(j); (g) pledges or deposits securing obligations under workers' compensation, unemployment insurance, social security or public liability laws or similar legislation; (h) pledges or deposits securing utility payments, bids, tenders, contracts (other than contracts for the payment of borrowed money) or leases to which Hexcel or any of its Subsidiaries is a party as lessee, made in the ordinary course of business; (i) deposits securing public or statutory obligations of Hexcel or any of its Subsidiaries; (j) deposits securing or in lieu of surety, appeal or customs bond or proceedings to which

Hexcel or any of its Subsidiaries is a party; (k) Liens arising by statute; (l) Liens securing indebtedness reflected in the Disclosure Statement; (m) Liens arising from or in connection with any leases of real or personal property; (n) any agreement regarding the voting of stock owned by Hexcel in American Body Armor; (o) any voting or other restrictions applicable to joint venture interests owned by Hexcel or its Material Subsidiaries; and (p) Liens on inventory purchased by Hexcel under consignment arrangements.

            "PERSON" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

            "PLAN" means Hexcel's plan of reorganization, dated July 27, 1994, a copy of which has been delivered to Purchaser prior to the execution of this Agreement.

            "PURCHASE PRICE" is defined in Section 1.1.

            "PURCHASER" is defined in the opening paragraph of this Agreement.

            "PURCHASER INDEMNIFIED PARTIES" is defined in Section 9.1(a).

            "PURCHASER REPRESENTATIVES" is defined in Section 4.1.

            "PURCHASER SEC DOCUMENTS" is defined in Section 3.6.

            "QUALIFIED PLAN" is defined in Section 2.13(c).

            "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement in substantially the form of Exhibit V hereto.

            "RELEASE" means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the indoor or outdoor environment, or into or out of any property owned, operated or leased by Hexcel or any Subsidiary, including the movement of any Hazardous Material or other substance through or in the air, soil, surface water, groundwater, or property.

            "REMEDIAL ACTION" means all actions, including, without limitation, any capital expenditures, required or voluntarily undertaken to (a) clean up, remove, treat, or in any other way address any Hazardous Material or other substance in the indoor or outdoor environment; (b) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material or other substance so it does not migrate or endanger or threaten to endanger public health or welfare of the indoor or outdoor environment; (c) perform pre-remedial studies and investigations or post-remedial monitoring and care; or
(d) bring any Facility into compliance with all Environmental Laws and Environmental Permits.

            "RIGHTS OFFERING" is defined in the third recital.

            "SEC" is defined in Section 2.8.

            "SEC DOCUMENTS" is defined in Section 2.8.

            "SECOND CLOSING" is defined in Section 1.3(b).

            "SECOND CLOSING DATE" is defined in Section 1.3(b).

            "SECURITIES ACT" is defined in Section 2.8.

            "SOFTWARE" means any electronic data processing system, information system, computer software program, program specification chart, procedure, source code, input data, routine, database, report layout, format, record file layout, diagram, functional specification, narrative description, flow chart or other related material.

            "STANDBY PURCHASE PRICE" is defined in Section 1.1.

            "SUBMISSION DATE" is defined in Section 5.2(a).

            "SUBSIDIARY" means any Person of which a majority of the outstanding voting securities are owned directly or indirectly by Hexcel.

            "TAX AFFILIATES" is defined in Section 2.9(a).

            "TAXES" means all taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) and shall include any transferee liability in respect of Taxes.

            "TAX RETURN" means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes.

            "UNPURCHASED SHARES" is defined in the fourth recital.


            10.3 FURTHER ASSURANCES. Hexcel and Purchaser each agrees to execute and deliver such other documents or agreements as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

            10.4 RESTRICTIVE LEGEND; RESALES. All certificates representing shares issued pursuant to this Agreement shall have stamped, printed or typed thereon a legend substantially in the following form:

            "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM."

Purchaser agrees that it will not sell or otherwise dispose of any of such shares except in compliance with applicable law. Purchaser shall be entitled to have such legend removed as provided in the Registration Rights Agreement.

            10.5 ENTIRE AGREEMENT; AMENDMENTS AND WAIVERS. This Agreement (including the schedules and exhibits hereto), together with the related confidentiality agreement to which Purchaser is subject, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the parties hereto. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

            10.6 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflict of laws thereunder, except to the extent inconsistent with the Bankruptcy Code.

            10.7 TABLE OF CONTENTS AND HEADINGS. The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

            10.8 NOTICES. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, telecopied or mailed by certified mail, return receipt requested, to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

            If to Hexcel, to:

                  Hexcel Corporation
                  5794 W. Las Positas Boulevard
                  Pleasanton, California  94588
                  Attention:  Rodney Jenks, Esq.
                  Facsimile:  (510) 734-8611

            With a copy to:

                  Kronish, Lieb, Weiner & Hellman
                  1114 Avenue of the Americas
                  New York, New York  10036
                  Attention:  Chet F. Lipton, Esq.
                  Facsimile:  (212) 479-6275

            If to Purchaser, to:

                  Mutual Series Fund, Inc.
                  51 John F. Kennedy Parkway
                  Short Hills, New Jersey  07078
                  Attention:  Peter Langerman
                  Facsimile:  (201) 912-0147

            With a copy to:

                  Weil, Gotshal & Manges
                  767 Fifth Avenue
                  New York, New York  10153
                  Attention:  Ronald F. Daitz, Esq.
                  Facsimile:  (212) 310-8007

All notices are effective upon receipt or upon refusal if properly delivered.

            10.9 KNOWLEDGE. The phrase "best knowledge", the word "knowledge" and similar qualifications used herein with respect to a Person, means the knowledge of the executive officers of such Person after due investigation.

            10.10 SEVERABILITY. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

            10.11 BINDING EFFECT; ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Hexcel or Purchaser (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void. Upon any such permitted assignment, the references in this

Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

            10.12 NO THIRD PARTY BENEFICIARY. It is understood and agreed between the parties hereto that this Agreement and the representations, warranties and covenants made herein are made expressly and solely for the benefit of the other party hereto (or their respective successors or permitted assigns), and that no other Person shall be entitled or be deemed to be a third-party beneficiary of any party's rights under this Agreement.

            10.13 AMENDMENTS TO PLAN AND DISCLOSURE STATEMENT. Amendments to the Plan or the Disclosure Statement shall not be deemed to modify the parties' obligations hereunder, Hexcel's representations or warranties contained in this Agreement or any of the conditions contained herein to Purchaser's obligation to consummate the First Closing or the Second Closing, unless expressly agreed to by Purchaser in writing in the particular case.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

                                          HEXCEL CORPORATION



                                    By:   /s/ Robert D. Krumme
                                          -----------------------------
                                          Robert D. Krumme
                                          Vice Chairman



                                          MUTUAL SERIES FUND INC.



                                    By:   /s/ Peter A. Langerman
                                          -----------------------------
                                          Peter A. Langerman
                                          Executive Vice President

                                                                  EXHIBIT I


                [LETTERHEAD OF KRONISH, LIEB, WEINER & HELLMAN]



                                          _________  __, 1994



Mutual Series Fund Inc.
51 John F. Kennedy Parkway
Short Hills, New Jersey  07078

Gentlemen:

            We have acted as special counsel to Hexcel Corporation, a Delaware corporation ("Hexcel"), in connection with the negotiation, execution and delivery of, and the consummation of the transactions contemplated by, the Stock Subscription and Standby Purchase Agreement, dated as of July 26, 1994 (the "Agreement"), between Hexcel and Mutual Series Fund Inc., a Maryland corporation ("Purchaser"), with respect to the purchase of shares of common stock of Hexcel by Purchaser. Terms defined in the Agreement and not otherwise defined herein have the meanings assigned to them in the Agreement.

            In so acting, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Agreement and such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of Hexcel, and have made such inquiries of such officers and representatives as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

            In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or representations of officers and representatives of Hexcel and upon the representations and warranties of Hexcel contained in the Agreement.

            This opinion is being rendered to Purchaser pursuant to Section 8.1(d) of the Agreement in connection with the sale of shares of New Common Stock by Hexcel to Purchaser at the First Closing.

            Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that:

            1. Hexcel is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

            2. The Confirmation Order dated ___________, 199__ has been entered by the Bankruptcy Court and is in full force and effect, and has not been reversed, vacated, modified or amended in any respect, the time to appeal the Confirmation Order has expired and, based upon our examination of the attached docket of the Bankruptcy Court and the docket of the United States District Court for the Northern District of California, no appeal has been sought and no stay has been entered with respect to the Confirmation Order and, to the best of our knowledge, no stay has been requested with respect to the Confirmation Order.

            3. The authorized capital stock of Hexcel consists of 70,000,000 shares of New Common Stock and 1,500,000 shares of preferred stock, no shares of either of which classes will be issued or reserved for issuance except (i) to Purchaser pursuant to the Agreement, (ii) to holders of claims in Classes 6, 9, 10 and 11 pursuant to the Plan, (iii) up to 7% of Fully Diluted New Shares to employees pursuant to Hexcel's New Long Term Incentive Plan and/or John Lee's new employment agreement as disclosed in the Disclosure Statement and (iv) to management pursuant to an investment disclosed in the Disclosure Statement. Other than as disclosed in the Disclosure Statement, to our knowledge, there are no options, warrants, calls, rights, commitments or other agreements of any character to which Hexcel is a party requiring, and there are no securities of Hexcel outstanding on the First Closing Date which upon conversion or exchange would require, the issuance, sale or transfer of any shares of capital stock or other equity securities of Hexcel or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of Hexcel other than, if Class 9 under the Plan does not accept the Plan in accordance with section 1126 of the Bankruptcy Code, pursuant to the conversion rights of Hexcel's Subordinated Debentures (as defined in the Plan). To our knowledge, neither Hexcel nor any of the Subsidiaries is a party ot any voting trust or other voting agreement (other than in connection with director's qualifying shares) with respect to any of its capital stock or to any agreement relating to the redemption or repurchase of any shares of the capital stock of Hexcel or any Subsidiary (other than in connection with director's qualifying shares) or any registration rights agreement (other than the Registration Rights Agreement).

            4. The shares of New Common Stock to be issued to Purchaser at the First Closing (the "Initial Shares") have been duly authorized and, when issued as contemplated by the Agreement, will be validly issued, fully paid and nonassessable and free of any preemptive rights arising by statute or under Hexcel's certificate of incorporation.

            5. Upon transfer and delivery of the Initial Shares to the Purchaser and payment therefor to Hexcel in accordance with the terms of the Agreement, the Purchaser will acquire good title to the Initial Shares, free and clear of any and all liens, pledges, charges or claims of any kind whatsoever other than those that may arise as a consequence of action taken by the Purchaser.

            6. Hexcel has all requisite corporate power and authority to execute and deliver the Agreement and the Registration Rights Agreement, and to perform fully its obligations thereunder. The execution, delivery and performance by Hexcel of the Agreement and the Registration Rights Agreement and the consummation by Hexcel of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Hexcel. Each of the Agreement and the Registration Rights Agreement has been duly executed and delivered by Hexcel and (assuming the due authorization, execution and delivery by the Purchaser) each of the Agreement and the Registration Rights Agreement constitutes legal, valid and binding obligations of Hexcel, enforceable against Hexcel in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies, generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity), and except to the extent that rights to indemnification or contribution thereunder may be limited by federal or state securities laws or public policy relating thereto.

            7. The execution and delivery of the Agreement and the Registration Rights Agreement, the consummation of the transactions contemplated thereby and compliance by Hexcel with any of the provisions thereof will not conflict with, constitute a default under or violate (i) any of the terms, conditions or provisions of the certificate of incorporation or by-laws of Hexcel, or (ii) any New York, Delaware corporate or federal law or regulation (other than federal and state securities or blue sky laws, as to which we express no opinion in this paragraph), or (iii) any judgment, writ, injunction, decree, order or ruling of any court or governmental authority binding on Hexcel of which we are aware.

            8. The issuance of the Initial Shares to the Purchaser on the First Closing Date is exempt from the registration requirements of the Securities Act of 1933, as amended.

            9. No consent, approval, waiver, license or authorization or other action by or filing with any New York, Delaware corporate or federal governmental authority is required in connection with the execution and delivery by Hexcel of the Agreement or the Registration Rights Agreement or the consummation by Hexcel of the transactions contemplated by the Agreement, except
(i) the requirements of the HSR Act and (ii) those which have already been obtained, taken or made.

            The opinions herein are limited to the laws of the State of New York, the corporate laws of the State of Delaware and the federal laws of the United States, and we express no opinion as to the effect on the matters covered by this opinion of the laws of any other jurisdiction.

            This opinion is rendered solely for your benefit in connection with the transactions described above. This opinion may not be used or relied upon by any other person and may not be disclosed, quoted, filed with a governmental agency or otherwise referred to without our prior written consent.

                                    Very truly yours,

The foregoing opinion of Kronish, Lieb, Weiner & Hellman will be accompanied by an opinion of Rodney P. Jenks, Esq., general counsel to Hexcel to the effect that the execution and delivery of the Agreement and the Registration Rights Agreement, the consummation of the transactions contemplated thereby and compliance by Hexcel with any of the provisions thereof will not conflict with, constitute a default under or violate any of the terms, conditions or provisions of any material document, agreement or other instrument to which Hexcel is a party or by which it is bound known to him.

                                                             EXHIBIT II


       [Letterhead of General Counsel to Mutual Series Fund Inc.]


                                                  ___________, 1994



Hexcel Corporation
5794 W. Las Positas Boulevard
Pleasanton, California 94588

Gentlemen:

            I am the Secretary and General Counsel of Mutual Series Fund Inc., a Maryland corporation (the "Company") and have acted as counsel for the Company in connection with the preparation, authorization, execution and delivery of, and the consummation of the transactions contemplated by (i) the Stock Subscription and Standby Purchase Agreement, dated as of July 26, 1994 (the "Agreement"), between Hexcel Corporation ("Hexcel") and the Company with respect to the purchase of shares of common stock of Hexcel by the Company and (ii) the Registration Rights Agreement, dated as of ____, __ 1994 (the "Registration Rights Agreement"), between Hexcel and the Company. Terms defined in the Agreement and not otherwise defined herein are used herein with the meanings as so defined.

            In so acting, I have examined originals or copies, certified or otherwise identified to my satisfaction, of the Agreement and the Registration Rights Agreement and such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives as I have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

            Based on the foregoing, and subject to the qualifications stated herein, I am of the opinion that:

            1. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland.

            2. The Company has all requisite corporate power and authority to execute and deliver the Agreement and the Registration Rights Agreement, and to perform fully its obligations thereunder. The execution, delivery and performance by the Company of the Agreement and the Registration Rights Agreement and the consummation by the

Company of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company. Each of the Agreement and the Registration Rights Agreement has been duly executed and delivered by the Company.

            3. The execution and delivery of the Agreement and the Registration Rights Agreement, the consummation of the transactions contemplated thereby and compliance by the Company with any of the provisions thereof will not conflict with, constitute a default under or violate (i) any of the terms, conditions or provisions of the certificate of incorporation or by-laws of the Company, (ii) any of the terms, conditions or provisions of any document, agreement or other instrument to which the Company is a party or by which it is bound of which I am aware, (iii) any Maryland law or regulation (other than state securities or blue sky laws, as to which I express no opinion), or (iv) any judgment, writ, injunction, decree, order or ruling of any court or governmental authority binding on the Company of which I am aware.

            4. No consent, approval, waiver, license or authorization or other action by or filing with any Maryland governmental authority is required in connection with the execution and delivery by the Company of the Agreement and the Registration Rights Agreement or the consummation by the Company of the transactions contemplated thereby.

            5. All requisite notifications, filings and applications under and pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") have been submitted or waived and all applicable waiting periods under the HSR Act have expired.

            The opinions herein are limited to the laws of the State of Maryland and the HSR Act, and I express no opinion as to the effect on the matters covered by this opinion of the laws of any other jurisdiction.

            This opinion is rendered solely for your benefit in connection with the transactions described above. This opinion may not be used or relied upon by any other person and may not be disclosed, quoted, filed with a governmental agency or otherwise referred to without my prior written consent.

                                          Very truly yours,

                   [Weil, Gotshal & Manges letterhead]


                                                    __________, 1994


Hexcel Corporation
5794 W. Las Positas Boulevard
Pleasanton, California 94588



Gentlemen:

            We have acted as counsel to Mutual Series Fund Inc., a Maryland corporation (the "Company") in connection with the preparation, authorization, execution and delivery of, and the consummation of the transactions contemplated by (i) the Stock Subscription and Standby Purchase Agreement, dated as of July 26, 1994 (the "Agreement"), between Hexcel Corporation ("Hexcel") and the Company with respect to the purchase of shares of common stock of Hexcel by the Company and (ii) the Registration Rights Agreement, dated as of ____ __, 1994 (the "Registration Rights Agreement"), between Hexcel and the Company. Terms defined in the Agreement and not otherwise defined herein are used herein with the meanings as so defined.

            In so acting, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Agreement and the Registration Rights Agreement and such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

            In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company and upon the representations and warranties of the Company contained in the Agreement. We have also assumed (i) the due incorporation and valid existence of the Company,
(ii) that the Company has all requisite power and authority to enter into and perform the Agreement and the Registration Rights Agreement and (iii) the due authorization, execution and delivery of the Agreement and the Registration Rights Agreement by the Company and Hexcel.

            We have further assumed that the performance by the Company of the Agreement and the Registration Rights Agreement will not violate the Investment Company Act of 1940, as amended (the "Act") and the regulations promulgated by the SEC thereunder, and understand that you are receiving an opinion of Skadden, Arps, Slate, Meagher and Flom, special regulatory counsel to the Company to such effect.

            Based on the forgoing and subject to the qualifications set forth herein, we are of the opinion that:

            1. Each of the Agreement and the Registration Rights Agreement constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except to the extent that rights to indemnification and contribution thereunder may be limited by federal or state securities laws or public policy relating thereto.

            2. No consent, approval, waiver, license or authorization or other action by or filing with any federal or New York governmental authority is required in connection with the execution and delivery by the Company of the Agreement and the Registration Rights Agreement or the consummation by the Company of the transactions contemplated thereby, except for filings under the HSR Act, filings under the Exchange Act which have been made, those required to be obtained by Hexcel and any required by the Act.

            The opinions herein are limited to the federal law of the United States (other than the Act) and the law of the State of New York and we express no opinion as to the effect on the matters covered by this opinion of the laws of any other jurisdiction.

            This opinion is rendered solely for your benefit in connection with the transactions described above. This opinion may not be used or relied upon by any other person and may not be disclosed, quoted, filed with a governmental agency or otherwise referred to without our prior written consent.

                                                     Very truly yours,

                                                            EXHIBIT III


                [LETTERHEAD OF KRONISH, LIEB, WEINER & HELLMAN]



                                          _________  __, 1994



Mutual Series Fund Inc.
51 John F. Kennedy Parkway
Short Hills, New Jersey  07078

Gentlemen:

            We have acted as special counsel to Hexcel Corporation, a Delaware corporation ("Hexcel"), in connection with the negotiation, execution and delivery of, and the consummation of the transactions contemplated by, the Stock Subscription and Standby Purchase Agreement, dated as of July 26, 1994 (the "Agreement"), between Hexcel and Mutual Series Fund Inc., a Maryland corporation ("Purchaser"), with respect to the purchase of shares of common stock of Hexcel by Purchaser. Terms defined in the Agreement and not otherwise defined herein have the meanings assigned to them in the Agreement.

            In so acting, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Agreement and such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of Hexcel, and have made such inquiries of such officers and representatives as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

            In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or representations of officers and representatives of Hexcel and upon the representations and warranties of Hexcel contained in the Agreement.

            This opinion is being rendered to Purchaser pursuant to Section 8.1(d) of the Agreement in connection with the sale of shares of New Common Stock by Hexcel to Purchaser at the Second Closing.

            Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that:

            1. Hexcel is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

            2. The Confirmation Order dated ___________, 199__ has been entered by the Bankruptcy Court and is in full force and effect, and has not been reversed, vacated, modified or amended in any respect, the time to appeal the Confirmation Order has expired and no appeal has been sought and, based upon our examination of the attached docket of the Bankruptcy Court and the docket of the United States District Court for the Northern District of California, no stay has been entered with respect to the Confirmation Order and, to the best of our knowledge, no stay has been requested with respect to the Confirmation Order.

            3. The authorized capital stock of Hexcel consists of 70,000,000 shares of New Common Stock and 1,500,000 shares of preferred stock, no shares of either of which classes will be issued or reserved for issuance except (i) to Purchaser pursuant to the Agreement, (ii) to holders of claims in Classes 6, 9, 10 and 11 pursuant to the Plan, (iii) up to 7% of Fully Diluted New Shares to employees pursuant to Hexcel's New Long Term Incentive Plan and/or John Lee's new employment agreement as disclosed in the Disclosure Statement and (iv) to management pursuant to an investment disclosed in the Disclosure Statement. Other than as disclosed in the Disclosure Statement, to our knowledge, there are no options, warrants, calls, rights, commitments or other agreements of any character to which Hexcel is a party requiring, and there are no securities of Hexcel outstanding on the First Closing Date which upon conversion or exchange would require, the issuance, sale or transfer of any shares of capital stock or other equity securities of Hexcel or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of Hexcel other than, if Class 9 under the Plan does not accept the Plan in accordance with section 1126 of the Bankruptcy Code, pursuant to the conversion rights of Hexcel's Subordinated Debentures (as defined in the Plan). To our knowledge, neither Hexcel nor any of the Subsidiaries is a party to any voting trust or other voting agreement (other than in connection with director's qualifying shares) with respect to any of its capital stock or to any agreement relating to the redemption or repurchase of any shares of the capital stock of Hexcel or any Subsidiary (other than in connection with director's qualifying shares) or any registration rights agreement (other than the Registration Rights Agreement).

            4. The shares of New Common Stock to be issued to Purchaser at the Second Closing (the "Additional Shares") have been duly authorized and, when issued as contemplated by the Agreement, will be validly issued, fully paid and nonassessable and free of any preemptive rights arising by statute or under Hexcel's certificate of incorporation.

            5. Upon transfer and delivery of the Additional Shares to the Purchaser and payment therefor to Hexcel in accordance with the terms of the Agreement, the Purchaser will acquire good title to the Additional Shares, free and clear of any and all liens, pledges, charges or claims of any kind whatsoever other than those that may arise as a consequence of action taken by the Purchaser.

            6. The issuance of the Additional Shares to the Purchaser on the Second Closing Date is exempt from the registration requirements of the Securities Act of 1933, as amended.

            7. No consent, approval, waiver, license or authorization or other action by or filing with any New York, Delaware corporate or federal governmental authority is required in connection with the issuance by Hexcel to the Purchaser of the Additional Shares on the Second Closing Date, except (i) the requirements of the HSR Act and (ii) those which have already been obtained, taken or made.

            The opinions herein are limited to the laws of the State of New York, the corporate laws of the State of Delaware and the federal laws of the United States, and we express no opinion as to the effect on the matters covered by this opinion of the laws of any other jurisdiction.

            This opinion is rendered solely for your benefit in connection with the transactions described above. This opinion may not be used or relied upon by any other person and may not be disclosed, quoted, filed with a governmental agency or otherwise referred to without our prior written consent.

                                                  Very truly yours,

                                                                     EXHIBIT IV



       [Letterhead of General Counsel to Mutual Series Fund Inc.]


                                                  ______________, 1994


Hexcel Corporation
5794 W. Las Positas Boulevard
Pleasanton, California 94588

Gentlemen:

            I am the Secretary and General Counsel of Mutual Series Fund Inc., a Maryland corporation (the "Company") and have acted as counsel for the Company in connection with the preparation, authorization, execution and delivery of, and the consummation of the transactions contemplated by (i) the Stock Subscription and Standby Purchase Agreement, dated as of July 26, 1994 (the "Agreement"), between Hexcel Corporation ("Hexcel") and the Company with respect to the purchase of shares of common stock of Hexcel by the Company and (ii) the Registration Rights Agreement, dated as of ____, __ 1994 (the "Registration Rights Agreement"), between Hexcel and the Company. Terms defined in the Agreement and not otherwise defined herein are used herein with the meanings as so defined.

            In so acting, I have examined originals or copies, certified or otherwise identified to my satisfaction, of the Agreement and the Registration Rights Agreement and such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives as I have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

            Based on the foregoing, and subject to the qualifications stated herein, I am of the opinion that:

            1. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland.

            2. The Company has all requisite corporate power and authority to execute and deliver the Agreement and the Registration Rights Agreement, and to perform fully its obligations thereunder. The execution, delivery and performance by the Company of the Agreement and the Registration Rights Agreement and the consummation by the

Company of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company. Each of the Agreement and the Registration Rights Agreement has been duly executed and delivered by the Company.

            3. The execution and delivery of the Agreement and the Registration Rights Agreement, the consummation of the transactions contemplated thereby and compliance by the Company with any of the provisions thereof will not conflict with, constitute a default under or violate (i) any of the terms, conditions or provisions of the certificate of incorporation or by-laws of the Company, (ii) any of the terms, conditions or provisions of any document, agreement or other instrument to which the Company is a party or by which it is bound of which I am aware, (iii) any Maryland law or regulation (other than state securities or blue sky laws, as to which I express no opinion), or (iv) any judgment, writ, injunction, decree, order or ruling of any court or governmental authority binding on the Company of which I am aware.

            4. No consent, approval, waiver, license or authorization or other action by or filing with any Maryland governmental authority is required in connection with the execution and delivery by the Company of the Agreement and the Registration Rights Agreement or the consummation by the Company of the transactions contemplated thereby.

            5. All requisite notifications, filings and applications under and pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") have been submitted or waived and all applicable waiting periods under the HSR Act have expired.

            The opinions herein are limited to the laws of the State of Maryland and the HSR Act, and I express no opinion as to the effect on the matters covered by this opinion of the laws of any other jurisdiction.

            This opinion is rendered solely for your benefit in connection with the transactions described above. This opinion may not be used or relied upon by any other person and may not be disclosed, quoted, filed with a governmental agency or otherwise referred to without my prior written consent.

                                          Very truly yours,

                   [Weil, Gotshal & Manges letterhead]


                                                 ________________, 1994


Hexcel Corporation
5794 W. Las Positas Boulevard
Pleasanton, California 94588

Gentlemen:

            We have acted as counsel to Mutual Series Fund Inc., a Maryland corporation (the "Company") in connection with the preparation, authorization, execution and delivery of, and the consummation of the transactions contemplated by (i) the Stock Subscription and Standby Purchase Agreement, dated as of July 26, 1994 (the "Agreement"), between Hexcel Corporation ("Hexcel") and the Company with respect to the purchase of shares of common stock of Hexcel by the Company and (ii) the Registration Rights Agreement, dated as of ____ __, 1994 (the "Registration Rights Agreement"), between Hexcel and the Company. Terms defined in the Agreement and not otherwise defined herein are used herein with the meanings as so defined.

            In so acting, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Agreement and the Registration Rights Agreement and such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

            In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company and upon the representations and warranties of the Company contained in the Agreement. We have also assumed (i) the due incorporation and valid existence of the Company,
(ii) that the Company has all requisite power and authority to enter into and perform the Agreement and the Registration Rights Agreement and (iii) the due authorization, execution and delivery of the Agreement and the Registration Rights Agreement by the Company and Hexcel.

            We have further assumed that the performance by the Company of the Agreement and the Registration Rights Agreement will not violate the Investment Company Act of 1940, as amended (the "Act") and the regulations promulgated by the SEC thereunder, and understand that you are receiving an opinion of Skadden, Arps, Slate, Meagher and Flom, special regulatory counsel to the Company to such effect.

            Based on the forgoing and subject to the qualifications set forth herein, we are of the opinion that:

            1. Each of the Agreement and the Registration Rights Agreement constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except to the extent that rights to indemnification and contribution thereunder may be limited by federal or state securities laws or public policy relating thereto.

            2. No consent, approval, waiver, license or authorization or other action by or filing with any federal or New York governmental authority is required in connection with the execution and delivery by the Company of the Agreement and the Registration Rights Agreement or the consummation by the Company of the transactions contemplated thereby, except for filings under the HSR Act, filings under the Exchange Act which have been made, those required to be obtained by Hexcel and any required by the Act.

            The opinions herein are limited to the federal law of the United States (other than the Act) and the law of the State of New York and we express no opinion as to the effect on the matters covered by this opinion of the laws of any other jurisdiction.

            This opinion is rendered solely for your benefit in connection with the transactions described above. This opinion may not be used or relied upon by any other person and may not be disclosed, quoted, filed with a governmental agency or otherwise referred to without our prior written consent.

                                                      Very truly yours,

                                                                      EXHIBIT V

- - -------------------------------------------------------------------------------

                         REGISTRATION RIGHTS AGREEMENT

                         DATED AS OF _______ __, 1994

                                    BETWEEN

                              HEXCEL CORPORATION

                                      AND

                            MUTUAL SERIES FUND INC.
- - -------------------------------------------------------------------------------

                              TABLE OF CONTENTS

                                                                           PAGE

                                   ARTICLE I

                                  DEFINITIONS..............................  1
      Section 1.1.  Definitions............................................  1

                                  ARTICLE II

                              REGISTRATION RIGHTS..........................  3
      Section 2.1.  Registration upon Request..............................  3
      Section 2.2.  Piggyback Registration.................................  4
      Section 2.3.  Registration Procedures................................  7
      Section 2.4.  Preparation; Reasonable Investigation.................. 16
      Section 2.5.  Indemnification........................................ 16
      Section 2.6.  Contribution........................................... 20
      Section 2.7.  Nominees of Beneficial Owners.......................... 21
      Section 2.8.  Restrictions on Sale of Securities by the
                      Company and Others................................... 22

                                  ARTICLE III

                                OTHER TRANSFERS............................ 22
      Section 3.1.  Removal of Restrictive Legends......................... 22

                                  ARTICLE IV

                                 MISCELLANEOUS............................. 23
      Section 4.1.  Effectiveness.......................................... 23
      Section 4.2.  Submission to Jurisdiction; Consent to
                      Service of Process................................... 23
      Section 4.3.  Specific Enforcement; Other Remedies................... 23
      Section 4.4.  Severability........................................... 24
      Section 4.5.  Notices................................................ 24
      Section 4.6.  Entire Agreement....................................... 25
      Section 4.7.  Amendments............................................. 25
      Section 4.8.  Descriptive Headings; References....................... 25
      Section 4.9.  Governing Law.......................................... 25
      section 4.10  Successors and Assigns................................. 25

                      REGISTRATION RIGHTS AGREEMENT


            REGISTRATION RIGHTS AGREEMENT dated as of ____ __, 1994 (the "Agreement") between HEXCEL CORPORATION, a Delaware corporation (the "Company"), and MUTUAL SERIES FUND INC., a Maryland corporation ("Mutual").

                         W I T N E S S E T H:

            WHEREAS, the Company and Mutual have entered into a Stock Subscription and Standby Purchase Agreement dated July __, 1994 (the "Subscription Agreement"), pursuant to which, upon the terms and subject to the conditions set forth therein, the Company issued and sold, and Mutual has subscribed for and purchased, shares of the Company's common stock; and

            WHEREAS, to induce Mutual to enter into the Subscription Agreement, the Company has agreed to provide the registration rights set forth in this Agreement;

            NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:


                               ARTICLE I

                              DEFINITIONS


            Section 1.1. DEFINITIONS. (a) Unless otherwise defined herein, capitalized terms used herein have the meanings set forth in the Subscription Agreement.

            (b) "Registration Expenses" means all out-of-pocket expenses incident to the Company's performance of, or compliance with, Article II hereof, including, without limitation, all registration and filing fees (including filing fees with respect to the SEC and the National Association of Securities Dealers, Inc.), all fees and expenses of qualifying under or complying with securities or "blue sky" laws in United States jurisdictions (including fees and disbursements of underwriters' counsel in connection with "blue sky" qualifications, including any memorandum or survey with respect thereto) and determination of the Registrable Securities eligibility for investment under the laws of the jurisdictions designated by the managing underwriter or underwriters, all listing fees, all printing expenses, all messenger, telephone and delivery expenses, all registrars' and transfer agents' fees, the fees and disbursements of counsel for the Company, of its independent public accountants, including the expenses of any audits and/or 'cold comfort' letters required by or incident to such performance and compliance, and of other Persons retained by the Company and any fees and disbursements of underwriters customarily paid by issuers of securities but excluding (x) fees and disbursements of separate counsel to any seller of Registrable Securities, and (y) discounts, commissions or fees of underwriters, selling brokers, dealer managers, sales agents or similar securities industry professionals relating to the distribution of Registrable Securities and applicable transfer taxes, if any, which shall be borne by the sellers of the Registrable Securities being registered in all cases.

            (c) "Registrable Securities" means (i) any and all shares of New Common Stock ("Shares") received by Mutual on the First Closing Date and the Second Closing Date and (ii) any other securities issued or issuable with respect to any Shares by way of a stock dividend or stock split or in connection with a combination, exchange, reorganization, recapitalization or reclassification of the Company's securities or pursuant to a merger, consolidation or other similar business combination involving the Company. As to any particular Registrable Securities, such securities shall cease to constitute Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have been declared effective under the Securities Act and such securities shall have been disposed of in accordance with a method of disposition contemplated by the registration statement, (ii) such securities shall have been sold in satisfaction of all applicable conditions to the resale provisions of Rule 144 under the Securities Act (or any successor provision thereto), (iii) such securities shall have been transferred, new certificates evidencing such securities without legends restricting further transfer shall have been delivered by the Company, and subsequent public distribution of such securities shall neither require registration under the Securities Act nor qualification (or any similar filing) under any state securities or "blue sky" law then in effect, or (iv) such securities shall have ceased to be outstanding.


                               ARTICLE II

                          REGISTRATION RIGHTS


            Section 2.1. REGISTRATION UPON REQUEST. (a)Subject to the provisions of this Section 2.1, at any time during the period commencing on the First Closing Date and ending on the earlier of (x) the fifth anniversary of the Second Closing Date and (y) the first date on which there are no Registrable Securities (the "Demand Registration Period"), upon the written request of Mutual requesting that the Company effect the registration under the Securities Act of Registrable Securities representing (i) the greater of (A) at least 20% of the then outstanding Registrable Securities or (B) at least 10% of the Registrable Securities outstanding on the Second Closing Date or (ii) all of the Registrable Securities then held by Mutual, and specifying the intended method or methods of disposition of such Registrable Securities, the Company shall use its best efforts to effect the registration of such Registrable Securities under the Securities Act, as soon as possible, for the disposition (in accordance with such intended method or methods) of the Registrable Securities so to be registered (any such registration is hereinafter referred to as a "Demand Registration").

            (b) The Company shall be required to effect only three Demand Registrations; PROVIDED, HOWEVER, that in the event Mutual acquires shares of New Common Stock on the Second Closing Date for an aggregate purchase price of at least (i) $7,000,000, if Class 9 under the Plan accepts the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code or (ii) $5,000,000, if Class 9 under the Plan does not accept the Plan in accordance with the provisions of section 1126 of the Bankruptcy Code, the Company shall be required to effect an additional two Demand Registrations.

            (c) The Company shall not be deemed to have effected a Demand Registration pursuant to this Section 2.1 unless the registration statement in respect thereof is declared effective under the Securities Act; PROVIDED, HOWEVER, that a Demand Registration shall be deemed to have been effected by the Company if the registration does not become effective after the Company has filed a registration statement with respect thereto solely due to the refusal of Mutual to proceed.

            (d) If the Company shall have previously effected a Demand Registration pursuant to this Section 2.1, or if any Registrable Securities of Mutual are registered in a Piggyback Registration (as hereinafter defined) pursuant to Section 2.2 hereof, the Company shall not be required to effect a subsequent Demand Registration until a period of at least 180 days shall have elapsed from the effective date of the registration statement used in connection with such previous registration statement.

            (e) The Company shall pay all Registration Expenses in connection with the registration of Registrable Securities pursuant to this Section 2.1.

            Section 2.2. PIGGYBACK REGISTRATION. (a) If the Company at any time prior to the expiration of the Demand Registration Period proposes to register or, upon receipt of Mutual's request for a Demand Registration the Company desires to register, any of its equity securities under the Securities Act (other than a registration on Form S-4 or S-8 or the equivalent thereof) to be offered for cash or cash equivalents in a managed public offering, it shall each such time give prompt written notice to each holder of Registrable Securities who has agreed to be bound by this Agreement, as provided in Section 4.10, of its intention to do so, describing such securities and specifying the form and manner and the other relevant facts involved in such proposed registration (including, without limitation, the identity of the managing underwriter and whether such offering will be pursuant to a "best efforts" or "firm commitment" underwriting). Upon the written request of any such holder delivered to the Company within 20 days after such notice shall have been given to such holder (which request shall specify the Registrable Securities intended to be disposed of by such holder and the intended method of disposition thereof), the Company shall use its best efforts to effect the registration under the Securities Act, as expeditiously as is reasonable, of all Registrable Securities that the Company has been so requested to register by such holder (in accordance with the intended methods of distribution thereof as aforesaid) (such registration being hereafter referred to as a "Piggyback Registration"); PROVIDED, HOWEVER, that:

                         (i) (A) if, at any time after giving such written notice of its intention to register any of such securities and prior to the effective date of the registration statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to register or to delay the registration of such securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities requesting inclusion of Registrable Securities in such registration, and (x) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such Piggyback Registration (but not from its obligation to pay the Registration Expenses in connection therewith to the extent provided in Section 2.2(b)), without prejudice, however, to the right of Mutual to request that such registration be effected as a Demand Registration under and pursuant to all of the terms and conditions of Section 2.1, and (y) in the case of a determination to delay registering, the Company shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities, or (B) in the event that the registration statement has been declared effective and the Company determines that a Disadvantageous Condition (as hereinafter defined) exists, upon the delivery of written notice to each such holder, the Company shall, subject to discontinuance of sales of all other securities covered by such registration statement, be entitled to suspend the effectiveness of such statement or, without suspending such effectiveness, to request that each such holder forthwith discontinue the disposition of such Registrable Securities and each such holder agrees that it will discontinue the disposition of such Registrable Securities pursuant to such registration statement and thereupon the Company shall be relieved of its obligation under this Section 2.2 with respect to such registration (but not from its obligation to pay the Registration Expenses in connection therewith to the extent provided in Section 2.2(b)), without prejudice, however, to the rights of Mutual to request that such registration be effected as a Demand Registration under and pursuant to all of the terms and conditions of Section 2.1;

                        (ii) if the managing underwriter of such proposed Piggyback Registration offering shall advise the Company in writing that, in the judgment of such managing underwriter, the inclusion in any registration statement pursuant to this Section 2.2 of some or all of the Registrable Securities sought to be registered by Persons other than the Company creates a substantial risk that the proceeds or price per unit the Company or Persons other than the Company will derive from such registration will be reduced and/or that the number of securities to be registered (including those sought to be registered at the instance of the Company and any other party entitled to participate in such registration) is too large a number to be reasonably sold, or the managing underwriter of such underwritten offering shall inform the Company in writing of its opinion that the number of securities requested to be included in such registration would materially affect its ability to effect such offering (such opinion to state the reasons therefor and the approximate number of securities which may be included in such offering without such effect), the Company will include in such registration to the extent of the number which the Company is so advised can be sold in such offering the number of securities sought to be registered by each seller (which term shall include the Company and Mutual and any other holder of securities included in such registration) (A) FIRST, the securities the Company proposes to sell, (B) SECOND, the Registrable Securities held by Mutual requested to be included in such registration, (C) THIRD, the Registrable Securities held by other holders of Registrable Securities requested to be included in such registration, PRO RATA, based on the respective holdings of Registrable Securities requested to be included in such registration by such other holders (D) FOURTH the securities proposed to be sold by any other holder;

                       (iii) if the managing underwriter of such proposed Piggyback Registration offering shall advise the Company in writing that, in the judgment of such managing underwriter, the inclusion of any Registrable Securities in such offering of a type, class or series, as the case may be, different from that of the securities originally intended to be included in such offering would adversely affect the success of the offering of such securities originally intended to be so included, then the Company shall promptly advise Mutual thereof and may require, by written notice to Mutual accompanying such advice, that such different Registrable Securities be excluded from such offering to the extent the inclusion thereof could adversely affect such offering; and

                        (iv) the Company shall not be obligated to effect any registration of Registrable Securities under this Section 2.2 that is incidental to the registration of any of its securities in connection with any merger, acquisition, exchange offer, dividend reinvestment plan or stock option or other employee or non-employee director benefit plan or consultant benefit plan (regardless of whether or not on Form S-4 or S-8).

            (b) The Company shall pay all Registration Expenses in connection with the registration of Registrable Securities pursuant to this Section 2.2.

            Section 2.3. REGISTRATION PROCEDURES. (a) If and whenever the Company is required to use its best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 2.1 and 2.2, the Company shall, subject to the limitations otherwise provided in this agreement, as expeditiously as is reasonable:

                         (i) prepare and file with the SEC on any appropriate form a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective; PROVIDED, HOWEVER, that before filing a registration statement or prospectus or any amendments or supplements thereto, including documents incorporated by reference after the initial filing of any registration statement, the Company will furnish to counsel selected by Mutual and the underwriters copies of all such documents proposed to be filed sufficiently in advance of filing to provide them with a reasonable opportunity to review such documents and comment thereon;

                        (ii) prepare and file with the SEC such amendments (including post-effective amendments) and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities and other securities covered by such registration statement until the earlier of (A) such time as all such Registrable Securities and other securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and (B) (x) in the case of any Demand Registrations and Piggyback Registrations, the expiration of 90 days from the date such registration statement first becomes effective (unless the Registrable Securities registered thereunder have been sold or disposed of prior to the expiration of such 90-day period) (exclusive of any period during which Mutual was prohibited from disposition of Registrable Securities by reason of the occurrence of any event described in Sections 2.3(e)(iv), (v) or (vii) (to the extent that the occurrence of any such events shall have interfered with the distribution) or any period during which the prospectus included therein shall not meet the requirements of Section 10 of the Securities Act);

                       (iii) furnish to each seller and to any underwriter of such Registrable Securities such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, such documents incorporated by reference in such registration statement or prospectus, and such other documents, as such seller or underwriter may reasonably request in order to facilitate the sale or disposition of such Registrable Securities;

                        (iv) use its best efforts to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions in the United States as each seller or any underwriter shall reasonably request, and do any and all other acts and things that may be necessary to enable such seller or any underwriter to consummate the disposition in such jurisdictions of its Registrable Securities covered by such registration statement, except that the

      Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, or subject itself to taxation in respect of doing business in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

                         (v) cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities in the United States as may be necessary to enable each seller or any underwriter to consummate the disposition of such Registrable Securities;

                        (vi) furnish to each seller of Registrable Securities a signed counterpart, addressed to such seller and the underwriters of (1) an opinion of counsel for the Company, dated the date of the closing under the underwriting agreement, and (2) a "cold comfort" letter signed by the independent public accountants who have issued a report on the Company's financial statements included in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuers' counsel and in accountants' letters delivered to underwriters in underwritten public offerings of securities;

                       (vii) promptly notify each seller of Registrable Securities, their counsel and the managing underwriters, if any, and (if requested by any such Person) confirm such notice in writing, (A) when a prospectus or any prospectus supplement or post-effective amendment relating to such registration statement has been filed and, with respect to a registration statement referred to in Section 2.1 or 2.2 or any post-effective amendment, when the same has become effective, (B) of any request by the SEC for amendments or supplements to a registration statement referred to in Section 2.1 or 2.2 or related prospectus or for additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of a registration statement referred to in
      Section 2.1 or 2.2 or the initiation of any proceedings for that purpose,
      (D) if at any time the representations and warranties of the Company contained in agreements contemplated by Section 2.3(c) cease to be true and correct and (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

                      (viii) in the event of the issuance of a stop order suspending the effectiveness of a registration statement referred to in
      Section 2.1 or 2.2 or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction, make reasonable efforts to obtain the withdrawal of such stop order or the lifting of such suspension as soon as reasonably practicable;

                        (ix) immediately notify each seller of Registrable Securities covered by such registration statement, their counsel and the managing underwriters at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement (or deemed to be included in such registration statement if the registration statement, at the time it is declared effective, omits certain information pursuant to Rule 430A of the Securities Act), as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing or if it is necessary to amend or supplement such prospectus to comply with law, and at the request of any such seller and any underwriter prepare and furnish to such seller and the underwriters a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and shall otherwise comply in all material respects with law and so that such prospectus, as amended or supplemented, shall comply with law;

                         (x) comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, but not later than 50 days after the close of the period covered thereby (105 days in the case when the period covered corresponds to a fiscal year of the Company), earnings statements of the Company (satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 as promulgated thereunder), covering a period of 12 months beginning after the effective date of the registration statement (but beginning not later than the first day of the Company's fiscal quarter next following such effective date);

                        (xi) use its best efforts to cause all Registrable Securities covered by such registration statement as are of the same class as a class then listed on such exchange to be listed on a national securities exchange or approved for trading in the National Market System if such Registrable Securities are not already so listed or so approved and on each securities exchange on which similar securities issued by the Company are then listed, if the listing of such Registrable Securities is then permitted under the rules of such exchange;


                       (xii) provide a transfer agent and registrar for all such Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

                      (xiii) issue to any underwriter to which any seller may sell such Registrable Securities in connection with any such registration (and to any direct or indirect transferee of any such underwriter) certificates representing such Registrable Securities without the legends described in Section 10.4 of the Subscription Agreement.

            Upon the Company's request, each seller of Registrable Securities as to which any registration is being effected shall promptly furnish the Company with such information regarding such seller and the distribution of such securities as the Company may reasonably request in writing and as shall be required by law or by the SEC in connection therewith.

            Mutual shall have the right to require the insertion of language in the registration statement covering such Registrable Securities as Mutual desires to sell, in form and substance satisfactory to Mutual, to the effect that the holding by Mutual of such securities is not to be construed as a recommendation by Mutual of the investment quality of the Company's securities covered thereby, or in the event that such reference to Mutual by name or otherwise is not required by the Securities Act or any similar Federal statute then in force or by any regulations thereunder, or by the SEC or any "blue sky" laws, or any regulations thereunder, for any jurisdiction in which such securities are offered, the deletion of the reference to Mutual.

            (b) In the event that, (A) the Board of Directors of the Company, or an appropriate committee thereof, determines, in its good faith judgment, that the registration of Registrable Securities pursuant to Section 2.1 (x) would interfere in a material respect with any pending or anticipated material merger, acquisition or divestiture involving the Company or either Material Subsidiary or (y) would materially and adversely impact any material financing activity or (B) if 66-2/3% of the directors present at a duly convened meeting of the Board of Directors at which a quorum is present determines that, in its good faith judgment, the registration of Registrable Securities would require the disclosure of material information which the Company has a bona fide and significant business purpose for preserving as confidential, or (C) if financial statements required to be included or incorporated in the registration statement have not been prepared or are not otherwise available at the time (each event referred to in clause (A), (B) or (C) of this Section 2.3(b) being a "Disadvantageous Condition"), then, notwithstanding any other provision of this
Article II, upon the giving of a written notice (a "Delay Notice") to such effect to each such seller, the Company (1) in the event that the registration statement has been filed, but has not yet been declared effective, shall be entitled to cause such registration statement to be withdrawn and shall be entitled not to file a substitute registration statement, or (2) in the event that the registration statement has been declared effective, shall be entitled to suspend the effectiveness of such statement or, without suspending such effectiveness, to request that the sellers of Registrable Securities forthwith discontinue the disposition of such Registrable Securities or (3) in the event no registration statement has yet been filed, shall be entitled not to file any such registration statement, until, in the case of each of (1), (2) and (3) above, the earlier of (the "Resumption Date") (i) the expiration of a 90-day period from the date the Delay Notice was given or (ii) the date on which (w) the Company next files with the SEC a report or makes any other public disclosure of the information referred to in clause (B) of this Section 2.4(b) or otherwise determines that there is no bona fide business purpose for keeping such information confidential, (x) the Board of Directors determines that the Disadvantageous Condition referred to in clause (A) of this Section 2.3(b) no longer exists, or
(y) the financial statements referred to in clause (C) of this Section 2.4(b) have been prepared or are otherwise available. Promptly following the Resumption Date, the Company shall deliver a notice (a "Resumption Notice") to each seller of Registrable Securities to be included in such registration statement stating that such public disclosure or determination has been made or such financial statements have been prepared or are available, as the case may be. If a registration statement was withdrawn or was not filed, the Company shall use its best efforts to effect the registration under the Securities Act, as soon as possible after the date the Resumption Notice was given, of the Registrable Securities included or to be included in such registration statement, unless Mutual by written notice (the "Discontinuance Notice") to the Company requests that the Company not effect such registration. If a registration statement was declared effective and either (i) the period between the Delay Notice and the Resumption Date exceeds 60 days, or (ii) Mutual determines in good faith that there has been an adverse change in market conditions for the Registrable Securities between the Delay Notice and the Resumption Date, then Mutual may, by delivery of a Discontinuance Notice, request the Company to withdraw such registration statement and such registration statement shall not be deemed to have been effected by the Company for the purposes of Section 2.1 hereof. If a registration statement was declared effective and is not withdrawn pursuant to a Discontinuance Notice or otherwise, the Company shall furnish, as promptly as reasonably practicable after the date the Resumption Notice was given, to each seller of such Registrable Securities such number of copies of the prospectus included in such registration statement (including any amendments or supplements thereto), which prospectus (as amended or supplemented) shall be in conformity with the requirements of the Securities Act, as such seller may reasonably request in order to facilitate the sale or disposition of such Registrable Securities.

            (c) If requested by the underwriters for any offering of Registrable Securities pursuant to a registration requested under Section 2.1 or 2.2, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to contain such representations and warranties by the Company and such other terms and conditions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, indemnities and contribution to the effect and to the extent provided in Section 2.5 and the provision of opinions of counsel and accountants' letters to the effect and to the extent provided in Section 2.3(a)(vi) and, in the case of a registration under Section
2.1 or 2.2, to be reasonably satisfactory in form, to the extent then customary in registration right agreements, and substance to Mutual. In the case of a registration under Section 2.1 or 2.2 the sellers shall be a party to any such underwriting agreement and the representations and warranties by, and other agreements on the part of, the Company to and for the benefit of the underwriters also shall be made to and for the benefit of the sellers.

            (d) In the event of any underwritten offering under a registration pursuant to Section 2.1 or 2.2, Mutual agrees, if so required by the managing underwriters and to the extent timely notified in writing by the Company or by the managing underwriter or underwriters, not to effect any public sale or distribution (including any sale pursuant to Rule 144 under the Securities Act) of Registrable Securities or securities convertible into, or exchangeable or exercisable for, any Registrable Securities (other than as part of such offering) within seven days prior to the effective date of the registration statement with respect to such offering and 150 days after the effective date of such registration statement.

            (e)   Each seller of Registrable Securities will:

                         (i) execute a power of attorney appointing one or more attorneys designated by the sellers of the majority of the Registrable Securities included in the registration statement, which attorney shall be authorized, on customary terms, to execute any agreement (including in an underwritten offering an underwriting agreement in customary form) on behalf of each such seller and to otherwise act for such seller in connection with the offering of Registrable Securities;

                        (ii) enter into any agreement (including in an underwritten offering an underwriting agreement in customary form, it being understood that, if in the Company's reasonable judgement representations and warranties by such sellers are necessary, such agreement may contain such representations and warranties by such sellers as are customarily contained in underwriting agreements with respect to secondary distributions) with the Company, the other sellers of Registrable Securities and the underwriters;

                       (iii) execute and complete all questionnaires and other documents required by such power of attorney or such agreement to be executed by such seller;

                        (iv) upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.3(a)(ix), forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement covering such Registrable Securities until each such seller's receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.3(a)(ix) and, if so directed by the Company, each such seller shall deliver to the Company all copies, other than permanent file copies then in each such seller's possession, of the prospectus then covering such Registrable Securities current at the time of receipt of such notice, and, in the event no registration statement has yet been filed, all drafts of the prospectus covering such Registrable Securities. In the event the Company shall give any such notice, the periods mentioned in Section 2.3(a)(ii)(B) shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of any Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 2.3(a)(ix);

                         (v) upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.3(a)(vii)(C), forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement covering such Registrable Securities until the stop order suspending the effectiveness of a registration statement referred to in Section 2.1 or 2.2 has been withdrawn and, if so directed by the Company, deliver to the Company all copies, other than permanent file copies then in each such seller's possession, of the prospectus then covering such Registrable Securities current at the time of receipt of such notice;

                        (vi) upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.3(a)(vii)(E), forthwith discontinue disposition of the Registrable Securities pursuant to the registration statement covering such Registrable Securities in the jurisdiction in which qualification of the Registrable Securities for sale in any jurisdiction has been suspended, until the lifting of such suspension; and

                       (vii) upon receipt of a Delay Notice with respect to sales of Registrable Securities pursuant to a registration statement that has become effective, discontinue disposition of such Registrable Securities until such seller receives a Resumption Notice, or a new registration statement with respect thereto has become effective.

            Section 2.4. PREPARATION; REASONABLE INVESTIGATION. In connection with the preparation and filing of each registration statement registering Registrable Securities under the Securities Act, the Company shall give Mutual and its underwriters, if any, and their respective counsel and accountants, subject to being bound by a customary confidentiality agreement, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto and include therein material, furnished to the Company in writing, which in the judgment of Mutual, subject to the consent of the Company (which shall not be unreasonably withheld), should be included, and shall give Mutual and its counsel and accountants such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have issued a report on its financial statements as shall be necessary, in the reasonable opinion of Mutual and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

            Section 2.5. INDEMNIFICATION. (a) In the event of any registration of any securities of the Company under the Securities Act pursuant to Section 2.1 or 2.2, the Company shall, and it hereby does, indemnify and hold harmless, to the extent permitted by law, the seller of any Registrable Securities covered by such registration statement, its directors, officers or general and limited partners, Affiliates (as so defined in the Securities Act) or agents (and directors, officers and agents thereof), each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such seller or any such underwriter within the meaning of the Securities Act, as follows:

                         (i) against any and all loss, liability, claim, damage or expense whatsoever, joint or several, as incurred, arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such securities are registered (or any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of an untrue statement or alleged untrue statement of a material fact contained in any preliminary, final or summary prospectus (or any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                        (ii) against any and all loss, liability, claim, damage and expense whatsoever, joint or several, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company, which consent shall not be unreasonably withheld or delayed; and

                       (iii) against any and all expense, as incurred (including reasonable fees and disbursements of counsel), joint or several, reasonably incurred by them in connection with investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under Section 2.5(a)(i) or Section 2.5(a)(ii);

PROVIDED, HOWEVER, that this indemnity does not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by such underwriter or seller of Registrable Securities expressly for use in the preparation of any registration statement (or any amendment thereto) or any preliminary prospectus or prospectus (or any amendment or supplement thereto); and PROVIDED, FURTHER, that the Company shall not be liable to (i) any Person who participates as an underwriter in the offering or sale of Registrable Securities or any other Person, if any, who controls such underwriter within the meaning of the Securities Act or (ii) any seller of Registrable Securities, under the indemnity agreement in this Section 2.5(a), with respect to any preliminary prospectus or the final prospectus as amended or supplemented, as the case may be, to the extent that any such loss, claim, damage or liability of such underwriter or controlling Person, or seller of Registrable Securities, results from the fact that such underwriter or such seller sold Registrable Securities to a Person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final prospectus or of the final prospectus as then amended or supplemented, whichever is most recent, if the Company has previously furnished copies thereof to such underwriter or seller. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer, general or limited partner, underwriter or controlling person and shall survive the transfer of such securities by such seller.

            (b) The Company may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to Section
2.1 or 2.2, that the Company shall have received an undertaking reasonably satisfactory to it from each prospective seller of such Registrable Securities and any underwriter of such Registrable Securities to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.5(a)) the Company and its directors, officers and controlling persons, and all other prospective sellers and their respective directors, officers, general and limited partners, managing directors, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such seller or underwriter specifically stating that it is for use in the preparation of such registration statement, preliminary, final or summary prospectus or amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company, any prospective seller, or any underwriter, as the case may be, or any of their respective directors, officers, controlling Persons, general or limited partners or managing directors and shall survive the transfer of such securities by such seller or underwriter. In no event shall the liability of any seller of Registrable Securities hereunder be greater in amount than the dollar amount of the gross proceeds received by such seller upon the sale of the Registrable Securities giving rise to such indemnification obligation.

            (c) Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding (including any governmental investigation) involving a claim within the scope of Section 2.5(a) or (b), such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action or proceeding; PROVIDED, HOWEVER, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of any liability which it may have under this Section 2.5 except to the extent it has been prejudiced in a material respect or from any liability it may have otherwise than on account of this indemnity agreement. In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and to the extent it may select by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such action,
(ii) the indemnifying party shall not have employed counsel to take charge of the defense of such action within a reasonable time after notice of commencement of the action, or (iii) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying party. Anything in this Section 2.5 to the contrary notwithstanding, the indemnifying party shall not be liable for any settlement of any claim or action effected without its written consent; PROVIDED, HOWEVER, that such consent was not unreasonably withheld.

            (d) The Company and each seller of Registrable Securities shall provide for the foregoing indemnity (with appropriate modifications) in any underwriting agreement with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act.

            Section 2.6. CONTRIBUTION. To provide for just and equitable contribution in circumstances under which the indemnity contemplated by Section
2.5 is for any reason unavailable to, or insufficient to hold harmless, an indemnified party although applicable in accordance with its terms, the Company, the sellers of Registrable Securities and any underwriters shall contribute to the aggregate losses, liabilities, claims, damages and expenses, of the nature contemplated by such indemnity agreement, incurred by the Company, any seller of Registrable Securities and one or more of the underwriters, except to the extent that contribution is not permitted under
Section 11(f) of the Securities Act. In determining the amount of contribution to which the respective parties shall be entitled, there shall be considered the relative benefits received by each party from the offering of the Registrable Securities (taking into account the portion of the proceeds of the offering realized by each), the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission and any other equitable considerations appropriate under the circumstances. The Company and each seller of Registrable Securities shall agree with each other and the underwriters of the Registrable Securities, if requested by such underwriters, that it would not be equitable if the amount of such contribution were determined by pro rata or per capita allocation (even if the underwriters were treated as one entity for such purpose) or for the underwriters' portion of such contribution to exceed the percentage that the underwriting discount bears to the offering price of the Registrable Securities. Notwithstanding the foregoing, the liability of any seller of Registrable Securities for contribution shall not be greater in amount than the difference between the dollar amount of the gross proceeds received by such seller upon the sale of the Registrable Securities giving rise to such contribution obligation and all amounts previously contributed by such seller with respect to such losses, liabilities, claims, damages and expenses. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. For purposes of this Section 2.6 each person, if any, who controls an underwriter within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as such underwriter, and each director and each officer of the Company who signed the registration statement, and each person, if any, who controls the Company or a seller of Registrable Securities within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as the Company or a seller of Registrable Securities, as the case may be.

            Section 2.7. NOMINEES OF BENEFICIAL OWNERS. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election, be treated as the seller for purposes of any request or other action by a seller pursuant to this Agreement. If the beneficial owner of any Registrable Securities so elects to be treated as the seller, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

            Section 2.8. RESTRICTIONS ON SALE OF SECURITIES BY THE COMPANY AND OTHERS. The Company agrees not to effect any public or private offer, sale or distribution of any class or series of its capital stock or of any of its debt securities, including a sale pursuant to Regulation D under the Securities Act, during the 10-day period prior to, and during the 90-day period beginning on the effectiveness of any Registration Statement filed under Section 2.1 hereof to the extent timely notified in writing by Mutual or by the managing underwriter or underwriters (except as part of such registration, if permitted, or pursuant to registrations on Forms S-4 or S-8 or any successor form to such forms, any employee stock option plan, stock ownership plan, stock bonus plan, stock compensation plan or dividend reinvestment plan of the Company in effect at the date of execution of any underwriting agreement with respect to such underwritten registration, and except that the Company may issue any capital stock issuable upon the conversion of securities or the exercise of warrants outstanding at the date of such underwriting agreement).


                               ARTICLE III

                             OTHER TRANSFERS


            Section 3.1. REMOVAL OF RESTRICTIVE LEGENDS. The Company agrees to take such action as any seller of a Registrable Security may reasonably request, all to the extent required from time to time to enable such seller of a Registrable Security to sell such security without registration under the Securities Act within the limitations of the exemptions provided by Rule 144 or any similar rule or regulation adopted by the SEC, including, without limitation, issuing certificates representing such Registrable Securities without the legends described in Section 10.4 of the Subscription Agreement.

                              ARTICLE IV

                             MISCELLANEOUS


            Section 4.1. EFFECTIVENESS. This Agreement shall become effective upon execution by each of the parties hereto.

            Section 4.2. SUBMISSION TO JURISDICTION; CONSENT TO SERVICE OF PROCESS.

            (a) The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

            (b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 4.5 hereto.

            Section 4.3.  SPECIFIC ENFORCEMENT; OTHER REMEDIES.

            (a) Each party hereto acknowledges and agrees that this Agreement is an integral part of the transactions contemplated in the Subscription Agreement and that the other party hereto would be irreparably damaged in the event that any of the provisions of this Agreement were not performed by such party hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically its terms and provisions in any court of the United States or of any state or territory within the United States having jurisdiction over such party; but such nonperformance or breach shall not entitle the non-breaching party to terminate this Agreement. This remedy is in addition to any other remedy to which each party may be entitled at law or equity.

            (b) The parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or equitable relief.

            Section 4.4. SEVERABILITY. If any term, provisions covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

            Section 4.5. NOTICES. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, telecopied or three days after being mailed by registered mail, return receipt requested, to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

            If to Hexcel, to:

                  Hexcel Corporation
                  5794 W. Las Positas Boulevard
                  Pleasanton, California  94578
                  Attention:  Rodney P. Jenks, Esq.
                  Facsimile:  (510) 734-8611

            With a copy to:

                  Kronish, Lieb, Weiner & Hellman
                  1114 Avenue of the Americas
                  New York, New York  10036
                  Attention:  Chet F. Lipton, Esq.
                  Facsimile:  (212) 479-6275

            If to Mutual, to:

                  Mutual Series Fund, Inc.
                  51 John F. Kennedy Parkway
                  Short Hills, New Jersey  07078
                  Attention:  Peter Langerman
                  Facsimile:  (201) 912-0147

            With a copy to:

                  Weil, Gotshal & Manges
                  767 Fifth Avenue
                  New York, New York  10153
                  Attention:  Ronald F. Daitz, Esq.
                  Facsimile:  (212) 310-8007

All notices are effective upon receipt or upon refusal if properly delivered.

The names and addresses may be changed by written notice to each person listed above.

            Section 4.6. ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties with respect to the transactions contemplated hereby. This agreement supersedes all prior agreements and understandings among any of the parties hereto with respect to its subject matter.

            Section 4.7. AMENDMENTS. This Agreement may be amended only by written agreement of the Company and Mutual.

            Section 4.8. DESCRIPTIVE HEADINGS; REFERENCES. The descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement. References herein to any Section are to such Section contained in this Agreement.

            Section 4.9. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflict of laws thereunder.

            Section 4.10. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of each party, PROVIDED, HOWEVER, that the Company may not assign its obligations hereunder. Subsequent holders of

Registrable Securities shall be entitled to the benefits of Section 2.2 to the extent provided therein and, at such time as Mutual does not beneficially own any Registrable Securities, the holders of a majority of Registrable Securities shall be entitled to exercise and to have the benefit of Mutual's rights under this Agreement PROVIDED that, in each case, each such subsequent holder agrees to be bound by the terms hereof and provides a copy of such agreement to the Company. Notwithstanding anything to the contrary in this Agreement, the Company shall have no obligation to furnish information or provide notices to any seller of Registrable Securities (other than Mutual) unless the Company shall have received a copy of such agreement from such seller.

            IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                    HEXCEL CORPORATION



                                    By:___________________________
                                       Name:
                                       Title:


                                    MUTUAL SERIES FUND, INC.



                                    By:___________________________
                                       Name:
                                       Title:

                                                                     EXHIBIT VI



Summary of Terms of John Lee's Proposed Interim Employment Agreement with Hexcel for the Period from September 1, 1994 through the Effective Date of the Plan of Reorganization


            1. TITLE. Lee will be the Chairman of the Board of Directors and the Chief Executive Officer.

            2. DUTIES. Lee will have the same duties as under his existing employment agreement.

            3.    COMPENSATION.  Base salary of $400,000 per year.

            4. BENEFITS. Lee will be entitled to all insurance and other benefits and perquisites generally available to senior executives of Hexcel and will be entitled to participate in all retirement and other benefit plans generally available to all senior executives and other employees of Hexcel, including an executive deferred compensation agreement of the type described in the Disclosure Statement.

            5. REIMBURSEMENT. Lee will be entitled to reimbursement for reasonable expenses incurred in the performance of his duties.

            6. INDEMNIFICATION. Lee will be entitled to be indemnified by Hexcel to the fullest extent permitted by law.

            7. OFFICE. Hexcel will provide Lee with suitable executive office space in the greater New York metropolitan area.

Summary of Terms of John Lee's Proposed Employment Agreement with Hexcel upon Confirmation of Plan of Reorganization


            1. TITLE. Lee will be the Chairman of the Board of Directors and the Chief Executive Officer. Upon Lee's hiring a new chief executive officer approved by the Board, Lee will continue only as Chairman of the Board of Directors and his base salary will be adjusted by mutual agreement of Lee and Hexcel at that time.

            2. TERM. Three years, with automatic renewal for additional one-year terms unless either Hexcel or Lee notifies the other at least 90 days prior to expiration of the term that the agreement will not be renewed.

            3. DUTIES. Lee will be responsible for strategic planning, including major corporate finance decisions and major corporate transactions; reorganization of the corporation and the senior management; and recruiting and hiring a new chief executive officer. Prior to the time that the new chief executive officer is in place, Lee will also serve as and have the duties of the chief executive officer of Hexcel. Lee's service to Hexcel will constitute his principal business activity, although Lee will expressly be permitted to have other business activities.

            4. COMPENSATION. (i) Base salary of $400,000 per year; (ii) annual bonus based on Lee's participation in the new incentive bonus plan.

            5. OPTIONS. No later than December 31, 1994, Hexcel will award Lee stock options to purchase up to 2% of Hexcel's issued and outstanding stock (based on the shares outstanding upon consummation of the Plan) at an exercise price per share equal to the exercise price for the Rights distributed to existing stockholders of Hexcel pursuant to the Plan. These options will be exercisable for a period of five years from the date of grant. One-third of the options will vest on each of the first, second and third anniversaries of the date of grant.

            6. BENEFITS. Lee will be entitled to all insurance and other benefits and perquisites generally available to senior executives of Hexcel and will be entitled to participate in all retirement and other benefit plans generally available to all senior executives and other employees of Hexcel, including an executive deferred compensation agreement. For purposes of the computation of Lee's retirement benefits under his executive deferred compensation agreement, in addition to the salary and bonuses Lee will earn from Hexcel after the execution of his agreement, Lee will be deemed to have been an executive employee of Hexcel for 15 years at an annual compensation equal to his 1995 salary and bonus from Hexcel.


            7. REIMBURSEMENT. Lee will be entitled to reimbursement for reasonable expenses incurred in the performance of his duties.

            8. INDEMNIFICATION. Lee will be entitled to be indemnified by Hexcel to the fullest extent permitted by law.

            9. SEVERANCE. If Lee's employment with Hexcel is terminated by Hexcel without cause, or if Lee terminates his employment for cause, Lee will be entitled to severance equal to the greater of (i) the amount which would have been payable under his agreement if his employment had continued until the end of the term of the agreement (including a reasonable estimate of his annual bonus) or (ii) the product of two times the sum of his annual base salary plus the highest bonus earned by Lee in any year during the term of the agreement.
In addition, all of Lee's stock options will immediately vest and become exercisable for a period of not less than one year and/or the remainder of the original three-year term (if longer), and Lee will be entitled to be paid the amount of any non-vested benefits under the Salaried Employees Retirement Program which are forfeited as a result of his termination.

            In addition, if Hexcel notifies Lee that it will not renew his employment for any of the one-year renewal periods, Lee will be entitled to severance pay equal to the product of two times the sum of his annual base salary.

            Lee's right to severance payments will not be subject to any duty on his part to mitigate damages and will not be reduced by any amount of compensation which Lee may earn from any other sources.

            10. OFFICE. Hexcel will provide Lee with suitable executive office space in the greater New York metropolitan area.

            11.   RESTRICTIVE COVENANT AND CONFIDENTIALITY.   Lee will be
subject to a customary two-year non-compete provision after termination of his employment and a customary confidentiality provision.

            12. PRIOR AGREEMENT. Lee's claims against Hexcel under his existing employment agreement will be resolved to his satisfaction.

            13. INTERIM AGREEMENT. Hexcel will enter into an interim employment agreement with Lee covering the period from September 1, 1994 to the effectiveness of the Plan on terms satisfactory to Lee.

                                                         EXHIBIT VII





             OFFICERS WITH CONTINGENCY EMPLOYMENT AGREEMENTS

Thomas J. Lahey
Donald J. O'Mara
Gary L. Sandercock
William K. Woodrow
Robert Penezie
David Schmidt

                                                     SCHEDULE 2.9(A)

            The Company did not file New York State and New York City franchise and General Corporation Tax returns for the periods 1983-1993, and those jurisdictions assert that returns should have been filed. See Schedule 2.14.

            Hexcel S.A. (Belgium) did not file information pertaining to payments on its intercompany debt, and the Belgian tax authorities assert that information should have been filed. See Schedule 2.14

            Hexcel S.A. (Belgium) has a longstanding VAT dispute regarding exports to Hexcel's German subsidiary. Among other things, Hexcel S.A. (Belgium) did not file certain VAT forms, which the Belgian tax authorities assert should have been filed. The dispute has been inactive for some time, but it is not resolved. The amount in question is about $250,000.

                                                     SCHEDULE 2.9(B)


            The Company has not paid the following taxes that were reported as due on tax returns filed since the Company's bankruptcy filing: (1) Delaware, franchise tax ($33,327.31); (2) Arizona Department of Environmental Quality, tax on underground storage tanks ($3,073.80); and (3) California State Board of Equalization, environmental fee ($831.25) and tax on underground storage tanks ($244.00).

            In addition, the Company has not paid deferred installments of Washington state sales and use tax relating to the construction of its Burlington facility. The amount deferred is $126,440 and the amount delinquent is $12,500.

            Hexcel, S.A. (Belgium) has a longstanding dispute regarding VAT on exports to the German affiliate. The dispute has been inactive for some time, but it is not resolved. The amount in question is about $250,000.

                                                     SCHEDULE 2.9(C)


            Hexcel S.A. has a longstanding dispute regarding VAT on exports to the German affiliate. The dispute has been inactive for some time, but is not resolved. The amount in question is about $250,000.

                                                 SCHEDULE 2.9(F)(II)


            The IRS proposes to change the Company's method of inventory identification from the LIFO method to FIFO and to change the method of accounting for inventory balances from the "practical capacity" method to an acceptable method.

                                                    SCHEDULE 2.13(A)

Listing of Domestic Employee Benefits; Hexcel Corporation
                       July 7, 1994

A.    Medical Insurance:

      1.    Metropolitan indemnity plan:  health, dental & drug
      2.    Health maintenance organizations
      3.    Blue Cross/Blue Shield of Pennsylvania
      4.    Retiree medical plan*
      5.    International medical insurance
      6.    COBRA coverage
      7.    Management health examination program

B.    Life Insurance:

      1.    Term Life Insurance; basic (company paid) and supplemental
      2.    Accidental death & dismemberment; basic and supplemental
      3.    Business travel accident
      4.    Self-insured death benefit ($5,000)
      5.    Term life insurance; long-term disabled

C.    Sick Leave and Disability Benefits:

      1.    Sick leave
      2.    Short-term disability
      3.    Long-term disability
      4.    Workers compensation

D.    Time Off Benefits

      1.    Holidays
      2.    Vacations
      3.    Paid time off:  jury duty, miliary duty, and funeral leave
      4.    Leaves of absence
      5.    Reduction in workforce policy (severance pay)*

E.    Spending Accounts:

      1.    Dependent day care spending account
      2.    Health care spending account

* Welfare plan providing continuing benefits after termination of employment

F.    Retirement and Savings Plan

      1.    Hourly Employees Savings Plan
      2.    Hourly Employees Pension Plan**
      3.    Salaried Employees Retirement Savings Plan
      4.    Executive Deferred Compensation Agreements
      5.    Directors Retirement Plan

G.    Incentive Plans:

      1.    1994 sales incentive plan
      2.    Nonfinancial recognition award
      3.    Retention bonus - domestic exempt employees
      4.    Salaried Employees Benefit Sharing Plan
      5.    Safety awards
      6.    Frequent Flyer incentive program

H.    Other Benefits:

      1.    Tuition Reimbursement
      2.    Employee assistance program
      3.    Service awards

**    Multiple Employer Plan

                                                    SCHEDULE 2.13(B)

                   Listing of Multiple Employer Plans



1.  Hexcel Corporation Hourly Employees Pension Plan

                                                    SCHEDULE 2.13(E)


This schedule provides the necessary disclosure if the First Closing Date occurs after the date required by law for amending the following plans (December 31, 1994):
1.  Hourly Employees Pension Plan
2.  Hourly Employees Retirement Savings Plan
3.  Salaried Employees Retirement Program

                                                       SCHEDULE 2.14
                          LITIGATION AND CLAIMS
ARELLANO, SAMUEL v. HEXCEL CORPORATION
BELT, WILLIAM D., ET AL. v. LOCKHEED, HEXCEL, ET AL.
BROWN, SALLIE D., ET AL. v. LOCKHEED, HEXCEL, ET AL.
BURTON v. A.P. GREEN INDUSTRIES, INC., ET AL.
DILLARD, JANE, ET AL. v. LOCKHEED, HEXCEL, ET AL.
FOSTER, LINDELL v. HEXCEL SA AND HEXCEL CORPORATION
GOUDREAU, RICHARD v. HEXCEL CORPORATION
HALL, DALE, ET AL. v. ABEX CORPORATION, HEXCEL, ET AL.
JONES, ET AL. v. LOCKHEED, HEXCEL CORPORATION, ET AL.
KOWALSKI, MARLENE, ET AL. v. ABEX CORPORATION, HEXCEL
MERRIT v. ARMSTRONG WORLD INDUSTRIES, INC. ET AL.
MUCIA v. HEXCEL, FINE ORGANICS, ET AL.
O'BRIEN v. A.P. GREEN INDUSTRIES, INC., ET AL.
O'CONNER, MICHAEL F., ET AL. v. LOCKHEED, HEXCEL, ET AL.
OROZCO, ET AL. v. LOCKHEED, HEXCEL, ET AL.
SMITH v. F&P PROPERTIES, HEXCEL, ET AL.
THIOKOL CORPORATION v. ORMOND, INC., ET AL.
THOMPSON, JOSEPH, ET AL. v. ABEX CORPORATION, HEXCEL
TORRES, EDWARD LUIS v. LOCKHEED, HEXCEL, ET AL.
WHITE, GAIL A., ET AL. v. LOCKHEED, HEXCEL, ET AL.
Miscellaneous employment related cases and claims against the Material Subsidiaries
Claims against Hexcel S.A. (the Belgium subsidiary) in connection with the sale of allegedly defective panels for use in train cars

            The IRS is examining the Company's 1989 and 1990 federal income tax returns. Various inventory adjustments, including a change from the LIFO method of inventory identification to FIFO and change from the "practical capacity" method of calculating inventory balances to an acceptable method, could result in a deficiency for 1989 of about $3.2 million. The examination of the 1990 tax year is expected to produce a refund of about $3.2 million. After taking into account interest on deficiencies and estimated state tax liabilities, which include a California depreciation adjustment which could be as much as $200,000, the net liability to the Corporation could be $1,000,000.

            The Company is now undergoing an audit by New York State to determine how much of the Company's income should be allocated to New York State and subjected to New York's franchise tax during the 1983 through 1993 years. The State is seeking $335,000-350,000 of tax, penalties and interest, but the Company hopes to reduce this number before the audit is closed. Among other unresolved issues are the sourcing of receipts for goods shipped F.O.B. an out-of-state factory and consolidated in New York for transshipment. Also in issue are various goods shipped to non-New York locations but billed to New York addresses. There will be some exposure to New York City taxes as a consequence of the activity to which the New York State audit relates, but the company expects the New York City exposure to be substantially lower than the New York State exposure because most of the activity in question took place outside New York City.

            The City of Chandler, Arizona, has filed a claim in the Bankruptcy Court for $625,613 of use taxes that are alleged to be owing on materials and supplies purchased for the Chandler plant other than those consumed in the manufacturing process. The Company believes that this claim is grossly exaggerated. The Company expects to settle the claim for a lower amount.

            The Company is about to complete an Ohio sales and use tax audit. It is estimated that this audit will result in sales and use tax liability of approximately $7,000 (including penalties and interest).

            The Company recently learned that Pennsylvania plans to commence a franchise tax and sales and use tax audit in December 1994.

            Hexcel S.A. (Belgium) borrowed $5.6 million from the Company and did not withhold at the treaty rate (15%) on interest payments made to the Company. The Belgian tax authorities have asserted a tax deficiency of about 10-11 million Belgian francs (about $300,000).

            Hexcel S.A. (Belgium) has a longstanding dispute regarding VAT on exports to the German affiliate. The dispute has been inactive for some time, but it is not resolved. The amount in question is about $250,000.

            The French subsidiary, Hexcel S.A. (France), is undergoing a social security tax audit. Thus far, the company has agreed to a tax deficiency of 90,000 French francs (about $15,000).

                                    EXHIBIT C

                                                                 EXHIBIT C
                                   RESTATED
                         CERTIFICATE OF INCORPORATION
                                      OF
                              HEXCEL CORPORATION
                    (FORMERLY HEXCEL MERGER CORPORATION)

            HEXCEL CORPORATION, a corporation organized and existing by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

            FIRST: Hexcel Corporation was originally incorporated in the State of Delaware as HEXCEL MERGER CORPORATION on March 2, 1983. On May 2, 1983, an Agreement of Merger was filed with the State of Delaware, whereby Hexcel Corporation, a California corporation, was merged with and into Hexcel Merger Corporation, and the name of Hexcel Merger Corporation was changed to Hexcel Corporation.

            SECOND: This Restated Certificate of Incorporation of Hexcel Corporation attached hereto as Appendix A is made and filed pursuant to an order of the United States Bankruptcy Court, Northern District of California, dated ____________, 1994 in IN RE HEXCEL CORPORATION Case No. 93-48535-T under title 11 of the United States Code, a copy of which is attached hereto.

            THIRD: Among the changes from the previous Certificate of Incorporation are the following:

                  1) The minimum number of authorized directors has been lowered from eight to seven and the initial number of directors has been set at nine.

                  2) The proportion of shares required to change the number of directors within the authorized range has been lowered from 75% to a majority of the voting power of the Corporation.

                  3) Section 6.5, which required a demand by a stockholder in order to vote for directors by a written ballot, has been deleted.

                  4) Section 8, which required a supermajority vote for certain business combinations and other transactions, has been deleted.

                  5) Section 9.1 (restated as Section 8.1), which required the affirmative vote of 75% of the voting power of the Corporation to adopt, amend, or repeal certain By-laws, has been amended to lower the proportion of shares required to effectuate such actions to a majority of the voting power of the Corporation.

                  6) Section 9.2 (restated as Section 8.2), which required the affirmative vote of 75% of the voting power of the Corporation to adopt, amend or repeal certain provisions of the Certificate of Incorporation and to adopt any cumulative voting provisions, has been amended to lower the proportion of shares required to effectuate such actions to a majority of the voting power of the Corporation.

                  7) The Series A Junior Participating Preferred, previously authorized pursuant to a Board of Director's resolution, is no longer authorized.

            FOURTH:     As a result of the filing of this Certificate, the total
number of shares which the Company is authorized to issue shall be changed in accordance with the attached plan of reorganization from 20,450,000, consisting of 450,000 shares of Preferred Stock without par value and 20,000,000 shares of Common Stock with par value of $.01 per share, into 71,500,000 authorized shares, consisting of 1,500,000 shares of Preferred Stock without par value and 70,000,000 shares of Common Stock with par value of $.01 per share.

            IN WITNESS WHEREOF, Hexcel Corporation has caused this Restated Certificate of Incorporation to be signed by John J. Lee, its Chairman of the Board of Directors, and attested by Rodney P. Jenks, Jr., its Secretary, this ____ day of __________, 1994.

                              HEXCEL CORPORATION, a Delaware
                              corporation

                              By______________________________
                                John J. Lee
                                Chairman of the Board of Directors
ATTEST:

___________________________________
Rodney P. Jenks, Jr., Secretary

                                                                  APPENDIX A

                                   RESTATED
                         CERTIFICATE OF INCORPORATION
                                      OF
                             HEXCEL CORPORATION

            1.    NAME.  The name of this Corporation is

                              HEXCEL CORPORATION.

            2. REGISTERED AGENT. The address in the State of Delaware of the registered office of the Corporation is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, and the name of its registered agent at that address is The Corporation Trust Company.

            3. PURPOSE. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

            4. CAPITALIZATION. The total number of shares which the Corporation is authorized to issue is 71,500,000, consisting of 1,500,000 shares of Preferred Stock without par value (hereinafter in this Certificate called the "Preferred Stock"), and 70,000,000 shares of Common Stock with par value of $.01 per share (hereinafter in this Certificate called the "Common Stock"). The rights, preferences, privileges and restrictions granted to or imposed on the Preferred Stock and the Common Stock, and the holders thereof, are set forth in Sections 5 through 8 hereof, inclusive.

            5. PREFERRED STOCK. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, including without limiting the generality of the preceding clause, the authority to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preference of said shares. The Board of Directors is further authorized to determine or alter the number of shares of Preferred Stock constituting any such series and the designation thereof, and to increase or decrease the number of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

            6.    DIRECTORS.

            6.1 NUMBER OF DIRECTORS. Except as provided in any certificate filed pursuant to Section 151(g) of the General Corporation Law of Delaware designating the number of shares of Preferred Stock to be issued and the rights, preferences, privileges and restrictions granted to and imposed on the holders of such designated Preferred Stock, as permitted by Section 5 hereof, the authorized number of directors of the Corporation shall be not less than seven
(7) nor more than fifteen (15). The initial number of directors is fixed at nine (9). The exact number of directors within such range may be changed from time to time by an amendment to the By-Laws duly adopted by the Board of Directors or by the holders of a majority of the voting power of the Corporation.

            6.2  CLASSIFIED BOARD.

            (a) Except as provided in Subsection 6.2(b) hereof, the Board of Directors shall be and is divided into three classes, Class I, Class II and Class III, as nearly equal in number of directors as possible, with the term of office of the directors of one class expiring each year. Each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, however, that the directors first elected to Class I shall serve for a term ending on the date of the annual meeting next following the end of the calendar year 1994, the directors first elected to Class II shall serve for a term ending on the date of the second annual meeting next following the end of the calendar year 1994, and the directors first elected to Class III shall serve for a term ending on the date of the third annual meeting next following the end of the calendar year 1994. In the event of any change in the authorized number of directors, the Board of Directors shall apportion any newly created directorships to, or reduce the number of directorships in, such class or classes as shall, so far as possible, equalize the number of directors in each class. If, consistent with the rule that the three classes shall be as nearly equal in number of directors as possible, any newly created directorship may be allocated to one of two or more classes, the Board of Directors shall allocate it to the available class whose term of office is due to expire at the latest date following such allocation. Notwithstanding any of the foregoing, each director shall serve for a term continuing until the annual meeting of the stockholders at which the term of the class to which he was elected expires and until his successor is elected and qualified or until his earlier death, resignation or removal.

            (b) Notwithstanding any of the provisions of the foregoing Subsection 6.2(a) or any other provision of this Section 6, whenever the holder of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation applicable thereto, and by the terms of any certificate filed pursuant to Section 151(g) of the General Corporation Law of Delaware designating the number of shares of Preferred Stock to be issued and the rights, preferences, privileges and restrictions granted to and imposed on the holder of such designated Preferred Stock, as permitted by Section 5 hereof, and such directors so elected shall not be divided into classes pursuant to Section 6.2(a) unless expressly provided by such terms.

            6.3  REMOVAL OF DIRECTORS.  Except as provided in Subsection
6.2(b) hereof, a director may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of a majority of shares entitled to vote at an election of directors. No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his term.

            6.4 VACANCIES. Except as provided in Subsection 6.2(b) hereof, any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by the Board of Directors, acting by a majority of the directors then in office, although less than a quorum; and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen, and until their successors shall be elected and qualified.

            6.5 MANAGEMENT BY DIRECTORS. The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

            (a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

            (b) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the statutes of Delaware, this Certificate of Incorporation, and any By-Laws duly adopted by the stockholders, provided, however, that no By-Laws hereafter adopted or amended by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted or amended.

            7. ACTION BY STOCKHOLDERS; SPECIAL MEETINGS; VOTING. All action required or permitted to be taken by the Corporation's stockholders must be effected at a duly called annual or special meeting (and may not be effected by written consent in lieu thereof). Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the By-Laws of the Corporation, include the power to call such meetings, but such special meetings may not be called by any other person or persons; provided, however, that if and to the extent that any special meeting of stockholders may be called by any other person or persons specified in any provisions of the Certificate of Incorporation or any amendment thereto or in any certificate filed under Section 151(g) of the Delaware General Corporation Law (or its successor statute as in effect from time to time hereafter) then such special meeting may also be called by such person or persons in the manner, at the times and for the purposes so specified. Except as provided in this Certificate of Incorporation or as otherwise provided in the By-laws or by law, a stockholder shall be entitled to one vote for each share held of record on the record date fixed for the determination of the stockholders entitled to vote at a meeting or, if no such date is fixed, the date determined in accordance with law. If any share is entitled to more or less than one vote on any matter, all references herein to a majority or other proportion of shares shall refer to a majority or other proportion of the voting power of shares entitled to vote on such matter.

            8.    AMENDMENT OF CERTIFICATE AND BY-LAWS.

            8.1 BY-LAWS. New By-Laws of the Corporation may be adopted or the By-Laws of the Corporation may be amended or repealed by a vote of either a majority of the directors of the Corporation or the holders of a majority of the voting power of the Corporation; PROVIDED, HOWEVER, that any By-Laws concerning the election or removal of directors, the range of the number of directors and the method of fixing such range and the exact number of directors within such range, the classification of the Board of Directors, the filling of vacancies on the Board of Directors, the prohibition of action by the stockholders without a meeting, the calling of special meetings of the stockholders, and the method of adopting, amending or repealing of By-Laws may not be amended, adopted or repealed, nor shall any other By-Law be amended, adopted or repealed which will have the effect of modifying or permitting the circumvention of such By-Laws unless such adoption, amendment or repeal is approved by the affirmative vote of the holders of a majority of the voting power of the Corporation.

            8.2 CERTIFICATE. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereinafter prescribed by statute, and all rights conferred to stockholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Section 6.1, Section 6.2, Section 6.3, Section 6.4, Section 7, and this Section 8 may not be repealed or amended in any respect, nor may any cumulative voting provision be adopted, nor may any other provision be amended, adopted or repealed which would have the effect of modifying or permitting the circumvention of such provisions, unless such repeal, amendment or adoption is approved by the affirmative vote of the holders of a majority of the voting power of the Corporation.

            9.    DIRECTORS' LIABILITY; INDEMNIFICATION.

            9.1 ELIMINATION OF CERTAIN LIABILITY OF DIRECTORS. A director of the Corporation shall not be personally liable to the Corporation or its stockholders, including for monetary damages for breach of fiduciary duty as a director, to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, with respect to any acts or omissions of such director occurring prior to such amendment, only to the extent that such amendment further limits or eliminates the liability of directors than said law permitted the Corporation to provide prior to such amendment). Notwithstanding the foregoing, a director's liability is not limited with respect to any of the following actions unless permitted by an amendment hereafter of either the General Corporation Law of the State of Delaware or this provision: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the General Corporation Law of the State of Delaware (regarding unlawful dividends or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of any portion or all of these provisions shall have any effect to expand the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

            9.2  INDEMNIFICATION AND INSURANCE.

            (a) RIGHT TO INDEMNIFICATION OF DIRECTORS AND OFFICERS. Each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative,

                  (1)  is or was a director or officer of the Corporation, or

                  (2) is or was a director or officer of the Corporation and is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, with respect to any acts or omissions occurring prior to such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; PROVIDED, HOWEVER, that, except as provided in Subsection 9.2(c) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section 9.2 and the elimination of certain liability provided in Section 9.1 are intended to create contractual obligations of the Corporation which cannot be modified except with respect to actions, suits or proceedings accruing subsequent to any modification. This right to indemnification shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; PROVIDED, HOWEVER, that, if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this
Section 9.2 or otherwise.

            (b) RIGHT TO INDEMNIFICATION OF OTHER EMPLOYEES AND AGENTS. The Corporation shall provide indemnification, with the same scope and effect as the indemnification of directors and officers provided in Subsection 9.2(a), to other employees and agents of the Corporation or to a person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, PROVIDED, HOWEVER, that such indemnification shall only be made upon a determination (in accordance with the General Corporation Law of the State of Delaware) that the employee or agent has met the standard of conduct which makes such indemnification permissible under such Law and, if the Company so requires, only upon delivery of an undertaking, by or on behalf of such employee or agent, to repay all amounts so advanced if it shall ultimately be determined that such employee or agent is not entitled to be indemnified under this Section 9.2 or otherwise.

            (c) RIGHT OF CLAIMANT TO BRING SUIT. If a claim for indemnification under either Subsection 9.2(a) or 9.2(b) is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the director, officer, employee or agent so entitled may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim under Section 9.2(a) for advancement of expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action for advancement of expenses under Subsection 9.2(a) or create a presumption that such claimant has not met the applicable standard of conduct.

            (d) NON-EXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 9.2 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

            (e) INSURANCE. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or other corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

                                                                    EXHIBIT D
                                                                    ---------

                              HEXCEL CORPORATION

                               RESTATED BY-LAWS

                             AS OF          , 1994

                                    INDEX


- - ------------------------------------------------------------------------------
SECTION                            SUBJECT                                PAGE
- - ------------------------------------------------------------------------------

                                  OFFICES

1.        Principal Office...................................................1
2.        Other Offices......................................................1

                               STOCKHOLDERS

3.        Place of Meetings..................................................1
4.        Annual Meetings....................................................1
5.        Special Meetings...................................................2
6.        Adjourned Meetings and Notice Thereof..............................2
7.        Voting ............................................................3
8.        Quorum.............................................................3
9.        Action Without Meeting.............................................3
10.       Proxies............................................................3
11.       List of Stockholders...............................................4
11.1.     Business of Annual Meetings........................................4

                                 DIRECTORS

12.       Powers.............................................................5
13.       Number of Directors................................................6
14.       Election, Term of Office and Vacancies.............................6
15.       Removal............................................................7
16.       Resignation........................................................8
17.       Compensation.......................................................8
18.       Committees.........................................................8
19.       Time and Place of Meetings and Telephone Meetings..................8
20.       Call...............................................................8
21.       Notice.............................................................9
22.       Meeting Without Regular Call and Notice............................9
23.       Action Without Meeting.............................................9
24.       Quorum and Required Vote...........................................9
25.       Committee Meetings................................................10
26.       Interested Directors..............................................10
27.       Honorary Advisors to the Board....................................11

28.       Employee Compensation Measures....................................11

                                 OFFICERS

29.       Titles and Relation to Board of Directors.........................11
30.       Election, Term of Office and Vacancies............................11
31.       Resignation.......................................................12
32.       Salaries..........................................................12
33.       Chairman of the Board.............................................12
34.       Chief Executive Officer...........................................12
35.       President and Vice Presidents.....................................12
36.       Secretary.........................................................13
          (a)  Record of Corporate Proceedings..............................13
          (b)  Record of Shares.............................................13
          (c)  Notices......................................................13
          (d)  Additional Powers and Duties.................................13
37.       Treasurer.........................................................13
38.       Other Officers....................................................13

                                  SHARES

39.       Certificates......................................................14
40.       Transfers of Shares of Capital Stock..............................14
41.       Registered Shareholders...........................................14
42.       Lost or Destroyed Certificates....................................14
43.       Record Date and Closing of Stock Books............................14
44.       Transfer Agents and Registrars....................................15

                                AMENDMENTS

45.       Adoption of Amendments............................................15
46.       Record of Amendments..............................................15

                              CORPORATE SEAL

47.       Form of Seal......................................................15

                               MISCELLANEOUS

48.       Checks, Drafts, Etc...............................................16
49.       Contracts, Etc.; How Executed.....................................16
50.       Representation of Shares of Other Corporations....................16
51.       Inspection of By-Laws.............................................16
52.       Dividends.........................................................16
53.       Fiscal Year.......................................................17
54.       Construction and Definitions......................................17

                                   RESTATED
                         BY-LAWS OF HEXCEL CORPORATION
                     (FORMERLY HEXCEL MERGER CORPORATION)
                            A DELAWARE CORPORATION
                            AS OF          , 1994



                                  OFFICES

      1. PRINCIPAL OFFICE. The principal office for the transaction of the business of the Corporation is hereby fixed and located at 5794 W. Las Positas Boulevard, Pleasanton, California. The Board of Directors is hereby granted full power and authority to change the place of said principal office.

      2. OTHER OFFICES. The registered office in the State of Delaware is hereby fixed and located at the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware. The Board of Directors is hereby granted full power and authority to change the place of said registered office within the State of Delaware. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the Corporation is qualified to do business.

                               STOCKHOLDERS

      3. PLACE OF MEETINGS. Stockholders' meetings shall be held at the principal office for the transaction of the business of this Corporation, or at such other place, whether within or without the State of Delaware, as the Board of Directors shall, by resolution, appoint.

      4. ANNUAL MEETINGS. The annual meetings of stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. At such meetings directors shall be elected, reports of the affairs of the Corporation shall be considered, and any other business may be transacted which is within the powers of the stockholders.

            Written notice of each annual meeting shall be mailed to each stockholder entitled to vote, addressed to such stockholder at his address appearing on the books of the Corporation or given by him to the Corporation for the purpose of notice. If a stockholder gives no address, notice shall be deemed to have been given if sent by mail or other means of written communication addressed to the place where the principal executive office of the Corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be mailed, postage prepaid, to each stockholder entitled thereto not less than ten (10) days nor more than sixty (60) days before each annual meeting. Such notices shall specify the place, the day, and the hour of such meeting, the names of the nominees for election as directors if directors are to be elected at the meeting, and those matters which the Board of Directors intends to present for action by the stockholders, and shall state such other matters, if any, as may be expressly required by statute.

      5. SPECIAL MEETINGS. Special meetings of the stockholders, for any purpose or purposes, may be called at any time by the Board of Directors, the Chairman of the Board, the President, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the By-Laws of the Corporation, include the power to call such meetings, but such special meetings may not be called by any other person or persons; provided, however, that if and to the extent that any special meeting of stockholders may be called by any other person or persons specified in any provisions of the Certificate of Incorporation or any amendment thereto, or any certificate filed under Section 151(g) of the Delaware General Corporation Law designating the number of shares of Preferred Stock to be issued and the rights, preferences, privileges and restrictions granted to and imposed on the holders of such designated Preferred Stock, as permitted by Section 5 of the Certificate of Incorporation, then such special meeting may also be called by the person or persons in the manner, at the times and for the purposes so specified. Except in special cases where other express provision is made by statute, notice of such special meeting shall be given in the same manner as for an annual meeting of stockholders. Said notice shall specify the general nature of the business to be transacted at the meeting. No business shall be transacted at a special meeting except as stated in the notice sent to stockholders, unless by the unanimous consent of all stockholders represented at the meeting, either in person or by proxy. Upon written request to the Chairman of the Board, the President or the Secretary by any person (but not the Board of Directors) entitled to call a special meeting of stockholders, the person receiving such request shall cause a notice to be given to the stockholders entitled to vote that a meeting will be held at a time requested by the person calling the meeting not less than thirty (30) nor more than sixty (60) days after the receipt of the request.

      6. ADJOURNED MEETINGS AND NOTICE THEREOF. Any stockholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum no other business may be transacted at such meeting.

            Notice of an adjourned meeting need not be given if (a) the meeting is adjourned for thirty (30) days or less, (b) the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, and (c) no new record date is fixed for the adjourned meeting. Otherwise, notice of the adjourned meeting shall be given as in the case of an original meeting.

      7. VOTING. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, a stockholder shall be entitled to one vote for each share held of record on the record date fixed for the determination of the stockholders entitled to vote at a meeting or, if no such date is fixed, the date determined in accordance with law. If any share is entitled to more or less than one vote on any matter, all references herein to a majority or other proportion of shares shall refer to a majority or other proportion of the voting power of shares entitled to vote on such matter.

      8. QUORUM. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum for the transaction of business. No business may be transacted at a meeting in the absence of a quorum other than the adjournment of such meeting, except that if a quorum is present at the commencement of a meeting, business may be transacted until the meeting is adjourned even though the withdrawal of stockholders results in less than a quorum. If a quorum is present at a meeting, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the stockholders unless the vote of a larger number is required by law, the Certificate of Incorporation or these By-Laws. If a quorum is present at the commencement of a meeting but the withdrawal of stockholders results in less than a quorum, the affirmative vote of the majority of shares required to constitute a quorum shall be the act of the stockholders unless the vote of a larger number is required by law, the Certificate of Incorporation or these By-Laws. Any meeting of stockholders, whether or not a quorum is present, may be adjourned by the vote of a majority of the shares represented at the meeting.

      9. ACTION WITHOUT MEETING. All action required or permitted to be taken by the Corporation's stockholders must be effected at a duly called annual or special meeting (and may not be effected by written consent in lieu thereof).

      10. PROXIES. A stockholder may be represented at any meeting of stockholders by a written proxy signed by the person entitled to vote or by such person's duly authorized attorney-in-fact. A proxy must bear a date within three
(3) years prior to the meeting, unless the proxy specifies a different length of time. A revocable proxy is revoked by a writing delivered to the Secretary of the Corporation stating that the proxy is revoked or by a subsequent proxy executed by, or by attendance at the meeting and voting in person by, the person executing the proxy.

      11. LIST OF STOCKHOLDERS. The Secretary of the Corporation shall prepare and make, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

      11.1. BUSINESS OF ANNUAL MEETINGS. Except to the extent, if any, specifically provided to the contrary in the Certificate of Incorporation or these By-Laws, to be properly brought before the annual meeting, all business must be either (a) specified in the notice of annual meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the annual meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before any annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation (i) not later than 120 calendar days in advance of the date which is one year after the date of the Company's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders, or (ii) by such other date as is required by Rule 14a-8(a)(3)(i) under the Securities Exchange Act of 1934 (or any successor rule) in order for the matter covered by such notice to included in the Company's proxy statement. A stockholder's notice to the Secretary shall set forth with respect to each matter the stockholder proposes to bring before the annual meeting (w) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (x) the name and record address of the stockholder proposing such business, (y) the class and number of shares of the Corporation that are beneficially owned by the stockholder, and (z) any material interest of the stockholder in such business.

            The Chairman of the annual meeting shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of this Section 11.1, and any such business not properly brought before the meeting shall not be transacted.

                                 DIRECTORS

      12. POWERS. Subject to limitations of the Certificate of Incorporation, of the By-Laws, and of the General Corporation Law of Delaware as to action to be authorized or approved by the stockholders, and subject to the duties of directors as prescribed by the By-Laws, all corporate powers shall be exercised by or under the ultimate direction of, and the business and affairs of the Corporation shall be managed by, the Board of Directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers:

            (a) To select and remove all of the officers, and other agents and employees of the Corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the Certificate of Incorporation or the By-Laws, fix their compensation and require from them security for faithful service.

            (b) To conduct, manage and control the affairs and business of the Corporation, and to make such rules and regulations therefor not inconsistent with law, or with the Certificate of Incorporation, or the By-Laws, as they may deem best.

            (c) To change the principal office for the transaction of the business of the Corporation from one location to another as provided in Section 1 hereof; to fix and locate from time to time one or more branch or subordinate offices of the Corporation as provided in Section 2 hereof; to designate any place for the holding of any stockholders' meeting or meetings; and to prescribe the forms of certificates of stock, and to alter the form of such certificates from time to time, as in their judgment they may deem best, provided such certificates shall at all times comply with the provisions of law.

            (d) To authorize the issuance of shares of capital stock of the Corporation from time to time, upon such terms as may be lawful.

            (e) To borrow money and incur indebtedness for the purposes of the Corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, or other evidences of debt and securities therefor.

      13. NUMBER OF DIRECTORS.

            (a) Except as provided in Subsection 6.1 of the Certificate of Incorporation and in any certificate filed pursuant to Section 151(g) of the General Corporation Law of Delaware designating the number of shares of Preferred Stock to be issued and the rights, preferences, privileges and restrictions granted to or imposed on the holders of such designated Preferred Stock, as permitted by
Section 5 of the Certificate of Incorporation, the authorized number of directors of this Corporation shall be not less than seven (7) nor more than fifteen (15). The exact number of directors shall be fixed from time to time by an amendment to Subsection (b) of this Section duly adopted by the Board of Directors or by the holders of a majority of the shares of the Corporation.

            (b) Subsection (a) of this Section provides for an indefinite number of directors and requires this Subsection, from time to time, to specify the exact number. Pursuant thereto it is hereby specified that this Corporation shall have nine (9) directors.

      14.  ELECTION, TERM OF OFFICE AND VACANCIES.

            (a) Except as provided in Subsections 6.2(a) and 6.2(b) of the Certificate of Incorporation and in Subsection 14(b) below, the Board of Directors shall be and is divided into three classes, Class I, Class II and Class III, as nearly equal in number of directors as possible, with the term of office of the directors of one class expiring each year. Each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, however, that the directors first elected to Class I shall serve for a term ending on the date of the annual meeting next following the end of the calendar year 1994, the directors first elected to Class II shall serve for a term ending on the date of the second annual meeting next following the end of the calendar year 1994, and the directors first elected to Class III shall serve for a term ending on the date of the third annual meeting next following the end of the calendar year 1994. In the event of any change in the authorized number of directors, the Board of Directors shall apportion any newly created directorships to, or reduce the number of directorships in, such class or classes as shall, so far as possible, equalize the number of directors in each class. If, consistent with the rule that the three classes shall be as nearly equal in number of directors as possible, any newly created directorship may be allocated to one of two or more classes, the Board of Directors shall allocate it to the available class whose term of office is due to expire at the latest date following such allocation. Notwithstanding any of the foregoing, each director shall serve for a term continuing until the annual meeting of the stockholders at which the term of the class to which he was elected expires and until his successor is elected and qualified or until his earlier death, resignation or removal.

            Except as provided in the Certificate of Incorporation and in Subsection 14(b) hereof, any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the Board of Directors, acting by a majority of the directors then in office, although less than a quorum; and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen, and until their successors shall be elected and qualified.

            (b) Notwithstanding any provisions of Subsection 6.2(a) or any other provision of Section 6 of the Certificate of Incorporation or the provisions of Sections 13, 14 and 15 hereof, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at any annual or special meeting of stockholders, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the Certificate of Incorporation applicable thereto, and by the terms of any certificate filed pursuant to Section 151(g) of the General Corporation Law of Delaware designating the number of shares of Preferred Stock to be issued and the rights, preferences, privileges and restrictions granted to and imposed on the holders of such designated Preferred Stock, as permitted by
Section 5 of the Certificate of Incorporation, and such directors so elected shall not be divided into classes pursuant to Section 6.2(a) of the Certificate of Incorporation or Section 14(a) hereof unless expressly provided by such terms.

      15. REMOVAL. Except as provided in the Certificate of Incorporation and in Subsection 14(b) hereof, a director may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of a majority of shares entitled to vote at an election of directors. No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his term.

      16. RESIGNATION. Any director may resign by giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors. Such resignation shall be effective when given unless the notice specifies a later time. The resignation shall be effective regardless of whether it is accepted by the Corporation.

      17. COMPENSATION. If the Board of Directors so resolves, the directors, including the Chairman of the Board, shall receive compensation and expenses of attendance for meetings of the Board of Directors and of committees of the Board. Nothing herein shall preclude any director from serving the Corporation in another capacity and receiving compensation for such service.

      18. COMMITTEES. The Board of Directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the Board. In the absence or disqualification of any member of a committee of the Board, the other members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act in the place of such absent or disqualified member. The Board may designate one or more directors as alternate members of a committee who may replace any absent member at any meeting of the committee. To the extent permitted by resolution of the Board of Directors, a committee may exercise all of the authority of the Board to the extent permitted by Section 141(c) of the General Corporation Law of Delaware.

      19. TIME AND PLACE OF MEETINGS AND TELEPHONE MEETINGS. Immediately following each annual meeting of stockholders, the Board of Directors shall hold a regular meeting for the purposes of organizing the Board, election of officers and the transaction of other business. The Board may establish by resolution the times, if any, other regular meetings of the Board shall be held. All meetings of directors shall be held at the principal executive office of the Corporation or at such other place as shall be designated in the notice for the meeting or in a resolution of the Board of Directors, whether within or without the State of Delaware. Directors may participate in a meeting through use of conference telephone or similar communications equipment, so long as all directors participating in such meeting can hear each other.

       20. CALL. Meetings of the Board of Directors, whether regular or special, may be called by the Chairman of the Board, any Chief Executive Officer, the President, the Secretary, or any two directors.

      21. NOTICE. Regular meetings of the Board of Directors may be held without notice if the time of such meetings has been fixed by the Board.
Special meetings shall be held upon four days' notice by mail or 24 hours notice delivered personally or by telephone, telegraph or confirmed facsimile, and regular meetings shall be held upon similar notice if notice is required for such meetings. Neither a notice nor a waiver of notice need specify the purpose of any regular or special meeting. Notice sent by mail or telegram shall be addressed to a director at his business or home address as shown upon the records of the Corporation, or at such other address as the director specifies in writing delivered to the Corporation, or if such an address is not so shown on such records and no written instructions have been received from the director, at the place in which meetings of directors are regularly held. Such mailing, telegraphing, delivery or transmittal, as above provided, shall be due, legal and personal notice to such director. If a meeting is adjourned for more than 24 hours, notice of the adjourned meeting shall be given prior to the time of such meeting to the directors who were not present at the time of the adjournment.

      22. MEETING WITHOUT REGULAR CALL AND NOTICE. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes of the meeting. For such purposes, a director shall not be considered present at a meeting if, although in attendance at the meeting, the director protests the lack of notice prior to the meeting or at its commencement.

      23. ACTION WITHOUT MEETING. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all of the members of the Board individually or collectively consent in writing to such action.

      24. QUORUM AND REQUIRED VOTE. A majority of the directors then in office shall constitute a quorum for the transaction of business, provided that unless the authorized number of directors is one, the number constituting a quorum shall not be less than the greater of one-third of the authorized number of directors or two directors. Except as otherwise provided by the Certificate of Incorporation or these By-Laws, every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the Board. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting. A majority of the directors present at a meeting, whether or not a quorum is present, may adjourn the meeting to another time and place.

      25. COMMITTEE MEETINGS. The principles set forth in Sections 19 through 24 of these By-Laws shall apply to committees of the Board of Directors and to actions by such committees.

      26. INTERESTED DIRECTORS. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (a) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors may be less than a quorum; or (b) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders; or (d) such other facts or circumstances exist as would make such contract or transaction not void or voidable solely for such reason under any applicable provision of the General Corporation Law of the State of Delaware with respect to contracts or transactions involving interested directors. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

            Subject to the provisions of the above paragraph, the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of any of its subsidiaries, including any officer or employee who is a director of the Corporation or any of its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this Section contained shall be deemed to deny, limit or restrict the powers of guaranty or warranty of any corporation at common law or under any statute.

      27. HONORARY ADVISORS TO THE BOARD. The Board of Directors may appoint one or more Honorary Advisors, who shall hold such position for such period, shall have such authority and perform such duties as the Board of Directors may specify, subject to change at any time by the Board of Directors. An Honorary Advisor to the Board shall not be a director for any purpose or with respect to any provision of these By-Laws or of the General Corporation Law of Delaware, and shall have no vote as a director. However, an Honorary Advisor to the Board shall receive the same compensation and expense reimbursement as a director for attendance at directors' meetings.

      28. EMPLOYEE COMPENSATION MEASURES. No director shall vote upon any employee compensation measure in which he has a direct personal interest and any vote cast on such measures by such a director shall be nullified and deemed void. Directors having such an interest may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such a measure. The term "employee compensation measures" shall include, without limitation, salary, bonus, stock options, stock purchase plans, retirement benefits, etc., but shall not include directors' fees and compensation as referred to in Section 17.

                                 OFFICERS

      29. TITLES AND RELATION TO BOARD OF DIRECTORS. The officers of the Corporation shall include one or more Chief Executive Officers, a President, a Secretary and a Treasurer. The Board of Directors may also choose a Chairman of the Board, one or more Vice Chairmen of the Board, a Chief Financial Officer, a General Counsel, and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers or other officers. All officers shall perform their duties and exercise their powers subject to the direction of the Board of Directors.
If there shall occur a vacancy, in the absence of appointment by the Board of Directors, any Chief Executive Officer shall have the right and power to appoint a Secretary, a Treasurer, a Chief Financial Officer, a General Counsel, an Executive Vice President, one or more additional Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers, all of whom shall serve at the pleasure of the Board of Directors, and shall perform their duties and exercise their powers subject to the direction of any Chief Executive Officer, subject to the overriding direction of the Board of Directors. No Vice President, Assistant Secretary or Assistant Treasurer shall be appointed for a term of office exceeding the term of office of the President, Secretary or Treasurer, respectively. Any number of offices may be held by the same person.

      30. ELECTION, TERM OF OFFICE AND VACANCIES. At its regular meeting after each annual meeting of stockholders, the Board of Directors shall choose the officers of the Corporation. No officer need be a member of the Board of Directors except the Chairman of the Board. The officers shall hold office until their successors are chosen, except that the Board of Directors may remove any officer at any time. Subject to Section 29 of these By-laws, if an office becomes vacant for any reason, the vacancy shall be filled by the Board.

      31. RESIGNATION. Any officer may resign at any time upon written notice to the Corporation without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. Such resignation shall be effective when given unless the notice specifies a later time. The resignation shall be effective regardless of whether it is accepted by the Corporation.

      32. SALARIES. The Board of Directors shall fix the salaries of the Chairman of the Board, any Vice Chairman and any Chief Executive Officer and may fix the salaries of other employees of the Corporation including the other officers. If the Board does not fix the salaries of the other officers, any Chief Executive

Officer shall fix such salaries.

      33. CHAIRMAN OF THE BOARD. The Chairman of the Board shall, if present, preside at all meetings of the Board of Directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the By-Laws. In the absence or disability of any Chief Executive Officer, the Chairman of the Board shall perform all the duties of any Chief Executive Officer, and when so acting shall have all the powers, and be subject to all restrictions upon, the Chief Executive Officer.

      34. CHIEF EXECUTIVE OFFICER. Unless otherwise determined by the Board of Directors, any Chief Executive Officer shall be deemed general manager of the Corporation, and shall, in the absence of a Chairman of the Board, preside at all meetings of the Board of Directors and stockholders, shall be ex officio a member of any committees of the Board, shall effectuate orders and resolutions of the Board of Directors and shall exercise such other powers and perform such other duties as the Board of Directors shall prescribe.

      35. PRESIDENT AND VICE PRESIDENTS. In the absence or disability of any Chief Executive Officer and of the Chairman of the Board, the President, and in the absence or disability of the President, the Vice President, if any, or if more than one, the Vice Presidents in order of their rank as fixed by the Board of Directors or, if not so ranked, the Vice President designated by the Board of Directors, shall perform all the duties of any Chief Executive Officer, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the Chief Executive Officer. The President and Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the By-Laws.

      36. SECRETARY. The Secretary shall have the following powers and duties:

            (a) RECORD OF CORPORATE PROCEEDINGS. The Secretary shall attend all meetings of the Board of Directors and its committees and shall record all votes and the minutes of such meetings in a book to be kept for that purpose at the principal executive office of the Corporation or at such other place as the Board of Directors may determine. The Secretary shall keep at the Corporation's principal executive office the original or a copy of the By-Laws, as amended.

            (b) RECORD OF SHARES. Unless a transfer agent is appointed by the Board of Directors to keep a share register, the Secretary shall keep at the principal executive office of the Corporation a share register showing the names of the stockholders and their addresses, the number and class of shares held by each, the number and date of certificates issued, and the number and date of cancellation of each certificate surrendered for cancellation.

            (c) NOTICES. The Secretary shall give such notices as may be required by law or these By-Laws.

            (d) ADDITIONAL POWERS AND DUTIES. The Secretary shall exercise such other powers and perform such other duties as the Board of Directors or any Chief Executive Officer shall prescribe.

      37. TREASURER. Unless otherwise determined by the Board of Directors, the Treasurer of the Corporation shall be its chief financial officer, and shall have custody of the corporate funds and securities and shall keep adequate and correct accounts of the Corporation's properties and business transactions. The Treasurer shall disburse such funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, shall render to any Chief Executive Officer and directors, at regular meetings of the Board of Directors or whenever the Board may require, an account of all transactions and the financial condition of the Corporation and shall exercise such other powers and perform such other duties as the Board of Directors or any Chief Executive Officer shall prescribe.

      38. OTHER OFFICERS. The other officers, if any, of this Corporation shall perform such duties as may be assigned to them by the Board of Directors, except as otherwise provided in Section 29.

                                  SHARES

      39. CERTIFICATES. A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each stockholder when any such shares are fully paid up. All such certificates shall be signed by the Chairman of the Board, any Vice Chairman, any Chief Executive Officer, the President or a Vice President and the Secretary or Assistant Secretary. Any signature on the certificate may be by facsimile.

      40. TRANSFERS OF SHARES OF CAPITAL STOCK. Transfers of shares shall be made only upon the transfer books of this Corporation, kept at the office of the Corporation or transfer agents designated to transfer such shares, and before a new certificate is issued, the old certificate shall be surrendered for cancellation.

      41. REGISTERED SHAREHOLDERS. Registered stockholders only shall be entitled to be treated by the Corporation as the holders in fact of the shares standing in their respective names and the

Corporation shall not be bound to recognize any equitable or other claim to or interest in any share of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by the law of Delaware.

      42. LOST OR DESTROYED CERTIFICATES. The Corporation may cause a new stock certificate to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed. The Corporation may, at its discretion and as a condition precedent to such issuance, require the owner of such certificate to deliver an affidavit stating that such certificate was lost, stolen or destroyed, or to give the Corporation a bond or other security sufficient to indemnify it against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction or the issuance of a new certificate.

      43. RECORD DATE AND CLOSING OF STOCK BOOKS. The Board of Directors may fix a time, in the future, not more than sixty (60) nor less than ten (10) days prior to the date of any meeting of stockholders, nor more than sixty (60) days prior to the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the stockholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares, and in such case except as provided by law, only stockholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting or to receive such dividend, distribution, or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any record date fixed as aforesaid. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date. The Board of Directors shall fix a new record date if the adjourned meeting takes place more than thirty (30) days from the date set for the original meeting.

      44. TRANSFER AGENTS AND REGISTRARS. The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, who shall be appointed at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate.

                                AMENDMENTS

      45. ADOPTION OF AMENDMENTS. New By-Laws of this Corporation may be adopted or these By-Laws may be amended or repealed by a vote of either a majority of directors of the Corporation or a majority of the shares of the Corporation; provided, however, that, except as specifically provided in Section 13, the provisions set forth in Sections 5, 9, 13(a), 14, 15, and 45 shall not be adopted, amended or repealed, nor shall any other By-Law be adopted, amended or repealed which will have the effect of modifying or permitting the circumvention of such By-Laws unless such adoption, amendment or repeal is approved by the affirmative vote of a majority of the shares of the Corporation.

      46.  RECORD OF AMENDMENTS.  Whenever an amendment or new
By-Law is adopted, it shall be copied in the Book of By-Laws with the original By-Laws, in the appropriate place. If any By-Laws or By-Law is amended, the fact of repeal with the date of the meeting at which the repeal was enacted or written assent was filed shall be stated in said book.

                              CORPORATE SEAL

      47. FORM OF SEAL. The corporate seal shall be circular in form, and shall have inscribed thereon the name of the Corporation, the date of its incorporation and the word "Delaware".

                               MISCELLANEOUS

      48. CHECKS, DRAFTS, ETC. All checks, drafts, or other orders for payment of money, notes, or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time shall be determined by resolution of the Board of Directors.

      49. CONTRACTS, ETC.; HOW EXECUTED. The Board of Directors, except as otherwise provided in these By-Laws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

      50. REPRESENTATION OF SHARES OF OTHER CORPORATIONS. The Chairman of the Board, any Chief Executive Officer, the President or any Vice President and the Secretary or Assistant Secretary of this Corporation are authorized to vote, represent, and exercise on behalf of this Corporation all rights incident to and all shares of any other corporation or corporations standing in the name of this

Corporation. The authority herein granted to said officers to vote or represent on behalf of this Corporation any and all shares held by this Corporation in any other corporation or corporations may be exercised either by such officers in person or by any other person authorized so to do by proxy or power of attorney duly executed by said officers.

      51. INSPECTION OF BY-LAWS. The Corporation shall keep in its principal office for the transaction of business the original or a copy of these By-Laws as amended or otherwise altered to date, certified by the Secretary, which shall be open to inspection by the stockholders at all reasonable times during office hours.

      52. DIVIDENDS. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock of the Corporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors, from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

      53. FISCAL YEAR. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

      54. CONSTRUCTION AND DEFINITIONS. Unless the context otherwise requires, the general provisions, rules and construction, and definitions contained in the General Corporation Law of Delaware shall govern the construction of these By-Laws. Without limiting the generality of the foregoing, the masculine gender includes the feminine and neuter, the singular number includes the plural and the plural number includes the singular, and the term "person" includes a corporation as well as a natural person.

KRONISH, LIEB, WEINER & HELLMAN
ROBERT J. FEINSTEIN, ESQ.
CHET F. LIPTON, ESQ.
1114 Avenue of the Americas
New York, New York 10036
Telephone (212) 479-6000

       - and -

GOLDBERG, STINNETT, MEYERS & DAVIS
A Professional Corporation
MERLE C. MEYERS, ESQ. #066849
44 Montgomery Street, Suite 2900
San Francisco, California  94104
Telephone:  (415) 362-5045

Attorneys for Debtor in Possession


                         UNITED STATES BANKRUPTCY COURT

                         NORTHERN DISTRICT OF CALIFORNIA


                                   )
In re                              )    No. 93-48535 T
                                   )
     HEXCEL CORPORATION, a         )    Chapter 11
     Delaware corporation,         )
                                   )
                         Debtor.   )
                                   )
Tax Id. No. 94-1109521             )
___________________________________)


DEBTOR'S DISCLOSURE STATEMENT PURSUANT
TO SECTION 1125 OF THE BANKRUPTCY CODE
- - --------------------------------------


THIS IS NOT A SOLICITATION OF ACCEPTANCES OR REJECTIONS OF THE PLAN. ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT. THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT.


Dated:  July 27, 1994

                                TABLE OF CONTENTS
                                -----------------


                                                                            PAGE
                                                                            ----

I.        INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

II.       OVERVIEW OF THE PLAN . . . . . . . . . . . . . . . . . . . . . . . . 7

          A.    Introduction . . . . . . . . . . . . . . . . . . . . . . . . . 7

          B.    Material Elements of the Plan. . . . . . . . . . . . . . . . .10

                1.  Rights Offering and Mutual
                    Series Stock Purchase. . . . . . . . . . . . . . . . . . .11
                2.  Treatment of Principal
                    Mutual Claims. . . . . . . . . . . . . . . . . . . . . . .13
                3.  Treatment of BNP Claims
                    and Renewal and Extension
                    of the Letters of Credit . . . . . . . . . . . . . . . . .13
                4.  Treatment of the
                    Subordinated Debentures. . . . . . . . . . . . . . . . . .16
                5.  Summary of Classification and
                    Treatment of All Claims and
                    Equity Interests Under the Plan. . . . . . . . . . . . . .17
                6.  Summary of Ownership of
                    Reorganized Hexcel Common Stock. . . . . . . . . . . . . .22

III.      GENERAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . .23

          A.    Description and History of Business. . . . . . . . . . . . . .23

          B.    Significant Product Lines. . . . . . . . . . . . . . . . . . .28

                1.  Honeycomb. . . . . . . . . . . . . . . . . . . . . . . . .28
                2.  Advanced Composites. . . . . . . . . . . . . . . . . . . .31
                3.  Reinforcement Fabrics. . . . . . . . . . . . . . . . . . .32
                4.  Resins . . . . . . . . . . . . . . . . . . . . . . . . . .33

          C.    Products and Processes, Research and Development . . . . . . .34

          D.    Raw Materials. . . . . . . . . . . . . . . . . . . . . . . . .34

          E.    Markets and Customers. . . . . . . . . . . . . . . . . . . . .34

          F.    Marketing. . . . . . . . . . . . . . . . . . . . . . . . . . .39

          G.    Backlog. . . . . . . . . . . . . . . . . . . . . . . . . . . .39

          H.    International Operations . . . . . . . . . . . . . . . . . . .40

          I.    Hexcel S.A.. . . . . . . . . . . . . . . . . . . . . . . . . .42

          J.    Joint Ventures . . . . . . . . . . . . . . . . . . . . . . . .44

                1.  Knytex . . . . . . . . . . . . . . . . . . . . . . . . . .44
                2.  Hexcel - Fyfe. . . . . . . . . . . . . . . . . . . . . . .44
                3.  DIC-Hexcel Ltd.. . . . . . . . . . . . . . . . . . . . . .45

          K.    Discontinued Operations. . . . . . . . . . . . . . . . . . . .47

          L.    Competition. . . . . . . . . . . . . . . . . . . . . . . . . .47

          M.    Patents and Know-How . . . . . . . . . . . . . . . . . . . . .48

          N.    Employees. . . . . . . . . . . . . . . . . . . . . . . . . . .49

          O.    Properties . . . . . . . . . . . . . . . . . . . . . . . . . .49

          P.    Events Leading to the Commencement of the Chapter 11 Case. . .51


IV.       EVENTS DURING THE CHAPTER 11 CASE. . . . . . . . . . . . . . . . . .59

          A.    Appointment of the Creditors'
                Committee  . . . . . . . . . . . . . . . . . . . . . . . . . .59

          B.    Appointment of the Equity Security
                Holders' Committee . . . . . . . . . . . . . . . . . . . . . .61

          C.    DIP Credit Facility. . . . . . . . . . . . . . . . . . . . . .63

          D.    Employee Retention Plan. . . . . . . . . . . . . . . . . . . .64

          E.    Development and Implementation
                of Revised Strategic Plan. . . . . . . . . . . . . . . . . . .64

                1.  Background . . . . . . . . . . . . . . . . . . . . . . . .64
                2.  Establishing A Core Business . . . . . . . . . . . . . . .66
                3.  Decision to Support Hexcel S.A.. . . . . . . . . . . . . .66
                4.  Low Observable Operations. . . . . . . . . . . . . . . . .67
                5.  Plant Consolidations . . . . . . . . . . . . . . . . . . .68
                6.  Downsizing . . . . . . . . . . . . . . . . . . . . . . . .69
                7.  Headquarters . . . . . . . . . . . . . . . . . . . . . . .70
                8.  Rationalizing and Streamlining of
                    Core Business. . . . . . . . . . . . . . . . . . . . . . .70
                9.  Improvement of Manufacturing Processes . . . . . . . . . .71
                10. The Strategic Plan . . . . . . . . . . . . . . . . . . . .71

          F.    Approval of Transactions with Hexcel S.A.. . . . . . . . . . .72

          G.    Proposed Sale of Resins Business . . . . . . . . . . . . . . .73

          H.    Fine Organics Litigation . . . . . . . . . . . . . . . . . . .75

          I.    Confidentiality Orders . . . . . . . . . . . . . . . . . . . .76

          J.    Exclusivity  . . . . . . . . . . . . . . . . . . . . . . . . .77


V.        THE PLAN OF REORGANIZATION . . . . . . . . . . . . . . . . . . . . .77

          A.    Classification and Treatment of
                Claims and Equity Interests. . . . . . . . . . . . . . . . . .78

                1.  Administrative Expense and Priority Tax Claims . . . . . .78
                    a.   Administrative Expense Claims . . . . . . . . . . . .78
                    b.   Priority Tax Claims . . . . . . . . . . . . . . . . .80
                2.  Class 1 -- Other Priority Claims . . . . . . . . . . . . .81
                3.  Class 2 -- Secured Claims. . . . . . . . . . . . . . . . .82
                4.  Class 3 -- IDRB Claims . . . . . . . . . . . . . . . . . .83
                5.  Class 4 -- BNP Claims. . . . . . . . . . . . . . . . . . .87
                6.  Class 5 -- General Unsecured Claims. . . . . . . . . . . .91
                7.  Class 6 -- Principal Mutual Claims . . . . . . . . . . . .92
                8.  Class 7 -- Environmental Claims. . . . . . . . . . . . . .94
                9.  Class 8 -- Intercompany Claims . . . . . . . . . . . . . 109
                10. Class 9 -- Subordinated Debenture
                               Claims. . . . . . . . . . . . . . . . . . . . 109
                11. Class 10 -- Section 510(b) Hexcel Common
                                Stock Trading Claims . . . . . . . . . . . . 110
                12. Class 11 -- Hexcel Common Stock
                                Interests. . . . . . . . . . . . . . . . . . 111
                13. Class 12 -- Hexcel Options . . . . . . . . . . . . . . . 113

          B.    Summary of Other Provisions of the Plan. . . . . . . . . . . 114

                1.  Reorganized Hexcel Common
                    Stock and Rights . . . . . . . . . . . . . . . . . . . . 114
                2.  The Stock Subscription
                    and Standby Purchase Agreement . . . . . . . . . . . . . 116
                    a.   Stock Purchase if Class 9 Accepts
                           the Plan. . . . . . . . . . . . . . . . . . . . . 117
                    b.   Stock Purchase if Class 9 Rejects
                           the Plan. . . . . . . . . . . . . . . . . . . . . 118
                    c.   General Terms and Conditions. . . . . . . . . . . . 119
                3.  The Registration Rights Agreement. . . . . . . . . . . . 129
                4.  Conditions Precedent to the Plan . . . . . . . . . . . . 130
                5.  Time and Method of Distributions
                    Under the Plan . . . . . . . . . . . . . . . . . . . . . 131
                6.  Record Date and Surrender of
                    Existing Securities. . . . . . . . . . . . . . . . . . . 132
                7.  Executory Contracts and
                    Unexpired Leases . . . . . . . . . . . . . . . . . . . . 133
                8.  Retiree Benefits . . . . . . . . . . . . . . . . . . . . 135

                9.  Provisions for Treatment
                    of Disputed Claims . . . . . . . . . . . . . . . . . . . 135
                10. Restatement of the Debtor's
                    Certificate of Incorporation
                    and By-laws. . . . . . . . . . . . . . . . . . . . . . . 136
                11. Discharge of the Debtor. . . . . . . . . . . . . . . . . 140
                12. Amendment of the Plan. . . . . . . . . . . . . . . . . . 141
                13. Indemnification. . . . . . . . . . . . . . . . . . . . . 141
                14. Revocation of the Plan . . . . . . . . . . . . . . . . . 142
                15. Extinguishment of Causes of Action
                    Under the Avoiding Power Provisions. . . . . . . . . . . 142
                16. Termination of Creditors'
                    and Equity Committees. . . . . . . . . . . . . . . . . . 142
                17. Exculpation. . . . . . . . . . . . . . . . . . . . . . . 143
                18. Supplemental Documents . . . . . . . . . . . . . . . . . 143

VI.       CONFIRMATION AND CONSUMMATION PROCEDURE. . . . . . . . . . . . . . 144

          A.    Solicitation of Votes. . . . . . . . . . . . . . . . . . . . 144
          B.    The Confirmation Hearing . . . . . . . . . . . . . . . . . . 145
          C.    Confirmation . . . . . . . . . . . . . . . . . . . . . . . . 147

                1.  Acceptance . . . . . . . . . . . . . . . . . . . . . . . 147
                2.  Unfair Discrimination and
                    Fair and Equitable Tests . . . . . . . . . . . . . . . . 147

                    a.   Secured Creditors . . . . . . . . . . . . . . . . . 148
                    b.   Unsecured Creditors . . . . . . . . . . . . . . . . 148
                    c.   Equity Interests. . . . . . . . . . . . . . . . . . 148

                3.  Feasibility. . . . . . . . . . . . . . . . . . . . . . . 149
                4.  Best Interests Test. . . . . . . . . . . . . . . . . . . 152

          D.    Consummation . . . . . . . . . . . . . . . . . . . . . . . . 155
          E.    Exit Financing . . . . . . . . . . . . . . . . . . . . . . . 156


VII.      MANAGEMENT OF THE REORGANIZED DEBTOR . . . . . . . . . . . . . . . 156

          A.    Board of Directors and Management. . . . . . . . . . . . . . 156

                1.  Composition of the
                    Board of Directors . . . . . . . . . . . . . . . . . . . 156
                2.  Identity of Officers . . . . . . . . . . . . . . . . . . 157

          B.    Compensation of Executive Officers . . . . . . . . . . . . . 159
          C.    Compensation of Directors. . . . . . . . . . . . . . . . . . 171
          D.    Employment Agreements. . . . . . . . . . . . . . . . . . . . 172

                1.  Employment Agreements of
                    Messrs. Lee and Doyle. . . . . . . . . . . . . . . . . . 172
                2.  New Employment Agreement
                    with Mr. Lee . . . . . . . . . . . . . . . . . . . . . . 175

                3.  Employment Separation Agreement
                    of Mr. Witt. . . . . . . . . . . . . . . . . . . . . . . 178
                4.  Contingency Employment Agreements. . . . . . . . . . . . 179
                5.  Compensation Committee Interlocks7
                    and Insider Participation. . . . . . . . . . . . . . . . 180

          E.    Incentive Bonus Plan . . . . . . . . . . . . . . . . . . . . 181
          F.    Executive Deferred Compensation and
                Consulting Agreements. . . . . . . . . . . . . . . . . . . . 182
          G.    Deferred Compensation Plan . . . . . . . . . . . . . . . . . 182
          H.    1988 Management Stock Option Program . . . . . . . . . . . . 183
          I.    New Long Term Incentive Plan . . . . . . . . . . . . . . . . 184

                1.  Purpose. . . . . . . . . . . . . . . . . . . . . . . . . 185
                2.  Eligibility and Extent of
                    Participation. . . . . . . . . . . . . . . . . . . . . . 185
                3.  Administration . . . . . . . . . . . . . . . . . . . . . 186
                4.  Types of Awards. . . . . . . . . . . . . . . . . . . . . 187

                    a.   Stock Option. . . . . . . . . . . . . . . . . . . . 187
                    b.   Incentive Stock Option. . . . . . . . . . . . . . . 187
                    c.   Stock Option in Lieu of
                         Compensation Election . . . . . . . . . . . . . . . 188
                    d.   Stock Appreciation Rights . . . . . . . . . . . . . 188
                    e.   Restricted Shares . . . . . . . . . . . . . . . . . 189
                    f.   Dividend  or Equivalent . . . . . . . . . . . . . . 189
                    g.   Stock Award . . . . . . . . . . . . . . . . . . . . 189
                    h.   Other Stock-Based Awards. . . . . . . . . . . . . . 189

                5.  Securities Subject to the Plan . . . . . . . . . . . . . 189
                6.  Exercise and Term of Options . . . . . . . . . . . . . . 189
                7.  Transferability of Options and Awards. . . . . . . . . . 191
                8.  Effect of Certain Changes. . . . . . . . . . . . . . . . 191
                9.  Amendment and Termination of the
                         Incentive Plan. . . . . . . . . . . . . . . . . . . 192
                10. Certain Federal Income Tax
                    Consequences . . . . . . . . . . . . . . . . . . . . . . 193

                    a.   General . . . . . . . . . . . . . . . . . . . . . . 193
                    b.   Nonstatutory Stock Options. . . . . . . . . . . . . 193
                    c.   Incentive Stock Options . . . . . . . . . . . . . . 194
                    d.   Stock Option in Lieu of
                         Compensation Election . . . . . . . . . . . . . . . 195
                    e.   Stock Appreciation Rights . . . . . . . . . . . . . 195
                    f.   Restricted Shares . . . . . . . . . . . . . . . . . 196

          J.    Salaried Employees Retirement Program. . . . . . . . . . . . 197
          K.    Retiree Stock Bonus Plan . . . . . . . . . . . . . . . . . . 198
          L.    Compensation for Extraordinary Efforts . . . . . . . . . . . 198
          M.    Post-Effective Date Security Ownership
                of Certain Beneficial Owners . . . . . . . . . . . . . . . . 200
          N.    Investment by Management . . . . . . . . . . . . . . . . . . 201

VIII.     APPLICABILITY OF FEDERAL AND OTHER SECURITIES
          LAWS TO THE REORGANIZED HEXCEL COMMON STOCK AND
          RIGHTS TO BE DISTRIBUTED UNDER THE PLAN. . . . . . . . . . . . . . 201

          A.    Issuance of Securities . . . . . . . . . . . . . . . . . . . 201

                1.  Generally. . . . . . . . . . . . . . . . . . . . . . . . 201
                2.  Resale Considerations. . . . . . . . . . . . . . . . . . 203
                3.  Delivery of Disclosure Statement . . . . . . . . . . . . 207

IX.       REORGANIZATION VALUES. . . . . . . . . . . . . . . . . . . . . . . 207

X.        CERTAIN RISK FACTORS TO BE CONSIDERED. . . . . . . . . . . . . . . 212

          A.    Overall Risks to Recovery by
                Holders of Claims. . . . . . . . . . . . . . . . . . . . . . 212

                1.  Projected Financial Information. . . . . . . . . . . . . 213
                2.  Ability to Refinance Debt. . . . . . . . . . . . . . . . 214
                3.  Key Customer Relationship. . . . . . . . . . . . . . . . 215
                4.  Hexcel S.A.. . . . . . . . . . . . . . . . . . . . . . . 215
                5.  Competition; Industry Excess
                    Capacity . . . . . . . . . . . . . . . . . . . . . . . . 216
                6.  Northrop Agreement . . . . . . . . . . . . . . . . . . . 217
                7.  Dividend Policy. . . . . . . . . . . . . . . . . . . . . 217
                8.  Preferred Stock. . . . . . . . . . . . . . . . . . . . . 218

          B.    Hart-Scott-Rodino Act Requirements . . . . . . . . . . . . . 219

XI.       CERTAIN FEDERAL INCOME TAX CONSEQUENCES
          OF THE PLAN. . . . . . . . . . . . . . . . . . . . . . . . . . . . 219

          A.    Tax Consequences to Hexcel . . . . . . . . . . . . . . . . . 221

                1.  Cancellation of Debt . . . . . . . . . . . . . . . . . . 221

                    a.   General . . . . . . . . . . . . . . . . . . . . . . 221
                    b.   Stock-for-Debt Exception. . . . . . . . . . . . . . 223

                         (1)  Nominal or Token Test. . . . . . . . . . . . . 223
                         (2)  Proportionality Test . . . . . . . . . . . . . 226

                    c.   Effect of the Plan. . . . . . . . . . . . . . . . . 226
                    d.   Claims for Accrued Interest . . . . . . . . . . . . 227

                2.  Limitation on Net Operating Losses . . . . . . . . . . . 229

                    a.   Section 382(l)(6) Regime. . . . . . . . . . . . . . 230
                    b.   Section 382(l)(5) Regime. . . . . . . . . . . . . . 231
                    c.   Effect of the Plan. . . . . . . . . . . . . . . . . 235

                3.  Settlement of Principal Mutual Claims. . . . . . . . . . 235

          B.    Tax Consequences to Creditors. . . . . . . . . . . . . . . . 235

                1.  Creditors Other Than Holders of
                    Subordinated Debentures. . . . . . . . . . . . . . . . . 236
                2.   Holders of Subordinated Debentures. . . . . . . . . . . 236
                    a.   Reinstatement of Claim. . . . . . . . . . . . . . . 236
                    b.   Debenture Exchange. . . . . . . . . . . . . . . . . 237
                         1.   Classification of the
                              Subordinated Debentures
                              as Securities. . . . . . . . . . . . . . . . . 237
                         2.   Tax Treatment of the Debenture Exchange. . . . 238

          C.    Tax Consequences to Holders of
                Common Stock . . . . . . . . . . . . . . . . . . . . . . . . 241

                1.  Elimination of the Poison Pill
                    Rights . . . . . . . . . . . . . . . . . . . . . . . . . 241
                2.  Tax Treatment of Distribution of
                    Hexcel Stock Rights. . . . . . . . . . . . . . . . . . . 241
                3.  Alternative Minimum Tax. . . . . . . . . . . . . . . . . 243
                4.  Backup Withholding and Information Reporting . . . . . . 243

          D.    Tax Consequences to Holders of Hexcel
                Options. . . . . . . . . . . . . . . . . . . . . . . . . . . 243

          E.    Tax Consequences to Holders of Rights. . . . . . . . . . . . 244

XII.      ALTERNATIVES TO CONFIRMATION AND CONSUMMATION
          OF THE PLAN. . . . . . . . . . . . . . . . . . . . . . . . . . . . 244

          A.    Liquidation Under Chapter 7. . . . . . . . . . . . . . . . . 245
          B.    Alternative Plan of Reorganization . . . . . . . . . . . . . 246

XIII.     CONCLUSION AND RECOMMENDATION. . . . . . . . . . . . . . . . . . . 246

EXHIBITS

     Exhibit A  The Plan of Reorganization
     Exhibit B  Confirmation Order
     Exhibit C  Hexcel Corporation's Form 10-K 1993 Annual Report and Form 10-
                K/A Amendment
     Exhibit D  Hexcel Corporation's Form 10-Q Quarterly Report for the Quarter
                Ended April 3, 1994
     Exhibit E  Hexcel Corporation's Projected Financial Information
     Exhibit F  Hexcel Corporation's Liquidation Analysis
     Exhibit G  Hexcel Corporation's New Long Term Incentive Plan

                    I.   INTRODUCTION

          Hexcel Corporation (referred to herein as "Hexcel" or the "Debtor") submits this Disclosure Statement pursuant to
Section 1125 of title 11 of the United States Code (the "Bankruptcy Code") to holders of Claims (1) against and Equity Interests in the Debtor in connection with (i) the solicitation of acceptances of the Debtor's Plan of Reorganization Under Chapter 11 of the Bankruptcy Code dated July 26, 1994 (the "Plan") filed by the Debtor with the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court") and (ii) the hearing to consider confirmation of the Plan (the "Confirmation Hearing") scheduled for ______________, 1994.

          Attached as Exhibits to this Disclosure Statement are copies of the following:
          -    The Plan (Exhibit A);
          - Order of the Bankruptcy Court dated August ___, 1994, among other things, approving this Disclosure Statement and establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan (Exhibit B);
          - Hexcel Corporation's Form 10-K 1993 Annual Report and Form 10-K/A Amendment (Exhibit C);
- - ------------------------
1 Unless otherwise defined herein, all capitalized terms contained herein have the meanings ascribed to them in the Plan.

          - Hexcel Corporation's Form 10-Q Quarterly Report for the Quarter Ended April 3, 1994 (Exhibit D);
          -    Hexcel Corporation's Projected Financial
               Information (Exhibit E);
          -    Hexcel Corporation's Liquidation Analysis (Exhibit
               F);
          -    Hexcel Corporation's New Long Term Incentive Plan
               (Exhibit G);
In addition, a ballot for the acceptance or rejection of the Plan is enclosed with the Disclosure Statement submitted to the holders of Claims and Equity Interests that Hexcel believes may be entitled to vote to accept or reject the Plan.
          On August ___, 1994, after notice and a hearing, the Bankruptcy Court approved this Disclosure Statement as containing adequate information of a kind and in sufficient detail to enable hypothetical, reasonable investors typical of the Debtor's creditors and equity security holders to make an informed judgment whether to accept or reject the Plan. APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN.
          Each creditor and equity security holder of the Debtor entitled to vote to accept or reject the Plan should read this Disclosure Statement and the Plan in their entirety before voting on the Plan.

          Pursuant to the provisions of the Bankruptcy Code, only holders of allowed claims or equity interests in classes of claims or equity interests that are impaired under the terms and provisions of a chapter 11 plan are entitled to vote to accept or reject the Plan.
          Classes 4, 5, 6, 7, 8, 9(2), 10 and 11 of the Plan are impaired and, to the extent that such Claims or Interests in such Classes are Allowed Claims or Equity Interests, the holders of such Claims or Equity Interests will receive distributions under the Plan. Holders of Claims or Equity Interests in those Classes are entitled to vote to accept or reject the Plan. Classes 1, 2 and 3 are unimpaired under the Plan and the holders of Claims in those Classes are conclusively presumed to have accepted the Plan. Class 12 is impaired under the Plan, is not receiving any distribution under the Plan and is therefore deemed to reject the Plan under Section 1126(g) of the Bankruptcy Code. Therefore, the Debtor is soliciting acceptances only from holders of Allowed Claims and Equity Interests in Classes 4, 5, 6, 7, 8, 9, 10 and 11.
          The Bankruptcy Code defines "acceptance" of a plan by a class of claims as acceptance by creditors in that class that hold at least two-thirds in dollar amount and more than one-half in number of the claims that cast ballots for

- - ------------------------
2 As discussed below, if Class 9 does not accept the Plan, it will be impaired. Holders of Claims in Class 9 will be entitled to vote to accept or reject the Plan.

acceptance or rejection of the plan. The Bankruptcy Code defines "acceptance" of a plan by a class of equity interests as acceptance by equity interest holders in that class that hold at least two-thirds in amount of the allowed interests that cast ballots for acceptance or rejection of the plan. For a complete description of the requirements for confirmation of the Plan, SEE
Section VI, "Confirmation and Consummation Procedure."
          If a Class of Claims or Equity Interests rejects the Plan or is deemed to reject the Plan, the Debtor has the right, and intends, to request confirmation of the Plan pursuant to
Section 1129(b) of the Bankruptcy Code. Section 1129(b) permits the confirmation of a plan notwithstanding the nonacceptance of such plan by one or more impaired classes of claims or equity interests if the provisions of that section are complied with. Under that section, a plan may be confirmed by a bankruptcy court if it does not "discriminate unfairly" and is "fair and equitable" with respect to each nonaccepting class. For a more detailed description of the requirements for confirmation of a nonconsensual plan, SEE Section VI.C.2, "Confirmation and Consummation Procedure -- Unfair Discrimination and Fair and Equitable Tests."
          The Debtor believes that (i) through the Plan, creditors and equity security holders will obtain a substantially greater recovery from the estate of the Debtor than the recovery which would be available if the assets of the Debtor were liquidated under Chapter 7 of the Bankruptcy

Code and (ii) the Plan will afford Hexcel the opportunity and ability to continue in business as a viable going concern and preserve ongoing employment for Hexcel's employees.
          After carefully reviewing this Disclosure Statement, including the Exhibits, each holder of an Allowed Claim or Allowed Equity Interest in Classes 4, 5, 6, 7, 8, 9, 10 and 11 should vote on the Plan.
          THE DEBTOR BELIEVES THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTOR AND ITS CREDITORS AND EQUITY SECURITY HOLDERS AND URGES THAT CREDITORS AND EQUITY SECURITY HOLDERS VOTE TO ACCEPT THE PLAN.
          If you are entitled to vote to accept or reject the Plan, a ballot is enclosed for the purpose of voting on the Plan. If you hold a Claim or Equity Interest in more than one Class and you are entitled to vote Claims or Equity Interests in more than one Class, you will receive separate ballots which must be used for each separate Class of Claims or Equity Interests. Please vote and return your ballot(s) to:
               HEXCEL CORPORATION PLAN OF REORGANIZATION
               c/o Poorman Douglas Corporation
               P.O. Box 19550
               Portland, Oregon  97280-9922

or, if delivered by hand or courier:

               HEXCEL CORPORATION PLAN OF REORGANIZATION
               c/o Poorman-Douglas Corporation
               1325 Southeast Custer Drive
               Portland, Oregon  97219

DO NOT RETURN YOUR NOTES OR SECURITIES WITH YOUR BALLOT.

          TO BE COUNTED, YOUR BALLOT INDICATING ACCEPTANCE OR REJECTION OF THE PLAN MUST BE RECEIVED NO LATER THAN 4:00 P.M., PACIFIC DAYLIGHT SAVINGS TIME _______________, 1994.
          If you are a creditor or equity security holder entitled to vote on the Plan and did not receive a ballot, received a damaged ballot or lost your ballot, or if you have any questions concerning the Disclosure Statement, the Plan or the procedures for voting on the Plan, please call ______ at ______.
          Pursuant to Section 1128 of the Bankruptcy Code, the Confirmation Hearing will be held on ____________, 1994 at __:__ a.m. before the Honorable Leslie Tchaikovsky, United States Bankruptcy Judge, at the United States Bankruptcy Court, 1300 Clay Street, Oakland, California 94612. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be served and filed so that they are received on or before ___________, 1994 at 4:00 p.m., Pacific Daylight Savings time, in the manner described below in Section VI.B, "Confirmation and Consummation Procedure -- The Confirmation Hearing." The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

                    II.  OVERVIEW OF THE PLAN


A.   INTRODUCTION.

          The Plan is the product of intense efforts, over the last seven months, by the Debtor and its professionals, to design a plan of reorganization which satisfies creditors' Allowed Claims and which would create a sound capital structure for the reorganized entity. The Plan will substantially reduce the level of the Debtor's pre-petition indebtedness through the infusion of $40 or $50 million in new equity capital. Depending upon whether the Plan is accepted by Class 9 (Subordinated Debentures), the new equity capital will be derived by means of a $23 or $25 million investment in common stock of Reorganized Hexcel by Mutual Series Fund Inc. ("Mutual Series") and a $17 or $25 million "rights offering" for the common stock of Reorganized Hexcel with Mutual Series being a committed standby purchaser, pursuant to the Stock Subscription and Standby Purchase Agreement dated as of July 27, 1994.
          By way of background, the Debtor has been pursuing the means to confirm a plan of reorganization which maximizes recoveries to creditors and minimizes the dilution of the interests of Hexcel's present stockholders. The Debtor concluded that the most advantageous way to proceed was to propose a plan entailing an infusion of at least $40 million of new equity by means of a new investment and a rights offering, pursuant to which existing shareholders would retain an interest in Reorganized Hexcel and receive rights to purchase common stock of Reorganized Hexcel at a specified exercise price. The commitment of a standby purchaser to purchase (i) all stock of the reorganized company not purchased pursuant to the exercise of rights distributed to Hexcel's shareholders, and (ii) certain additional shares of the reorganized company, is required to ensure that there will be sufficient new capital to fund payments to creditors under a plan of reorganization.
          Since March of this year, pursuant to the terms of a confidentiality order, more than 75 potential investors have been provided with confidential information by the Debtor or one of the Committees with a view towards interesting them to invest and to act as the standby purchaser for a rights offering to generate $40 million in connection with a plan of reorganization. Thereafter, those potential investors who were interested in pursuing a transaction were permitted to conduct due diligence, including visiting Hexcel's facilities and meeting with Hexcel management personnel.
          Hexcel determined that in order to elicit the highest and best offer to become standby purchaser from the marketplace, it would be best to initiate an auction process. Thus, Hexcel, after consulting with the Creditors' Committee, developed a process for the solicitation of bids from potential qualified investors. In late May of 1994, the Debtor sent bid solicitation letters to 19 prospective standby purchasers who had expressed any continuing interest in pursuing an investment in Hexcel (whether introduced to Hexcel by the Debtor or by one of the Committees). The letter informed prospective bidders that they could continue their due diligence efforts up to a fixed deadline for submission to the Debtor of their final bids (June 17, 1994), and then submit their bids in accordance with instructions contained in the letter.
          The bid process established by Hexcel provided that the Restructuring Committee of the Board of Directors of Hexcel, consisting of three independent outside directors, would review all bids received and select the highest and best offer. After all bids were reviewed and the highest and best offer was selected by the Restructuring Committee, the Debtor would then enter into a definitive stock subscription and standby purchase agreement with the successful bidder and proceed to file a plan of reorganization incorporating a rights offering backed up by the successful bidder. In order to ensure a level playing field, it was stipulated that prospective bidders need not retain existing management but could identify management of their own choosing.
          The above-described bidding process was conducted and yielded one bid, by Mutual Series. In summary, Mutual Series' proposal (the "Mutual Series Proposal") provided that Mutual Series would commit to invest $40 million in Reorganized Hexcel Common Stock. On June 20, 1994, the Restructuring Committee reviewed the Mutual Series Proposal and determined not only that it was the highest and best offer

(since it was the only offer) but more importantly that it was a reasonable offer that will enable Hexcel to provide a maximum recovery to creditors under a plan that also will provide valuable distributions to Hexcel's existing stockholders. The Restructuring Committee concluded that it was in Hexcel's best interests to pursue negotiations with Mutual Series with a view toward entering into a definitive agreement incorporating the terms of the Mutual Series Proposal, or better terms if such could be obtained in further discussions.
          Further negotiations led to the execution of the Stock Subscription and Standby Purchase Agreement on July 27, 1994, which provides for an investment of up to $40 million if the Plan is accepted by Class 9 or up to $50 million if it is rejected by Class 9. A copy of the Stock Subscription and Standby Purchase Agreement is annexed to the Plan as Exhibit B. For a detailed summary of the Stock Subscription and Standby Purchase Agreement, See Section V.B.2., "Summary of Other Provisions of the Plan -- The Stock Subscription and Standby Purchase Agreement."

B.  MATERIAL ELEMENTS OF THE PLAN.
          The following is a brief summary of the material provisions of the Plan. This overview is qualified in its entirety by reference to the provisions of the Plan, a copy of which is annexed hereto as Exhibit A, and the more detailed financial and other information contained elsewhere in this document and in the Exhibits hereto. In addition, for a more detailed description of the terms and provisions of the Plan, see
Section V, "The Plan of Reorganization."
          1. RIGHTS OFFERING AND MUTUAL SERIES STOCK PURCHASE. The Plan provides and is premised upon a rights offering ("Rights Offering") to holders of Hexcel's existing Common Stock, with Mutual Series purchasing shares underlying all unexercised Rights at the Rights Offering exercise price, and a guaranteed minimum investment by Mutual Series at the same price per share (the "Stock Purchase").
          The terms of the Rights Offering and the Stock Purchase will depend on whether the Plan is accepted by Class 9, the holders of Subordinated Debentures. If Class 9 accepts the Plan, and the holders of Subordinated Debentures are thereby entitled to receive Reorganized Hexcel Common Stock, then the Rights Offering and Mutual Series' standby purchase commitment will generate $17 million, and Mutual Series will invest $23 million in addition. In that case, pursuant to the Rights Offering, Rights to purchase an aggregate of 8,500,000 shares of Reorganized Hexcel Common Stock will be issued to Hexcel's present stockholders. Each present shareholder will receive
1.1628 Rights for each share of Common Stock held by it. Each Right will entitle the holder thereof to purchase one share of Reorganized Hexcel Common Stock for an exercise price of $2.00 until the expiration of the Rights Offering, which is 30 days after the Effective Date. The Stock Purchase by Mutual Series will be for 11,500,000 shares for $2.00 per share for an aggregate of $23 million.
          If Class 9 rejects the Plan, and the Subordinated Debentures are Reinstated, then the Rights Offering and Mutual Series' Standby Purchase commitment will generate $25 million, and Mutual Series will invest $25 million in addition. In that case, pursuant to the Rights Offering, Rights to purchase approximately 12,500,000 shares of Reorganized Hexcel Common Stock will be issued to Hexcel's present shareholders. Each present shareholder will receive 1.71 Rights for each share of Hexcel Common Stock held by it. Each Right will entitle the holder thereof to purchase one share of Reorganized Hexcel Common Stock for an exercise price of $2.00 per share until the expiration of the Rights Offering, which is 30 days after the Effective Date. The Rights will be freely tradeable. The Stock Purchase by Mutual Series will be for 12,500,000 shares for $2.00 per share for an aggregate of $25 million.
          Pursuant to the Stock Subscription and Standby Purchase Agreement, Mutual Series has agreed to purchase shares of Reorganized Hexcel Common Stock at the same price per share as the Rights Offering price, for an aggregate purchase price of $23 million if Class 9 accepts the Plan and $25 million if Class 9 rejects the Plan on the Effective Date, simultaneously with the commencement of the Rights Offering. Accordingly, Hexcel will receive an aggregate amount of $40 million from the Stock Purchase and the Rights Offering if

Class 9 accepts the Plan, and $50 million if Class 9 rejects the Plan.
          2. TREATMENT OF PRINCIPAL MUTUAL CLAIMS. Whereas other senior lenders are to be paid their Allowed Claims in Cash on the Distribution Date, Principal Mutual has agreed to remain as a lender to Hexcel, to modify certain covenants in its $30 million 10.12% Principal Mutual Note agreement with Hexcel which Hexcel believes would prevent Hexcel from securing the Exit Financing Facility and to modify the prepayment premium provided for in that agreement. On account of its Claims, Principal Mutual will receive Cash in the approximate amount of $810,000, representing the amount of principal and accrued and unpaid interest on the Principal Mutual 8.75% Note at the contract non-default rate; Cash in the approximate amount of $3,037,000, representing the unpaid accrued interest on the Principal Mutual 10.12% Note at the contract non-default rate; 1,629,756 shares of Reorganized Hexcel Common Stock; and the Amended and Restated Principal Mutual 10.12% Note in the principal amount of $30 million. By agreeing to this treatment, Principal Mutual has made it possible for Hexcel to use the Cash to be generated by the Rights Offering and Stock Purchase to pay the Claims of other senior creditors in full in Cash on the Distribution Date.
          3. TREATMENT OF BNP CLAIMS AND RENEWAL AND EXTENSION OF THE LETTERS OF CREDIT. Prior to the Petition Date, BNP had issued eight letters of credit to provide credit enhancement to Hexcel's obligations on various industrial development revenue bonds ("IDRB'S"). Under the Plan, BNP will receive (i) Cash in the amount of $181,931.54 for all prepetition unreimbursed drawings under seven of the eight letters of credit (the "BNP Letters of Credit"), draw fees, letter of credit fees, attorneys' fees and fees and expenses paid by BNP to the remarketing agent for the IDRB's; (ii) Cash in the amount of all post-petition unreimbursed drawings under the BNP Letters of Credit and unpaid accrued interest thereon at the contract non-default rate, and draw fees, letter of credit fees and expenses paid by BNP to the remarketing agent for the IDRB's for which BNP is entitled to reimbursement under the terms of the seven related BNP Reimbursement Agreements; and (iii) payment of Cash in the amount of $502,000 as a one-time reinstatement and extension commitment fee for BNP's extension of the seven BNP Letters of Credit. In return, BNP will extend the maturity of the seven BNP Letters of Credit to October 1, 1998; waive all prior defaults under the seven related BNP Reimbursement Agreements and modify those seven BNP Reimbursement Agreements with Hexcel to, among other things, modify covenants which Hexcel believes would prevent Hexcel from securing the Exit Financing Facility; and the letter of credit commitment fees and the interest rate on the Liquidity Reimbursement Obligations (as defined in the those seven BNP Reimbursement Agreements) and all other obligations under those seven BNP Reimbursement Agreements will be increased. Commencing 90 days after the Effective Date and every three months thereafter until the expiration of the BNP Letters of Credit, Reorganized Hexcel will deposit $600,000 per quarter into a sinking fund in which BNP and/or the trustees for the IDRB's will hold a first priority security interest to secure the Debtor's obligations under the seven BNP Reimbursement Agreements, subject to the right of Reorganized Hexcel to use all or a portion of the sinking fund to reduce the available amounts of the seven related BNP Letters of Credit by the optional redemption of IDRB's in a like principal amount. All net proceeds from the sale, disposition or refinancing of any assets financed by the IDRB's will be applied to the reduction of the available amounts of the seven BNP Letters of Credit by optional redemption of the IDRB's or will be deposited into the sinking fund. Such net proceeds may, at the option of Reorganized Hexcel, be credited against the $600,000 quarterly deposit referred to above.
          The eighth letter of credit (the "BNP Ottawa Letter of Credit") was issued by BNP in connection with IDRB's issued with respect to a facility which has been sold by Hexcel to Cambrex Corporation ("Cambrex"). Cambrex has assumed Hexcel's liabilities with respect to such IDRB's, including Hexcel's liabilities to BNP with respect to the BNP Ottawa Letter of Credit and the related reimbursement agreement. With respect to the BNP Ottawa Letter of Credit and related reimbursement agreement, as of the Effective Date either (i) the BNP Ottawa Letter of Credit shall have been cancelled and replaced by a substitute letter of credit provided by Cambrex, (ii) BNP shall have been furnished by Cambrex with a standby letter of credit or other security reasonably satisfactory to BNP to secure the Debtor's liability to BNP under the BNP Ottawa Letter of Credit, or (iii) BNP will (1) reinstate the BNP Ottawa Letter of Credit, (2) waive all defaults under the related reimbursement agreement through the Effective Date and in connection with consummation of the Plan; and (3) the related reimbursement agreement will be amended and restated to (x) change the covenants so that consummation of the Plan and the establishment of the Exit Financing Facility obtained to satisfy the condition precedent described in Section 10.1 of the Plan will not cause or constitute a default thereunder, and (y) contain such representations, warranties, conditions, covenants and other terms, including restrictions on existing and additional indebtedness, restrictions on existing and additional liens and encumbrances, financial covenants, and default provisions (but not any increases in rates or fees), as BNP and the Debtor may agree with respect to the other Amended and Restated BNP Reimbursement Agreements.
          4. TREATMENT OF THE SUBORDINATED DEBENTURES. The Plan provides for conversion of the Class 9 Subordinated Debentures into Reorganized Hexcel Common Stock if Class 9 accepts the Plan, and the Reinstatement of the Subordinated Debentures if Class 9 rejects the Plan. Thus, if Class 9 accepts the Plan, holders of Subordinated Debentures will receive their ratable share of 9,703,050 shares of Reorganized Hexcel Common Stock, representing 27.6537% of the pro-forma fully diluted ownership of the reorganized company (without giving effect to dilution as a result of stock options or management stock purchases). If the Class of Subordinated Debentures rejects the Plan, the Subordinated Debentures will be Reinstated and rendered unimpaired.
          5. SUMMARY OF CLASSIFICATION AND TREATMENT OF ALL CLAIMS AND EQUITY INTERESTS UNDER THE PLAN. The following table briefly summarizes the classification and treatment of all Claims and Equity Interests under the Plan. The recoveries set forth below are merely estimated recoveries based upon various assumptions. The estimated recoveries assume that if the Class of Subordinated Debentures accepts the Plan, approximately 26,587,719 shares of Reorganized Hexcel Common Stock and Rights to purchase approximately 8,500,000 shares of Reorganized Hexcel Common Stock will be issued under the Plan to holders of Claims and Interests, while if the Class of Subordinated Debentures rejects the Plan, approximately 17,884,669 shares of Reorganized Hexcel Common Stock and Rights to purchase 12,500,000 shares of Reorganized Common Stock will be issued under the Plan to holders of Claims and Interests. For a discussion of the valuation of the Reorganized Hexcel Common Stock and Rights, see Section IX., "Reorganization Values." There is no assurance that the Reorganized Hexcel Common Stock issued under the Plan will actually trade at the projected reorganization value. For a complete description of the risks associated with the recoveries provided under the Plan, see
Section X., "Certain Risk Factors To Be Considered."
          The Plan designates 10 Classes of Claims and 2 Classes of Equity Interests. These Classes take into account the differing nature and priority under the Bankruptcy Code of the various Claims and Equity Interests.

                       SUMMARY OF CLASSIFICATION AND TREATMENT
                OF ALL CLAIMS AND EQUITY INTERESTS UNDER THE PLAN(3)


                           Type of Claim or
Class                      Equity Interest                             Treatment
- - -----                      ---------------                             ----------
 --                 Administrative Expense Claims      Unimpaired; paid in full in Cash on the Effective Date, or in accordance with the terms and conditions of transactions or agreements relating to obligations incurred in the ordinary course of business during the pendency of the Chapter 11 Case or assumed by the Debtor in Possession.

 --                 Priority Tax Claims                Unimpaired; at the option of Reorganized Hexcel either paid in full, in Cash on the Effective Date, or paid over a six-year period from the date of assessment as provided in section 1129(a)(9)(C) of the Bankruptcy Code with interest payable at a rate of 7% per annum or as otherwise established by the
                                                       Bankruptcy Court.

  1                 Other Priority Claims              Unimpaired; paid in full in Cash on the Effective Date.

  2                 Secured Claims                     Unimpaired; Reinstated.

  3                 IDRB Claims                        Unimpaired; Reinstated.



- - ---------------------
3    This table is only a summary of the classification and treatment of Claims and Equity Interests under the Plan.  Reference should be made to the entire Disclosure Statement and the Plan for a complete description of the classification and treatment of Claims and Equity Interests.



                           Type of Claim or
Class                      Equity Interest                             Treatment
- - -----                      ---------------                             ----------

  4                   BNP Claims                       Impaired; Cash in the amount of $181,931.54 for all prepetition unreimbursed drawings under the seven BNP Letters of Credit, draw fees, letter of credit fees, attorneys' fees and prepetition fees and out-of-pocket expenses paid by
                                                       BNP to the remarketing agent for the IDRB's; Cash in the amount of all post-
                                                       petition unreimbursed drawings under the seven BNP Letters of Credit and unpaid accrued interest thereon at the contract non-default rate, and draw fees, letter of credit fees and expenses paid by BNP to the remarketing agent for the IDRB's for which it is entitled to  reimbursement under the terms of the seven BNP Reimbursement Agreements; and Cash on the Effective Date in the
                                                       amount of $502,000 as a one-time reinstatement and extension commitment fee.
                                                       BNP will extend the expiration date of the seven BNP Letters of Credit to
                                                       October 1, 1998, and waive all prior defaults under the seven related BNP
                                                       Reimbursement Agreements; the seven BNP Reimbursement Agreements will be amended and restated to amend certain covenants and increase commitment fees and interest rates on Liquidity Reimbursement Obligations and other obligations; Hexcel will deposit $600,000 sinking fund payments every 3 months to secure the seven BNP Reimbursement Agreements or redeem a like amount of IDRBs.  With respect to an eighth letter of credit and reimbursement agreement relating to IDRBs issued in connection with a facility sold by Hexcel, either the purchaser of the facility will

  4                 BNP Claims                         provide a substitute letter of credit and BNP's letter of credit will be cancelled, or such purchaser will provide BNP with a standby letter of credit to secure Hexcel's obligations to BNP with respect to BNP's letter of credit and related reimbursement agreement, or BNP will reinstate, but not extend, such letter of credit and waive all prior defaults, and amend certain covenants, under the related reimbursement agreement.

  5                 General Unsecured Claims           Impaired; paid in full in Cash on the Distribution Date.

  6                 Principal Mutual Claims            Impaired; Cash on the Effective Date in the amount of the outstanding principal amount of, and unpaid accrued interest on, the Principal Mutual
                                                       8.75% Note; Cash on the Effective Date in the amount of the unpaid accrued interest on the Principal Mutual 10.12% Note through the last interest payment date falling on or prior to the Effective Date; 1,629,756 shares of
                                                       Reorganized Hexcel Common Stock; and the $30 million Amended and Restated
                                                       Principal Mutual 10.12% Note.


                           Type of Claim or
Class                      Equity Interest                             Treatment
- - -----                      ---------------                             ----------

  7                 Environmental Claims               Impaired; each Environmental Claim will receive distributions in accordance with the provisions of Section 4.7 of the Plan if, as and when such Claim is
                                                       Allowed.

  8                 Intercompany Claims                Impaired; the holder of the Hexcel Lyon Claim will receive the Hexcel Lyon
                                                       Note; each holder of an Other Intercompany Claim will receive Cash in an amount equal to such holder's Other Intercompany Claim 30 days after payment in full of the Amended and Restated Principal Mutual 10.12% Note.

  9                 Subordinated Debenture Claims      Impaired if Class 9 accepts the Plan, each holder of an Allowed Subordinated
                                                       Debenture Claim shall receive its ratable share of 9,703,050 Shares of
                                                       Reorganized Hexcel Common Stock; if Class 9 rejects the Plan, the
                                                       Subordinated Debentures will be Reinstated and rendered unimpaired.

 10                 Section 510(b) Hexcel Common Stock Impaired; each holder shall receive its ratable share of 100,000 shares of
                    Trading Claims                     Reorganized Hexcel Common Stock.

 11                 Hexcel Common Stock                Impaired; if Class 9 accepts the Plan, each holder of Common Stock will receive, for each two shares of Common Stock, one share of Reorganized Hexcel
                                                       Common Stock; in addition, for each share of Common Stock, such holder will receive 1.1628 Rights to purchase Reorganized Hexcel Common Stock; each Right will entitle the holder to purchase one share of Reorganized Hexcel Common
                                                       Stock for $2.00 in Cash.  If Class 9 rejects the Plan, each holder of Common
                                                       Stock will receive, for each two shares of Common Stock, one share of
                                                       Reorganized Hexcel Common Stock; in addition, for each share of Common Stock, such holder will receive 1.71 Rights to purchase Reorganized Hexcel Common
                                                       Stock; each Right will entitle the holder to purchase one share of
                                                       Reorganized Hexcel Common Stock for $2.00 in Cash.  The old Common Stock
                                                       shall be cancelled and extinguished as of the Effective Date.

 12                 Hexcel Options                     Impaired; holders of Hexcel Options will receive no distributions under the
                                                       Plan and the Hexcel Options will be cancelled.

- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

          For a more detailed explanation of the time and manner of distributions under the Plan, see Section V.B.5, "The Plan of Reorganization -- Time and Method of Distributions Under the Plan."

          6.   SUMMARY OF OWNERSHIP OF REORGANIZED
               HEXCEL COMMON STOCK
               ------------------------------------

          The following table summarizes the approximate percentage ownership interest of Reorganized Hexcel Common Stock following the Distribution Date (without giving effect to the dilution resulting from the exercise of options to be issued pursuant to the New Long Term Incentive Plan and management stock purchases), assuming that (i) Class 9 (Subordinated Debentures) accepts the Plan and (ii) holders of Common Stock exercise all the Rights distributed to them:

          Existing Shareholders              34.6415%
          Section 510(b) Trading Claims       0.285%
          Holders of Subordinated Debentures 27.6547%
          Principal Mutual                    4.6448%
          Mutual Series                       32.775%
                                             --------
                                             100.00%

          The following table summarizes the approximate percentage ownership interest of Reorganized Hexcel Common Stock following the Distribution Date (without giving effect to the dilution resulting from the exercise of options to be issued pursuant to the New Long Term Incentive Plan and management stock purchases and possible conversion of the Subordinated Debentures after the Effective Date), assuming that (i) Class 9 rejects the Plan and (ii) holders of Common Stock exercise all the Rights distributed to them:
          Existing Shareholders              53.16798%
          Section 510(b) Trading Claims       0.32911%

          Principal Mutual                    5.36374%
          Mutual Series                      41.13917%
                                             ---------
                                             100.00%

                            III.  GENERAL INFORMATION
A.   DESCRIPTION AND HISTORY OF BUSINESS
          Hexcel, directly and through its non-debtor subsidiaries, is an international developer and manufacturer of honeycomb, advanced composites, reinforcement fabrics and resins used in commercial aerospace, space and defense, general industrial and other markets throughout the world. The Company(4) is headquartered in Pleasanton, California and, directly and through its subsidiaries, operates plants in the United States and Europe.
          Founded in 1946, Hexcel Corporation was initially incorporated in California in 1948, and reincorporated in Delaware in 1983. The founders of the Company, Roger Steele and Roscoe Hughes, spent two years after World War II researching a form of structural material which became known as "honeycomb". Aerospace applications were developed by sandwiching honeycomb between a variety of materials to form lightweight but very strong panels. In 1948, the Company obtained its first contract from the Industrial Planning Division at Wright-Patterson Air Force Base to research and

- - ------------------------
4 Unless otherwise specified herein, references to Hexcel refer to the Debtor, and reference to the "Company" refers to the Debtor and its wholly-owned subsidiaries, which are not debtors under chapter 11.

develop method, materials, and equipment to produce fiberglass-plastic honeycomb. In 1949, the Company won and successfully completed its first manufacturing contract to produce fiberglass honeycomb for the B-36 bomber.
          By 1954, sales reached almost $2 million, and doubled the following year, with the Company's expanded product line, which included aluminum and stainless steel honeycomb. Even at this early stage of its history, the Company's sales had already become highly dependent upon unpredictable variations in military spending. Recognizing that the Company's greatest strength was its reputation for technological leadership, management made significant investments in research and development, and by 1959 had begun submitting non-proprietary ideas to governmental and industrial agencies for funding. Therefore, R&D not only supported the Company's industry leadership, but also became a source of corporate revenue, a strategy which has continued into the 1990's.
          From the 1960's through the mid-1980's, the Company grew largely through acquisitions, financed by both cash and Hexcel shares. In 1968, Hexcel acquired the assets of Coast Manufacturing & Supply Co. ("Coast") based in Livermore, California, an acquisition which included three of the present manufacturing plants (Livermore, California; Seguin, Texas; and Lancaster,
Ohio). Coast had been Hexcel's principal supplier of pre-impregnated glass cloth used to make fiberglass core. In 1969, the Company acquired Rezolin, Inc., a manufacturer of resins with plants in St. Ouen L'Aumone, France and Chatsworth, California. The Company then acquired a series of specialty chemical companies, starting in 1973 with Fine Organics Corporation ("Fine Organics") in Lodi, New Jersey, followed in 1977 with the Sumner Division of Miles Laboratories in Zeeland, Michigan and in 1981 with Seal Sands Chemical Co. Ltd. in Teesside, England.
          In 1980, the Company acquired a manufacturer of brazed and welded honeycomb, Metallurgical Consultants, Inc., located in Montebello, California. Also, in 1980, the Company purchased a 50% interest in the Lyon, France reinforcement fabrics division of J.P. Stevens & Co., Stevens-Genin, S.A. (renamed Hexcel, S.A.); the remaining 50% was acquired in 1985. In 1984, the Company acquired Dittmer & Dacy, Inc., a producer of carbon composite parts, in San Diego, California and in 1985 it purchased the assets of APCO, a resin manufacturer located in El Segundo, California. In 1986, the Company bought the assets of Hi-Tech Composites, Inc., including facilities in Gastonia, North Carolina and Reno, Nevada and in 1987, the Company acquired the common stock of Knytex, Inc., located in Seguin, Texas, which added to the Company's reinforcement fabrics product line.
          With the growth of military spending during the Reagan and Bush Administrations in the 1980's, the Company increased its concentration in the aerospace business. Both military and commercial aerospace represented strong markets for the Company's honeycomb and advanced composites product lines. By the late 1980's, the Company was investing heavily in related plant and equipment, as well as in R&D infrastructure, to service what management perceived to be an expanding future for the commercial and military aerospace business. This period was highlighted by a $25 million investment in a facility in Chandler, Arizona, tied closely to the B-2 or Stealth Bomber project for which Hexcel provided "low observable" ("LO") materials. Management had projected revenues of approximately $500 million from the B-2 program over the life of the contract from the expected production of 133 of these planes. However, with the reduction of the Soviet military threat and the defeat of their weapons systems in the Persian Gulf War in 1991, political pressure within the U.S. to end large military expenditures for new weapons systems was immediate. For example, it now appears that no more than 22 B-2 Bombers may be built, unless additional funding is approved by Congress. Unfortunately, a nearly simultaneous negative trend developed in new aircraft demand for commercial aviation in the early 1990's due to the financial problems of airlines worldwide.
          The Company's ramp-up of worldwide production capability during the late 1980's to satisfy projected aerospace opportunities left the Company with too much production capacity for the declining demand that resulted in the 1990's. Also remaining was the dual legacy of a debt structure with which the Company's 1980's expansion had been financed and an overhead and R&D structure no longer directly or indirectly absorbed by defense contracts. Obviously unprofitable and non-synergistic businesses were disbanded or divested. The Company sold, among other things, the brazed and welded honeycomb business in City of Industry, California in 1991, the fine chemicals operation located in Zeeland, Michigan in 1992 and the remaining fine chemical business located in Teesside, England in January 1994.
          Early in 1993, the Company's prior management began to attempt to restructure its overall business, including streamlining its organizational chart and facilitating the downsizing of the Company, taking cognizance of the fact that the Company had become almost exclusively a structural materials manufacturer. The effectiveness of these efforts, however, was impeded by the Company's financial difficulties culminating in the chapter 11 filing on December 6, 1993 (see Section III.P, "Events Leading to the Commencement of the Chapter 11 Case").
          A second aspect of the restructuring of the Company's operations is the consolidation of its manufacturing plants. A difficult process under most circumstances, in the Company's case, moving operations from one location to another requires the recertification by customers of certain processes and equipment used to produce products for the aerospace industry. Thus, the move of Hexcel's honeycomb products business from its 30-year old plant in Graham, Texas, which commenced in April 1993, primarily to its facilities in Arizona (with smaller segments to be distributed to other plants in the United States and Europe), has involved challenging transfers of process know-how. The effectiveness of the move was impaired by inadequate process documentation, deficient management information systems, and insufficient incentives to motivate the movement of hourly workers familiar with plant operations.
          In order to complete its restructuring program and to maintain ongoing operations, the Company needed substantial additional financing and a restructuring of its U.S. debt. Negotiations were ongoing with existing senior U.S. lenders throughout most of 1993 to obtain this financing and restructure the Company's domestic obligations. Alternative financing sources were also pursued including debt and equity arrangements. These efforts failed and, lacking any viable alternative, Hexcel filed a voluntary petition for relief under the provisions of chapter 11 of the federal bankruptcy laws on December 6, 1993. For a detailed discussion of the Company's growing liquidity and other problems in 1993 which led to the chapter 11 filing, see Section III.P, "Events Leading to the Filing of the Chapter 11 Case".

B.   SIGNIFICANT PRODUCT LINES

     1.  HONEYCOMB

          The Company has been the world leader in developing and manufacturing honeycomb for over 45 years. Honeycomb is a unique, lightweight, cellular structure composed generally of hexagonal cells nested together, similar in appearance to a cross-sectional slice of a beehive. The hexagonal shape of the cells gives honeycomb a high strength-to-weight ratio when used in "sandwich" form, and a uniform resistance to crushing under pressure. These characteristics are combined with the physical properties of the material from which the honeycomb is made to meet various engineering requirements.
          The Company produces honeycomb from a number of metallic and non-metallic materials. Most metallic honeycomb is made of aluminum and is available in a selection of alloys, cell sizes and thicknesses. Non-metallic honeycomb materials include fiberglass; graphite; thermoplastic; Nomex-R-, a non-flammable aramid fiber paper; Kevlar-R-, an aramid fiber; and several other specialty materials.
          The Company sells honeycomb in standard blocks and sheets of honeycomb core, and adds value by contouring and machining the core into complex shapes to meet customer specifications. In addition, honeycomb is fabricated into bonded panels and final bonded assemblies. In bonded sandwich panel construction, sheets of aluminum, stainless steel, resin-impregnated reinforcement fiber "skins" or other laminates are bonded with adhesives to each side of a honeycomb core. Bonded panels are many times stronger and stiffer than solid or laminated structures of equivalent weight. Use of an autoclave allows the Company to manufacture parts requiring the high temperature and pressure necessary to produce complex bonded assemblies.

          The largest markets for the Company's honeycomb are the commercial and military aerospace markets. Advanced processing is used in the production of aircraft components such as wing flaps, ailerons and helicopter rotor blades. Specific applications include control surfaces (movable parts such as rudders, flaps, spoilers and speed brakes that control the direction or speed of an airplane); engine nacelles, cowlings, pylons and nozzles; fairings (flap track and wing-to-body); interiors (walls, floors, partitions and luggage bins); landing gear doors and access doors; wings, wing tips, wing leading edge and trailing edge panels; horizontal stabilizers; radomes; electromagnetic shielding and absorption; and satellite components.
          Non-aerospace general industrial honeycomb applications include high-speed trains and mass transit vehicles (doors, walls, ceilings, floors and external structures); energy absorption products; athletic shoe components; clean room facilities (walls and ceilings); automotive components (air flow controllers in fuel injection systems, protective head and knee restraints); portable military shelters and military support equipment; naval vessel compartments (bulkheads, water closets, doors, floor panels, partitions and bunks); and business machine cabinets.
          The Company operates seven honeycomb manufacturing and advanced processing facilities worldwide, including the Graham, Texas facility, which is scheduled to be closed by the end of 1994.

     2.  ADVANCED COMPOSITES
          Advanced composites combine high performance reinforcement fibers with resins to form a composite material with exceptional structural properties not found in the fibers or resins alone. The Company impregnates reinforcement fabrics and fibers aligned into unidirectional tapes, with resins. These materials are then partially cured under heat to produce a "prepreg."
          In addition to standard S-2-R- and E-type fiberglass, the Company produces advanced composite materials from a variety of commercially available fibers. Graphite fiber exhibits high strength and stiffness relative to weight and is sold principally for aerospace and recreational uses. Kevlar-R- is exceptionally resistant to impact and is used extensively in new generation aircraft and in various armor and protection applications. Quartz and ceramic fibers are resistant to extremely high temperatures and are used in various aerospace and general industrial applications. Electrically and thermally conductive Thorstrand-R- is used mainly by the aerospace industry. Resin systems include epoxy, polyester, bismaleimide, phenolic, cyanates and polyimide.
          Advanced composites are sold to several markets including transportation (commercial and private aircraft, mass transit, freight and passenger vehicles); space and defense (military aircraft, naval vessels, space vehicles, defense systems and military support equipment); recreation (athletic shoes, fishing rods, bicycles, tennis rackets, baseball bats, golf clubs, surfboards, snow skis and racing cars); general industrial (utility surge arrestors, antennae and insulative rods for electrical repairs); and medical (orthotics and prosthetics).
          Net sales of honeycomb and advanced composites, sold separately and together as bonded structures, were $217.7 million in 1993, $253.9 million in 1992, and $263.2 million in 1991. The decline in 1993 was due mainly to a significant drop in commercial and military aerospace business.
     3.  REINFORCEMENT FABRICS
          The Company produces woven fabrics without resin impregnation from the same fibers the Company uses to make advanced composites. These fibers include S-2 and E-type fiberglass, high strength carbon fibers, impact resistant Kevlar-R-, electrically conductive Thorstrand-R-, temperature resistant ceramic and quartz fibers, and a variety of other specialty fibers.
          The Company sells reinforcement fabrics for use in numerous applications. These include aerospace, marine (commercial and pleasure boats), printed circuit boards, metal and fume filtration systems, ballistics protection, decorative window coverings, automotive, insulation, recreation, civil engineering (architectural wraps), and other general and industrial applications.
          The Company entered into a strategic alliance with Owens-Corning Fiberglas Corporation ("Owens-Corning") in July 1993. The joint venture combined the weaving and stitchbonding technology of Hexcel Knytex with the worldwide reinforcement glass fiber manufacturing, marketing and distribution capabilities of Owens-Corning. The Knytex joint venture is a global market leader in the design and manufacture of stitchbonded, multi-layer reinforcement fabrics. The stitchbonded materials may be multiple layers of fabrics or fibers with varying orientations. For more information on Knytex, see Section III.J.1., "General Information -- Joint Ventures; Knytex".
          Net sales of reinforcement fabrics were $93.0 million in 1993, $99.2 million in 1992 and $92.4 million in 1991. As a result of the joint venture with Owens-Corning that started on July 1, 1993, the Company's 1993 sales only reflect Hexcel Knytex sales for six months of $7.0 million.
     4.  RESINS
          Resins include formulated epoxy and polyurethane products used in aerospace, electronics, automotive, medical devices and other general industrial applications. Applications for resin products include machinable tooling boards, fastcast resins, laminating resins for wet lay-up of boats, encapsulating materials for electronic circuits, adhesives and surface coatings. Net sales of resins were $27.9 million in 1993, $33.2 million in 1992 and $31.0 million in 1991. As set forth in Section IV.G., "Events During the Chapter 11 Case - Proposed Sale of Resins Business", the Company is implementing a plan for the possible sale of the resins business.

C.   PRODUCTS AND PROCESSES, RESEARCH AND DEVELOPMENT
          The Company spent $8.7 million in 1993, $10.5 million in 1992 and $10.6 million in 1991 for research and development of products and markets. This represented 2.6% of net sales in 1993, and 2.7% of sales in each of 1992 and 1991. These expenditures were expensed as incurred. The Company's materials rely primarily upon technology derived from the field of polymer chemistry.

D.   RAW MATERIALS
          The Company purchases all raw materials used in production. Aluminum and several other key raw materials are available from relatively few sources. If these materials were no longer available, which the Company does not anticipate, such an occurrence could have a material adverse effect on operations.

E.   MARKETS AND CUSTOMERS
          The Company's materials are sold for a broad range of uses. The following table displays the percentage distribution of consolidated net sales by market for continuing operations for the five years ended December 31, 1993:
///

                         1993    1992     1991     1990    1989
- - ----------------------------------------------------------------


Commercial aerospace     39%     43%      44%      44%     41%

General industrial
and other                45%     42%      39%      38%     35%

Space and defense        16%     15%      17%      18%     24%

- - ----------------------------------------------------------------
                        100%    100%     100%     100%    100%


          The Boeing Company ("Boeing") and Boeing subcontractors accounted for approximately 19% of 1993 sales. The loss of this business, which the Company does not anticipate, could have a material adverse effect on sales and earnings. Sales to U.S. government programs, including some of the sales to Boeing and Boeing subcontractors noted above, were 16% of sales in 1993.
          The Company's commercial aerospace and space and defense sales are substantially dependent upon the level of activity within each industry as well as acceptance by each industry of the Company's aerospace materials and services. Considerations of aircraft performance have led to the increased use of honeycomb and advanced composite materials in aircraft manufacture, particularly in newer models and development programs. However, the Company must continuously demonstrate the cost benefits of its products for aerospace applications.
          Commercial aerospace activity fluctuates in relation to two principal factors. First, the number of revenue passenger miles flown by the airlines affects the size of the airline fleets and generally follows the level of overall economic activity.
The second factor, which is less sensitive to the general economy, is the replacement and retrofit rates for existing aircraft. These rates, resulting mainly from obsolescence, are determined in part by Federal Aviation Administration regulations as well as public concern regarding aircraft age, safety and noise. Also, these rates may be affected by the desire of airlines for higher payloads and more fuel efficient aircraft, which in turn is influenced by the price of fuel.
          Commercial aircraft build rates, based on the number of aircraft delivered, declined by more than 20% from 1992 to 1993. Major aircraft builders have announced significant personnel reductions which began in 1993 and are expected to continue through 1994 into 1995. Based on current projections of aircraft build rates, the Company believes that the commercial aerospace market will likely continue to decline at least through 1995.
          The Company believes activity within the military aerospace industry fluctuates in relation to world tensions and the attitudes of the current Administration and Congress toward defense spending. Since 1987, the aircraft procurement budget of the U.S. Department of Defense has declined by more than 40%. Political changes in Eastern Europe, the former Soviet Union, and the Middle East, combined with strong sentiment toward reduced defense spending indicate that military procurement will continue to contract through 1994 and beyond. Accordingly, the Company's sales to space and defense markets, particularly military aerospace, continue to decline. In 1993, space and defense sales decreased to $55.8 million from $59.4 million in 1992, and $67.3 million in 1991. The Company believes the space and defense markets for its products will continue to shrink, and is currently evaluating its future involvement in these markets.
          The B-2 program, which began in the mid-1980's, has accounted for a significant portion of the Company's recent space and defense sales. Program delays and scheduling changes began in 1989. Orders then dropped far below the level anticipated when the program began. The outlook beyond 1995 is extremely uncertain. Originally, the Company expected to generate approximately $500 million in revenues over the life of the B-2 program. As a result of substantially lower orders, revenues are now expected to total approximately $100 million, most of which has already been earned.
          B-2 program reductions have resulted in substantial underutilized capacity at the Chandler, Arizona plant. For 1993, the Company negotiated to bill the current unabsorbed fixed costs to the Northrop Grumman Corporation ("Northrop"), the program's prime contractor, contingent upon government acceptance of this billing practice. In 1992 and 1991, the Company deferred unabsorbed fixed costs of $2.0 million and $2.4 million, respectively. Hexcel filed a claim for equitable relief associated with this program in connection with the underutilized capacity at the Chandler and other plants. In addition to pursuing that claim, the Company has proposed an agreement with Northrop to sell materials for the B-2 on a more profitable basis to the Company, and is also considering a sale of certain assets to Northrop which will allow it to complete the program. See Section IV.E., "Events During the Chapter 11 Case -- Development and Implementation of Strategic Business Plan."
          The Company's contracts to supply materials for military and some commercial projects contain provisions for termination at the convenience of the U.S. government or the buyer. Hexcel is subject to U.S. government cost accounting standards, which are applicable to companies with more than $25 million (increased from $10 million in November 1993) of government contract or subcontract awards each year.
          Hexcel, as a defense subcontractor, is subject to U.S. government audits and reviews of negotiations, performance, cost classifications, accounting and general practices relating to government contracts. The Defense Contract Audit Agency reviews cost accounting and business practices of government contractors and subcontractors including Hexcel. Hexcel has been engaged in discussions on a number of cost accounting issues which could result in claims by the government. Some of these issues have already been resolved and management believes, based on available information and Hexcel's assertion of a right of offset among individual issues, that it is unlikely these items in the aggregate will have a material adverse effect on the earnings or financial position of the Company.
          Hexcel has a facility security clearance from the United States Department of Defense. A portion of the Company's sales and other revenues in 1993 was derived from work requiring this clearance. Continuation of this clearance requires that Hexcel remain free from foreign ownership, control or influence (FOCI). Management does not believe there is presently any substantial risk of FOCI that will cause the facility security clearance to be revoked.

F.   MARKETING
          A staff of salaried market managers, product managers and salespeople market the Company's products directly to customers. The Company also uses independent distributors and/or manufacturer representatives for certain products and markets, including reinforcement fabrics and resins.

G.   BACKLOG
          The backlog of orders for aerospace materials to be filled within 12 months was $61.6 million at December 31, 1993, $100.5 million at December 31, 1992 and $118.8 million at December 31, 1991. A major portion of the backlog is cancelable without penalty. Aerospace backlog continued to decline for a number of reasons, primarily the shrinking commercial and military aerospace market.
In addition, the
aerospace industry is gradually moving toward "just-in-time" inventory delivery and shorter lead time requirements to reduce investment in inventory and the effect of order cancellations.
          Orders for aerospace materials generally lag behind the award of orders for new aircraft by a considerable period. Thus, the level of new aircraft procurement normally will not have an impact on aerospace orders received by the Company for about one to three years, depending on the nature of the product, manufacturer and delivery schedules.
          Backlog for non-aerospace materials amounted to $29.1 million at December 31, 1993 compared with $16.8 million at December 31, 1992 and $20.2 million at December 31, 1991. Most of the Company's backlog is expected to be filled within six months. Markets for the Company's products outside aerospace are generally highly competitive requiring stock to be on hand for immediate sale or short lead times for delivery. The backlog for non-aerospace markets increased as the Company developed new applications for existing products and the economy in the U.S. began to recover in the second half of 1993.

H.   INTERNATIONAL OPERATIONS
          In addition to exporting from the United States, the Company serves foreign markets through four European operating subsidiaries located in Belgium (Hexcel S.A.), France (Hexcel Lyon and Hexcel France) and the United Kingdom (Hexcel U.K.).

Each of these subsidiaries maintains manufacturing and marketing facilities.
The Company also maintains sales offices in Australia, Brazil, Germany, Italy, Japan and Spain. All Company materials, with the exception of classified U.S. military materials, are marketed throughout the world.
          The following table displays the domestic and international net sales, income (loss) before income taxes, identifiable assets, capital expenditures and depreciation and amortization for continuing operations by geographic area as of December 31, 1993, 1992, and 1991 and for the years then ended. International net sales consist of the net sales of international subsidiaries, sold primarily in Europe, and U.S. exports:


- - ----------------------------------------------------------------
 (amounts in thousands)             1993       1992         1991
- - ----------------------------------------------------------------
 Net sales:

   United States                $193,641   $216,171     $210,490
   International                 144,927    170,118      176,094
- - ----------------------------------------------------------------
   Consolidated                 $338,568   $386,289     $386,584
- - ----------------------------------------------------------------
- - ----------------------------------------------------------------
 Income (loss) before
 income taxes:

   United States               $(61,818)  $(10,743)       $2,725
   International                (18,437)   (13,312)        1,872
- - ----------------------------------------------------------------
   Consolidated                $(80,255)  $(24,055)       $4,597
- - ----------------------------------------------------------------
- - ----------------------------------------------------------------
 Identifiable assets:

   United States                $169,621   $194,925     $199,569
   International                  98,740    115,925      143,737
- - ----------------------------------------------------------------
   Consolidated                 $268,361   $310,850     $343,306
 ----------------------------------------------------------------
- - ----------------------------------------------------------------
 Capital expenditures:
   United States                  $4,694    $11,044       $9,966
   International                   1,848      6,049        4,762
- - ----------------------------------------------------------------
   Consolidated                   $6,542    $17,093      $14,728
- - ----------------------------------------------------------------
- - ----------------------------------------------------------------
 Depreciation and
 amortization:
   United States                 $10,118    $10,774      $10,530
   International                   5,722      4,960        4,891
- - ----------------------------------------------------------------
   Consolidated                  $15,840    $15,734      $15,421
- - ----------------------------------------------------------------
- - ----------------------------------------------------------------


I.  HEXCEL S.A.

          The downturn in the worldwide aerospace business and difficult economic conditions in Europe have resulted in poor financial performance by Hexcel S.A., Hexcel's wholly-owned Belgian subsidiary. This subsidiary has experienced a 40% sales decline and significant operating losses over the past two years. Sales are not expected to improve in 1994, and interest costs and restructuring actions continue to consume cash. Hexcel S.A. is also investigating alleged product claims which could require additional cash outlays.
          On March 16, 1994 the commitment of credit facilities to Hexcel S.A. by its existing bank lenders expired. The Company concluded that in order to continue to restructure Hexcel S.A.'s operations to return the subsidiary to positive cash flow and to induce its existing bank lenders to recommit the existing credit lines, it was necessary to recapitalize the subsidiary. On June 8, 1994 the Company obtained Bankruptcy Court authority to enter into certain transactions necessary to stabilize Hexcel S.A.'s finances and to induce Hexcel S.A.'s existing bank lenders to agree to a two year lending commitment. These transactions included the infusion of 200 million Belgian Francs (approximately $6 million) in cash. (See Section IV.F., "Events During the Chapter 11 Case -- Approval of Transactions with Hexcel S.A."). Based upon these transactions, Hexcel S.A.'s existing bank lenders have entered into an agreement to commit their existing credit lines, which total in excess of $18 million, for a period of two years. The Company has injected 100 million Belgian Francs into Hexcel S.A. and will inject a further 100 million Belgian Francs before the end of September, 1994. These actions have stabilized the finances of Hexcel S.A. and will permit it to conclude its restructuring programs focused on restoring its operations to financial health.
J.   JOINT VENTURES
          The Company has entered into three joint ventures since 1990:
          1. KNYTEX. The Company entered into a joint venture with Owens-Corning in June 1993. The venture is a strategic alliance which combines the stitchbonding capability of the Company with the reinforcement glass manufacturing, marketing and distribution expertise of Owens-Corning to produce and market stitchbonded fabrics worldwide. The venture began operations in July 1993 after the Company sold 50% of the Knytex business to Owens-Corning and contributed the remaining 50% to the venture. The Company received proceeds of $4.5 million and recorded a gain of approximately $1.5 million related to the sale. The Company owns 50% of the Knytex venture, which had revenues during the six months ended December 31, 1993 of $6.8 million.
          2. HEXCEL-FYFE. The Company entered into a joint venture with Fyfe Associates in October, 1992. Hexcel-Fyfe will sell and apply high strength architectural wrap primarily for the seismic retrofitting and strengthening of bridges and other structures. The major January 17, 1994 earthquake in Los Angeles demonstrated the capability of the product, as certain test sites near the epicenter survived with no damage. The Company owns 40% of the venture, and Fyfe Associates owns the remainder. Revenues of the venture were not significant in 1993 or 1992. On June 22, 1994, the Bankruptcy Court granted Hexcel's motion to assume the Hexcel-Fyfe joint venture agreement.
          3. DIC - HEXCEL LTD. In 1990, the Company entered into a joint venture with Dainippon Ink and Chemicals ("DIC") for the production and sale of Nomex honeycomb, advanced composites and decorative laminates for the Japanese market. Construction of a manufacturing facility in Komatsu, Japan began in 1992. The manufacture and sale of the decorative laminates product line has commenced, and pre-qualification manufacturing trials of honeycomb and composites are being made. The Company owns 50% of this venture.
          The significant reduction in demand for commercial aircraft has reduced the size of the Japanese market for honeycomb and composites from that envisioned when this joint venture was formed. There have also been changes in the competitive environment. These changes have raised serious questions as to the economic potential of the joint venture with DIC. The venture currently has a negative cash flow which is expected to continue for several years until the venture achieves a level of sales that will provide a break-even cash flow. The Company is engaged in discussions with DIC as to the future of the venture in light of these market changes and continuing cash needs, and is considering whether to take steps to significantly reduce or totally eliminate its participation in the joint venture.

          The Company's joint venture with DIC required that the venture incur significant debt to fund the construction of its Komatsu, Japan plant. Under the joint venture agreement, DIC agreed to guarantee all bank debt incurred by the venture, and Hexcel provided an undertaking that in the event the venture went into liquidation, it would reimburse DIC for 50% of any bank loans satisfied by DIC under its guarantees, net of any proceeds from the sale in liquidation of the venture's assets. The venture will need either to borrow further substantial sums or obtain cash equity infusions from its investors to continue to fund its operations in the coming years.
          DIC has filed an unliquidated, contingent claim with respect to Hexcel's undertaking. The bank debt of the venture is currently Yen 1,939 (approximately $19.5 million). Hexcel's contingent liability to DIC is approximately one half of the excess of $19.5 million bank debt over any net proceeds from the sale of the venture's assets, if any remain after payment of claims of greater priority. Because the Company is in discussions with DIC as to the future of the venture that might lead to elimination of its participation in the venture, DIC's claim of up to $9.75 million may be liquidated in whole or in part before the end of 1994. Accordingly, the estimated contingent liability to DIC has been provided for in Hexcel's Projected Financial Information (Exhibit E).

K.   DISCONTINUED OPERATIONS
          In November 1990, the Company announced plans to sell the fine chemicals business. On March 31, 1992, the Company sold the U.S. fine chemicals business located in Zeeland, Michigan. On January 31, 1994, the Company sold the European fine chemicals business located in Teesside, England, thus completing the divestiture of discontinued operations.

L.   COMPETITION
          In the production and sale of its materials, the Company competes with numerous U.S. and international companies on a worldwide basis, many of which are considerably larger than the Company in size and financial resources. For example, the Company competes with one major international manufacturer of honeycomb, advanced composites, reinforcement fabrics and resins, as well as several other major companies on specific products. The Company also competes with many smaller U.S. and international manufacturers.
          The broad markets for Company products are highly competitive. The Company has focused on both specific markets and specialty products within markets to gain market share. The Company's materials compete with substitute structural materials, including building materials such as structural foam, metal, wood and other engineered material. Depending upon the material and markets, relevant competitive factors include price, delivery, service, quality and product performance.

          Although the markets for the Company's honeycomb materials are highly competitive, management knows of no other manufacturer that has produced and sold as much non-paper honeycomb as the Company during the last five years. While industry statistics are not available, management believes on the basis of market research that the Company currently produces and sells the largest share of metallic and non-metallic honeycomb used in the world. The Company continues to maintain this competitive edge through the development of new honeycomb materials for the markets it serves.

M.   PATENTS AND KNOW-HOW
          Management believes the ability to develop and manufacture materials is dependent upon the know-how and special skills within the Company. In addition, the Company has obtained and presently owns a number of patents, patent applications, and patent and technology licenses. It is Company policy to enforce the proprietary rights of the Company. To that end, the Company has several patent infringement lawsuits pending. Management believes the patents and know-how rights currently owned are adequate for the conduct of business. In the opinion of management, however, no individual patent or license is of material importance.

N.   EMPLOYEES
          At May 31, 1994, the Company employed 2,290 full-time employees, compared with 3,050 at December 31, 1992. Of these employees, 1,799 were in manufacturing and the remainder were administrative, sales, engineering, marketing, research and clerical personnel. Seventy-seven employees at one domestic plant have union affiliations. Management believes that labor relations in the Company are generally satisfactory.

O.   PROPERTIES
          The Company owns and leases manufacturing plants and sales offices located throughout the United States and in several other countries as noted below. The corporate offices and principal corporate support activities for the Company are located in leased facilities in Pleasanton, California. The central research and development laboratories for the Company are located in Dublin, California.
          The following table lists the manufacturing plants by geographic location, approximate square footage and principal products. All properties listed under the heading "United States" are owned or leased by Hexcel, and all properties listed under "International" are owned or leased by Hexcel's non-debtor subsidiaries.

                              MANUFACTURING PLANTS

                              Approximate
                                Square
        Plant Location         Footage               Principal Products
        --------------        ------------           ------------------


 United States:
   Casa Grande, Arizona              210,000  Non-metallic honeycomb,
                                              advanced honeycomb processing,
                                              advanced composites

   Chandler, Arizona                 158,000  Non-metallic honeycomb,
                                              advanced honeycomb processing,
                                              advanced composites

   Chatsworth, California(5)          42,000  Resins, tooling systems

   Livermore, California             150,000  Advanced composites

   Lancaster, Ohio                    42,000  Advanced composites
   Pottsville, Pennsylvania          100,000  Advanced honeycomb processing

   Graham, Texas                     250,000  Metallic honeycomb

   Seguin, Texas                     170,000  Woven reinforcement fabrics
   Burlington, Washington             50,000  Advanced honeycomb processing

 International:
   Welkenraedt, Belgium              205,000  Metallic and non-metallic
                                              honeycomb, advanced composites

   Swindon, England                   20,000  Non-metallic honeycomb
                                              processing

   Les Avenieres, France             373,000  Woven reinforcement fabrics,
                                              advanced composites
   St. Ouen l'Aumone,                100,000  Resins, tooling systems
   France4


          Hexcel leases the land on which the Burlington, Washington plant is located and a portion of the Casa Grande, Arizona plant. International subsidiaries lease the 20,000 square foot Swindon, England plant and 18,000 square feet of the Les Avenieres, France plant.
          In April 1993, Hexcel announced the closing of the Graham, Texas facility and the consolidation of the Graham operations into other plants. Even after the Graham closure,

- - ---------------------

4 These plants would be sold in connection with the proposed sale of the Company's resins business. See Section IV.G., "Events During the Chapter 11 Case, Proposed Sale of Resins Business."

management believes the Company has more facilities and production capacity than required by either current or projected sales levels.
          The Company sold the business located in the City of Industry in 1991, and as such, the above table excludes the related 115,000 square foot production building which is now vacant and listed for sale.
          Certain of the properties secure loans made to the Company.  See
Section V.A.2., "The Plan of Reorganization, Classification and Treatment of Claims and Equity Interests, Class 2 -- Secured Claims." In addition, substantially all U.S. equipment and fixtures, along with other personal property, secure the debtor-in-possession financing. See Section IV.C., "Events During the Chapter 11 Case -- DIP Credit Facility."

P.   EVENTS LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASE
          In December 1992, the Company initiated a restructuring program designed to improve facility utilization and determine the proper workforce requirements to support future business levels. The restructuring was necessary due to anticipated protracted weakness in the aerospace industry and the need to make aggressive cost reductions to operate profitably at lower sales levels. Restructuring actions were implemented during 1993 and included commencement of the closure of the Graham, Texas plant, personnel reductions at all remaining manufacturing facilities, and a worldwide reorganization of sales, marketing and administration.
          The weakness of business conditions and the restructuring requirements created financial strains on the Company which, in turn, precipitated severe liquidity problems that ultimately led to the chapter 11 filing. In the fourth quarter of 1992, a $23.5 million restructuring charge was taken and the Company experienced a $5.2 million operating loss (before interest and taxes) which put the Company out of compliance with certain financial covenants under its U.S. financing agreements. In order to obtain the waivers of default from revolving credit banks, and in order to obtain their consent for a proposed acquisition of certain assets and stock from BASF in the U.S. and Europe, in March, 1993, the Company entered into an amended revolving credit agreement. This amended agreement reduced the credit commitment from $35 million to $12 million; shortened the maturity by two years to March 15, 1994; required the Company to provide by July 31, 1993 collateral consisting of substantially all of its U.S. assets; and revised certain financial covenants. Consistent with prior agreements, this agreement continued to provide for a prohibition on the pledging of the Company's domestic assets, such that the consent of the existing lenders would have been necessary to secure new financing. The Company eventually was unable to complete the BASF acquisition.
          The reduction in credit availability and the depletion of cash by the operating losses in the first two quarters of 1993 resulted in insufficient cash to adequately fund the previously announced restructuring program, despite infusion of $5.5 million of one-time cash benefits from a foreign subsidiary loan and from the sale of one of the Company's fabric plants to a new joint venture. Furthermore, the operating losses and the inability to complete the planned acquisition in the first half of 1993 caused the Company to be in default under the revised bank covenants.
          As of June 30, 1993, the Company received waivers of a default through July 31, 1993 under one of the revised financial covenants. As of July 31, 1993, the U.S. banks extended the waiver of this default and also waived the covenant for collateral, both through September 15, 1993. Before considering any further amendments to the existing credit agreement, the senior lenders required the Company to submit to them a detailed business plan.
          To implement the critical changes required for Hexcel's future viability, the Board of Directors in June 1993 engaged Chanin and Company ("Chanin") to assist Hexcel with the deteriorating relationship with Hexcel's senior lenders and to aid Hexcel with its financial restructuring. Thereafter, on July 30, 1993 the Board terminated the employment of the CEO, Robert L. Witt, and elected Director John J. Lee as Chairman of the Board and Director John L. Doyle as Vice Chairman. Messrs. Lee and Doyle also were named co-CEOs of the newly formed Office of the Chief Executive, which included Donald J. O'Mara, President and Chief Operating Officer.
          Mr. Lee had just recently joined the Board in May 1993, as an outside director and Mr. Doyle was the longest standing member of the Board. Mr. Doyle's role was to oversee operations, while Mr. Lee's was to restructure the Company's finances. Under Messrs. Doyle and O'Mara, the organizational restructuring and plant consolidation continued, to the extent possible, while Mr. Lee began an accelerated effort to solve the Company's serious liquidity problems.
          During August 1993, a new corporate management team was assembled and began addressing a number of the legal and financial issues besieging the Company. Commitments were obtained from European banks to maintain critical lines of credit through March 16, 1994 relating to the Company's Belgian subsidiary, Hexcel S.A. An agreement was reached for the sale of the Company's fine chemical business in the United Kingdom which had been on the market for more than three years and which was then incurring major losses and requiring substantial amounts of cash. Hexcel began immediate corrective action for alleged noncompliance with various cost accounting standards relating to its military contracting business. In addition, a significant equipment lease commitment was eliminated, without further cost or penalty, that had contained financial covenants with which Hexcel could not comply and which was creating a destabilizing impact on its financial structure.

          It became apparent that prior management's financial strategies devised in early 1993 to deal with the liquidity issues facing day-to-day operations were unrealistic. No new credit facility had been found to replace the one obtained in March 1993, which proved to be inadequate; the proposed sale of certain assets had not been a timely and viable option; and attempts to raise cash through sale/leaseback transactions had proved unsuccessful.
          By the end of August, overdue trade payables had reached precarious levels and the Company had few options to improve its cash position. From August forward, the Company was in a constant struggle to accelerate cash collections and to negotiate progress payments from customers to raise sufficient cash to maintain operations for an adequate time to develop a workable financial solution. For example, settlement of a contract termination claim and the collection of substantial progress payments from a major customer in September helped prevent the Company from running out of cash during this period.
          Confronted by these realities, the new management team set out to persuade the senior lenders to expand their credit facilities. Since the Company had already previously agreed to provide senior lenders with a pledge of substantially all U.S. assets, and since the existing credit agreements contained a prohibition on the pledge of assets to secure any other financing, the Company's options were severely limited. Any new debt financing would have required senior lender waivers which could not be obtained absent a comprehensive debt restructuring.
          In compliance with senior lender demands, Hexcel prepared a new business plan and submitted it to the senior lenders by the end of August, 1993. Thereafter, the Company agreed to pay the cost of an independent auditing firm, Price Waterhouse & Co., hired by the senior lenders to conduct due diligence on the Company's business plan and prospects. This firm spent more than a month evaluating the Company, and management kept the senior lenders fully apprised of Hexcel's severe liquidity problems throughout the negotiations. These efforts did not persuade the lenders to enter into a debt restructuring.
          By late September, no agreement had been reached with the senior lenders and the Debtor fell into noncompliance with various financial covenants. Management's strategic plan reflected the continuing decline in the aerospace business and the need for additional restructuring actions. In September 1993, the Company announced an additional $50 million restructuring charge.
          Using the strategic plan as a general basis, the Company sought new capital from a wide variety of sources during October and November. Such new capital was needed to supplement the ongoing efforts to obtain an increased credit facility from the senior lenders. Despite the Company's precarious financial condition and the limited time frame, the new management team was successful in attracting an equity investor, Mutual Series. The transaction being considered in November 1993 provided for $40.0 million of new equity from Mutual Series, incorporated a rights offering to existing shareholders (at an exercise price equal to Mutual Series' per share purchase price) and was subject to agreement to a debt restructuring by all of Hexcel's senior lenders. Such restructuring contemplated that senior lenders would accept less than full payment of their debts in cash.
          During the final weeks prior to the filing, lenders representing most of the senior debt agreed to the proposed transaction while one member of the revolver bank group, which held a small portion of the senior debt, did not agree. Efforts to reach a compromise solution proved fruitless. Although the dissenting bank expressed a willingness to be bought out of its position on terms more favorable than those offered to other senior lenders, and the Company had arranged financing to do this, certain of the other lenders in the revolving credit bank group would not accede to the compromise.
          While these negotiations were ongoing, management made significant efforts to control cash in order to maintain operations. It initiated aggressive receivable collections including one time cash discounts. It increasingly delayed payments to vendors. However, suppliers became very anxious about the extended payments and no word of new financing from either the senior lenders or other sources. As a result, a number of key suppliers refused to ship unless Hexcel paid cash with the order or reduced outstanding balances.
          By November 22, 1993, Hexcel's cash flow was such that it had stopped paying vendors by regular checks with critical vendors being paid by wire. Only by foregoing payment of payables and through aggressive receivable collection efforts by offering one time cash discounts was the Company able to survive for the remaining weeks. During this period, and up to and including the date of the chapter 11 filing, intense negotiations continued with the senior lenders in an attempt to find a solution that would make possible the equity investment. The Company provided explicit advance notice to the senior lenders of the need to file Chapter 11 by December 6, 1993 if no agreement was reached. Unfortunately, the senior lenders failed to agree.
          Operating at critically low levels of cash, without any remaining credit availability and having already extended payments to trade vendors, the Debtor's severe liquidity problems endangered its ability to continue as a going concern. The extensive negotiations with existing senior U.S. lenders for an expanded credit facility did not yield consensus on terms for a debt restructuring with the senior lenders, which was a condition to the proposed $40 million equity investment the new management had succeeded in attracting. Without sufficient financial resources to fund the cash needed to meet ongoing operating requirements and to continue the operational restructuring necessary to restore the Company to financial health and positive cash flow, Hexcel was left with no reasonable alternative but to file a voluntary petition for relief under the provisions of chapter 11 of the federal bankruptcy laws on December 6, 1993. The Company's joint ventures and international subsidiaries are not included in the bankruptcy proceedings and, as such, are not subject to the provisions of the federal bankruptcy laws or the supervision of the Bankruptcy Court.



          IV.  EVENTS DURING THE CHAPTER 11 CASE

          Since the Debtor commenced its Chapter 11 Case, it has continued to operate its business and manage its properties as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.
          The following is a brief description of some of the major events during the Chapter 11 Case.

A.   APPOINTMENT OF THE CREDITORS' COMMITTEE
          On December 10, 1993, the United States Trustee appointed a committee of unsecured creditors (the "Creditors' Committee") to represent unsecured creditors of the Debtor. Since its formation, the Creditors' Committee has consulted with the Debtor concerning the administration of the Chapter 11 Case. The Debtor has kept the Creditors' Committee informed about its operations and has sought the concurrence of the Creditors' Committee and Court approval for actions and transactions taken outside of the ordinary course of the Debtor's business. The Creditors' Committee has participated actively, together with the Debtor's management and professionals, in, among other things, reviewing Hexcel's business plan, the development of the bidding process for a standby purchaser and the negotiation of a consensual plan of reorganization.
          The Creditors' Committee currently consists of nine members and includes representatives of each of the principal constituencies of unsecured creditors of Hexcel. The current members of, and the attorneys and advisors retained by, the Creditors' Committee are set forth below:

                   CREDITORS' COMMITTEE
                   ---------------------

               FIRST TRUST OF CALIFORNIA
               101 California Street
               Suite 1150
               San Francisco, CA

               E.I. DU PONT DE NEMOURS AND COMPANY
               c/o The DuPont Company
               P.O. Box 80705
               Wilmington, DE  19805

               WELLS FARGO BANK
               343 Sansome Street
               San Francisco, CA  94104

               THE PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
               711 High Street
               Des Moines, IA  50392

               COASTAL ALUMINUM ROLLING MILLS, INC.
               2475 Trenton Avenue
               Williamsport, PA  17701

               BANQUE NATIONALE DE PARIS
               180 Montgomery Street
               San Francisco, CA  94104

               AMOCO CHEMICAL COMPANY
               200 East Randolph Drive
               P.O. Box 87759
               Chicago, IL  60680-0759

               MONSANTO COMPANY
               800 N. Lindberg Boulevard
               St. Louis, MO  63167

               BANK OF AMERICA, N.T. & S.A.
               333 South Hope Street, Suite 4346
               Los Angeles, CA  90071


                       ATTORNEYS
                       ---------

               PILLSBURY MADISON & SUTRO
               235 Montgomery Street, 14th Floor
               San Francisco, CA  94104



                  FINANCIAL ADVISORS
                  ------------------

               ERNST & YOUNG
               1900 Avenue of the Stars
               Suite 2100
               Los Angeles, CA  90067

               ALEX BROWN & SONS, INC.
               787 7th Avenue
               New York, NY  10019


B.   APPOINTMENT OF EQUITY SECURITY HOLDERS' COMMITTEE

          On December 21, 1993, the United States Trustee appointed a committee of equity security holders (the "Equity Committee") to represent equity security holders of the Debtor. Since its formation, the Equity Committee has consulted with the Debtor concerning the administration of the Chapter 11 Case. The Debtor has kept the Equity Committee informed about its operations and has sought the concurrence of the Equity Committee and Court approval for actions and transactions taken outside of the ordinary course of the

Debtor's business. The Equity Committee has participated actively, together with the Debtor's management and professionals and the Creditors' Committee and its professionals, in, among other things, reviewing Hexcel's business plan.
          The Equity Committee currently consists of six members and one EX OFFICIO member. The current members of, and the attorneys and advisors retained by, the Equity Committee are set forth below:


                     EQUITY COMMITTEE
                     ----------------

               JOSEPH L. HARROSH
               40900 Grimmer Boulevard
               Fremont, CA  94538

               FISHER INVESTMENTS, INC.
               301 Henrick Road
               Woodside, CA  94062

               WILLIAM S. SMITH
               1700 Lincoln Street, Suite 1930
               Denver, CO  80203

               ELIZABETH L. HUGHES
               98 Diablo View
               Orinda, CA  94563

               ROBERT L. WITT
               6784 Fox Run
               Orinda, CA  94563

               ROGER C. STEELE
               1253 Upper Happy Valley Road
               Lafayette, CA  94549

               STATE OF WISCONSIN INVESTMENT BOARD
                  (EX OFFICIO)
               121 East Wilson Street
               P.O. Box 7842
               Madison, Wisconsin  53707

                        ATTORNEYS
                        ---------

               MARCUS MONTGOMERY WOLFSON P.C.
               53 Wall Street
               New York, NY  10005-2815

                  FINANCIAL ADVISORS
                  ------------------

               ROTHSCHILD, INC.
               1251 Avenue of the Americas - 51st Floor
               New York, NY  10020


C.   DIP CREDIT FACILITY

          Upon the commencement of the Chapter 11 Case, the restoration of trade credit and support was of great importance to Hexcel. To restore vendor support, immediately upon the commencement of the Chapter 11 Case, the Debtor obtained a post-petition working capital facility (the "DIP Credit Facility") from The CIT Group/Business Credit, Inc. ("CIT"). Pursuant to the DIP Credit Facility, CIT agreed to make loans to, and to guaranty the issuance of letters of credit for, Hexcel through the earlier of December 5, 1995, and the date that a plan of reorganization becomes effective, in an aggregate amount not to exceed $35.0 million. The DIP Credit Facility provides that the obligations of the Debtor to CIT constitute administrative expense obligations with priority over any and all administrative expenses of the kinds specified in Sections 503(b) and 507(b) of the Bankruptcy Code (with limited exceptions) secured by a superpriority lien on substantially all of Hexcel's unencumbered personal property.
          On December 8, 1993, the Bankruptcy Court approved the DIP Credit Facility on an interim basis and on January 28,

1994, the Bankruptcy Court approved it on a final basis. As a result of, among other things, the Debtor obtaining the DIP Credit Facility, vendor confidence in Hexcel was slowly restored. Vendors began to sell and ship material and supplies to Hexcel. Credit terms and limits, however, remain significantly below those in effect prior to the Commencement Date.
          As of July 1, 1994, the Debtor's outstanding borrowings under the DIP Facility were approximately $6,300,000.

D.   EMPLOYEE RETENTION PLAN
          To maintain the continued support, cooperation and morale of Hexcel's employees, Hexcel obtained authority to pay employees for prepetition wages, salaries and certain other compensation and benefits. In addition, to ensure the retention of exempt employees, Hexcel obtained Bankruptcy Court approval of an employee retention plan which provides eligible employees with bonus compensation for remaining with the Company through the chapter 11 process until confirmation of a plan of reorganization.

E.   DEVELOPMENT AND IMPLEMENTATION OF REVISED STRATEGIC PLAN
          1. BACKGROUND. At the time the Chapter 11 Case was filed, Hexcel's management was attempting not only to solve the Company's liquidity crisis, but also to turn around the precipitous two-year decline in profitability which was the cause of the liquidity crisis. The protection provided by chapter 11 allowed management the opportunity both to reassess the Company's 1993 crisis planning and to develop a basis for Hexcel to emerge from bankruptcy on a solid financial footing with a well-conceived strategy for the future. Management recognized the need to obtain outside help in the reassessment, as well as in formulating, developing and implementing a long-range business plan and, ultimately, a plan of reorganization. Because Hexcel had essentially been operating without a strategic planning department, management hired a consulting firm, UniRock Management Corporation ("UniRock"), to step in immediately to fill that role. In addition, Arthur Andersen/Andersen Consulting ("Andersen"), and to a lesser extent the consulting division of the Company's outside auditor, Deloitte & Touche, were hired to perform a number of important tasks for which the Company lacked adequate experienced staff, which need was accentuated by the critical timing involved. With this team assembled by the beginning of 1994, over the ensuing months of the chapter 11 period the Company developed a revised strategic plan and has begun to implement it. Management believes that the two-year decline in profitability has been arrested and a turnaround is underway, but the full implementation of the restructuring plan lies ahead. What follows are the details of what has been undertaken and the various elements of the plan that has been developed.

          2. ESTABLISHING A CORE BUSINESS. The first step of the strategic planning process has involved a review of Hexcel's four major product groups, with the objective of identifying at least a partially integrated core business to sustain Hexcel after it emerges from chapter 11. It was concluded that three of Hexcel's four major product lines -- honeycomb, advanced composites and reinforcement fabrics -- constitute such a core business, but that there is little interrelationship between those three operations and the fourth, Hexcel's resin business. As a result of these conclusions, Hexcel intensified its efforts to find buyers for its resin business, a process which it had begun without success in early 1993. Several interested potential purchasers have been identified, and Hexcel is now attempting to negotiate a sale of the resins business. An agreement for the sale of such business will be subject to the approval of Hexcel's Board of Directors and an overbid procedure which was approved by the Bankruptcy Court on June 22, 1994. See Section IV.G., "Events During the Chapter 11 Case -- Proposed Sale of Resins Business."
          3. DECISION TO SUPPORT HEXCEL S.A. After thoroughly analyzing the strategic implications of Hexcel's troubled Belgian operations, management concluded that abandonment of these operations would likely have a material long-term negative impact on Hexcel's worldwide position in the aerospace business and an immediate adverse effect on Hexcel's U.S., as well as European, operations. Accordingly, management decided to pursue the recapitalization of Hexcel S.A. pursuant to a Court order dated June 9, 1994, and a reorganization of its business. Hexcel S.A. subsequently negotiated an extension of its existing credit facilities through June 30, 1996. The recapitalization included an infusion of capital into Hexcel S.A. by the Company. See Section IV.F., "Events During the Chapter 11 Case -- Approval of Transactions with Hexcel S.A."
          4. LOW OBSERVABLE OPERATIONS. Hexcel supplies honeycomb with LO characteristics primarily to Northrop for the B-2 Bomber program and also to other defense contractors. To support the B-2 program, Hexcel built its Chandler, Arizona plant. As part of management's efforts during the Chapter 11 Case to put the Company on a sound operating basis, Hexcel has concluded that the LO business must stand on its own business and financial merits. Therefore, since late April, 1994, Hexcel has been holding serious discussions with Northrop regarding the terms of Hexcel's continuing support for the B-2 program. Two alternatives are being evaluated to satisfy Hexcel's and Northrop's mutual interests. The first is for the Chandler plant to become a dedicated B-2 facility at least through 1995, but in a position in which it can operate on a satisfactorily profitable basis. The potential sales for Hexcel's LO material to the B-2 program after 1995 should be known by the third quarter of next year, and under this first alternative future arrangements would be determined at that time. The second alternative would be for Northrop to purchase the Chandler production facility and for Northrop to purchase or license the LO technology for military applications and operate the Chandler facility either directly or under a Hexcel operating contract. A decision on which alternative will be pursued should be reached in the fall. The Projected Financial Information reflects Hexcel's estimate of financial performance under either alternative.
          5. PLANT CONSOLIDATIONS. Hexcel has also been reassessing the most effective way to complete the consolidation of its plant operations. At the beginning of 1993, the Company had 14 plants worldwide. It expects that by the end of 1994, or soon thereafter, the total number of plants will be reduced to nine or ten. The City of Industry, California plant has been closed. The Graham, Texas plant is scheduled to be closed in early 1995, after its operations have been moved primarily to Casa Grande, Arizona. Hexcel is attempting to sell the City of Industry and Graham plants. On January 31, 1994, Hexcel sold its chemical plant in Teesside, England. The plants located near Paris, France and in Chatsworth, California are expected to be sold as part of the proposed divestiture of the resins business.
          Upon completion of management's planned plant consolidation initiatives, by early 1995, Hexcel will have created centers of excellence for each of its remaining businesses. Domestically, Hexcel will have concentrated its U.S. honeycomb process operations at the Casa Grande plant by completing the Graham move and transferring its non-LO operations from Chandler (the latter due to be completed by year-end 1994), while maintaining its U.S. aerospace composite operations at the Livermore, California plant and keeping its U.S. fabric operations at the Seguin, Texas plant. The Pottsville, Pennsylvania and Burlington, Washington plants will remain the centers for honeycomb machining, and the Chandler plant either will be sold or dedicated to the B-2 program and any additionally-developed LO business. The Lancaster, Ohio plant will be the primary non-aerospace composite facility. In Europe, the honeycomb operations and primary composite operation will continue to be located at the Welkenraedt, Belgium facility, while the Lyon, France facility will remain the centers for fabrics (and to a lesser extent, composites). A small processing facility and European distribution point for U.S. produced materials will be maintained in Swindon, England.
          6. DOWNSIZING. Hexcel's general and administrative expenses have been substantially reduced through a downsizing of the staff that remained as a carryover from the Company's 1980's defense contracting activities. As a result of present management's restructuring efforts, the head-count is expected to be reduced company-wide by approximately 25%, from 3,050 at the end of 1992 to less than 2,300 by year end 1994. Since December 1992, Hexcel has recorded approximately $76 million in charges for restructuring and asset write-downs with a cash cost of approximately $36 million. These restructuring actions are anticipated to produce cash savings in 1994 of approximately $24 million as compared to 1992. These actions will account for a substantial portion of Hexcel's profitability going forward, as projected in the Projected Financial Information (Exhibit E).
          7. HEADQUARTERS. The Company has not made a decision as to the permanent location of its corporate headquarters. The interim plan calls for remaining in Northern California, and the Company is attempting to negotiate a rent reduction on its present office building as well as a reduction in term. Although the Projected Financial Information assumes rejection of that lease, it is not anticipated that a final decision on the headquarters will be made until after the Chapter 11 Case is concluded.
          8. RATIONALIZING AND STREAMLINING OF CORE BUSINESSES. Management has undertaken a concentrated effort to rationalize its product lines and market segments, a process which had not been rigorously pursued since the business was originally built through a series of acquisitions many years ago. Actions have now been initiated to take advantage of the findings of a study performed during the chapter 11 period. Among the initial steps, Hexcel intends to increase the efficiency of its order processing systems, to rationalize its inventory program to improve deliveries, and to develop a network of distributors to serve small customers. Hexcel will intensify these efforts in the honeycomb business initially, since that appears to be the segment with potential to yield the greatest immediate savings.
          9. IMPROVEMENT OF MANUFACTURING PROCESSES. Management has concluded that there is a major opportunity for the Company to improve its manufacturing processes. The aerospace business has traditionally emphasized performance in its procurement. However, in the current economic environment, the competitive markets the Company serves are now dictating lower costs which will require process improvements as well as greater efficiency, less scrap, and other normal cost-cutting measures. Specifically, Hexcel is working to identify key process improvements which will lower its manufacturing costs for both composites and honeycomb. This effort will accelerate over the remainder of 1994.
          10. THE STRATEGIC PLAN. During the Chapter 11 Case, Hexcel has prepared a five-year business plan, which was most recently updated on July 18, 1994, and has incorporated many of the strategic initiatives mentioned above. Most of these initiatives have resulted from the analysis and strategic planning undertaken by management during the chapter 11 period with the assistance of the Company's consultants. Implementation of many of these strategic actions has already commenced and is intended to help lead the Company successfully out of bankruptcy.

F.   APPROVAL OF TRANSACTIONS WITH HEXCEL S.A.
          On June 8, 1994, the Bankruptcy Court granted the Debtor's motion for authority to enter into certain transactions necessary to stabilize Hexcel S.A.'s business and induce Hexcel S.A.'s bank lenders to agree to a two-year lending commitment with Hexcel S.A. Pursuant to the Court's ruling, the following proposed transactions were approved:
          1. Hexcel may invest, or lend in the form of new conditionally forgiven subordinated debt, up to 200 million Belgian Francs ("MBF") in or to Hexcel S.A.
          2. Hexcel may conditionally forgive a promissory note owing from Hexcel S.A. in the amount of $5.6 million, effective as of December 31, 1993. The forgiveness will be conditional in that the underlying debt will be deemed to be reinstated at then-current market interest rates once, and to the extent that, Hexcel S.A. has returned to financial health, as measured by net worth tests to be determined in negotiations with Hexcel S.A.'s bank lenders. The conditionally forgiven debt shall accrue simple interest, and be reinstated in the event of a sale, merger, dissolution or other disposition of Hexcel S.A.
          3. Royalties that would otherwise accrue in favor of Hexcel under licenses between Hexcel and Hexcel S.A. from January 1, 1994 until the end of Hexcel S.A.'s lenders' two-year lending commitments will be waived and released by Hexcel.


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
          4. Hexcel may acquire new redeemable preferred shares of Hexcel (U.K.) Limited (hereinafter "HUKL"), another wholly owned subsidiary, in exchange for payment of $350,000 in cash, simultaneously with full payment by HUKL to Hexcel of the $350,000 debt owing from HUKL to Hexcel.
          5. Hexcel may transfer to Hexcel S.A. certain manufacturing equipment, together with related know-how, presently maintained at Hexcel's Graham, Texas facility, in exchange for Hexcel S.A.'s payment of the appraised value of such equipment.
          Hexcel S.A. has now concluded an agreement with its bank lenders to commit their existing credit facilities for a two-year period and will complete the implementation of the foregoing transactions before the end of September 1994.

G.   PROPOSED SALE OF RESINS BUSINESS
           Hexcel originally embarked upon an effort to sell its resins business in early 1993, but that process did not meet with success. However, following completion of the strategic analysis of the business performed during the Chapter 11 Case, as explained in subsection E. of this Section IV., the Company's new management team concluded that there was virtually no synergy between the resins operations and Hexcel's core businesses. As a result, management is now pressing forward with the support of both the Equity and Creditors' Committees to accomplish the sale of the Company's


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entire resins business, if a sale on acceptable terms can be arranged.
          The resins business is comprised of a U.S. operation located in Chatsworth, California and a European business based near Paris, France. The European operation is comprised of a group of four subsidiaries located in France, Germany, Spain and Italy. Because of the interrelationship of the U.S. and European businesses, it was concluded that it would be an unduly complicated matter to sell the operations separately, so a procedure was developed to sell the entire resins business. This procedure was approved by the Court in an Order filed on June 23, 1994.
          The sale process entails reaching a detailed letter of intent with a prospective buyer, which will be subject to the completion of a definitive agreement and other preconditions, but with no further due diligence conditions. Once the definitive agreement is reached, there will be an overbid process conducted, which process is detailed in the Bankruptcy Court's June 23, 1994 Order. The Order provides for a deposit and a breakup fee in connection with the signing of the letter of intent and definitive agreement, as well as a qualifying process for prospective overbidders. Management anticipates that a letter of intent will be signed this summer, and that the sale of the resins business could be completed in the Fall, prior to the Effective Date.


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H.   FINE ORGANICS LITIGATION
          On April 28, 1994, Fine Organics filed a Proof of Claim with the Bankruptcy Court in the amount of $32,181,000 based on various causes of action arising out of the Lodi, New Jersey facility sold to Fine Organics by the Debtor in 1986.
          On April 29, 1994, Fine Organics commenced an adversary proceeding against the Debtor. The complaint alleges that the Debtor failed to timely implement the clean-up plan that the Debtor submitted to the New Jersey Department of Environmental Protection (now the New Jersey Department of Environmental Protection and Energy) ("NJDEPE") and failed to comply with directives of the NJDEPE, and that as a result of the Debtor's alleged non-compliance, Fine Organics failed to receive loans and other financing. The complaint requests that the sale of the property be voided, the Debtor reimburse Fine Organics for environmental work performed, the Debtor pay damages resulting from the contamination on-site, and the Court order the Debtor to remediate the site.
          On June 10, 1994, the Debtor filed an answer and counterclaim to Fine Organics' complaint. The Debtor, in its Answer, denied the allegations made in the Complaint. Further, the Debtor alleges that it has performed dutifully, diligently and in good faith, and has attempted to perform its responsibility pursuant to an Administrative Order on Consent and all other directives of the NJDEPE for the investigation and remediation of the site. In its counterclaim, the Debtor alleges that Fine Organics willfully and maliciously


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obstructed, interfered with and delayed the Debtor's efforts to investigate and remediate the property.
          For further discussion of this matter, see Section V.A.7., "The Plan of Reorganization, Classification and Treatment of Claims and Equity Interests, Class 7 -- Environmental Claims, Class 7Q (Lodi, New Jersey)."

I.   CONFIDENTIALITY ORDERS
          On February 24, 1994, the Bankruptcy Court entered an Order regarding the Committees' use of confidential information, pursuant to which the dissemination of confidential information to the Committees was regulated, while the dissemination of such information to third parties was prohibited other than in limited circumstances.
          The matter of the disclosure of confidential information to third parties came before the Court again on March 29, 1994, and at that hearing the Court approved procedures for dissemination of such information to third parties later embodied in an Order dated April 12, 1994. That Order provided, INTER ALIA, that before the Debtor or a Committee may disclose confidential information to a third party, such third party must agree in writing to be bound by the terms of a confidentiality agreement, and the party wishing to disclose confidential information shall provide to the Debtor and each of the Committees written notice of the identity of the third party and the information to be disclosed. The Order further provided that each party shall


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have the opportunity to object to the disclosure of confidential information to the identified third party. Since the March 29, 1994 hearing, and even before the entry of the April 12, 1994 Order, the Equity Committee sent notices of its intention to provide confidential information to more than 50 persons and entities, while the Debtor disseminated confidential information to approximately 20 persons and entities and the Creditors' Committee disseminated such information to approximately 6 persons and entities. Many third parties who have received confidential information from one of the constituencies have requested the opportunity to visit Hexcel's headquarters to meet with senior management to conduct due diligence. Hexcel cooperated fully with these requests.

J.   EXCLUSIVITY
          On June 8, 1994, the Court granted the motion of the Equity Committee to terminate the Debtor's exclusive right to file and seek acceptances of a plan of reorganization.


               V.   THE PLAN OF REORGANIZATION

          The Plan is annexed hereto as Exhibit A and forms a part of this Disclosure Statement. The summary of the Plan set forth below is qualified in its entirety by reference to the more detailed provisions set forth in the Plan.



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
A.   CLASSIFICATION AND TREATMENT OF
     CLAIMS AND EQUITY INTERESTS

          1.   ADMINISTRATIVE EXPENSE AND PRIORITY TAX CLAIMS

               a.  ADMINISTRATIVE EXPENSE CLAIMS

          Administrative Expense Claims are Claims constituting a cost or expense of administration of the Chapter 11 Case allowed under Section 503(b) of the Bankruptcy Code. Such claims include any actual and necessary costs and expenses of operating the business of the Debtor in Possession, any indebtedness or obligations incurred or assumed by the Debtor in Possession in connection with the conduct of its business or the acquisition or lease of property or the rendition of services, any allowance of compensation and reimbursement of expenses to the extent allowed by a Final Order under Section 330 of the Bankruptcy Code, fees or charges assessed against the estate of the Debtor under section 1930 of title 28 of the United States Code and the CIT Claims.
          Pursuant to the Plan, each Administrative Expense Claim will be paid in full, in Cash, on the later of the Effective Date and the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim. Allowed Administrative Expense Claims representing obligations incurred in the ordinary course of business by the Debtor in Possession (including amounts owed to vendors and suppliers that have sold goods or furnished services to the Debtor in Possession since the Commencement Date) other than


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professional compensation and expenses will be assumed and paid by Reorganized
Hexcel in accordance with the terms and conditions of the particular transactions and any agreements relating thereto. The Debtor estimates that Allowed Administrative Expense Claims (exclusive of compensation and reimbursement of expenses payable to professionals retained in the Chapter 11
Case) to be paid on the Effective Date will be approximately $5,959,000 (which includes the estimated CIT Claim of $4,109,000). In addition, the Debtor estimates that there will be additional administrative expenses and other costs relating to the Exit Financing Facility (as defined below) in the approximate amount of $925,000.
          All payments to professionals for compensation and reimbursement of expenses and all payments to reimburse expenses of members of the Creditors' Committee and the Equity Committee will be made in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules and the Bankruptcy Court relating to the payment of interim and final compensation and expenses. The Debtor estimates that Allowed Administrative Expenses, including compensation and reimbursement of expenses of professionals retained in the Chapter 11 Case (not including previously allowed payments) will be approximately $11,000,000 to $12,000,000. The Bankruptcy Court will review and determine all requests for compensation and reimbursement of expenses.
          In addition to the foregoing, Section 503(b) of the Bankruptcy Code provides for payment of compensation to


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
creditors, indenture trustees and other persons making a "substantial contribution" to a reorganization case, and to attorneys for, and other professional advisors to, such persons. Also, certain of the professionals retained by the Debtor or the appointed committees may request approval and payment of additional bonus or success compensation. The amounts, if any, which may be sought by entities for such compensation are not known by the Debtor at this time. Requests for compensation must be approved by the Bankruptcy Court after a hearing on notice at which the Debtor and other parties in interest may participate and, if appropriate, object to the allowance of any compensation and reimbursement of expenses.
               b.   PRIORITY TAX CLAIMS
          Priority Tax Claims are those Claims for taxes entitled to priority in payment under Section 507(a)(7) of the Bankruptcy Code. The Debtor estimates that the amount of Allowed Priority Tax Claims is approximately $4,009,000.
          Each holder of an Allowed Priority Tax Claim will receive, at the sole option of Reorganized Hexcel, (i) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or (ii) equal annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest in arrears at an annual rate equal to seven percent, over a period through the sixth anniversary of the date of assessment of


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such Allowed Priority Tax Claim, or (iii) payment upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Priority Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Priority Tax Claim.
          2.   CLASS 1 -- OTHER PRIORITY CLAIMS
          The Other Priority Claims are Claims which are entitled to priority in accordance with Section 507(a) of the Bankruptcy Code (other than Administrative Expense Claims and Priority Tax Claims). Such Claims include (i) unsecured claims for accrued employee compensation earned within ninety days prior to commencement of the Chapter 11 Case to the extent of $2,000 per employee and
(ii) contributions to employee benefit plans arising from services rendered within 180 days prior to the commencement of the Chapter 11 Case, but only for each such plan to the extent of (x) the number of employees covered by such plan multiplied by $2,000, less (y) the aggregate amount paid to such employees from the estates for wages, salaries and commissions. The Debtor estimates that the amount of Other Priority Claims is $0.
          Pursuant to the Plan, holders of Allowed Other Priority Claims, if any exist, will be paid in full, in Cash on the later of the Effective Date and the date such Claim becomes an Allowed Claim. Class 1 is not impaired under the Plan. Holders of Claims in Class 1 are not entitled to vote to accept or reject the Plan.


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
          3.   CLASS 2 -- SECURED CLAIMS
          Class 2 consists of all Secured Claims, each of which shall be within a separate subclass (with each subclass to be deemed a separate class for all purposes under applicable provisions of the Bankruptcy Code), as follows:
          a. CLASS 2A (GRAHAM INDUSTRIAL MORTGAGE CLAIMS) consists of all Claims against the Debtor under that certain Real Estate Lien Note, dated February 1, 1992, from the Debtor to Graham Industrial Association, Inc. in the original principal amount of $150,000, and under the related deed of trust and all other related documents, instruments and agreements. The Claim in Class 2A shall be Allowed solely for purposes of the Plan in the amount of $143,288 of principal plus all unpaid interest accrued through the Effective Date, unless waived, or assumed by a third party or released prior to the Effective Date.
          b. CLASS 2B (GREATER POTTSVILLE MORTGAGE CLAIMS) consists of all Claims against the Debtor under that certain Promissory Note, dated June 13, 1980, from the Debtor to Greater Pottsville Industrial Development Corporation in the original principal amount of $400,000, and under the related mortgage and all other related documents, instruments and agreements. The Claims in Class 2B shall be Allowed solely for purposes of the Plan in the amount of $158,414 of principal plus all unpaid interest accrued through the Effective Date.

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
          c. CLASS 2C (POTTSVILLE PIDA (SCHUYLKILL) MORTGAGE CLAIMS) consists of all Claims against the Debtor under that certain Note, dated May 11, 1988 from Schuylkill Economic Development Corporation to the Pennsylvania Development Authority in the original principal amount of $498,220 and the related mortgage and all other related documents, instruments and agreements. The Claim in Class 2C shall be Allowed solely for purposes of the Plan in the amount of $246,923 of principal plus all unpaid interest accrued through the Effective Date.
          Pursuant to the Plan, each of the Secured Claims in Classes 2A, 2B and 2C shall be Reinstated and rendered unimpaired in accordance with Section 1124(2) of the Bankruptcy Code. The legal, equitable and contractual rights of the holders of the Secured Claims are not altered by the Plan. The Secured Claims are not impaired by the Plan. Accordingly, the holders of the Class 2 Secured Claims are conclusively presumed to have accepted the Plan as holders of Class 2 Secured Claims and are not entitled to vote to accept or reject the Plan.
          4.   CLASS 3 -- IDRB CLAIMS.
          Class 3 consists of all IDRB Claims, each of which shall be within a separate subclass (with each subclass to be deemed a separate class for all purposes under applicable provisions of the Bankruptcy Code), as follows:
               a. CLASS 3A (CALIFORNIA POLLUTION CONTROL FINANCING AUTHORITY) consists of all Claims against the Debtor


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under that certain Loan Agreement, dated as of April 1, 1988, between the Debtor and California Pollution Control Financing Authority regarding $750,000 of Multi-Modal Interchangeable Rate Pollution Control Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due March 1, 2008, and under all related documents, instruments and agreements other than the BNP Claims.
               b.  CLASS 3B (INDUSTRIAL DEVELOPMENT AUTHORITY OF THE CITY OF
CASA GRANDE) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of March 1, 1988, between the Debtor and Industrial Development Authority of the City of Casa Grande regarding $2,050,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding Bonds
(Hexcel Corporation Project), Series 1988 due September 1, 2007, and under all related documents, instruments and agreements other than the BNP Claims.
               c. CLASS 3C (YOUNG COUNTY #1 INDUSTRIAL DEVELOPMENT CORPORATION) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of April 1, 1988, between the Debtor and Young County #1 Industrial Development Corporation regarding $800,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due March 1, 2008, and under all related documents, instruments and agreements other than the BNP Claims.
               d. CLASS 3D (GUADALUPE-BLANCO RIVER AUTHORITY INDUSTRIAL DEVELOPMENT CORPORATION) consists of all Claims


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against the Debtor under that certain Loan Agreement, dated as of April 1, 1988, between the Debtor and Guadalupe-Blanco River Authority Industrial Development Corporation regarding $3,150,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due March 1, 2008, and under all related documents, instruments and agreements other than the BNP Claims.
          e.  CLASS 3E (PORT OF SKAGIT COUNTY INDUSTRIAL DEVELOPMENT
CORPORATION) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of December 1, 1989, between the Debtor and Port of Skagit County Industrial Development Corporation regarding $3,000,000 of Variable Rate Demand Revenue Bonds, 1989 (Hexcel Corporation Project), due December 1, 2024, and under all related documents, instruments and agreements other than the BNP Claims.
               f. CLASS 3F (INDUSTRIAL DEVELOPMENT AUTHORITY OF THE COUNTY OF LOS ANGELES) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of March 1, 1988, between the Debtor and Industrial Development Authority of the County of Los Angeles regarding $6,200,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due September 1, 2007, and under all related documents, instruments and agreements other than the BNP Claims.


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
               g. CLASS 3G (CITY OF LANCASTER) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of April 1, 1988, between the Debtor and City of Lancaster regarding $1,000,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due March 1, 2008, and under all related documents, instruments and agreements other than the BNP Claims.
               h. CLASS 3H (ECONOMIC DEVELOPMENT CORPORATION OF THE COUNTY OF OTTAWA) consists of all Claims against the Debtor under that certain Loan Agreement, dated as of April 1, 1988 between the Debtor and Economic Development Corporation of the County of Ottawa regarding $4,150,000 of Multi-Modal Interchangeable Rate Industrial Development Revenue Refunding Bonds (Hexcel Corporation Project), Series 1988 due March 1, 2008, and under all related documents, instruments and agreements other than the BNP Claims.
          On the Effective Date, each of the IDRB Claims in Classes 3A, 3B, 3C, 3D, 3E, 3F, 3G and 3H shall be Reinstated and rendered unimpaired in accordance with Section 1124(2) of the Bankruptcy Code. The legal, equitable and contractual rights of the holders of the IDRB Claims are not altered by the Plan. The IDRB Claims are not impaired by the Plan. Accordingly, the holders of the Class 3 IDRB Claims are conclusively presumed to have accepted the Plan as holders of Class 3 IDRB Claims and are not entitled to vote to accept or reject the Plan.


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
          5.   CLASS 4 -- BNP CLAIMS
          Class 4 consists of the BNP Claims. Class 4 is impaired under the Plan. The holder of the Allowed Claims in Class 4 is entitled to vote to accept or reject the Plan.
          On the Effective Date, the holder of the Allowed Class 4 Claims shall receive the following:
          (A) Cash in the amount of $181,931.54 for all pre-petition unreimbursed drawings under the seven BNP Letters of Credit, draw fees, letter of credit fees, attorneys' fees and fees and expenses paid by BNP to the remarketing agent for the IDRB's;
          (B) Cash in the amount of all post-petition (i) unreimbursed drawings under the seven BNP Letters of Credit and unpaid accrued interest thereon at the contract non-default rate; and (ii) draw fees, letter of credit fees and expenses paid by BNP to the remarketing agent for the IDRB's for which it is entitled to reimbursement under the terms of the seven BNP Reimbursement Agreements; and
          (C) Cash in the amount of $502,000 as payment of a one-time reinstatement and extension commitment fee for BNP's extension of the seven BNP Letters of Credit and modification of the seven BNP Reimbursement Agreement.


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          In addition, the following shall occur as of the Effective Date:
          (A) BNP will extend the expiration date of the seven BNP Letters of Credit to October 1, 1998;
          (B) BNP will waive all defaults under the seven BNP Reimbursement Agreements through the Effective Date and in connection with consummation of the Plan; and
          (C) The seven BNP Reimbursement Agreements will be amended and restated pursuant to the Amended and Restated BNP Reimbursement Agreements to (i) change the covenants so that consummation of the Plan and the establishment of the Exit Financing Facility obtained to satisfy the condition precedent described in Section
               10.1 of the Plan will not cause or constitute a default thereunder, (ii) increase the letter of credit commitment fees to 200 basis points per annum, payable quarterly in advance, effective on the Effective Date, (iii) increase the interest rate on the Liquidity Reimbursement Obligations (as defined in the current BNP Reimbursement Agreements) to Prime (as defined in the BNP Reimbursement Agreements) plus 2% per annum and to increase the interest rate on all other obligations under the BNP Reimbursement Agreements to Prime plus 3% per


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               annum, and (iv) contain such representations, warranties,
               conditions, covenants and other terms, including restrictions on existing and additional indebtedness, restrictions on existing and additional liens and encumbrances, financial covenants, and default provisions, as BNP and the Debtor may agree;
          (D) Commencing 90 days after the Effective Date and every three months thereafter until the expiration of the BNP Letters of Credit, Reorganized Hexcel will deposit $600,000 in a sinking fund in which BNP and/or the trustees for the IDRB's will hold a first priority security interest to secure Reorganized Hexcel's obligations under the seven Amended and Restated BNP Reimbursement Agreements, subject to the right of Reorganized Hexcel to use all or a portion of the sinking fund to reduce the available amounts of the seven BNP Letters of Credit by the optional redemption of IDRB's in a like principal amount. All net proceeds (including insurance proceeds and condemnation awards) from the sale or other disposition (including refinancing) of any plants, equipment or other property financed or refinanced by the issuance of the IDRB's supported by the seven BNP Letters of Credit will be applied to the reduction of the available amounts of the seven BNP Letters of Credit by optional redemption of the IDRB's or will be deposited into the sinking fund. Such net proceeds may, at the option of Reorganized Hexcel, be credited against the $600,000 quarterly deposit referred to above; and
          (E) Either (i) the BNP Ottawa Letter of Credit shall have been cancelled and replaced by a substitute letter of credit provided by Cambrex, the present owner of the facility which is the subject of the IDRB's described in Section 3.3.8 of the Plan,
               (ii) BNP shall have been furnished by Cambrex with a standby letter of credit or other security reasonably satisfactory to BNP to secure the Debtor's liability to BNP under the BNP Ottawa Letter of Credit, or (iii) BNP will (1) reinstate, but will not extend, the BNP Ottawa Letter of Credit, (2) waive all defaults under the BNP Ottawa Reimbursement Agreement through the Effective Date and in connection with consummation of the Plan, and (3) the BNP Ottawa Reimbursement Agreement will be amended and restated to (x) change the covenants so that consummation of the Plan and the establishment of the Exit Financing Facility


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
               obtained to satisfy the condition precedent described in Section
               10.1 of the Plan will not cause or constitute a default thereunder, and (y) contain such representations, warranties, conditions, covenants and other terms, including restrictions on existing and additional indebtedness, restrictions on existing and additional liens and encumbrances, financial covenants, and default provisions (but not any increase in rates or fees), as BNP and the Debtor may agree with respect to the Amended and Restated BNP Reimbursement Agreements.
          6.   CLASS 5 -- GENERAL UNSECURED CLAIMS
          Class 5 consists of General Unsecured Claims against the Debtor, I.E., all Unsecured Claims other than Claims in Classes 2, 3, 4, 6, 7, 8, 9 and 10. Such Claims include the Bank Revolver Claims, Claims in respect of the rejection of leases of non-residential real property and other executory contracts, and Claims of Hexcel's trade vendors and suppliers. The Debtor estimates that the amount of the Allowed Claims in Class 5 will aggregate approximately $46,034,000. The aggregate amount of the Claims in Class 5, as reflected in proofs of claim filed by creditors in such Class, or, in the event no proof of claim was filed, in the Debtor's Schedules, is $331,512,000, excluding Claims for which no amounts were specified or otherwise unliquidated Claims. The Debtor's


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estimates of Allowed Claims is based upon an analysis of the Claims.
          Under the Plan, each holder of an Allowed Class 5 Claim will be entitled to receive Cash in an amount equal to its Allowed Claim on the latest of the Distribution Date, the date such Allowed Claim becomes an Allowed Claim and the date such Allowed Claim becomes due. Class 5 is impaired by the Plan, and the holders of Allowed Class 5 Claims are entitled to vote to accept or reject the Plan.
          7.   CLASS 6 -- PRINCIPAL MUTUAL CLAIMS
          Class 6 consists of the Principal Mutual Claims. Class 6 is impaired by the Plan. The holder of the Principal Mutual Claims, which are Allowed as provided herein, is entitled to vote to accept or reject the Plan.
          On the Effective Date, the holder of the Allowed Principal Mutual Claims in Class 6 shall receive the following:
               (A) Cash in the amount of the outstanding principal ($750,000) and unpaid accrued interest at the contract non-default rate through the Effective Date on the Principal Mutual 8.75% Note (approximately $60,000), or approximately $810,000;
               (B) Cash in the amount of the unpaid accrued interest at the contract non-default rate on the Principal Mutual 10.12% Note through the last interest payment date falling on or prior


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               to the Effective Date, or approximately $3,037,000;
               (C) 1,629,756 shares of Reorganized Hexcel Common Stock;
               (D) the Amended and Restated Principal Mutual 10.12% Note, the principal terms of which are as follows:
                    (i)   AGGREGATE PRINCIPAL AMOUNT:  $30,000,000
                    (ii) INTEREST RATE: 10.12% per annum, payable in arrears on the first of each April and October commencing after the Effective Date.
                    (iii) MATURITY:  October 1, 1998.
                    (iv) PREPAYMENT: The Note Agreement governing the Principal Mutual 10.12% Note will govern the Amended and Restated Principal Mutual 10.12% Note and will be amended to permit prepayment without any premium or penalty within one year from the Effective Date and thereafter to permit prepayment upon payment of a premium equal to the Make-Whole Premium Amount (as defined in such Note Agreement), except that the definition of the Make-Whole Premium Amount shall be amended by replacing the term "Treasury


                                       93
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                    Rate" with "150 basis points above the Treasury Rate",
                    whenever it appears, which will have the effect of decreasing the Make-Whole Premium Amount.
                    (v) COVENANTS: Such amendments to the covenants as may be agreed to by the holder of the Allowed Class 6 Claims, including but not limited to a change in the covenants so that consummation of the Plan and the establishment of the Exit Financing Facility will not cause or constitute a default thereunder.
                    (vi) WAIVER: A waiver of all past defaults through the Effective Date and in connection with consummation of the Plan.
          8.   CLASS 7 -- ENVIRONMENTAL CLAIMS
          Class 7 consists of unresolved Environmental Claims, I.E., asserted Environmental Claims which have neither been (i) disallowed nor (ii) consensually resolved (and by stipulation either Reinstated or treated as Allowed Class 5 General Unsecured Claims). The Environmental Claims arise from the Debtor's current or past ownership and/or operation of various manufacturing facilities. In addition, the Debtor has been named as a potentially responsible party ("PRP") at several disposal sites, some or all of which are included on the Environmental Protection Agency's National Priorities List

("NPL"), that it does not own or operate but to which the Debtor's purported Hazardous Materials allegedly were sent.
          In connection with the Chapter 11 Case, Proofs of Claim were filed alleging that the Debtor's purported Hazardous Materials were sent to additional disposal sites, also included on the NPL, but the Debtor has no record or knowledge that its Hazardous Materials were sent to any such additional sites.
          In all, 192 Environmental Claims asserting approximately $6 billion in the aggregate were filed, but most are duplicative. Most of these Claims assert the amount of the total clean-up costs for an entire site and multiple Claims were filed by other PRPs at each site, resulting in an aggregate amount of Proofs of Claims which bears no relation to Hexcel's estimate of its aggregate liability in respect of all Environmental Claims, which is not more than $5,992,160.
          In addition to the Environmental Claims in Class 7, the Debtor had possible environmental exposure with respect to the following facilities and sites, as to which no timely proofs of claim have been filed: (a) The Debtor's City of Industry facility in Los Angeles, California; (b) the Debtor's former facility in Zeeland, Michigan; (c) asbestos at the Glick Building at the Debtor's facility in Casa Grande, Arizona; (d) the Order to Abate Emissions from Production Equipment issued by the Bay Area Air Quality Management District regarding the Debtor's facility at Livermore, California; (e) the following superfund sites: the GBF


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Pittsburgh site, Contra Costa, California; the Bush Valley Landfill site in
Maryland; the A.O. Polymer site in New Jersey; the Strasburg site in Pennsylvania; the Thermo-Chem site in Muskegon, Michigan; the A-1 Disposal Corp. site in Plainwell, Michigan; the American Chemical Services site, in Griffith, Indiana; and the Hartley & Hartley site, in Kawkawlin, Michigan.
          Hexcel has divided the Environmental Claims into sub-classes under the Plan by site and the nature of the asserted claims, with each subclass deemed a separate class for all purposes under applicable provisions of the Bankruptcy Code, as follows:
          a. CLASS 7A.1 (HELEN KRAMER LANDFILL IN GLOUCESTER, NEW JERSEY - DIRECT CLAIM) consists of a Claim against the Debtor filed by the NJDEPE for the clean-up and related costs and natural resource damages, incurred and to be incurred, at the Helen Kramer site. The Claim is based on N.J.S.A. 58:10-23.11 ET SEQ. The NJDEPE claims total past costs of $56,001,135.31, including those incurred at Helen Kramer and two other New Jersey sites and estimates total future work of $58 million for all sites. (See subsection c., Class 7B, and subsection d., Class 7C) The NJDEPE contends that the Debtor's liability is joint and several with the other PRPs for the Helen Kramer site. There are more than 200 PRPs at that site. The Debtor has sought to disallow in whole or in part the Class 7.A.1 Claim pursuant to Section 502(b) of the Bankruptcy Code.


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          b.   CLASS 7A.2 (HELEN KRAMER LANDFILL IN GLOUCESTER, NEW JERSEY -
CONTRIBUTION CLAIMS) consists of approximately 47 Claims filed by PRPs of the Helen Kramer site. The Claims seek the Debtor's alleged equitable share of the common liability for the $115,000,000 clean-up and related costs said to have been incurred and to be incurred by the United States Environmental Protection Agency ("EPA") and unstated amounts incurred and to be incurred by the NJDEPE (but included in the NJDEPE Claim). Each of the claimants filed a Proof of Claim for the entire amount, resulting in aggregate asserted claims of $5.4 billion. The Debtor has sought to disallow these Claims pursuant to Section 502(e)(1)(A) and/or (B) of the Bankruptcy Code.
          c. CLASS 7B (A TO Z LANDFILL IN NEW BRUNSWICK, NEW JERSEY) consists of a Claim included in NJDEPE's Class 7A.1 Claim for contribution to the A to Z Landfill. This Claim amount is included in the totals claimed in Class 7.1.1. The Debtor has no record that its purported Hazardous Materials were sent to this site. The Debtor has sought to disallow in whole or in part the Class 7.B Claim pursuant to Section 502(b) of the Bankruptcy Code.
          d. CLASS 7C (CHEMICAL CONTROL SUPERFUND SITE IN ELIZABETH, NEW JERSEY) consists of a Claim included in NJDEPE's Class 7A.1 Claim for contribution to the Chemical Control Superfund Site. This Claim amount is included in the totals claimed by the NJDEPE in Class 7.A.1. The Debtor has no record that its purported Hazardous Materials were sent to


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this site.  The Debtor has sought to disallow in whole or in part this Claim pursuant to Section 502(b) of the Bankruptcy Code.
          e. CLASS 7D.1 (JONAS SEWELL TRANSFER STATION SITE - DIRECT CLAIM) consists of a surrogate Claim filed by the Jonas Sewell Transfer Station Respondents Group on behalf of the NJDEPE for all clean-up and related costs at the Jonas Sewell Transfer Station, ongoing response costs and natural resource damages incurred by the NJDEPE. No amount is claimed. The Debtor has no record that its purported Hazardous Materials were sent to this site. The Debtor has sought to disallow in whole or in part the Claim pursuant to Section 502(b) of the Bankruptcy Code.
          f. CLASS 7D.2 (JONAS SEWELL TRANSFER STATION SITE - CONTRIBUTION CLAIMS) consists of Claims filed by several Class 7A.2 Claimants for contribution for the Debtor's equitable share of common liability of all PRPs to EPA and NJDEPE for clean-up and related costs of the Jonas Sewell Transfer Station. Two Claimants have alleged potential total exposure of $20,000,000. The Debtor has no record that its purported Hazardous Materials were sent to this site. The Debtor has sought to disallow these Claims pursuant to Section 502(b), (e)(1)(A) and/or (e)(1)(B) of the Bankruptcy Code.
          g. CLASS 7D.3 (MARVIN JONAS, INC. WASTE SITES - CONTRIBUTION CLAIMS) consists of Claims filed by several Class 7A.2 Claimants for contribution for the Debtor's alleged equitable share of the liability of all PRPs to EPA and NJDEPE


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for the clean-up and related costs of other sites used by Marvin Jonas, Inc.
The Debtor has no record that its purported Hazardous Materials were sent to these sites. Two claimants have alleged a potential total exposure for all sites of $508,780,000. The Debtor has sought to disallow these Claims pursuant to Section 502(e)(1)(A) and/or (B) of the Bankruptcy Code.
          h. CLASS 7E (BUSBY VALLEY LANDFILL IN VOORHES, NEW JERSEY AND GEMS LANDFILL IN NEW JERSEY) consists of Claims filed by two of the Class 7A.2 Claimants for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and the NJDEPE for the clean-up and related costs at the Busby Landfill and the GEMS Landfill sites. These Claimants assert, incorrectly, that the Debtor is the "X-Cel" company which is a PRP as to these sites. The Debtor has sought to disallow these claims pursuant to Section 502(b) and (e)(1)(B) of the Bankruptcy Code.
          i. CLASS 7F (SCIENTIFIC CHEMICAL PROCESSING, INC. SITE IN NEWARK, NEW JERSEY) consists of Claims filed by two of the Class 7A.2 Claimants which included Claims for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and the NJDEPE for the clean-up and related costs of the Scientific Chemical Processing, Inc. site in Newark, New Jersey. The Debtor has fully performed its obligations under a 1985 consent order entered with respect to this site, and the Debtor has no record that its purported Hazardous Materials were sent to


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this site.  The Debtor has sought to disallow these Claims pursuant to Section
502(b) and (e)(1)(B) of the Bankruptcy Code.
          j. CLASS 7G (FLORENCE RECONTOURING LANDFILL IN FLORENCE, NEW JERSEY AND PJP LANDFILL IN JERSEY CITY, NEW JERSEY) consists of a Claim filed by one of the Class 7A.2 Claimants which included a Claim for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and the NJDEPE for the clean-up and related costs of the Florence Recontouring Landfill and the PJP Landfill. The Debtor has no record that its purported Hazardous Materials were sent to these sites. The Debtor has sought to disallow these Claims pursuant Section 502(b) and (e)(1)(B) of the Bankruptcy Code.
          k. CLASS 7H (FISHER CALO SITE IN KINGSBURG, INDIANA) consists of a Claim filed by the PRP group, of which the Debtor is a member, for contribution for the Debtor's alleged equitable share of the common liability of all PRPs for the clean-up and related costs of the Fisher Calo site. The Claim asserts $120,000 in anticipated administrative costs over the anticipated 30-year term of the remediation at the Fisher Calo site. The Debtor has sought to disallow this Claim pursuant to Section 502(e)(1)(A) and/or (B) of the Bankruptcy Code.
          l. CLASS 7I (SEYMOUR, INDIANA SUPERFUND SITE) consists of a Claim filed by the trust established for payments of costs at the Seymour, Indiana Superfund site for


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the Debtor's 1.72% share of projected future operation and maintenance costs at
this site.   The Debtor has sought to disallow this Claim pursuant to Section
502(e)(1)(A) and/or (B) of the Bankruptcy Code.
          m. CLASS 7J.1 (SAN GABRIEL GROUND WATER BASIN IN CALIFORNIA - DIRECT CLAIM) consists of a surrogate Claim filed by the Puente Valley Steering Committee of PRPs on behalf of the EPA to recover $112,400 as the Debtor's 2.68% share of a $4.2 million Remedial Investigation/Feasibility Study ("RI/FS") on the Puente Valley Operable Unit of the San Gabriel Valley Superfund Site pursuant to the Puente Valley RI/FS Administrative Consent Order dated September 30, 1993. The Debtor has paid $11,240 and owes no more than $101,160. The Debtor has sought to disallow in whole or in part the Claim pursuant to Section 502(b) of the Bankruptcy Code.
          n. CLASS 7J.2 (SAN GABRIEL GROUND WATER BASIN IN CALIFORNIA - CONTRIBUTION CLAIMS) consists of Claims filed by 44 members of the Puente Valley Steering Committee of PRPs for the contribution for the Debtor's alleged $101,160 share for the RI/FS and its alleged equitable share of the common liability of all PRP's to the EPA for the clean-up and related costs of the Puente Valley Operable Unit of this site. The Debtor has sought to disallow these Claims pursuant to Section 502(e)(1)(A) and/or (B) of the Bankruptcy Code.
          o. CLASS 7K.1 (GRANVILLE SOLVENTS IN GRANVILLE, OHIO - DIRECT CLAIM) consists of a Claim filed by the State of Ohio in the amount of $916,000 for the State's claimed cost of


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cleaning-up the Granville Solvents site, a duplicate surrogate Claim filed for the State, and a $20 million surrogate Claim for the EPA. The Debtor has sought to disallow the State's Claim in whole or in part pursuant to Section 502(b) of the Bankruptcy Code. The Debtor will seek to disallow the surrogate Claims under Section 502(b) of the Bankruptcy Code.
          p. CLASS 7K.2 (GRANVILLE SOLVENTS IN GRANVILLE, OHIO - CONTRIBUTION CLAIMS) consists of a joint Claim filed by Abrasive Technology and 71 other PRPs for contribution for the Debtor's alleged equitable share of the common liability of all PRPs for the clean-up and related costs of the Granville, Ohio site, specifically $1 million to the State of Ohio and $3-$20 million in anticipated responsive actions (including $258,910.23 already expended by the PRP Group). Claimants contend that the Debtor's share of this anticipated $21 million total maximum cost is not more than $290,000. The Debtor has sought to disallow this Claim pursuant to Section 502(e)(1)(A) and/or (B) of the Bankruptcy Code.
          q. CLASS 7K.3 (GRANVILLE SOLVENTS IN GRANVILLE, OHIO - CONTRIBUTION CLAIM) consists of a $15 million Claim filed by Union Tank Car for contribution for the Debtor's alleged equitable share of the common liability for the clean-up and related costs of the Granville, Ohio site. The Debtor has sought to disallow this Claim pursuant to Sections 502(e)(1)(A) and/or (B) of the Bankruptcy Code.
          r. CLASS 7L (ORGANIC CHEMICAL SITE IN GRANDVILLE, MICHIGAN) consists of Claims filed by 17 PRPs for contribution


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for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and state authorities for the clean-up and related costs of this site. The Debtor has sought to disallow these Claims pursuant to Section 502(e)(1)(B) of the Bankruptcy Code.
          s. CLASS 7M (DEBTOR'S PROPERTY OUTSIDE CASA GRANDE, ARIZONA) consists of Claims filed by the Arizona State Lands Department and the Arizona Department of Environmental Quality seeking $323,000 in past clean-up and related costs and future clean-up and related costs with respect to the Debtor's leased property located outside Casa Grande, Arizona. The Debtor has sought to disallow in whole or in part these Claims pursuant to Section 502(b) of the Bankruptcy Code.
          t. CLASS 7N (KIN BUC SUPERFUND SITE IN EDISON, NEW JERSEY) consists of Claims filed by 10 PRPs for contribution for the Debtor's alleged equitable share of the liability of all PRPs to the EPA and the NJDEPE for the clean-up and related costs of this site. The Debtor has sought to disallow these Claims pursuant to Section 502(e)(1)(A) and/or (B) of the Bankruptcy Code.
          u. CLASS 7O (SCIENTIFIC CHEMICAL PROCESSING SITE IN CARLSTADT, NEW JERSEY) consists of Claims of approximately 113 PRPs for contribution for the Debtor's alleged equitable share of the common liability of all PRPs to the EPA and NJDEPE for the clean-up and related costs of this site. The Debtor has sought to disallow these Claims pursuant to Section 502(e)(1)(B) of the Bankruptcy Code.



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          v.   CLASS 7P.1 (LIVERMORE, CALIFORNIA SITES - DIRECT CLAIMS) consists of Claims filed by the California Regional Water Quality Control Board ("RWQCB") in the amount of $2,342,000 for the clean-up and related costs associated with two adjacent properties in Livermore, California. The RWQCB had issued a clean-up and abatement order regarding these sites. The Debtor owns one of the sites and had sold the second in 1979. The Debtor has sought to disallow this Claim in whole or in part pursuant to Section 502(b) of the Bankruptcy Code.
          w. CLASS 7P.2 (LIVERMORE, CALIFORNIA SITES - F & P PROPERTIES, INC.) consists of a Claim filed by F&P Properties, Inc. ("F&P"), the owner of the Livermore property adjacent to the Debtor's site in the amount of $1.29 million. The Claim asserts fraud, intentional interference, and promissory estoppel. F&P contends that the Debtor sold the property to F&P's grantors, Donald and Suzanne Smith (the "Smiths"), in 1979 and is responsible for various damages caused by alleged deposits of Hazardous Materials on the property prior to 1979. The Debtor has sought to disallow this Claim pursuant to Section 502(e)(1)(A) and/or
(B) of the Bankruptcy Code.
          x. CLASS 7P.3 (LIVERMORE, CALIFORNIA SITES - SMITHS) consists of a $5,000,000 Claim filed by the Smiths (purchasers of the F&P property from the Debtor in 1979). The Smiths' Claim asserts that the Debtor breached a settlement agreement with the Smiths by failing to execute an agreed draft settlement agreement in an action brought by F&P against


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the Debtor and the Smiths.  The Debtor has sought to disallow this Claim pursuant to Section 502(e)(1)(A) and/or (B) of the Bankruptcy Code.
          y. CLASS 7Q (LODI, NEW JERSEY) consists of all Environmental Claims arising in connection with the Lodi, New Jersey property formerly owned by the Debtor including, without limitation, the Claims filed by Fine Organics and Barclay's Bank Ltd. ("Barclay's"). Fine Organics purchased the Lodi, New Jersey property from the Debtor on March 31, 1986 by delivering cash plus a note which has not been paid. In connection with the sale, the Debtor entered into an Administrative Order On Consent with the NJDEPE for the clean-up of the site. The order is secured by a $4 million letter of credit issued by Barclay's. Fine Organics claims that the Debtor has not remediated the site. Fine Organics seeks $10,727,000 in alleged actual damages (including the purchase price of the property, consequential damages, and the alleged cost of compliance with the consent order). Fine Organics also claims that it is entitled to treble damages under N.J.S.A. 58:10-23.11, or $32,181,000. Barclay's has filed a contingent claim in the amount of its letter of credit. The Debtor believes that it has complied with the consent order except to the extent that Fine Organics has prevented it from doing so. The Debtor is prepared to complete the clean-up in accordance with the consent order as soon as Fine Organics permits it to do so. The Debtor and Fine Organics are now in litigation in the Bankruptcy Court over these issues. See


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
V.H., "Events During the Chapter 11 Case -- Fine Organics Litigation." The Debtor has sought to disallow the Fine Organics Claim pursuant to Section 502(b) and (e)(1)(B) and/or 502(b) of the Bankruptcy Code. The Debtor estimates that the completion of the clean-up of the Lodi site will cost no more than $4 million, and does not believe that the Barclay's letter of credit will be drawn upon.
          z. CLASS 7R (OTHER ENVIRONMENTAL CLAIMS) consists of all Environmental Claims not specified in the foregoing provisions. The Debtor does not believe there are any Claims in Class 7R.
          The Plan provides that on the later of the Distribution Date or the date an Environmental Claim becomes an Allowed Environmental Claim, Reorganized Hexcel shall distribute to each holder of an Allowed Environmental Claim in each of the subclasses in Class 7 Cash in an amount determined pursuant to the provisions of Section 4.7(c) through (e) of the Plan. Section 4.7(c) of the Plan provides that holders of Allowed Environmental Claims shall be entitled to receive distributions of an aggregate of not more than $5,992,160, which amount is allocated to the respective Subclasses of Class 7 as follows (the "Subclass Environmental Distribution Amounts"):
          (i)   Subclasses 7A.1 and 7A.2 -- $50,000
          (ii)  Subclass 7B -- $1,000
          (iii) Subclass 7C -- $1,000
          (iv)  Subclasses 7D.1, 7D.2 and 7D.3 -- $1,000


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          (v)   Subclass 7E -- $1,000
          (vi)  Subclass 7F -- $1,000
          (vii) Subclass 7G -- $1,000
          (viii)Subclass 7H -- $35,000
          (ix)  Subclass 7I -- $20,000
          (x)   Subclasses 7J.1 and 7J.2 -- $101,160
          (xi)  Subclasses 7K.1, 7K.2 and 7K.3 -- $290,000
          (xii) Subclass 7L -- $50,000
          (xiii)Subclass 7M -- $200,000
          (xix) Subclass 7N -- $150,000
          (xv)  Subclass 7O -- $250,000
          (xvi) Subclass 7P.1 -- $550,000
          (xvii) Subclasses 7P.2 and 7P.3 -- $290,000
          (xviii) Subclass 7Q -- $4,000,000
          (xix)  Subclass 7R -- $0
          Section 4.7(d) of the Plan provides that, on the later of the Distribution Date and the date as and when an Environmental Claim becomes an Allowed Environmental Claim (including as an Allowed Environmental Claim any Environmental Claim that, by Final Order, has been estimated pursuant to Section 502(c) of the Bankruptcy Code expressly for the purpose of its allowance), Reorganized Hexcel shall distribute to such holder of such Allowed Environmental Claim Cash in an amount equal to such Environmental Claim. Notwithstanding the foregoing, Reorganized Hexcel shall be obligated to make such Cash distributions to holders of Allowed Environmental Claims in any Subclass only to the extent that Subclass Environmental


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Distribution Amount allocated by Section 4.7(c) to such Subclass has not been exhausted by previous payments pursuant to the Plan.
          Section 4.7(e) of the Plan provides that in the event (i) an Environmental Claim has been previously disallowed pursuant to Section 502(e)(1)(B) of the Bankruptcy Code, (ii) such Environmental Claim is not an Allowed Environmental Claim entitled to receive a distribution under Section 4.7(d), (iii) such disallowed Environmental Claim ceases to be contingent and unliquidated by reason of the making of a payment to a third party by the holder thereof, (iv) a determination shall have been made of the amount of the Debtor's liability to the holder thereof, with respect to such Environmental Claim (the "Liability Amount"), and (v) a Final Order shall have been entered determining that such a previously disallowed Environmental Claim shall be allowed by a Final Order, either by reason of reconsideration of such Environmental Claim pursuant to Section 502(j) of the Bankruptcy Code or otherwise ("Reconsidered
Section 502(e) Claim"), then such Reconsidered Section 502(e) Claim shall be treated as part of the Subclass that relates to the property that is the subject of such Reconsidered Section 502(e) Claim and the holder thereof shall be entitled to receive a distribution of Cash under, and subject to the limitations of, the provisions of Section 4.7(d) of the Plan, in an amount equal to the lesser of (i) the Liability Amount, or (ii) the Debtor's allocable equitable share of the amount the holder of such Reconsidered


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Section 502(e) Claim was legally obligated to pay to others (as determined by an order or other ruling of a court or governmental agency or officer) on account of the Debtor's liability or obligations.
          Class 7 is impaired by the Plan.  Each holder of an Environmental
Claim in Class 7 is entitled to vote on the Plan if such claim has been allowed pursuant to Section 502 of the Bankruptcy Code or by a Final Order.
          9.   CLASS 8 -- INTERCOMPANY CLAIMS
          Class 8 consists of Intercompany Claims. Class 8A consists of the Hexcel Lyon Claim which shall be Allowed in the amount of $2,589,000. On the Effective Date, the holder of the Allowed Hexcel Lyon Claim shall receive the Hexcel Lyon Note in the principal amount of the Allowed Hexcel Lyon Claim which will be due 30 days after payment in full of the Amended and Restated Principal Mutual 10.12% Note, and will bear interest payable semi-annually in arrears at the rate of 6.9% per annum.
          Class 8B consists of Other Intercompany Claims, which shall be allowed in the aggregate amount of $366,000. Each holder of an Allowed Other Intercompany Claim shall receive Cash in an amount equal to such holder's
Allowed Other Intercompany Claim 30 days after payment in full of the Amended and Restated Principal Mutual 10.12% Note.
          10.  CLASS 9 -- SUBORDINATED DEBENTURE CLAIMS
          Class 9 consists of all Claims arising under or related to that certain Indenture dated as of August 1, 1986


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between Hexcel and The Bank of California, N.A., Trustee Re: 7% Convertible
Subordinated Debentures due 2011. As of the Commencement Date, the principal amount of the Subordinated Debentures outstanding was $25,625,000 and the accrued interest on the Subordinated Debentures was approximately $638,000. Class 9 may be impaired by the Plan. Holders of Allowed Class 9 Subordinated Debenture Claims are entitled to vote to accept or reject the Plan.
          If Class 9 accepts the Plan, on the Effective Date, each holder of an Allowed Class 9 Subordinated Debenture Claim shall be entitled to receive such holder's ratable share of 9,703,050 shares of Reorganized Hexcel Common Stock.
          If Class 9 rejects the Plan, then the Subordinated Debentures shall be Reinstated and rendered unimpaired.
           11. CLASS 10 -- SECTION 510(b) HEXCEL COMMON STOCK TRADING CLAIMS Class 10 consists of any Claim (a) arising from rescission of a purchase or sale of shares of Hexcel Common Stock, (b) for damages arising from the purchase or sale of shares of Hexcel Common Stock, or (c) for reimbursement or contribution allowed under Section 502 of the Bankruptcy Code on account of a Claim described in clauses (a) or (b) of this Section V.B.11, other than a Claim for reimbursement or contribution described in Section 7.2 of the Plan.
          The only asserted claims in Class 10 arise out of three civil actions filed against the Debtor and certain of its officers in December 1992 which were consolidated into a


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single action in the U.S. District Court in the Northern District of California
entitled ANN TAXIER, ET AL. V. ROBERT L. WITT, ET AL. Plaintiffs are seeking to have the case declared a class action on behalf of all persons who purchased or otherwise acquired Hexcel shares between February 4, 1992 and December 11, 1992. They seek recovery of damages from the Debtor and other defendants for claimed violations of various securities laws purportedly caused by issuance of information to the public which is alleged to have been materially false and misleading when made in that it failed to disclose material adverse facts that operated to artificially inflate the market value of the Hexcel Common Stock. Hexcel has denied the material allegations of these complaints.
          Each holder of an Allowed Class 10 Section 510(b) Common Stock Trading Claims shall receive, on the Effective Date, such holder's ratable share of 100,000 shares of Reorganized Hexcel Common Stock. No distributions will be made to holders of Allowed Claims in Class 10 until all of the Allowed Claims in Class 10 and the holders thereof have been determined.
          12.  CLASS 11 -- HEXCEL COMMON STOCK INTERESTS
          Class 11 consists of Equity Interests in Hexcel evidenced by the shares of Common Stock, par value $.01 per share, of Hexcel, including all Preferred Stock Rights. Holders of Equity Interests in Hexcel owned 7,309,827 shares of Hexcel Common Stock as of April 8, 1994. Class 11 is


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impaired.  Holders of Hexcel Common Stock are entitled to vote to accept or reject the Plan.
          Each holder of record of Hexcel Common Stock as of the close of business on the Effective Date shall receive one share of Reorganized Hexcel Common Stock for each two shares of Hexcel Common Stock. In addition to such shares of Reorganized Hexcel Common Stock, each holder of record of Hexcel Common Stock as of the close of business on the Effective Date will receive certain Rights entitling such holder to purchase additional shares of Reorganized Hexcel Common Stock at an exercise price of $2.00 per share.
          If Class 9 accepts the Plan, then for each share of Common Stock held of record on the Effective Date, the holder shall receive 1.1628 Rights. If Class 9 rejects the Plan, then for each share of Common Stock held on the Effective Date, the holder shall receive 1.71 Rights.
          Each Right will entitle the holder to purchase one share of Reorganized Hexcel Common Stock. Certificates representing the Rights ("Subscription Certificates") will be distributed on or as soon as practicable after the Effective Date. The Reorganized Hexcel Common Stock issuable on exercise of any Rights will be issued as soon as is practicable following the expiration date for the exercise of those Rights.
          The principal terms of the Rights are as follows:
          (i) AUTHORIZATION: If Class 9 accepts the Plan, 8,500,000 Rights, each exercisable to purchase one share of


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Reorganized Hexcel Common Stock; if Class 9 rejects the Plan, 12,500,000 Rights, each exercisable to purchase one share of Reorganized Hexcel Common Stock.
          (ii)  SUBSCRIPTION PRICE:  $2.00 per share of Reorganized Hexcel
Common Stock.
          (iii) VOTING:  No voting rights.
          (iv) EXPIRATION: The Rights must be exercised within 30 days after the Effective Date.
          (v) TRANSFERABILITY: The Rights will be transferable subject to compliance with applicable federal and state securities laws.
            13.  CLASS 12 -- HEXCEL OPTIONS
          Class 12 consists of Hexcel Options to purchase Hexcel Common Stock and all other rights and awards issued pursuant to the Stock Option Plan, other than any restricted Common Stock awarded thereunder (which shares are included in Class 11). As of December 31, 1993, there were outstanding Hexcel Options to purchase 533,475 shares of Hexcel Common Stock (I.E., 533,475 Hexcel Options), with exercise prices ranging from $7.56 to $32.06.
          Class 12 is impaired.  The Plan provides that holders of Hexcel
Options shall not be entitled to retain or receive any property or other distributions under the Plan. All Hexcel Options shall be cancelled and extinguished on the Effective Date, and the holders of Allowed Hexcel Options


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shall have no Claims or Interests arising therefrom.  In addition, the Stock
Option Plan will be cancelled and terminated. Holders of Hexcel Options are deemed to have rejected the Plan under Section 1126(g) of the Bankruptcy Code.

B.   SUMMARY OF OTHER PROVISIONS OF THE PLAN
          The following paragraphs summarize certain other significant provisions of the Plan. The Plan should be referred to for the complete text of these and other provisions of the Plan.
          1.   REORGANIZED HEXCEL COMMON STOCK AND RIGHTS
          Pursuant to the Plan, Reorganized Hexcel shall have authority to issue 70,000,000 shares of Reorganized Hexcel Common Stock. If Class 9 accepts the Plan, an aggregate of approximately 15,087,719 shares of Reorganized Hexcel Common Stock will be issued to holders of Allowed Claims and Interests in Classes 6, 9, 10 and 11 pursuant to the Plan, approximately 11,500,000 shares will be issued to Mutual Series pursuant to the Stock Subscription and Standby Purchase Agreement, and an additional 8,500,000 shares will be issued upon exercise of the Rights or, to the extent Rights are not exercised, to Mutual Series pursuant to the Stock Subscription and Standby Purchase Agreement. If Class 9 rejects the Plan, an aggregate of approximately 5,384,669 shares of Reorganized Hexcel Common Stock will be issued to holders of Allowed Claims and Interests in Classes 6, 10 and 11 pursuant to the


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
Plan and approximately 12,500,000 shares will be issued to Mutual Series pursuant to the Stock Subscription and Standby Purchase Agreement, and an additional 12,500,000 shares will be issued upon exercise of the Rights or, to the extent Rights are not exercised, to Mutual Series pursuant to the Stock Subscription and Standby Purchase Agreement.
          Under the Restated Certificate of Incorporation and By-Laws of Reorganized Hexcel, copies of which are annexed to the Plan as Exhibits C and D, respectively, holders of the Reorganized Hexcel Common Stock will be entitled to receive such dividends as may be declared from time to time by the Board of Directors of Reorganized Hexcel out of assets available therefor, after payment of dividends required to be paid on outstanding preferred stock, if any. See
Section X, "Certain Risk Factors To Be Considered." In the event of the liquidation, dissolution or winding up of Reorganized Hexcel, the holders of Reorganized Hexcel Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of the holders of preferred stock then outstanding, if any. The Reorganized Hexcel Common Stock will have no preemptive or conversion rights and will not be subject to further calls or assessments by Reorganized Hexcel. The Reorganized Hexcel Common Stock will, upon issuance, pursuant to the Plan, be duly authorized, validly issued, fully paid and nonassessable.


                                       115
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          Holders of Reorganized Hexcel Common Stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of a plurality of the shares voting for the election of directors can elect all of the directors since the holders of Reorganized Hexcel Common Stock will not have cumulative voting rights. For a more detailed description of the process by which Reorganized Hexcel will elect its Board of Directors, see Section VII.A.1, "Management of the Reorganized Debtor -- Composition of the Board of Directors." Certain significant matters will require the approval of the holders of a majority of the outstanding shares of Reorganized Hexcel Common Stock. See
Section V.C.9., "The Plan of Reorganization -- Summary of Other Provisions of the Plan -- Restatement of the Debtor's Certificate of Incorporation and Bylaws."

          2.   THE STOCK SUBSCRIPTION AND
               STANDBY PURCHASE AGREEMENT
           The Plan is premised on the Stock Subscription and Standby Purchase Agreement. On July 27, 1994, Hexcel entered into the Stock Subscription and Standby Purchase Agreement with Mutual Series which is a diversified open-end management investment company registered under the Investment Company Act of 1940. The following description of certain provisions of the Stock Subscription and Standby Purchase Agreement is qualified in its entirety by reference to the full text of that document, which is annexed as Exhibit B to the Plan.


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
          (a) STOCK PURCHASE IF CLASS 9 ACCEPTS THE PLAN. Under the Stock Subscription and Standby Purchase Agreement and subject to the satisfaction of its conditions, if Class 9 accepts the Plan, on the Effective Date, a first closing will be held at which Mutual Series will purchase 11,500,000 shares of Reorganized Hexcel Common Stock representing 32.775% of all shares of Reorganized Hexcel Common Stock which will be outstanding after giving effect to the issuance of all shares of Reorganized Hexcel Common Stock to be issued to the holders of Claims and Interests as contemplated by the Plan and to be purchased by Mutual Series pursuant to the Stock Subscription and Standby Purchase Agreement; in consideration for such shares, Mutual Series will pay an aggregate purchase price of $23,000,000 at the first closing. In addition, subject to the terms and conditions in the Stock Subscription and Standby Purchase Agreement, after the closing of the Rights Offering a second closing will be held at which Mutual Series will purchase all shares of Reorganized Hexcel Common Stock which are offered but not purchased pursuant to the Rights Offering for a purchase price equal to $17,000,000 less the aggregate exercise price for all shares which are purchased in the Rights Offering. The aggregate of all shares of Reorganized Hexcel Common Stock which will be sold in the Rights Offering and the shares which will be purchased by Mutual Series pursuant to the Stock Subscription and Standby Purchase Agreement will equal 57% of all shares of Reorganized Hexcel Common Stock expected to be outstanding upon consummation of the Plan, other than shares which may be issued pursuant to the New Long Term Incentive Plan or purchased by management as described INFRA.
          (b) STOCK PURCHASE IF CLASS 9 REJECTS THE PLAN. Under the Stock Subscription and Standby Purchase Agreement and subject to the satisfaction of its conditions, if Class 9 rejects the Plan, on the Effective Date, a first closing will be held at which Mutual Series will purchase 12,500,000 shares of Reorganized Hexcel Common Stock representing 41.13917% of all shares of Reorganized Hexcel Common Stock which will be outstanding after giving effect to the issuance of all shares of Reorganized Hexcel Common Stock to be issued to the holders of Claims and Interests as contemplated by the Plan and to be purchased by Mutual Series pursuant to the Stock Subscription and Standby Purchase Agreement; in consideration for such shares, Mutual Series will pay an aggregate purchase price of $25,000,000 at the first closing. In addition, subject to the terms and conditions in the Stock Subscription and Standby Purchase Agreement, after the closing of the Rights Offering a second closing will be held at which Mutual Series will purchase all shares of Reorganized Hexcel Common Stock which are offered but not purchased pursuant to the Rights Offering for a purchase price equal to $25,000,000 less the aggregate exercise price for all shares which are purchased in the Rights Offering. The aggregate of all shares of Reorganized Hexcel Common Stock which will be sold in the Rights Offering and the shares which will be purchased by Mutual Series


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
pursuant to the Stock Subscription and Standby Purchase Agreement will equal 82.278% of all shares of Reorganized Hexcel Common Stock expected to be outstanding upon consummation of the Plan, other than shares which may be issued pursuant to the New Long Term Incentive Plan or purchased by management as described INFRA.
          (c) GENERAL TERMS AND CONDITIONS. The Stock Subscription and Standby Purchase Agreement includes various representations from Hexcel to Mutual Series including, but not limited to, representations covering such matters as (i) due organization of Hexcel, (ii) due authorization of the Stock Subscription and Standby Purchase Agreement and the related Registration Rights Agreement and all transactions contemplated thereby, (iii) the capitalization of Hexcel, (iv) the most recent audited and unaudited balance sheets of Hexcel, (v) disclosure of all known actual and contingent liabilities of Hexcel, (vi) the absence of certain changes in executive compensation, (vii) Hexcel's compliance with reporting obligations under the Securities Exchange Act of 1934, (viii) tax matters, (ix) title to assets of Hexcel and its subsidiaries, (x) ownership of intellectual property and lack of known challenges or claims with respect thereto, (xi) material contracts, (xii) ERISA matters, (xiii) actual and threatened legal proceedings and claims, (xiv) environmental matters, and (xv) the accuracy of this Disclosure Statement. The representations and warranties set forth in the Stock Subscription and Standby Purchase Agreement will survive for a


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
period of 18 months after the first closing and Hexcel has agreed to indemnify Mutual Series for any losses, liabilities, obligations, damages, costs and expenses based upon or resulting from any misrepresentation, breach of warranty or nonfulfillment of any agreement on the part of Hexcel under the Stock Subscription and Standby Purchase Agreement to the extent they exceed $400,000 in the aggregate.
          The Stock Subscription and Standby Purchase Agreement provides that it may be terminated any time prior to the first closing:
          (a)  by mutual consent of Hexcel and Mutual Series;
          (b) by either party which is not in breach in the event of material breach by the other party which is not cured within 10 days after written notice;
          (c) by Mutual Series if by August 30, 1994 the Bankruptcy Court has not determined, subject only to the entry of an appropriate order, to approve certain provisions of the Stock Subscription and Standby Purchase Agreement (including, among other things, the breakup fee and expense reimbursement and overbid procedures), or if an order approving the same has not been entered by September 15, 1994 or if after entry of such order, such order is reversed, revoked, modified or stayed;
          (d) by Mutual Series if an order approving the Disclosure Statement is not entered on or prior to October 15, 1994 or if after entry of such order, such order is reversed, revoked, voided, modified or stayed;


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
          (e) by Mutual Series if an order confirming the Plan is not entered on or prior to December 15, 1994 or if after entry of such order, such order is reversed, revoked, voided, modified or stayed;
          (f) by Hexcel if an order confirming the Plan is not entered on or prior to December 15, 1994 or if after entry of such order, such order is reversed, revoked, voided, modified or stayed;
          (g) by Hexcel or Mutual Series, in the event that Hexcel has advised Mutual Series in writing of any condition to Mutual Series's obligation to consummate its purchase of shares is not capable of being satisfied and, in the case of Hexcel's right to terminate, Mutual Series fails to waive such condition within seven business days after receipt of such notice;
          (h) by Mutual Series or Hexcel, if the first closing date does not occur by the 30th day following the date on which the confirmation order is entered, except that Mutual Series has the election to extend such period for up to another 30 days if it is not in material breach of the Stock Subscription and Standby Purchase Agreement;
          (i) by Mutual Series or Hexcel, in the event that Hexcel enters into an agreement with any person with respect to any Acquisition Transaction (as defined in the agreement and described below) or an Acquisition Transaction is otherwise consummated;


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
          (j) by Mutual Series or Hexcel, in the event that Hexcel sponsors, supports, endorses, recommends, proposes or seeks confirmation of any plan of reorganization of Hexcel other than the Plan contemplated by the Stock Subscription and Standby Purchase Agreement;
          (k) by Mutual Series or Hexcel, in the event that the Bankruptcy Court enters an order confirming any plan of reorganization of Hexcel based upon or relating to any Acquisition Transaction or upon Hexcel's motion enters any order otherwise authorizing an Acquisition Transaction; and
          (l) by Mutual Series if the Creditors' Committee fails to support the Plan and the Stock Subscription and Standby Purchase Agreement by August 19, 1994 or thereafter withdraws its support.
          Hexcel is required to pay Mutual Series a break-up fee equal to the excess of $1,250,000 over all amounts paid by Hexcel as expense reimbursements to Mutual Series if the Stock Subscription and Standby Purchase Agreement (i) is terminated by Hexcel or Mutual Series pursuant to paragraphs (i), (j) or (k) above, (ii) is terminated by Hexcel if the Board of Directors receives a proposal with respect to an Acquisition Transaction that the Board of Directors has determined is more favorable to Hexcel, or (iii) is terminated by Hexcel pursuant to paragraphs (f), (g) or (h) above and thereafter during the pendency of the Chapter 11 Case, an Acquisition Transaction is consummated other than one that is materially less favorable to Hexcel or the Creditors in Class 5 under the Plan. No breakup fee is payable to Mutual Series in the event that Mutual Series is in material breach of the Stock Subscription and Standby Purchase Agreement at the date of such termination. For purposes of the Stock Subscription and Standby Purchase Agreement, an "Acquisition Transaction" means (i) any business combination involving Hexcel or either of Hexcel S.A. (Belgium) or Hexcel S.A. (France), including but not limited to (A) the disposition of any business currently conducted by Hexcel or either of such subsidiaries and which represents sales in excess of 10% of Hexcel's consolidated sales for 1993 not disclosed in this Disclosure Statement, and (B) the sale of assets of Hexcel or such subsidiaries for $40 million or more in a single transaction or series of related transactions, in the case of (A) and (B) not disclosed in this Disclosure Statement, or (ii) the sale or issuance of a more than 5% equity interest in Hexcel or either of such subsidiaries, excluding the issuance by Hexcel of equity (A) in exchange for existing indebtedness of Hexcel and/or (B) to holders of Common Stock on a PRO RATA basis. Acquisition Transaction does not include a transaction or proposed transaction disclosed in the Disclosure Statement.
          In the event that the Stock Subscription and Standby Purchase Agreement is terminated by either party, neither party has any further obligation thereunder except that Hexcel will remain liable to reimburse Mutual Series for its expenses and to pay the break-up fee, to the extent required under the Stock Subscription and Standby Purchase Agreement. In the event of a material breach by Mutual Series of its obligations under the Stock Subscription and Standby Purchase Agreement which results in the termination of the agreement by Hexcel, Mutual Series is required to pay Hexcel $1,250,000 as liquidated damages and Mutual Series will not be entitled to reimbursement of its expenses.
          Hexcel has agreed to reimburse Mutual Series for its out-of-pocket expenses (including reasonable fees and expenses of its counsel and other professionals) in connection with the negotiation, documentation and implementation of the Stock Subscription and Standby Purchase Agreement and the Registration Rights Agreement, including Mutual Series' due diligence expenses and Mutual Series' expenses relating to, resulting from or arising out of any claim, action or proceeding commenced or asserted in the Chapter 11 Case, provided that if the first closing under the Stock Subscription and Standby Purchase Agreement does not occur, the aggregate amount of such reimbursement will be limited to $500,000. The expense reimbursement is payable at the first closing under the Stock Subscription and Standby Purchase Agreement or on termination of the Stock Subscription and Standby Purchase Agreement, except that no expense reimbursement is payable to Mutual Series in the event of material breach of the Stock Subscription and Standby Purchase Agreement by Mutual Series.
          The Stock Subscription and Standby Purchase Agreement prohibits Hexcel from soliciting or initiating the submission of any offer or proposal for an Acquisition Transaction. Hexcel is also prohibited from engaging in negotiations regarding an offer or proposal received by Hexcel for a potential Acquisition Transaction unless the Board of Directors or an appropriate committee of the Board believes in good faith that such offer or proposal has a reasonable possibility of resulting in an Acquisition Transaction more favorable to Hexcel than the transactions contemplated by the Stock Subscription and Standby Purchase Agreement. Hexcel is not prohibited from responding to any unsolicited requests for information with respect to Hexcel and engaging in follow up due diligence sessions, subject to compliance with the Bankruptcy Court order regarding confidential information.
          Mutual Series' obligations to consummate the first closing under the Stock Subscription and Standby Purchase Agreement are subject to a number of important conditions, including but not limited to the following:
          (a) all of Hexcel's representations and warranties in the Stock Subscription and Standby Purchase Agreement shall be true and correct in all material respects at the time of the first closing as if made on that date and Hexcel shall not be in material breach of the Stock Subscription and Standby Purchase Agreement;
          (b) all necessary notifications, filings and applications with governmental agencies shall have been submitted and all applicable waiting periods shall have expired;

          (c) Hexcel shall have entered into interim and long-term employment arrangements with John J. Lee on terms reasonably satisfactory to Mutual Series; Mr. Lee's prepetition contractual claims shall have been satisfied; and Hexcel shall have caused the contingency employment agreements with certain specified officers to be terminated or rejected;
          (d) Hexcel shall have executed and delivered the Registration Rights Agreement described below;
          (e) five designees of Mutual Series shall have been appointed to the Board of Directors of Hexcel to serve in the classes indicated by Mutual Series (at least one of whom will be in Class I), and the four other directors, if not on the Board of Directors on July 27, 1994, and the classes in which they serve shall be reasonably satisfactory to Mutual Series;
          (f) Hexcel shall have obtained the Exit Financing Facility of $35,000,000 if Class 9 accepts the Plan, or $25,000,000 if Class 9 rejects the Plan (in each case subject to availability restrictions) on commercially reasonable terms reasonably satisfactory to Mutual Series and which will provide Hexcel with sufficient working capital to meet its anticipated requirements as reflected in the updated financial projections delivered prior to the first closing;
          (g) the Bankruptcy Court shall have entered all orders required pursuant to the Stock Subscription and Standby Purchase Agreement, including an order approving certain provisions of the Stock Subscription and Standby Purchase Agreement, an order approving the Disclosure Statement and a confirmation order, and all such orders shall have become final orders and remain in full force and effect;
          (h) Hexcel shall have either (i) obtained a purchase order from Northrop substantially in accordance with that contemplated by this Disclosure Statement and obtained all necessary approvals for such purchase order to be enforceable against Northrop or (ii) entered into another agreement with Northrop which results in comparable economic value for Hexcel, as reasonably determined by Mutual Series;
          (i) Hexcel shall have entered into and obtained all necessary approvals in connection with the Hexcel S.A. financing as approved by the Bankruptcy Court on June 8, 1994;
          (j) the 1986 Rights Agreement and rights to purchase preferred stock pursuant thereto shall have been cancelled;
          (k) this Disclosure Statement as approved by the Bankruptcy Court and the Plan as confirmed by the Bankruptcy Court shall be in form and substance satisfactory to Mutual Series and its counsel and shall be consistent with the Stock Subscription and Standby Purchase Agreement;
          (l) the Standard & Poor's 500 Index shall not have declined more than 15% from June 17, 1994;
          (m) no legal proceedings shall have been instituted against Hexcel or any of its subsidiaries which could reasonably result in material adverse change to Hexcel and its subsidiaries taken as a whole;

          (n) no legal proceedings shall have been instituted or threatened or a claim or demand made against Mutual Series seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated by the Stock Subscription and Standby Purchase Agreement which in Mutual Series' reasonable judgment could have a material adverse effect on it;
          (o) there shall not be in effect any order of a governmental body restraining or enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Stock Subscription and Standby Purchase Agreement;
          (p) there shall be no annual meeting of Hexcel or special meeting to elect directors of Hexcel scheduled after the first closing date which shall have a record date prior to the first closing date;
          (q) there shall have occurred no material adverse change from the business properties, results of operations, prospects or conditions, financial or otherwise, of Hexcel and its subsidiaries taken as a whole since the latest date as of which historical information in respect thereof is given in the Disclosure Statement;
          (r) Hexcel shall have delivered to Mutual Series updated projected financial information in the same form as that included in Exhibit E to this Disclosure Statement; and
          (s) the conditions to the Effective Date shall have been satisfied (except for the first closing under the Stock Subscription and Standby Purchase Agreement).

          The conditions to Mutual Series' obligation to consummate the second closing under the Stock Subscription and Standby Purchase Agreement include, among other things, that the Rights Offering shall have terminated, the Confirmation Order shall be in full force and effect and there shall not be any order by any governmental body restraining, enjoining or prohibiting the consummation of the transactions.
          The Plan provides that Hexcel and Reorganized Hexcel shall perform their obligations under the Stock Subscription and Standby Purchase Agreement in accordance with its terms, including, without limitation, issuing all shares of Reorganized Hexcel Common Stock to Mutual Series as provided therein.
          3.   THE REGISTRATION RIGHTS AGREEMENT
          One condition to Mutual Series' obligation to close under the Stock Subscription and Standby Purchase Agreement is that Hexcel enter into a Registration Rights Agreement (the "Registration Rights Agreement"). The following description of certain provisions of the Registration Rights Agreement is qualified in its entirety by reference to the full text of that document, which is annexed as part of Exhibit B to the Plan. The Registration Rights Agreement will give Mutual Series the right to demand that Hexcel effect the registration for public sale under the Securities Act of 1933, as amended, of the Reorganized Hexcel Common Stock received by Mutual Series pursuant to the Stock Subscription and Standby Purchase Agreement (the "Registrable Securities"). If Mutual Series' investment is $20-30 million, Mutual Series will be entitled to compel registration up to three times during the five-year period commencing on the second closing date under the Stock Subscription and Standby Purchase Agreement, and, if its interest is more than $30 million, it may compel registration up to five times during such five-year period. Mutual Series may not compel registration more than once during any 180-day period. Further, Mutual Series may only compel registration with respect to sales representing the greater of
(i) 10% of the original amount of Registrable Securities issued to Mutual Series, or (ii) 20% of the then outstanding Registrable Securities (excluding certain securities which were previously registered or sold), provided, however, that Mutual Series may always compel registration with respect to sales of all of the Registrable Securities then held by it. In addition, Mutual Series will be entitled to certain "piggyback" registration rights in connection with certain registrations of securities by Hexcel during such five-year period.
          4.   CONDITIONS PRECEDENT TO THE PLAN
          The Plan will not become effective unless and until (i) Reorganized Hexcel shall have received the Exit Financing Facility to provide Reorganized Hexcel with working capital sufficient to meet its ordinary and peak working capital requirements, as determined by Hexcel, (ii) the first closing under the Stock Subscription and Standby Purchase Agreement shall have occurred, and (iii) the Reorganized Hexcel Common Stock shall have been approved for listing on the New York

Stock Exchange. In the event that any of the conditions precedent specified in the Plan has not been satisfied or waived on or before 60 days after the Confirmation Date, the Debtor may, upon notification submitted by the Debtor to the Bankruptcy Court and counsel for the Committees, terminate the Plan, in which event (a) the Confirmation Order will be vacated, (b) no distributions will be made under the Plan, (c) the Debtor and all holders of Claims and Equity Interests will be returned to the STATUS QUO ANTE and (d) all of the Debtor's obligations with respect to the Claims and Equity Interests will remain unchanged.
          5.   TIME AND METHOD OF DISTRIBUTIONS UNDER THE PLAN
          Except for distributions to be made to holders of Subordinated Debentures and Common Stock, all distributions under the Plan will be made by Reorganized Hexcel to the holders of each Claim as set forth in the Claims Register maintained by the Bankruptcy Court and Poorman-Douglas Corporation, as the official claims agent, as of the Effective Date. All distributions to be made to holders of Subordinated Debentures under the Plan will be made by Reorganized Hexcel to the indenture trustee for such Debentures. Distributions of Rights under the Plan will be made directly to holders of Common Stock. All distributions of Reorganized Hexcel Common Stock to be made to holders of Common Stock under the Plan will be made by Reorganized Hexcel to the transfer agent for the Common Stock.

          Any payment of Cash made by Reorganized Hexcel pursuant to the Plan will be made by check drawn on a domestic bank. No payment of Cash less than one hundred dollars will be made by Reorganized Hexcel to any creditor unless a request therefor is made in writing to Reorganized Hexcel. No fractional shares of Reorganized Hexcel Common Stock, fractional Rights or Cash in lieu thereof will be distributed.
          6.   RECORD DATE AND SURRENDER OF EXISTING
               SECURITIES
           After the close of business on the Effective Date, the transfer ledgers for all Common Stock and, if the Plan is accepted by Class 9, the transfer ledgers for the Subordinated Debentures, will be closed, there will be no registrations or other changes in the record holders of any such securities on the books of Reorganized Hexcel (or any indenture trustee, transfer agent or registrar it may have employed in connection therewith), and Reorganized Hexcel, any indenture trustee and any transfer agent will have no obligation to recognize any transfer of such securities thereafter, but will be entitled instead to recognize and deal only with those holders reflected on the transfer ledgers as of the close of business on the Effective Date.
          Until the holders of record as of the close of business on the Effective Date or their lawful successors or assigns surrender, pursuant to Sections 6.7 and 6.8 of the Plan, the certificates which had previously evidenced the Common Stock or, if the Plan is accepted by Class 9, the

Subordinated Debentures, the holders of such securities shall have no rights (and the certificates shall evidence no rights) except the right to surrender such certificates pursuant to such Sections and to receive in exchange therefor the distributions to which such holders are entitled pursuant to the provisions of Article IV of the Plan, except that holders of record of Common Stock as of the Effective Date will have the right to receive the Rights distributable to them before they surrender their certificates.
           7.   EXECUTORY CONTRACTS AND UNEXPIRED LEASES
          The Bankruptcy Code gives the Debtor the power, subject to the approval of the Bankruptcy Court, to assume or reject executory contracts and unexpired leases. If an executory contract or other unexpired lease is rejected, the other party to the agreement may file a claim for damages incurred by reason of the rejection. In the case of rejection of leases of real property, such damage claims are subject to certain limitations imposed by the Bankruptcy Code. Pursuant to the Plan, all unexpired real property leases which exist between the Debtor and any person are deemed assumed as of the Effective Date, except for any unexpired lease (i) which has been rejected pursuant to a Bankruptcy Court order entered on or prior to the Confirmation Date, or (ii) for which a motion for approval to reject such lease has been filed and served on or prior to the Confirmation Date.

          The Plan provides that all executory contracts existing between the Debtor and any party (other than certain employee-related matters) are to be assumed as of the Effective Date unless the executory contract (i) has been rejected pursuant to a Bankruptcy Court order entered on or prior to the Confirmation Date, (ii) is set forth on Schedule 7.1(a) to the Plan, or (iii) is the subject of a motion for the rejection of such contract filed and served on or prior to the Confirmation Date. The executory contracts set forth in Schedules 7.1(a) and 7.3 of the Plan will be rejected.
          The Plan also provides that, except as set forth in Schedule 7.3 of the Plan, all employment and severance practices and policies, and all employee compensation and benefit plans, policies and programs of the Debtor for its employees, officers or directors including, without limitation, all savings plans, retirement plans, health care plans, severance benefit plans, incentive plans, worker's compensation programs and life, disability and other insurance plans will be deemed to be, and will be treated as, executory contracts assumed under the Plan, unless any such contract (i) has been rejected pursuant to a Bankruptcy Court order entered on or prior to the Confirmation Date, or (ii) is the subject of a motion for the rejection of such contract filed and served on or prior to the Confirmation Date. Except as stated in Section VII, "Management of the Reorganized Debtor," the Debtor's obligations under such agreements, plans, policies and programs will be assumed pursuant to Section 365(a) of the

Bankruptcy Code, survive confirmation of the Plan, remain unaffected thereby and will not be discharged in accordance with Section 1141 of the Bankruptcy Code.
          8.   RETIREE BENEFITS
          The Plan provides that, pursuant to Section 1114(a) of the Bankruptcy Code, the Debtor will provide, for the duration of the period for which it has obligated itself to provide such benefits, payments due to any person for the purpose of providing or reimbursing payments for retired employees and their spouses and dependents for medical, surgical or hospital care or under any plan, fund, or program (through the purchase of insurance or otherwise) maintained or established in whole or in part by the Debtor prior to the Commencement Date.
          9.   PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS
          Unless otherwise ordered by the Bankruptcy Court, the Debtor will have the exclusive right, except with respect to Claims of officers, directors and employees and applications for the allowance of compensation and reimbursement of expenses of professionals under Sections 330 and 503 of the Bankruptcy Code, to object to the allowance of Claims filed with the Bankruptcy Court with respect to which the liability is disputed in whole or in part. All objections will be litigated to Final Order; however, the Debtor may compromise and settle any objections to Claims, subject to the approval of the Bankruptcy Court. All objections to Claims will be served and filed no later than the Distribution Date, except as to Claims arising from the rejection of unexpired leases and other executory contracts and other Claims filed after the Confirmation Date.
          At such time as a Disputed Claim is resolved by Final Order and is allowed, the holder thereof will receive, as soon as practicable thereafter, the distributions to which such holder is then entitled under the Plan.
          10.  RESTATEMENT OF THE DEBTOR'S CERTIFICATE OF INCORPORATION AND BY-
               LAWS
          The Certificate of Incorporation and By-laws of the Reorganized Debtor will be restated effective on the Effective Date, to the extent necessary to prohibit the issuance of nonvoting equity securities in accordance with Section 1123(a)(6) of the Bankruptcy Code and to effectuate the provisions of the Plan. In addition, the Certificate of Incorporation and By-laws of Hexcel will be amended and restated substantially in the forms attached as Exhibits C and D to the Plan (the "Restated Certificate" and "Restated By-laws," respectively).
          The Restated Certificate will, among other things, authorize Reorganized Hexcel to issue up to 70,000,000 shares of Reorganized Hexcel Common Stock, par value $.01 per share, and up to 1,500,000 shares of preferred stock, without par value (the "Preferred Stock"). For a more detailed description of the New Common Stock, see Section V.B.1., "The Plan of Reorganization -- Reorganized Hexcel Common Stock and Rights."

          The Restated Certificate will also provide that the Board of Directors of Reorganized Hexcel will be empowered, without the necessity of further action or authorization of the stockholders (unless required in a specific case by applicable law, rules or regulations), to cause Reorganized Hexcel to issue the Preferred Stock from time to time in one or more series, and to fix by resolution the designations, preferences and relative, participating, optional or other special rights of each such series, if any, or the qualifications, limitations or restrictions of each such series, if any. Each series of Preferred Stock may rank senior to or PARI PASSU with the Reorganized Hexcel Common Stock with respect to dividends and liquidation rights. The Board of Directors of Hexcel believes it will be in the best interests of Reorganized Hexcel to authorize the Preferred Stock in order to provide Reorganized Hexcel with flexibility to respond to future developments and opportunities without the delay and expense of a special stockholders' meeting. The Preferred Stock provides such flexibility by providing an additional means of raising equity capital and undertaking acquisitions, and for other general corporate purposes.
          The Board of Directors of Reorganized Hexcel will be authorized to determine, among other things, with respect to each series of Preferred Stock that may be issued: (i) the distinctive designation of such series, (ii) subject to the requirements of Section 1123(a)(6) of the Bankruptcy Code described above, whether or not such shares have voting rights and the extent of such voting rights, (iii) whether or not holders will have the right to elect directors and, if so, the term of office, requirements for the filling of vacancies and other terms of the directorship of such directors, (iv) dividend rights, if any, including dividend rates, preferences with respect to other series or classes of stock, times of payment and the date from which dividends will be cumulative, (v) the redemption price, the terms of redemption and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof, (vi) the liquidation preferences and the amounts payable on dissolution or liquidation, and (vii) the terms and conditions, if any, under which the shares of a series of Preferred Stock may be converted into any other series or class of stock or debt of Reorganized Hexcel.
          At the Effective Date, there will be no shares of Preferred Stock outstanding, and there are no current agreements or understandings for the designation of any series of Preferred Stock or the issuance of shares thereunder. For a description of certain considerations relating to the Preferred Stock, see Section X.A.7., "Certain Risk Factors To Be Considered -- Preferred Stock."
          The Board will be divided into three classes of directors: Class I, Class II and Class III, equal in number of directors with the term of office of the directors of one class expiring each year. Directors elected at the annual meeting of Reorganized Hexcel's stockholders to succeed those directors whose terms expire will be elected for a term of office to expire at the third annual meeting of Reorganized Hexcel's stockholders after their election.
          Generally, matters to be acted upon by the stockholders of Reorganized Hexcel, including without limitation amending the Restated By-laws or Restated Certificate, will require the affirmative vote of a majority of the voting power of the corporation.
          The first annual meeting of the stockholders of Reorganized Hexcel will be held in May of 1995, on a date selected by the Board of Directors of Reorganized Hexcel. The Restated By-laws will provide, among other things, that
(i) subsequent meetings of the stockholders of Reorganized Hexcel shall be held on such date as shall be designated from time to time by the Board of Directors and (ii) special meetings of the stockholders may be convened by the Board of Directors, the Chairman of the Board, the President, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the Restated By-Laws of the Corporation, include the power to call such meetings, but such special meetings may not be called by any other person or persons; provided, however, that if and to the extent that any special meeting of stockholders may be called by any other person or persons specified in any provisions of the Restated Certificate or any amendment thereto, or any certificate filed under Section 151(g) of the Delaware General

Corporation Law designating the number of shares of Preferred Stock to be issued and the rights, preferences, privileges and restrictions granted to and imposed on the holders of such designated Preferred Stock, as permitted by Section 5 of the Restated Certificate, then such special meeting may also be called by such other person or persons in the manner, at the times and for the purposes so specified.
          The brief statements and descriptions set forth above concerning the Restated Certificate and Restated By-laws do not purport to be complete, and are qualified in their entirety by reference to the forms of Restated Certificate and Restated By-laws of Reorganized Hexcel, copies of which are attached as Exhibits C and D to the Plan, respectively, and to the Delaware General Corporation Law.
          11.  DISCHARGE OF THE DEBTOR
          The rights afforded in the Plan and the treatment of the Claims and Equity Interests therein will be in exchange for and in complete satisfaction, discharge and release of all Claims and Equity Interests of any nature whatsoever, including any interest accrued thereon from and after the Commencement Date, against the Debtor, or its estate, properties or interests in property. Except as otherwise provided in the Plan, upon the Effective Date, all such Claims against and Equity Interests in the Debtor will be deemed satisfied, discharged and released in full. Pursuant to the Confirmation Order, all parties will be precluded from asserting against the Reorganized Debtor, its successors, or its assets or properties, any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.
          12.  AMENDMENT OF THE PLAN
          The Debtor may alter, amend, or modify the treatment of any Claim provided for under the Plan; PROVIDED, HOWEVER, that the holder of such Claim agrees or consents to any such alteration, amendment or modification; and PROVIDED, FURTHER, that such alteration, amendment or modification will not materially improve the treatment of any Claim from that provided for under the Plan.
          13.  INDEMNIFICATION
          The Plan provides that the obligations of the Debtor to indemnify, reimburse or limit the liability of certain officers, directors and employees of the Debtor will remain unaffected by the Plan and will not be discharged. Specifically, the indemnification, reimbursement and limitation of liability obligations of the Debtor will continue as to any present or former officer, director or employee who was an officer, director or employee of the Debtor on the Commencement Date or who became an officer, director or employee of the Debtor after the Commencement Date. The continuation of such obligations as to such persons applies to any event occurring before, on or after the Commencement Date.

          14.  REVOCATION OF THE PLAN
          The Debtor may revoke or withdraw the Plan at any time prior to the Confirmation Date. If the Debtor revokes or withdraws the Plan prior to the Confirmation Date, then it shall be deemed null and void.
          15.  EXTINGUISHMENT OF CAUSES OF ACTION UNDER THE
               AVOIDING POWER PROVISIONS
          Under Sections 544, 545, 547, 548, 549 and 553 of the Bankruptcy Code, the debtor in possession has certain powers to recover money or other assets for the debtor's estate, eliminate security interests in estate property or eliminate debt incurred by the estate. During the Chapter 11 Case, the Debtor reviewed and analyzed potential claims under such provisions and has determined that all claims, rights, causes of action, avoiding powers, suits and proceedings under the avoiding power provisions should be extinguished on the Effective Date.
          16.  TERMINATION OF CREDITORS' AND EQUITY COMMITTEES
          The appointments of the Creditors' Committee and Equity Committee will terminate on the Effective Date, except as to applications under Sections 330 and 503 of the Bankruptcy Code and objections to claims of the Debtor's officers, directors and employees, as to which such appointments will continue until the date of the hearing to consider applications for final allowances of compensation and reimbursement of expenses or such claims objections.

          17.  EXCULPATION
          In accordance with the Plan, neither Reorganized Hexcel, Mutual Series, the Creditors' Committee, nor the Equity Committee nor any of their respective members, officers, directors, employees, advisors or agents will have or incur any liability to any holder of a Claim or Equity Interest for any act or omission in connection with, or arising out of, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan except for willful misconduct or gross negligence, and, in all respects, the Reorganized Debtor, the Standby Purchaser, the Creditors' Committee, the Equity Committee and each of their respective members, officers, directors, employees, advisors and agents shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.
          18.  SUPPLEMENTAL DOCUMENTS
          Forms of the documents relating to the Plan will be contained in the Plan Supplement and will be filed with the Clerk of the Bankruptcy Court at least ten days prior to the last day upon which holders of Claims may vote to accept or reject the Plan. The Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours. In addition, holders of Claims and holders of Equity Interests may obtain a copy of the Plan Supplement from the Debtor by contacting __________________ and submitting payment to reimburse Hexcel's copying and shipping costs.

          VI.  CONFIRMATION AND CONSUMMATION PROCEDURE

      A.   SOLICITATION OF VOTES
           In accordance with Sections 1126 and 1129 of the Bankruptcy Code, the Claims and Interests in Classes 4, 5, 6, 7, 8, 9, 10, and 11 of the Plan are impaired and the holders of Claims and Interests in such Classes are entitled to vote to accept or reject the Plan. If Class 9 votes to reject the Plan, however, the Plan provides that the Subordinated Debentures will be Reinstated, and that Class 9 shall therefore be unimpaired under the Plan. The holders of Allowed Claims in Classes 1, 2 and 3 are unimpaired. Accordingly, such holders are conclusively presumed to have accepted the Plan and the solicitation of acceptances with respect to such Classes is not required under Section 1126(f) of the Bankruptcy Code. Class 12 also is impaired under the Plan. Because no distribution is being made with respect to Class 12, the holders of Interests in Class 12 are deemed to reject the Plan and their votes will not be solicited.
          As to classes of claims entitled to vote on a plan, the Bankruptcy Code defines acceptance of a plan by a class of creditors as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of the claims of that class that have timely voted to accept or reject a plan. For purposes of calculating the number of Claims in a Class of Claims held by holders of Allowed Claims in such Class that have voted to accept or reject the Plan under

Section 1126(c) of the Bankruptcy Code, the Plan provides that all Claims in such Class held by the same entity or an affiliate thereof (as defined in the Securities Act of 1933 and the rules and regulations promulgated thereunder) will be aggregated and treated as one Claim in such Class. A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that such acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.
          Any creditor of an impaired Class (i) whose Claim has been listed by the Debtor in the Schedules filed with the Bankruptcy Court (provided that such Claim has not been scheduled as disputed, contingent or unliquidated) or (ii) who filed a proof of claim within any other applicable period of limitations, or with leave of the Bankruptcy Court, which Claim is not the subject of an objection, is entitled to vote.
     B.   THE CONFIRMATION HEARING
          The Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a confirmation hearing. The Confirmation Hearing in respect of the Plan has been scheduled for ____________, 1994 at __ a.m. before the Honorable Leslie Tchaikovsky, United States Bankruptcy Judge at the United States Bankruptcy Court, 1300 Clay Street, Oakland, California 94612. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation

Hearing. Any objection to confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or number of shares of stock of the Debtor held by the objector. Any such objection must be filed with the Bankruptcy Court (with a copy to Chambers) and served so that it is received by the Bankruptcy Court, Chambers and the following parties on or before ____________, 1994 at 4:00 p.m. Pacific Daylight Savings Time:

               HEXCEL CORPORATION
               5794 West Las Positas Blvd.
               Pleasanton, CA  94588-8781
               Attn:  Rodney P. Jenks, Jr., Esq.

               KRONISH LIEB WEINER & HELLMAN
               1114 Avenue of the Americas
               New York, NY  10036
               Attn:  Robert J. Feinstein, Esq.

               GOLDBERG, STINNETT, MEYERS & DAVIS
               A Professional Corporation
               44 Montgomery Street, Suite 2900
               San Francisco, CA  94104
               Attn:  Merle C. Meyers, Esq.

               PILLSBURY, MADISON & SUTRO
               P.O. Box 7860
               235 Montgomery Street, 14th Floor
               San Francisco, CA
               Attn:  M. David Minnick, Esq.

               MARCUS MONTGOMERY WOLFSON P.C.
               53 Wall Street
               New York, NY  10005-2815
               Attn:  Peter Wolfson, Esq.

Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014.

     C.   CONFIRMATION
          At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of Section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of a plan are that the plan is (i) accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the plan "does not discriminate unfairly" and is "fair and equitable" as to such class, (ii) feasible, and (iii) in the "best interests" of creditors and stockholders which are impaired under the plan.
          1.   ACCEPTANCE
          Classes 4, 5, 6, 7, 8, 9, 10 and 11 of the Plan are impaired under the Plan and are entitled to vote to accept or reject the Plan. Class 12 Interests are impaired under the Plan and do not receive any distribution under the Plan. Holders of Class 12 Interests are deemed to reject the Plan and are not eligible to vote. The Debtor reserves the right to seek nonconsensual confirmation of the Plan under Section 1129(b) of the Bankruptcy Code with respect to any Class of Claims or Interests that rejects or is deemed to reject the Plan. Moreover, the Plan provides that the Claims in Class 9 shall be Reinstated if Class 9 rejects the Plan.
          2.   UNFAIR DISCRIMINATION AND FAIR AND EQUITABLE TESTS
           To obtain nonconsensual confirmation of the Plan, it must be demonstrated to the Bankruptcy Court that the Plan

"does not discriminate unfairly" and is "fair and equitable" with respect to each impaired, nonaccepting Class. The Bankruptcy Code provides a non-exclusive definition of the phrase "fair and equitable." The Bankruptcy Code establishes "cram down" tests for secured creditors, unsecured creditors and equity holders, as follows:
               a. SECURED CREDITORS. Either (i) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim or (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds is provided in clause (i) or (ii) of this subparagraph.
               b. UNSECURED CREDITORS. Either (i) each impaired unsecured creditor receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive or retain any property under the plan.
               c. EQUITY INTERESTS. Either (i) each holder of an equity interest will receive or retain under the plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of the interest or (ii) the holder of an interest that is junior to the nonaccepting class will not receive or retain any property under the plan.
          The Debtor believes that the Plan and the treatment of all Classes of Claims and Equity Interests under the Plan satisfy the foregoing requirements for nonconsensual confirmation of the Plan.
           3.   FEASIBILITY
          The Bankruptcy Code requires that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, Hexcel has analyzed its ability to meet its obligations under the Plan. As part of this analysis, Hexcel has prepared projections of its financial performance for the three months ending December 31, 1994, and the four fiscal years in the period ending December 31, 1998 (the "Projection Period") under two scenarios: (i) if Class 9 accepts the Plan, and the holders of Subordinated Debentures receive distributions of Reorganized Hexcel Common Stock, and (ii) if Class 9 rejects the Plan and the Subordinated Debentures are Reinstated. These projections, and the assumptions on which they are based, are included in Hexcel Corporation's Projected Financial Information annexed hereto as Exhibit E. Based upon such projections, the Debtor believes that it will be able to make all payments required pursuant to the Plan and, therefore, that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization. The Debtor further believes that it will be able to repay or refinance any and all of the then-outstanding secured indebtedness under the Plan at or prior to the maturity of such indebtedness.
          The Projected Financial Information appended to this Disclosure Statement as Exhibit E includes the following:
          - Pro Forma Consolidated Balance Sheet of Reorganized Hexcel as of October 3, 1994;
          - Projected Consolidated Balance Sheet of Reorganized Hexcel as of December 31, 1994, 1995, 1996, 1997 and 1998;
          - Projected Consolidated Income Statements of Reorganized Hexcel for the three months ending December 31, 1994 and each of the four fiscal years through the year ending December 31, 1998;
          -    Projected Consolidated Cash Flow Statements of Reorganized Hexcel
               for the three months ending December 31, 1994 and each of the four fiscal years through the year ending December 31, 1998.

          The pro forma financial information and the projections are based on the assumption that the Plan will be confirmed by the Bankruptcy Court and, for projection purposes, that the Effective Date of the Plan and the initial distributions thereunder take place as of October 3, 1994. Although the projections and information are based upon an October 3, 1994 Effective Date, Hexcel believes that an actual Effective Date in the fourth quarter of 1994 would not have any material effect on the projections.
          Hexcel has prepared these financial projections based upon certain assumptions which it believes to be reasonable under the circumstances. Those assumptions considered to be significant are described in the Projected Financial Information, annexed hereto as Exhibit E. The Projected Financial Information has not been examined or compiled by independent accountants.
Hexcel makes no representation as to the accuracy of the projections or its ability to achieve the projected results. Many of the assumptions on which the projections are based are subject to significant uncertainties. See Section X, "Certain Risk Factors to be Considered." Inevitably, some assumptions will not materialize and unanticipated events and circumstances may affect the actual financial results. Therefore, the actual results achieved throughout the Projection Period may vary from the projected results and the variations may be material. All holders of Claims and Equity Interests that are entitled to vote to accept or reject the Plan are urged to examine carefully all of the assumptions on which the Projected Financial Information is based in evaluating the Plan.
          4.   BEST INTERESTS TEST
          With respect to each impaired Class of Claims and Equity Interests, confirmation of the Plan requires that each holder of a Claim or Equity Interest either (i) accept the Plan or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the amount such holder would receive or retain if the Debtor were liquidated under chapter 7 of the Bankruptcy Code. To determine what holders of Claims and Equity Interests of each impaired Class would receive if the Debtor were liquidated under chapter 7, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Debtor's assets and properties in the context of a chapter 7 liquidation case. The cash amount which would be available for satisfaction of Unsecured Claims and Equity Interests would consist of the proceeds resulting from the disposition of the unencumbered assets of the Debtor, augmented by the unencumbered cash held by the Debtor at the time of the commencement of the liquidation case. Such cash amount would be reduced by the amount of the costs and expenses of the liquidation and by such additional administrative and priority claims that may result from the termination of the Debtor's business and the use of chapter 7 for the purposes of liquidation. Significantly, in a chapter 7 case, Hexcel would not have an infusion of $40 or $50 million in Cash as it would under the Plan pursuant to the Stock Subscription and Standby Purchase Agreement and the Rights Offering.
          The Debtor's costs of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those which might be payable to attorneys and other professionals that such a trustee may engage. In addition, claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Debtor in Possession during the pendency of the Chapter 11 Case. The foregoing types of claims and other claims which may arise in a liquidation case or result from the pending Chapter 11 Case, including any unpaid expenses incurred by the Debtor in Possession during the Chapter 11 Case such as compensation for attorneys, financial advisors and accountants, would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay prepetition Unsecured Claims.
          To determine if the Plan is in the best interests of each impaired class, the present value of the distributions from the proceeds of the liquidation of the Debtor's unencumbered assets and properties, after subtracting the amounts attributable to the foregoing Claims, are then compared with the value of the property offered to such Classes of Claims and Equity Interests under the Plan.
          After considering the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a chapter 11 case, including (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the "forced sale" atmosphere that would prevail and (iii) the substantial increases in Claims which would be satisfied on a priority basis or on parity with creditors in the Chapter 11 Case, the Debtor has determined that confirmation of the Plan will provide each holder of an Allowed Claim or Equity Interest with a recovery that is not less than such holder would receive pursuant to liquidation of the Debtor under chapter 7.
          The Debtor also believes that the value of any distributions to each Class of Allowed Claims in a chapter 7 case, including all Secured Claims, would be less than the value of distributions under the Plan because such distributions in a chapter 7 case would not occur for a substantial period of time. It is likely that distribution of the proceeds of the liquidation could be delayed for two years after the completion of such liquidation in order to resolve claims and prepare for distributions. In the likely event litigation was necessary to resolve claims asserted in the chapter 7 case, the delay could be prolonged.
          The Debtor's Liquidation Analysis is attached hereto as Exhibit F.
The information set forth in Exhibit F provides a summary of the liquidation values of the Debtor's assets assuming a chapter 7 liquidation in which a trustee appointed by the Bankruptcy Court would liquidate the assets of the Debtor's estate. Reference should be made to the Liquidation Analysis for a complete discussion and presentation of the Liquidation Analysis. The Liquidation Analysis was prepared by management of Hexcel.
          Underlying the Liquidation Analysis are a number of estimates and assumptions that although developed and considered reasonable by management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtor and management. The Liquidation Analysis is also based upon assumptions with regard to liquidation decisions that are subject to change. Accordingly, the values reflected may not be realized if the Debtor were, in fact, to undergo such a liquidation. The liquidation period is assumed to be a period of approximately six months, allowing for the (i) discontinuation of operations, (ii) sale of assets, and
(iii) collection of receivables.
     D.   CONSUMMATION
          The Plan will be consummated following the Effective Date. The Effective Date of the Plan is the date on which the conditions precedent to the effectiveness of the Plan, as set forth in Section 10.1 thereof, are satisfied or waived. For a more detailed discussion of the conditions precedent to the Plan and the impact of the failure to meet such conditions, see Section V.B.4, "The Plan of Reorganization -- Summary of

Other Provisions of the Plan -- Conditions Precedent to the Plan."
          The Plan is to be implemented pursuant to the provisions of the Bankruptcy Code.
     E.   EXIT FINANCING
          In order to consummate the Plan, Reorganized Hexcel will enter into a credit facility (the "Exit Financing Facility") to fund its working capital requirements in the amount of up to between $25,000,000 and $35,000,000. The Exit Financing Facility will be a revolving credit facility, the proceeds of which will be available to fund the working capital requirements of Reorganized Hexcel, and to the extent needed, to fund payments to creditors under the Plan. In addition, the Exit Financing Facility may be used for trade letters of credit and standby letters of credit. It is expected that the Exit Financing Facility will be secured, and contain customary affirmative and negative covenants, financial covenants and events of default.

          VII. MANAGEMENT OF THE REORGANIZED DEBTOR
          As of the Effective Date, the management, control and operation of the Reorganized Debtor will become the general responsibility of the Board of Directors.
     A.   BOARD OF DIRECTORS AND MANAGEMENT
          1.   COMPOSITION OF THE BOARD OF DIRECTORS.
          The initial Board of Directors of Reorganized Hexcel will consist of nine directors, including the Chairman and

Chief Executive Officer of Hexcel and eight other individuals whose names and affiliations will be disclosed at or prior to the Confirmation Hearing. Five of the directors will be nominees of Mutual Series, provided that one of such nominees will resign if at the second closing under the Stock Subscription and Standby Purchase Agreement the purchase price paid by Mutual Series for the shares not purchased in the Rights Offering is less than $7 million, if Class 9 accepts the Plan, or $5 million if Class 9 rejects the Plan. The four other directors, if not directors on July 27, 1994, and the classes they serve in must be reasonably satisfactory to Mutual Series.
          2.   IDENTITY OF OFFICERS.
          It is currently anticipated that the officers of the Debtor immediately prior to the Effective Date will continue in their then current positions as the officers of the Reorganized Debtor. Set forth below is the name, age and position with Hexcel of each current officer, together with a description of each officer's employment history:


   NAME                AGE       OFFICER SINCE         POSITION
   ----                ---       -------------         ---------
 John J. Lee           57            1993        Chairman of the Board of
                                                 Directors  and  Chief
                                                 Executive Officer since
                                                 January 1994; Chairman and
                                                 Co-Chief Executive Officer
                                                 from July to December 1993;
                                                 Director since May 1993.
                                                 Mr. Lee has been the
                                                 Chairman of the Executive
                                                 Committee and a director of
                                                 XTRA  Corporation,  a
                                                 transportation  equipment
                                                 leasing company, since 1990,
                                                 and the Chairman of the
                                                 Board, President and Chief
                                                 Executive Officer of Lee
                                                 Development Corporation, a
                                                 merchant banking company,
                                                 since 1987. Mr. Lee has
                                                 also been a Trustee of Yale
                                                 University since 1993. From
                                                 July 1989 through April
                                                 1993, Mr. Lee served as
                                                 Chairman of the Board and
                                                 Chief Executive Officer of
                                                 Seminole Corporation, a
                                                 manufacturer and distributor
                                                 of fertilizer. From April
                                                 1988 through April 1993, Mr.
                                                 Lee served as a Director of
                                                 Tosco  Corporation,  a
                                                 national  refiner  and
                                                 marketer  of petroleum
                                                 products.  Mr. Lee also
                                                 served as President and
                                                 Chief Operating Officer of
                                                 Tosco from 1990 through
                                                 April 1993. Mr. Lee is also
                                                 a director of Playtex Family
                                                 Products, Inc. and Aviva
                                                 Petroleum Corp.

 Donald J. O'Mara     56             1991        Director since January 1994;
                                                 President and Chief
                                                 Operating Officer since
                                                 March 1993; Vice President -
                                                 Honeycomb and Advanced
                                                 Products from 1991 to 1993.
                                                 From 1987 to 1991, Mr.
                                                 O'Mara served as managing
                                                 director of Sprague-Brooks
                                                 Associates.  He was Vice
                                                 President and Chief
                                                 Operating Officer of Gates
                                                 Learjet Corporation from
                                                 1984 to 1987.

 Robert D. Krumme     55             1993        Director and Vice Chairman
                                                 since January 1994; Vice
                                                 President, General Counsel
                                                 and Secretary from September
                                                 1993 to January 1994.  Mr.
                                                 Krumme has been President of
                                                 The Corporate Management
                                                 Group since 1989 and, prior
                                                 to joining the Company in
                                                 1993, was a senior corporate
                                                 executive officer and
                                                 general counsel of three
                                                 public companies.  Mr.
                                                 Krumme served as General
                                                 Counsel of The Gillette
                                                 Company from 1990-1991, as
                                                 Vice President and General
                                                 Counsel of Ingersoll-Rand
                                                 Company from 1986-1988 and,
                                                 prior to 1986, Senior Vice
                                                 President and General
                                                 Counsel and in other
                                                 executive positions of
                                                 Cluett, Peabody & Co., Inc.
                                                 for more than 15 years.

 Rodney P. Jenks, Jr. 43             1994        Vice President, General
                                                 Counsel and Secretary of the
                                                 Company since March 1994.
                                                 Prior to joining the Company
                                                 in 1994, Mr. Jenks was a
                                                 partner in the law firm of
                                                 Wendel, Rosen, Black, Dean &
                                                 Levitan, from 1985.

                                       158




   NAME                AGE       OFFICER SINCE         POSITION
   ----                ---       -------------         ---------
 Thomas J. Lahey      53             1989        Vice President - Worldwide
                                                 Sales since April 1993; Vice
                                                 President - Advanced
                                                 Composites from 1992 to
                                                 1993; General Manager of
                                                 Advanced Composites from
                                                 1991 to 1992; General
                                                 Manager of Advanced Products
                                                 from 1989 to 1991.  Prior to
                                                 joining the Company in 1989,
                                                 Mr. Lahey held the position
                                                 of Executive Assistant to
                                                 the President of Kaman
                                                 Aerospace Corporation in
                                                 1987 and 1988, and was a
                                                 Vice President of Grumman
                                                 Corporation from 1985 to
                                                 1987.

  William P. Meehan    59             1993       Vice President - Finance and
                                                 Chief Financial Officer of
                                                 the Company since September
                                                 1993, and Treasurer of the
                                                 Company since April, 1994.
                                                 Prior to joining the Company
                                                 in 1993, Mr. Meehan served
                                                 as President and Chief
                                                 Executive Officer of
                                                 Thousands Trails and NACO, a
                                                 membership campground and
                                                 resort business, from 1990
                                                 through 1992.  From 1986
                                                 through 1989, Mr. Meehan
                                                 served as Vice President-
                                                 Finance and Chief Financial
                                                 Officer of Hadco
                                                 Corporation.

 Robert A. Petrisko   40             1993        Vice President - Technology
                                                 since September 1993.  Mr.
                                                 Petrisko joined the Company
                                                 in 1989, after serving as a
                                                 Research Specialist with Dow
                                                 Corning Corporation from
                                                 1985 to 1989.

 Gary L. Sandercock   53             1989        Vice President -
                                                 Manufacturing since April
                                                 1993; Vice President -
                                                 Reinforcement Fabrics from
                                                 1989 to 1993; General
                                                 Manager of the Trevarno
                                                 Division from 1985 to 1989;
                                                 other manufacturing and
                                                 general management positions
                                                 from 1967 to 1985.  Mr.
                                                 Sandercock joined the
                                                 Company in 1967.

 William K. Woodrow   46             1993        Vice President - Marketing
                                                 and Business Development
                                                 since March 1993.  Prior to
                                                 joining the Company in 1993,
                                                 Mr. Woodrow served as
                                                 Director of Corporate
                                                 Marketing of Raychem
                                                 Corporation from 1990 to
                                                 1992, and was Division
                                                 Manager of Chemelex-
                                                 Industrial Division from
                                                 1988 to 1990.
 Wayne C. Pensky      38             1993        Controller since July 1993.
                                                 Prior to joining the Company
                                                 in 1993, Mr. Pensky served
                                                 as Service Line Director at
                                                 Arthur Andersen & Co., where
                                                 he was employed from 1979.


     B.   COMPENSATION OF EXECUTIVE OFFICERS
            1993 CASH COMPENSATION. The following table sets forth all cash compensation paid by Hexcel in fiscal year 1993 to each of the five most highly compensated executives of

Hexcel (including Messrs. Witt, Schmidt and Penezic, who are either no longer employed by Hexcel or are no longer active in its business) and to all executive officers as a group, for services rendered in all of their respective capacities in fiscal year 1993:

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE



 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------
                                      Annual Compensation(1)                                 Long-Term Compensation
                                      ----------------------                                 -----------------------
 -----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Awards                Payouts
                                                                               ----------------------        -------
 -----------------------------------------------------------------------------------------------------------------------------------

                                                          Other Annual    Restricted Stock   Securities       LTIP      All Other
  Name & Principal                Salary        Bonus     Compensation         Awards        Underlying     Payouts   Compensation
       Position        Year        ($)           ($)         ($)(5)            ($)(6)       Options/SARS      ($)(8)       ($)(9)
  ----------------     ----       ------        -----     ------------    ----------------    (#)(7)        -------       ------
 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------
 R.L. Witt (2)        1993     $210,000            $0        $  ---               $110,813       68,000          $0       $ 810,141
                    ----------------------------------------------------------------------------------------------------------------
 Chairman & Chief     1992      360,000             0           ---                 91,936       37,400           0           6,866
                    ----------------------------------------------------------------------------------------------------------------
 Executive Officer    1991      340,000       126,710           ---                 82,529       88,375           0             ---
 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------
 J.J. Lee (3)         1993      160,005             0           ---                      0            0           0          51,675
 -----------------------------------------------------------------------------------------------------------------------------------
 Chairman and         1992          ---           ---           ---                    ---          ---         ---             ---
 -----------------------------------------------------------------------------------------------------------------------------------
 Co-Chief Executive   1991          ---           ---           ---                    ---          ---         ---             ---
 -----------------------------------------------------------------------------------------------------------------------------------
 Officer
 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------
 J.L. Doyle (3)       1993      156,159             0           ---                      0            0           0          68,475
 -----------------------------------------------------------------------------------------------------------------------------------
 Vice Chairman and    1992          ---           ---           ---                    ---          ---         ---             ---
 -----------------------------------------------------------------------------------------------------------------------------------
 Co-Chief Executive   1991          ---           ---           ---                    ---          ---         ---             ---
 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------




                                         161


 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------
                                      Annual Compensation(1)                                 Long-Term Compensation
                                      ----------------------                                 -----------------------
 -----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Awards                Payouts
                                                                               ----------------------        -------
 ----------------------------------------------------------------------------------------------------------------------------------

                                                          Other Annual    Restricted Stock   Securities       LTIP      All Other
  Name & Principal                Salary        Bonus     Compensation         Awards        Underlying     Payouts   Compensation
       Position        Year        ($)           ($)         ($)(5)            ($)(6)       Options/SARS      ($)(8)       ($)(9)
  ----------------     ----       ------        -----     ------------    ----------------    (#)(7)         -------       ------
 ----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------
 Officer
 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------
 D.J. O'Mara          1993      191,250             0           ---                 49,619        33,500         0           6,000
 -----------------------------------------------------------------------------------------------------------------------------------
 President and Chief  1992      163,731             0           ---                 33,713        15,000         0           4,364
 -----------------------------------------------------------------------------------------------------------------------------------
 Operating Officer    1991       80,000        27,000           ---                 15,998        20,000         0             ---
 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------
 D.G. Schmidt (4)     1993      179,317             0           ---                 44,325        24,000         0           4,085
 -----------------------------------------------------------------------------------------------------------------------------------
 VP and Chief         1992      172,008             0           ---                 35,138        15,000         0           4,364
 -----------------------------------------------------------------------------------------------------------------------------------
 Financial Officer    1991      160,000        50,000           ---                 32,375        20,000         0             ---
 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------
 R.A. Penezic         1993      152,004             0           ---                 39,400        20,000         0           4,560
 -----------------------------------------------------------------------------------------------------------------------------------
 VP-Human Resources & 1992      152,004             0           ---                 31,053        10,000         0           4,560
 -----------------------------------------------------------------------------------------------------------------------------------
 Administrative       1991      142,000        38,000           ---                 27,576        20,000         0             ---
 Operations
 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------
 G.L. Sandercock      1993      140,004             0           ---                 35,706        15,000         0           4,136
 -----------------------------------------------------------------------------------------------------------------------------------
 VP-Manufacturing     1992      140,004             0           ---                 28,607         8,000         0           4,200
 -----------------------------------------------------------------------------------------------------------------------------------
                      1991      131,000        20,000           ---                 25,436        15,000         0             ---
 -----------------------------------------------------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------------------------------------------------


                                        162


(1) Annual compensation includes amounts earned in the fiscal year, whether or not deferred.
(2) Mr. Witt's employment as Chairman and Chief Executive Officer terminated effective July 30, 1993.
(3) Messrs. Doyle and Lee served as Hexcel consultants in July and August, and as employees from September 1 to December 31, 1993. Mr. Doyle resigned as Co-Chief Executive Officer effective December 31, 1993.
(4) Included is Mr. Schmidt's $12,754 of short-term disability payments during 1993. In 1994, Mr. Schmidt was placed on long-term disability.
(5) Aggregate perquisite values do not exceed the lesser of $50,000 or 10% of reported salary and bonus for each year.
(6) The restricted stock was issued under the 1988 Management Stock Program and is subject to certain restrictions requiring that the executive remain in Hexcel's employ for a period of five years before being entitled to receive all of the shares issued. The executive does not pay cash for the shares issued. The shares are non-transferrable while restricted; however, the holder is entitled to vote the shares and receive, without restrictions, all dividends and distributions, except dividends or distributions in stock or other shares which then become restricted stock. The restrictions all terminate upon the executive's retirement, death or disability. If employment terminates otherwise during the term of restrictions, the unvested shares are forfeited to Hexcel without payment of any consideration. The restrictions on the restricted stock will lapse in varying percentages between three and five years following issuance. In the above table, the restricted stock is valued as of the date of grant. The total number of restricted shares and the aggregate value at December 31, 1993 were as follows: Messrs. Witt, Lee and Doyle held no shares; Mr. O'Mara held 8,085 shares valued at $28,803; Mr. Schmidt held 9,536 shares valued at $33,972; Mr. Penezic held 10,067 shares valued at $35,864; and Mr. Sandercock held 9,246 shares valued at $32,939. Aggregate market value is based on December 31, 1993's closing price of $3.56.
(7) As of December 31, 1993, all options were underwater. Mr. Witt's options expired 90 days after his separation date.
(8)  No awards were earned under the Incentive Plan during 1993.
(9) Consists of (i) in the case of Mr. Witt, his Separation Agreement, valued at $801,806, including $720,000 of salary continuation payments, and the contributions to his Salaried Employees' Retirement Plan of $8,335; (ii) in the case of Messrs. Lee and Doyle, directors' fees for services as directors for the period prior to their employment in the amounts of $8,175 and $24,225, respectively, and consulting fees during July and August, 1993, in their capacities as Co-Chief Executive Officers, in the amounts of $43,500 and $44,250, respectively; and (iii) in the case of



                                       163



     the other officers, contributions to the Salaried Employees' Retirement Plan. Messrs. Lee and Doyle did not participate in the Salaried Employees' Retirement Plan for 1993. Consistent with the transition rules, amounts for 1991 are not reported.


     The following table sets forth information with respect to all grants to executive officers of Hexcel Options and stock appreciation rights ("SARs") exercised in the fiscal year ended December 31, 1993:

              AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR END OPTION/SAR VALUES

 ---------------------------------------------------------------------------------------
 ---------------------------------------------------------------------------------------
                                                       Number of         Value of
                                                       Securities        Unexercised In
                                                       Underlying        the Money
                                                       Unexercised       Options/SARs AT
                                                       Options/SARs at   Fiscal Year End
                                                       Fiscal Year End   ($)
                    Shares Acquired   Value Realized   (#)               Exercisable/
                      on Exercise            ($)       Exercisable/Unex  Unexercisable
       Name              (#)          --------------   ----------------  -------------
       ----         ---------------       (1)(2)       ERCISABLE         (1)(2)
                                                       ---------         ------
 ---------------------------------------------------------------------------------------
 R.L. Witt                 0                 0                0/0              0/0
 ---------------------------------------------------------------------------------------
 J.J. Lee                  0                 0                0/0              0/0
 ---------------------------------------------------------------------------------------
 J.L. Doyle                0                 0                0/0              0/0
 ---------------------------------------------------------------------------------------
 D.J. O'Mara               0                 0           43,500/33,500         0/0
 ---------------------------------------------------------------------------------------
 D.G. Schmidt              0                 0           35,000/24,000         0/0
 ---------------------------------------------------------------------------------------
 R.A. Penezic              0                 0           45,448/20,000         0/0
 ---------------------------------------------------------------------------------------
 G.L. Sandercock           0                 0           34,875/15,000         0/0
 ---------------------------------------------------------------------------------------
 ---------------------------------------------------------------------------------------


                                                                 165



(1) Market value of underlying securities at December 31, 1993 close minus the exercise or base price.

(2) All Options were cancelled or are underwater and will be cancelled under the Plan.

     The following table sets forth the annual pension benefits payable by Hexcel to certain key executive employees designated by the Board of Directors pursuant to the Executive Deferred Compensation Plan ("EDCA"):

                             Pension Plan Table (1)
                            Annual Retirement Income

 ------------------------------------------------------------------------
 ------------------------------------------------------------------------
                                    YEARS OF SERVICE (2)(3)
                                    -----------------------
 ------------------------------------------------------------------------
 ------------------------------------------------------------------------
  Remuneration         10              15             20             25
  ------------    ------------  --------------   -----------  -----------
   $125,000        $18,750         $28,125        $37,500        $46,875
  ------------------------------------------------------------------------
    150,000         22,500          33,750         45,000         56,250
 ------------------------------------------------------------------------
    175,000         26,250          39,375         52,500         65,625
 ------------------------------------------------------------------------
    200,000         30,000          45,000         60,000         75,000
 ------------------------------------------------------------------------
    250,000         37,500          56,250         75,000         93,750
 ------------------------------------------------------------------------
    300,000         45,000          67,500         90,000        112,500
  ------------------------------------------------------------------------
    350,000         52,500          78,750        105,000        131,250
  ------------------------------------------------------------------------
    400,000         60,000          90,000        120,000        150,000
  ------------------------------------------------------------------------
  ------------------------------------------------------------------------

- - -----------------------
(1) Executive Deferred Compensation Plan (EDCA). This retirement plan consists of individual agreements between Hexcel and certain key executive employees designated by the Board of Directors. The agreements generally provide an annual retirement income to these key employees of up to 1 1/2% of


                                       167

     their salary and bonuses for each year they are covered under the plan. Messrs Lee and Doyle did not participate in EDCA during 1993.
(2) Benefits are payable beginning at age 65 monthly for life (with a minimum of 120 monthly payments). Each employee may elect (with the Company's consent) to receive, in lieu of such payments, a lump sum benefit in an amount equal to the present value at age 65 of such benefits (based on the 1971 Group Annuity Mortality table), or any other form of retirement benefit actuarially equivalent thereto. The employee is also entitled to certain life and medical insurance benefits.
(3) Estimated credited years of service are as follows: Mr. Witt - 13 years; Mr. O'Mara - 3 years; Mr. Schmidt - 3 years; Mr. Penezic - 12 years; and Mr. Sandercock - 4 years.

          The following table sets forth the Hexcel Option grants during the fiscal year ended December 31, 1993:

                       OPTIONS/GRANTS IN LAST FISCAL YEAR

 ----------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------
                                                                     Potential Realizable Value at Assumed
                                                                          Annual Rates of Stock Price
                                                                            Appreciation for 10-year
                                 Individual Grants in 1993                         Option Term
 ----------------------------------------------------------------------------------------------------------
                    Number of       % of Total
                   Securities        Options
                   Underlying      Granted to
                 Options Granted  Employees in                               5%                10%
                       to         Fiscal Year   Exercise  Expiration   ----------------  ----------------
       Name           (#)             (1)       Price (2)    Date      Dollar Gains (4)  Dollar Gains (4)
 ----------------------------------------------------------------------------------------------------------
 R.L. Witt             68,000           24.71%    $12.31  1/12/03(3)            --- (3)           --- (3)
 ----------------------------------------------------------------------------------------------------------
 J.J. Lee                   0          ---        ---     ---                   ---               ---
 ----------------------------------------------------------------------------------------------------------
 J.L. Doyle                 0          ---        ---     ---                   ---               ---
 ----------------------------------------------------------------------------------------------------------
 D.J. O'Mara           25,000            9.08%     12.31  01/12/03          $71,415             $296,043
 ----------------------------------------------------------------------------------------------------------
                        8,500            3.09%      9.13  05/04/03           50,509              126,371
 ----------------------------------------------------------------------------------------------------------
 D.G. Schmidt          24,000            8.72%     12.31  01/12/03           68,558              284,201
 ----------------------------------------------------------------------------------------------------------
 R.A. Penezic          20,000            7.27%     12.31  01/12/03           57,132              236,835
 ----------------------------------------------------------------------------------------------------------
 G.L. Sandercock       15,000            5.45%     12.31  01/12/03           42,849              177,626
 ----------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------


(1) Based on 275,100 options to all employees. Options become fully vested after one year from date of grant. Upon termination of employment, a participant may exercise fully vested options for three months after date of termination.
(2)  Fair Market Value on date of grant.
(3)  Option grant to Mr. Witt expired unexercised on October 31, 1993.
(4) The dollar amounts under these columns are calculated at 5% and 10% annual stock growth rates prescribed by the Securities and Exchange Commission
     (SEC) for this purpose, and therefore, are not intended to forecast possible future appreciation, if any, of the


                                       169

     Company's Common Stock.  The potential value is calculated net of the exercise price based on the term of options at the time of grant, 10 years, compounded annually.  No gain to the optionee is possible without stock price appreciation, which will commensurately benefit all stockholders.

     All Options were cancelled or are underwater and will be cancelled under the Plan.

C.   COMPENSATION OF DIRECTORS.

          Except for Messrs. Lee, O'Mara and Krumme, the only directors who are salaried employees of the Company, directors are compensated for services as directors in the amount of $13,500 per year ($14,500 per year for Committee chairmen). Directors are also paid $800 for each Board and Committee meeting they attend. Messrs. Lee and Doyle, who were each employed by Hexcel for a portion of 1993, received the annual and meeting compensation for the period during 1993 that each was a director but not an employee.
          In addition, directors may participate in the Directors' Retirement Plan. A director who has served as a director for at least 5 years, and during which period does not accrue other Company retirement benefits, is entitled, on retirement, to a total retirement benefit equal to 50% of his or her annual compensation as a director, averaged for the three years prior to retirement, multiplied by the number of years he or she served on the Board while not accruing other Hexcel retirement benefits, payable over a period not to exceed 10 years. The amount and term of payment is subject to adjustment in certain events. At December 31, 1993, Messrs. Brown and Doyle were the only directors who were entitled to receive retirement benefits, which total $158,025 and $231,486, respectively.

          Messrs. Lee and Doyle became Co-Chief Executive Officers on August 1, 1993 and employees on September 1, 1993. During July and August, 1993, they were each paid consulting fees by Hexcel, with Mr. Lee being paid $43,500 and Mr. Doyle being paid $44,250, which amounts are set forth in a footnote to the Summary Compensation Table. As employees, they have received compensation in amounts set forth in the Summary Compensation Table, in accordance with the provisions of Employment Agreements described below.
D.   EMPLOYMENT AGREEMENTS.
     1.   EMPLOYMENT AGREEMENTS OF MESSRS. LEE AND DOYLE.
          As of August 1, 1993, Messrs. Lee and Doyle were engaged to act as Co-Chief Executive Officers ("Co-CEOs") of the Company. Mr. Doyle took primary responsibility for managing and restructuring the business operations and Mr. Lee took primary responsibility for managing and restructuring the finances and debt structure. Each was expected to expend at least 50% of his time in his role as the Co-CEO. During July and August, 1993, Messrs. Lee and Doyle were compensated in their capacities as directors and received consulting fees as noted above; they became employees as of September 1, 1993. Mr. Doyle resigned as Co-CEO effective December 31, 1993, remaining as a director, and Mr. Lee became the sole Chief Executive Officer on January 1, 1994.

          The employment agreements for Messrs. Lee and Doyle (the "Employment Agreements") provide that they each earn a base salary of $480,000 for services performed on behalf of Hexcel during the annual period September 1, 1993 through August 31, 1994 (the "Employment Term").
          To conserve cash and facilitate Hexcel's reorganization, Messrs. Lee and Doyle each offered to accept $200,000, for the Employment Term, in cash, payable on the regular compensation schedule for Hexcel's other executives, and the balance of the base salary of $280,000 in deferred compensation. Under the Employment Agreements, the deferred compensation is payable in one lump sum at the end of the Employment Term. To provide additional incentives to Messrs. Lee and Doyle to restructure Hexcel in the short term, certain substitute or additional incentives were provided, which are discussed below.
          Messrs. Doyle and Lee earned a PRO RATA portion of deferred and cash compensation for their four months of service as employees during 1993. The amount of the deferred compensation earned prior to the filing of the Chapter 11 Case ($70,000) is a pre-petition claim against the Company.
          As a result of his resignation as Co-CEO, Mr. Doyle's Employment Agreement and, thus, his compensation, terminated as of December 31, 1993. Mr. Doyle received no severance compensation as a result of his resignation.

          The Employment Agreements both provided for the following additional incentives, in which, as a result of his resignation as Co-CEO, Mr. Doyle will not participate:
          - Had Hexcel completed a restructuring of its debt outside chapter 11, each Co-CEO would have been eligible for a grant of 70,000 option shares in lieu of his deferred compensation. The Executive Compensation Committee has determined and Mr. Lee has concurred, that this incentive is no longer applicable under his agreement.
          - If Hexcel completes a merger or sale during the Employment Term, each Co-CEO shall be paid 1/2 of 1% of the value of the transaction in lieu of the deferred compensation.
          - If there occurs an equity investment in Hexcel, each Co-CEO shall receive a cash bonus equal to 1% of such investment, in addition to the deferred compensation.
          Because none of the above-described events occurred during 1993, neither Mr. Lee nor Mr. Doyle received an incentive compensation award under the Employment Agreements in 1993.
          During the Employment Term, Messrs. Lee and Doyle are not entitled to receive any Board of Director fees, but they remain eligible to participate in, and have their service during the Employment Term credited towards, Hexcel's Directors' Retirement Plan. Mr. Doyle did not participate in Hexcel's Salaried Employees' Retirement Plan. Mr. Lee became a participant in Hexcel's Salaried Employee's Retirement Plan during 1994.
     2.   NEW EMPLOYMENT AGREEMENT WITH MR. LEE
          It is contemplated that Hexcel will enter into an employment agreement with Mr. Lee, effective as of the Effective Date, to employ him as Hexcel's Chairman of the Board of Directors and, at least initially, as its Chief Executive Officer. The terms of such employment are summarized below.
          The employment agreement will have a term of three years, and will provide for automatic renewal for additional one-year terms unless either Hexcel or Mr. Lee notifies the other at least 90 days prior to expiration of the term that the agreement will not be renewed.
          Mr. Lee will be responsible for strategic planning (including major corporate finance decisions, major corporate transactions, reorganization of Hexcel and recruiting a new chief executive officer). Prior to the time that a new chief executive officer is in place, Mr. Lee will serve as Hexcel's Chief Executive Officer. Mr. Lee's service to Hexcel will constitute his principal business activity, although he will expressly be permitted to have other business activities.
          Mr. Lee will receive a base salary of $400,000 per year until such time as a new chief executive officer is in place, and an annual bonus based on his participation in the Incentive Bonus Plan described in Section VII.E. Mr. Lee's base salary will be adjusted by mutual agreement of Lee and Hexcel at the time a new chief executive officer is hired.
          No later than December 31, 1994, Hexcel will award Mr. Lee stock options to purchase up to 2% of Hexcel's issued and outstanding stock (based on the shares outstanding on the Distribution Date) at an exercise price per share equal to the exercise price for the Rights distributed to existing stockholders of Hexcel pursuant to the Plan. These options will be exercisable for a period of five years from the date of grant. One-third of the options will vest on each of the first, second and third anniversaries of the date of grant.
          Mr. Lee will be entitled to all insurance and other benefits and perquisites generally available to senior executives of Hexcel and will be entitled to participate in all retirement and other benefit plans generally available to all senior executives and other employees of Hexcel, including an executive deferred compensation agreement as described in Section F., INFRA.
For purposes of the computation of Mr. Lee's retirement benefits under his executive deferred compensation agreement, Mr. Lee will be deemed to have been an executive employee of Hexcel for 15 years at an annual compensation level equal to his 1995 salary and bonus from Hexcel. Mr. Lee will be entitled to reimbursement for reasonable expenses incurred in the performance of his duties.
          Mr. Lee will be entitled to be indemnified by Hexcel to the fullest extent permitted by law.
          If Mr. Lee's employment with Hexcel is terminated by Hexcel without cause, or if Mr. Lee terminates his employment for cause, Mr. Lee will be entitled to severance equal to the greater of (i) the amount which would have been payable under his agreement if his employment had continued until the end of the term of the agreement (including a reasonable estimate of his annual bonus) or (ii) the product of two times the sum of his annual base salary plus the highest bonus earned by Mr. Lee in any year during the term of the agreement. In addition, all of Mr. Lee's stock options, if any, will immediately vest and become exercisable for a period of not less than one year and/or the remainder of the original three-year term (if longer), and Mr. Lee will be entitled to be paid the amount of any non-vested benefits under the Salaried Employees Retirement Program which are forfeited as a result of his termination. In addition, if Hexcel notifies Mr. Lee that it will not renew his employment for any of the one-year renewal periods, Mr. Lee will be entitled to severance pay equal to the product of two times the sum of his annual base salary.
          Mr. Lee's right to severance payments will not be subject to any duty on his part to mitigate damages and will not be reduced by any amount of compensation which Mr. Lee may earn from any other sources.
          Hexcel will provide Mr. Lee with suitable executive office space in the greater New York metropolitan area.
          Mr. Lee will be subject to a customary two-year non-compete provision after termination of his employment and a customary confidentiality provision.
          Mr. Lee's claims against Hexcel under his existing employment agreement will be resolved to Mr. Lee's satisfaction and Hexcel will enter into an interim agreement with Mr. Lee covering the period from September 1, 1994 to the Effective Date on terms satisfactory to Mr. Lee.
     3.   EMPLOYMENT SEPARATION AGREEMENT OF MR. WITT.
          Mr. Witt's employment with Hexcel terminated on July 30, 1993. Pursuant to an agreement negotiated between Hexcel and Mr. Witt, Mr. Witt is to be paid his then current salary through July 31, 1995, in the same manner salary is paid to other employees. The total amount of this salary continuation is $720,000. Mr. Witt also received certain amounts from other retirement plans and continues to remain eligible for certain benefits made available to all employees of Hexcel.

Hexcel also agreed to transfer to him the car then leased by Hexcel for him and provide him with certain life insurance, outplacement service and other benefits. See Summary Compensation Table for additional information. As a result of the Chapter 11 filing, Mr. Witt's salary continuation payments cannot be paid currently, but constitute a general unsecured claim against the Company, subject to disposition pursuant to the Company's Plan.
     4.   CONTINGENCY EMPLOYMENT AGREEMENTS.
          Hexcel has agreements with certain key employees that provide for their continued employment during Hexcel's reorganization and in the event of a change in control of Hexcel. The agreements were designed to encourage dedication to their duties without distraction in the event of a change or attempted change in control of Hexcel. The agreements, which are all similar, were each approved by the Committee and were entered into with each of the officers named in the Summary Compensation Table, other than Messrs. Lee and Doyle, along with certain other key employees. Mr. Witt's agreement has terminated.
          The agreements provide, in substance, that, in the event of a "change in control" of Hexcel (as defined therein), Hexcel will continue to employ the employee for four years thereafter in a similar capacity and at similar salary, bonus and benefit levels, with increases in salary, bonus, and


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benefits consistent with the Company's policies for similarly situated employees. If there is a change in control and the employment is terminated by Hexcel without cause or the employee terminates his employment for "good reason" (as defined therein) during the four-year term, the employee is entitled to a lump sum payment, which, under most circumstances, would be 75% of base salary for the remainder of the period plus 15% of such base salary for lost fringe benefits, plus certain bonus amounts. The lump sum payment is subject to certain maximum allowable deductions for income tax purposes under the Internal Revenue Code and other limiting factors.
          Since termination of these agreements is a condition to the Stock Subscription and Standby Purchase Agreement, it is expected Hexcel will terminate all of these agreements prior to the Effective Date.
     5.   COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.
           The following directors were members of the Executive Compensation Committee of the Board of Directors during 1993: Gary Depolo (member from May 14, 1993, Chairman from November 12, 1993); Cyrus Holley (Member from November 12, 1993); John L. Doyle (former Chairman until May 14, 1993); Charles R. Weaver (former member, Chairman from May 14, 1993 until November 11, 1993); and John J. Lee (former member from May 14, 1993 until August 30, 1993). Messrs. Lee and Doyle


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became the Co-Chief Executive Officers of the Company on August 1, 1993, and
employees of the Company on September 1, 1993.
          During 1993, Mr. Lee was also a member of the compensation committee of XTRA Corporation. Mr. Lewis Rubin, a director of the Company during 1993, also served as President and Chief Executive Officer of XTRA Corporation. Mr. Rubin has not served on the Executive Compensation Committee of Hexcel Corporation.
E.  INCENTIVE BONUS PLAN.
          Upon recommendation of the Executive Compensation Committee, the Board annually selects certain officers as participants in the plan and establishes target levels of earnings and other measures of success of the Company for both the following year and the following three years. The participants can earn an incentive bonus based on a percentage of base salary, payable in the year following the measuring period, proportionate to the extent to which the target level is reached or exceeded. Corporate performance is measured by Cash Flow Return on Investment (CFROI). CFROI is the ratio of profit after tax plus depreciation to average gross assets. No awards were earned for the year 1993 and this plan was not operative in 1994. After the Effective Date, the Executive Compensation Committee intends to consider changes to the


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Incentive Bonus Plan including changes to the criteria by which corporate performance is measured.
F.   EXECUTIVE DEFERRED COMPENSATION AND CONSULTING AGREEMENTS.
           This program consists of individual agreements between Hexcel and certain key executives designated by the Board. The agreements provide an annual retirement income to these key executives generally of 1.5% of their salary and bonuses for each year they are covered under the program. The retirement benefits are payable monthly, as a life annuity (with a minimum of 120 monthly payments); however, Hexcel has the right to consent to the executive's request for a different form of benefit payout, including a lump sum payment. Each agreement also requires Hexcel to continue to cover the key executive under Hexcel's group medical and dental insurance plans and to provide life insurance for so long as the executive is receiving payments under the agreement and has not attained the age of 75. The retirement benefits generally commence upon the later of the executive's attainment of age 65 or retirement. This program will be continued by Reorganized Hexcel after the Effective Date.
G.   DEFERRED COMPENSATION PLAN.
          Under this Plan, all or part of an officer's incentive bonus received under the Incentive Bonus Plan may be either deferred for future payment, or exchanged for discounted stock options. The officer may defer payment for


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up to ten years following termination of his employment, with interest accruing on the deferred amount at the prime rate. This Plan is expected to be continued by Reorganized Hexcel after the Effective Date.
H.   1988 MANAGEMENT STOCK PROGRAM.
          The 1988 Management Stock Program ("Stock Program") consists of three separate incentive stock plans: a stock option plan, a discounted stock option plan and a restricted stock plan.
          Under the stock option plan, options are granted to purchase shares of Hexcel's Common Stock at prices not less than the fair market value of the shares at the date of grant.
          Under the discounted stock option plan, each officer may elect to exchange all or a portion of his or her incentive bonus for options pursuant to Hexcel's Deferred Compensation Plan. The number of shares of Common Stock subject to an option grant pursuant to this plan is equal to the amount of the incentive bonus exchanged divided by the difference between the fair market value of a share of Common Stock on the grant date and the greater of one dollar or 50% of such fair market value. The exercise price of a discounted option is the greater of one dollar or 50% of the fair market value of the Common Stock on the grant date.
          Under the restricted stock plan, Hexcel issues shares of its Common Stock to its key executives. The shares


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are subject to certain restrictions requiring that the key executives remain in
Hexcel's employ for a period of five years before being entitled to receive all of the shares issued. The shares are non-transferable while restricted; however, the holder is entitled to vote the shares and receive, without restrictions, all dividends and distributions, except dividends or distributions in stock or other shares which become restricted stock. The restrictions terminate upon the shareholder's retirement, death or disability. If employment terminates otherwise during the term of restrictions, the unvested shares are forfeited to Hexcel without payment of any consideration. The restrictions on the restricted stock will lapse in varying percentages between three and five years following issuance.
          The Stock Program will be terminated on the Effective Date, except that the restrictions with respect to the outstanding restricted stock will continue to govern any restricted shares of Reorganized Hexcel Common Stock issued with respect thereto. The Hexcel Options are treated in Class 12 of the Plan and will be cancelled. The Stock Program will be replaced by the New Long-Term Incentive Plan described below.
I.   NEW LONG TERM INCENTIVE PLAN.
          The Long-Term Incentive Plan ("Incentive Plan") was adopted by the Board of Directors of Reorganized Hexcel (the


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"Board") on ___________, 1994, which will become effective on the Effective
Date, subject to its approval by Reorganized Hexcel's stockholders within 12 months of such adoption. The Incentive Plan will replace the 1988 Management Stock Program described above which will be terminated on the Effective Date.
          The following summarizes the principal features of the Incentive Plan and is qualified in its entirety by reference to the full text of the Plan (a copy of which is annexed hereto).
          1. PURPOSE. The purpose of the Incentive Plan is to attract and retain employees of Reorganized Hexcel, and to induce such employees to exert their maximum efforts toward Reorganized Hexcel's success and thereby increase overall stockholders' value.
          2. ELIGIBILITY AND EXTENT OF PARTICIPATION. Under the Incentive Plan, Reorganized Hexcel may grant to eligible individuals stock options (with or without stock appreciation rights), dividend equivalent rights, stock awards, restricted share awards, or other awards which are valued in whole or in part by reference to, or are otherwise based on, the common stock, all in stand alone, combination or tandem basis (the "Awards"). Any employee, officer, director (other than a member of the Committee) or consultant of Reorganized Hexcel or any subsidiary thereof, as selected by the Compensation and


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Organization Committee of the Board of Reorganized Hexcel, or such other committee of the Board of Reorganized Hexcel as may be designated by the Board of Reorganized Hexcel to administer the Incentive Plan (the "Committee") is eligible to receive Awards under the Incentive Plan.
          3. ADMINISTRATION. The Incentive Plan shall be administered by the Committee, as such Committee may be composed from time to time. The Committee shall have the authority, in its discretion, to take the following actions under the Incentive Plan:
          a. To determine the individuals to whom Awards shall be granted (the "Participants"), the times at which Awards shall be granted, the type of Awards granted, and the grant terms of the Awards (including vesting schedules, price, restriction or option period, dividend rights, post-retirement and termination rights, payment alternatives such as cash, stock, contingent awards, or other means of payment, and any other such terms and conditions which the Committee deems appropriate).
          b. To determine the disposition of the grant of each Award in the event of retirement, disability, death or other termination of a Participant's employment with Hexcel.


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          c.   To interpret the Incentive Plan and any Award agreement.
          d. To provide for the conditions and circumstances under which Awards shall be forfeited.
          4. TYPES OF AWARDS. Under the terms of the Incentive Plan, the Committee, at its discretion, may grant the following types of Awards, and other common stock-based Awards, on a stand alone, tandem or combination basis:
          a. STOCK OPTION. A right to buy a specified number of shares of Reorganized Hexcel Common Stock at a fixed exercise price during a specified time, all as the Committee may determine.
          b. INCENTIVE STOCK OPTION. An Award in the form of a stock option which shall comply with the requirements for treatment as an Incentive Stock Option ("ISO") as provided in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or any successor section. Section 422 of the Code places certain restrictions on ISOs. The exercise price of an ISO may not be less than 100% of the fair market value of the Reorganized Hexcel Common Stock on the date of grant and an ISO, by its terms, may not be exercisable after 10 years of the date of its grant. However, the exercise price in the case of an ISO held by a Participant who owns


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          more than 10% of the total combined voting power of all classes of shares of Reorganized Hexcel or any subsidiary (a "Principal Stockholder") may not be less than 110% of the fair market value of the Reorganized Hexcel Common Stock on the date of grant, and such ISO, by its terms, may not be exercisable more than five years after it is granted. An ISO may not be granted to an employee if the exercisability of such ISO would cause the aggregate fair market value (determined at the time of grant) of Reorganized Hexcel's capital stock for which any ISOs are exercisable for the first time by such employee during any calendar year, under any plans of Reorganized Hexcel, its parent and its subsidiaries, to exceed $100,000.
          c. STOCK OPTION IN LIEU OF COMPENSATION ELECTION. A right given to a director, officer or key employee to elect to exchange director fees or compensation for stock options.
          d. STOCK APPRECIATION RIGHT. A right which may or may not be contained in the grant of a stock option or ISO to receive the excess of the fair market value of a share of Reorganized Hexcel Common Stock on the date the option is surrendered over the



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          option exercise price or a base price set by the Committee.
          e. RESTRICTED SHARES. A transfer of Reorganized Hexcel Common Stock to a Participant subject to forfeiture until such restrictions, terms and conditions as the Committee may determine are fulfilled.
          f. DIVIDEND OR EQUIVALENT. A right to receive dividends or their equivalent in value in Reorganized Hexcel Common Stock, cash or in a combination of both with respect to any new or previously existing Award.
          g. STOCK AWARD. An unrestricted transfer of ownership of Reorganized Hexcel Common Stock.
          h. OTHER STOCK-BASED AWARDS. Other common stock-based Awards which are related to or serve a similar function to those Awards set forth above.
          Each Award granted under the Incentive Plan shall be evidenced by a written agreement setting forth the terms and conditions of the Award and executed by Reorganized Hexcel and the Participant.
          5. SECURITIES SUBJECT TO THE PLAN. The maximum aggregate number of shares of Reorganized Hexcel Common Stock as to which Awards may at any time be granted under the Incentive Plan is an amount equal to 7% of the shares of


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Reorganized Hexcel Common Stock outstanding on the Distribution Date.  Such shares may be either authorized but unissued shares, or shares previously issued and reacquired by Reorganized Hexcel. If, and to the extent, Awards granted under the Plan terminate, expire or are canceled, forfeited or surrendered without having been exercised, the unpurchased shares subject to such Award shall again be available for the grant of Awards under the Plan. Awards payable only in cash will not reduce the number of shares available for Awards granted under the Plan.
          6. EXERCISE AND TERM OF OPTIONS. The dates on and the extent to which an Award is exercisable or becomes effective shall be fixed by the Committee, in its discretion, at the time such Award is granted. The expiration of each Award shall be fixed by the Committee, in its discretion, at the time such Award is granted.
          A Participant will not have any of the rights of a stockholder with respect to the shares covered by an Award until the date the Participant becomes the holder of record.
          Unless payment alternatives are specified in the Award agreement, payment for such shares may be made (i) in U.S. dollars by personal check, bank draft or money order payable to Reorganized Hexcel, by money transfers or direct account debits; (ii) through the delivery or deemed delivery based on attestation to the ownership of shares of common


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stock with a fair market value equal to the total payment due from the
Participant; (iii) pursuant to a broker-assisted "cashless exercise" program if established by Reorganized Hexcel; (iv) by a combination of the methods described in (i) through (iii) above; or (v) by such other methods as the Committee may deem appropriate.
          7. TRANSFERABILITY OF OPTIONS AND AWARDS. Unless otherwise specified in the Award agreement, no Award is transferable or assignable, except by will or the laws of descent and distribution. During the lifetime of the Participant, the Award shall be exercised only by such Participant.
          8. EFFECT OF CERTAIN CHANGES. The aggregate number of shares of Reorganized Hexcel Common Stock as to which Awards may be granted, the number of shares thereof covered by each outstanding Award, and the price per share thereof in each such Award, shall all be proportionately adjusted for any increase or decrease in the number of issued shares of Reorganized Hexcel Common Stock resulting from a subdivision or consolidation of shares or other capital adjustment, or the payment of a stock dividend or other increase or decrease in such shares, or other change in corporate or capital structure; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated. The Committee may also make the foregoing changes and any other


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changes, including changes in the classes of securities available, to the extent it is deemed necessary or desirable to preserve the intended benefits of the Incentive Plan for Reorganized Hexcel and the Participants in the event of any other reorganization, recapitalization, merger, consolidation, spin-off, extraordinary dividend or other distribution or similar transaction.
          9. AMENDMENT AND TERMINATION OF THE INCENTIVE PLAN. The Incentive Plan will terminate on the tenth anniversary of the adoption of the Incentive Plan. No Awards may be granted after the termination of the Incentive Plan.
The Incentive Plan may from time to time be modified or amended, or at any time be terminated, by the affirmative vote of the holders of a majority of the outstanding shares of the capital stock of Reorganized Hexcel present or represented and entitled to vote at a duly held stockholders meeting.
          The Committee may at any time terminate the Incentive Plan or from time to time make such modifications or amendments of the Incentive Plan as it may deem advisable; provided, however, that the Committee shall not make any material amendments to the Incentive Plan without approval by the affirmative vote of the holders of a majority of the outstanding shares of the capital stock of Reorganized Hexcel present or represented and entitled to vote at a duly held stockholders meeting.


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          No termination, modification or amendment of the Incentive Plan may adversely affect the rights conferred by an Award without the consent of the recipient thereof.
          10.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.
                    a. GENERAL. The following summary describes the principal federal (and not state and local) income tax consequences of Awards which may be granted under the Incentive Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular employee or to Reorganized Hexcel.
                    b. NONSTATUTORY STOCK OPTIONS. A nonstatutory stock option is an option that on the date of the option grant does not qualify as an incentive stock option under Section 422 of the Code. If a nonstatutory stock option is granted to a Participant in accordance with the terms of the Incentive Plan, no income will be recognized by such Participant at the time the Option is granted.
          On exercise of a nonstatutory stock option, the amount by which the fair market value of the Reorganized Hexcel Common Stock on the date of exercise exceeds the purchase price of such shares will generally be taxable to the Participant as ordinary income, and will be generally deductible for tax purposes by Reorganized Hexcel (or one of its subsidiaries) in the year in which the Participant recognizes the ordinary income. The disposition of shares


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acquired upon exercise of a nonstatutory stock option will ordinarily result in long-term or short-term capital gain or loss (depending on the applicable holding period) in an amount equal to the difference between the amount realized on such disposition and the sum of the purchase price and the amount of ordinary income recognized in connection with the exercise of the nonstatutory stock option.
                    c. INCENTIVE STOCK OPTIONS. If an ISO is granted to a Participant in accordance with the terms of the Incentive Plan, no income will be recognized by such Participant at the time the ISO is granted.
          On exercise of an ISO, the Participant will generally not recognize any income and Reorganized Hexcel (or one of its subsidiaries) will generally not be entitled to a deduction for tax purposes. However, the difference between the purchase price and the fair market value of the Reorganized Hexcel Common Stock received on the date of exercise will be treated as a positive adjustment in determining the Participant's alternative minimum taxable income, which may subject the Participant to the alternative minimum tax. The alternative minimum tax paid with respect to the exercise of an ISO in one year will be a credit against the regular tax in a subsequent year. The disposition of shares acquired upon exercise of an ISO will ordinarily result in long-term capital gain or loss. However, if the


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Participant disposes of shares acquired upon exercise of an ISO within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the Participant will generally recognize ordinary income, and Reorganized Hexcel (or one of its subsidiaries) will generally be entitled to a deduction for tax purposes, in the amount of the excess of the fair market value of the Reorganized Hexcel Common Stock on the date the ISO is so exercised over the purchase price (or the gain on sale, if less). Any excess of the amount realized by the Participant on the disqualifying disposition over the fair market value of the shares on the date of exercise of the ISO will ordinarily constitute capital gain.
                    d. STOCK OPTION IN LIEU OF COMPENSATION ELECTION. If a Participant, pursuant to an Award, elects to exchange his compensation or fees for stock options, such Participant would recognize income under the rules described above with respect to nonstatutory stock options.
                    e. STOCK APPRECIATION RIGHTS. The amount of any cash (or the fair market value of any Reorganized Hexcel Common Stock) received upon the exercise of Stock Appreciation Rights ("SARs") under the Incentive Plan will be includible in the Participant's ordinary income and Reorganized Hexcel (or one of its subsidiaries) generally will be entitled to a deduction for such amount. Upon disposition


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of any stock received upon exercise of an SAR, the grantee will recognize capital gain or loss, which will be long- or short-term depending on the period elapsed since the date of such exercise equal to the difference between the amount realized on such disposition and the fair market value of such stock on the date the SAR was exercised.
                    f. RESTRICTED SHARES. If restricted shares are awarded to a Participant in accordance with the terms of the Incentive Plan, generally no income will be recognized by such Participant at the time the Award is made. Generally, such Participant will be required to include in his ordinary income, as compensation, the fair market value of such restricted shares upon the lapse of the forfeiture provisions applicable thereto, less any amount paid therefor. The Participant may, however, elect within 30 days after acquiring the shares, to be taxed immediately upon receipt of such shares rather than when the forfeiture provisions lapse. If such election is made, the Participant will recognize ordinary income in the taxable year of his Award in an amount equal to the fair market value of such restricted shares (determined without regard to the restrictions which by their terms will lapse) at the time of receipt, less any amount paid therefor. Absent the making of the election referred to in the preceding sentences, any cash dividends or other distributions paid with respect to restricted shares prior to


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lapse of the applicable restrictions will be includible in the Participant's ordinary income as compensation at the time of receipt. In each case, Reorganized Hexcel (or one of its subsidiaries) will be entitled to a deduction in the same amount as the Participant realizes compensation income.
J.   SALARIED EMPLOYEES RETIREMENT PROGRAM.
          This program includes a retirement savings plan (401(k) and after-tax contributions) and a profit sharing plan. Both of these plans are qualified under Section 401(a) of the Internal Revenue Code (the "Code"). This program also includes a non-qualified "excess" plan. All full time salaried employees are eligible to participate after three months of continuous employment. Each year, participants may defer a percentage of their base salaries on a before- and/or after-tax basis to the retirement savings plan. Hexcel contributes to the retirement savings plan one-half of the amount deferred by employees, up to 6% of each employee's base salary (I.E., 3% from Hexcel). Hexcel contributes to the profit sharing plan a percentage of profit before taxes, reduced by the contributions to the retirement savings plan and certain other retirement expenses. Profit sharing contributions are allocated among the profit sharing plan participants on the basis of salary plus incentive bonus plus overtime. To the extent that any amount cannot be allocated to a plan participant because it exceeds the limits under


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Section 415 of the Code, the participant is credited with an equal amount in the non-qualified excess plan under the program. The participant becomes fully vested after 67 months or upon retirement at or after age 65.
          This program is expected to be continued by Reorganized Hexcel after the Effective Date.
K.   RETIREE STOCK BONUS PLAN.
          Under this plan, Hexcel issues to certain retiring employees, without cost to them, shares of Common Stock. Retiring employees with 15 years of service receive 15 shares and those with 20 years of service receive 25 shares. The Retiree Stock Bonus Plan will be terminated on the Effective Date.
L.   COMPENSATION FOR EXTRAORDINARY EFFORTS.
          In recognition of the extraordinary efforts of certain key employees of the Debtor through the course of the Chapter 11 Case, the Debtor has created a Cash bonus pool of $1,200,000 (the "Consummation Bonus Pool") to fund special one-time distributions among certain employees. On the Effective Date, the Chairman and Chief Executive Officer, Mr. Lee, will receive a Cash bonus equal to $500,000. The bonus to Mr. Lee is (i) in satisfaction of his claim pursuant to the provision in his employment agreement with Hexcel dated September 28, 1993 providing that if there occurs an equity or equity equivalent investment in Hexcel (in any form), Mr. Lee


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is entitled to receive a Cash bonus in an amount equal to 1% of such investment, and (ii) in recognition of (a) the fact that Mr. Lee's contractual compensation, which was fixed under his prepetition employment agreement on the basis of his service as Co-CEO, was not increased since January 1, 1994 when at the request of the Board of Directors, he assumed the responsibilities of sole CEO, (b) the fact that Mr. Lee was deliberately excluded from the Employee Retention Bonus Plan, and (c) Mr. Lee's extensive time commitment and positive contributions to Hexcel's reorganization. If the Cash bonus is not paid to Mr. Lee on the Effective Date, his contract claim in (i) above will be Allowed and paid in full at such time. On the Effective Date, the Vice Chairman, Robert Krumme will receive a Cash bonus equal to $[ * ], and William Meehan, the Vice President - Finance and Chief Financial Officer will receive a Cash bonus equal to $[ * ]. These bonuses are in recognition of (a) the fact that Messrs. Krumme and Meehan each have pre-petition employment agreements with the Company which provided for bonuses to be paid to them in the event of a successful out-of-court restructuring of Hexcel, evidencing an intent to compensate them for their efforts in bringing about a successful resolution to Hexcel's financial crisis,
(b) the fact that Messrs. Krumme and Meehan were deliberately excluded from the Employee Retention Bonus Plan, (c) their extensive time commitment and positive contributions to


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Hexcel's reorganization, and (d) their agreement to continue to serve Hexcel until such time as their successors are chosen. The remainder of the Consummation Bonus Pool, or $[ * ], will be distributed to other employees which the Debtor believes were critical to the reorganization effort, also on the Effective Date. The Board of Directors of Hexcel has determined that the amount and the terms of the Consummation Bonus Pool are appropriate and reflective of
(i) market standards for individuals who, like Messrs. Lee, Krumme and Meehan and the other recipients of the Consummation Bonus Pool, have superior capabilities, (ii) the demonstrable hard work over a significant period of time performed by Messrs. Lee, Krumme and Meehan and the other recipients of the Consummation Bonus Pool and (iii) the positive performance of the Company in light of the restructuring and reorganization.
M.   POST-EFFECTIVE DATE SECURITY OWNERSHIP
     OF CERTAIN BENEFICIAL OWNERS
           The following table sets forth those entities which, to the knowledge of the Debtor, will own beneficially more than five percent of Reorganized Hexcel Common Stock as of the Effective Date:

          Mutual Series Fund, Inc.
          51 John F. Kennedy Parkway
          Short Hills, New Jersey  07078

          In addition, if Class 9 accepts the Plan, the following entities also will own beneficially more than five


                                       200


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percent of Reorganized Hexcel Common Stock as of the Effective Date:
          Hellmold Associates, Inc.
          Loomis - Sayles
          Finally, if Class 9 rejects the Plan, The Principal Mutual Life Insurance Company also will own beneficially more than five percent of Reorganized Hexcel Common Stock as of the Effective Date.
N.   INVESTMENT BY MANAGEMENT.
          It is contemplated that on or after the Effective Date, Reorganized Hexcel's executive officers will be offered the opportunity to invest up to an aggregate of $2 million in Reorganized Hexcel Common Stock at the same price per share as the exercise price for the Rights distributed to holders of Common Stock pursuant to the Plan.


     VIII. APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS TO THE REORGANIZED HEXCEL COMMON STOCK AND RIGHTS TO BE DISTRIBUTED UNDER THE PLAN


A.   ISSUANCE OF SECURITIES
           1.   GENERALLY.
           The Confirmation Order will authorize the issuance of Reorganized Hexcel Common Stock (including Reorganized Hexcel Common Stock issuable on exercise of the Rights) and the Rights (collectively, the "New Securities") to be issued


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under the Hexcel Plan.  The New Securities distributed to holders of Allowed
Claims and Interests will be issued without registration under the Securities Act of 1933, as amended, or under any state or local law, in reliance on the exemptions set forth in Section 1145 of the Bankruptcy Code.
           In order for the issuance of those securities to be exempt from registration under Section 1145 of the Bankruptcy Code, three principal requirements must be satisfied: (a) the securities must be issued by a debtor, its successor under a plan of reorganization, or an affiliate participating in a joint plan of reorganization with the debtor (for this purpose Reorganized Hexcel is considered a successor to Hexcel); (b) each recipient of the securities must hold a claim against the debtor or an affiliate, an interest in the debtor or an affiliate, or a claim for an administrative expense against the debtor or an affiliate; and (c) the securities must be issued in exchange for the recipient's claim against or interest in the debtor or an affiliate, or "principally" in such exchange and "partly" for cash or other property.
          Hexcel believes that the issuance of the New Securities will satisfy all three requirements because (a) the securities to be issued will be securities of Hexcel, which is a debtor, and the issuance of the securities is specifically mandated under the Plan; (b) the recipients of the securities



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are holders of claims or interests; and (c) the recipients of the securities will receive such securities in exchange for their claims and interests.
          2.   RESALE CONSIDERATIONS.
          Hexcel believes that the resale or disposition by the recipients of the New Securities (other than Mutual Series) will be exempt from registration under the Securities Act of 1933 if the recipients are not deemed to be "underwriters" under Section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines four types of underwriters: (a) a person who purchases a claim against, interest in, or claim for administrative expense in the case concerning, a debtor with a view to distributing any security received in exchange for that claim or interest; (b) a person who offers to sell securities offered or sold under a plan for the holders of those securities; (c) a person who offers to buy those securities from the holders of those securities, if the offer is (i) made with a view to distribution of the securities, and (ii) made under an agreement made in connection with the plan, its consummation or the offer or sale of securities under the plan; and (d) a person who is an "issuer" with respect to the securities as the term "issuer" is defined in Section 2(11) of the Securities Act of 1933.
          Under Section 2(11) of the Securities Act of 1933 an "issuer" will include any person directly or indirectly


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controlling or controlled by Hexcel, or any person under direct or indirect common control with Reorganized Hexcel (an "Affiliate"). Whether a person is an Affiliate, and therefore an "underwriter", with respect to Reorganized Hexcel for purposes of Section 1145(b) of the Bankruptcy Code will depend on a number of factors. These factors include: (a) the person's equity interest in Reorganized Hexcel; (b) the distribution and concentration of other equity interests in Reorganized Hexcel; (c) whether the person is an officer or director of Reorganized Hexcel; (d) whether the person, either alone or acting in concert with others, has a contractual or other relationship giving that person power over management policies and decisions of Reorganized Hexcel; and
(e) whether the person actually has that power notwithstanding the absence of formal indicia of control. An officer or director of Reorganized Hexcel may be deemed an Affiliate.
          To the extent that a person deemed to be an "underwriter" receives securities, resales by that person would not be exempted by Section 1145 of the Bankruptcy Code from registration under the Securities Act of 1933 except in "ordinary trading transactions" (within the meaning of Section 1145(b)(1) of the Bankruptcy Code).
          The Bankruptcy Code does not define the term "ordinary trading transactions," and the Securities and Exchange Commission (the "Commission") has not given



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definitive guidance with respect to the proper construction of the term.  In a no-action letter the staff of the Commission has, however, concurred in the view that a transaction will be an "ordinary trading transaction" if it is carried out on an exchange or in the over-the-counter market at a time when the issuer of the traded securities is a reporting company under the Exchange Act and does NOT involve any of the following factors:
          (i) (x) concerted action by two or more recipients of securities issued under a plan of reorganization in connection with the sale of those securities, or (y) concerted action by distributors on behalf of one or more such recipients in connection with sales;
          (ii) the preparation or use of informational documents concerning the offering of the securities to assist in the resale of the securities, other than the disclosure statement approved in connection with the plan (and any supplement thereto) and documents filed with the Commission by the debtors or the reorganized company pursuant to the Exchange Act; or
          (iii) special compensation to brokers or dealers in connection with the sale of the securities designed as a special incentive to resell the securities, other than compensation that would



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     be paid pursuant to arm's-length negotiations between a seller and a broker or dealer, each acting unilaterally that is not greater than the compensation that would be paid for a routine similar-sized sale of similar securities of a similar issuer.
          In addition, a person deemed to be an "underwriter" solely because he is an Affiliate may be able to sell securities without registration, in accordance with Rule 144 under the Securities Act of 1933, which permits public sales of securities received pursuant to a plan by statutory underwriters subject to volume limitations and certain other conditions. Based on the views of the Commission expressed in no-action letters, a person deemed to be an underwriter solely because he is an Affiliate may be able to sell securities without registration in accordance with Rule 144, without complying with the holding period requirement of Rule 144(d).
          BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION WHETHER A PARTICULAR HOLDER MAY BE AN UNDERWRITER, HEXCEL MAKES NO REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THE NEW SECURITIES. HEXCEL RECOMMENDS THAT RECIPIENTS OF SECURITIES UNDER THE HEXCEL PLAN CONSULT WITH
THEIR OWN COUNSEL CONCERNING THE LIMITATIONS ON THEIR ABILITY TO DISPOSE OF
THOSE SECURITIES.


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          3.   DELIVERY OF DISCLOSURE STATEMENT.
          Under Section 1145(a)(4) of the Bankruptcy Code, "stockbrokers" (as that term is defined in Section 101(48) of the Bankruptcy Code) are required to deliver to their customers, for the first 40 days after the Effective Date of the Plan, a copy of this Disclosure Statement (and any supplement to it ordered by the Bankruptcy Court) at or before the time of delivery of any security issued under the Plan. This requirement specifically applies to trading and other after-market transactions in the securities issued under the Plan. In this regard, however, the staff of the Commission has stated in no-action letters that when a company is and will be a "reporting person" required to file current information with the Commission under the Exchange Act, it would not recommend enforcement action if a stockbroker did not comply with the disclosure statement delivery requirements of Section 1145(a)(4) of the Bankruptcy Code. Hexcel has complied, and following the Effective Date of the Plan, Reorganized Hexcel will comply, with the reporting requirements of the Exchange Act, including by the filing of Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other required information.

               IX.  REORGANIZATION VALUES
           The Debtor has been advised by Andersen with respect to the value of Reorganized Hexcel. The reorganization value


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of Hexcel was assumed for purposes of the Plan by Hexcel to be between approximately $165,000,000 and $185,000,000 as of an assumed Effective Date of October 3, 1994. Such assumed reorganization value represents the range of values prepared by Andersen during July, 1994 in respect of the business and assets of Reorganized Hexcel.
          Based upon the assumed reorganization value of Reorganized Hexcel, an assumed total debt for valuation purposes (including capital lease obligations and the present value of anticipated payments on environmental and legal claims) of approximately $103,000,000, and conversion of the Subordinated Debentures upon acceptance of the Plan by Class 9, Hexcel has employed an assumed range of equity values for Reorganized Hexcel of approximately $62,000,000 to $80,000,000 or $1.77 to $2.34 per share based upon a distribution of approximately 15,087,719 shares, Rights to purchase 8,500,000 shares of Reorganized Hexcel Common Stock to be issued to the holders of Claims and Interests under the Plan and a purchase of approximately 11,500,000 shares of Reorganized Hexcel Common Stock by Mutual Series.
          Based upon the assumed reorganization value of Reorganized Hexcel, an assumed total debt for valuation purposes (including capital lease obligations and the present value of anticipated payments on environmental and legal claims) of approximately $112,000,000 and Reinstatement of the


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Subordinated Debentures upon rejection of the Plan by Class 9, Hexcel has employed an assumed range of equity values for Reorganized Hexcel of approximately $62,000,000 to $80,000,000 or $1.77 to $2.34 per share based upon a distribution of approximately 5,384,669 shares, and Rights to purchase 12,500,000 shares of Reorganized Hexcel Common Stock to be issued to the holders of Claims and Interests under the Plan and a purchase of approximately 12,500,000 shares of Reorganized Hexcel Common Stock by Mutual Series.
          The foregoing valuations are based on a number of assumptions, including a successful reorganization of Hexcel's business and finances in a timely manner, the achievement of the forecasts reflected in the Projected Financial Information, the amount of available cash at the Effective Date, the availability of certain tax attributes, the continuation of current market conditions through the Effective Date and the Plan becoming effective in accordance with its terms.
          Estimates of value, like the above-described reorganization value, represent the value of Reorganized Hexcel as the continuing owner and operator of its business and assets. Such estimates do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be


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significantly different than the amounts set forth herein.  The value of an operating business such as Hexcel's is subject to uncertainties and contingencies which are difficult to predict and will fluctuate with changes in factors affecting the financial condition of and prospects for such a business. AS A RESULT, THE ESTIMATE OF REORGANIZATION VALUES SET FORTH HEREIN IS NOT NECESSARILY INDICATIVE OF ACTUAL OUTCOMES, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN THOSE SET FORTH HEREIN. BECAUSE SUCH ESTIMATE IS INHERENTLY SUBJECT TO UNCERTAINTIES, NEITHER HEXCEL, ANDERSEN, NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR ITS ACCURACY. IN ADDITION, THE VALUATION OF NEWLY-ISSUED SECURITIES SUCH AS THE REORGANIZED HEXCEL COMMON STOCK DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-REORGANIZATION MARKET TRADING PRICE OF SUCH SECURITIES, THE LATTER BEING SUBJECT TO ADDITIONAL UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT. Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the anticipated initial securities holdings of prepetition creditors, some of which may prefer to liquidate their investment rather than hold it on a long-term basis, and other factors which generally influence the prices of securities.
          Andersen has undertaken its valuation analysis for purposes of determining the value available to distribute to


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creditors pursuant to the Plan.  The valuation is based on an analysis of the
Projected Financial Information as well as current market conditions and statistics. Andersen primarily used the discounted cash flow methodology to value Hexcel's business. This valuation technique reflects both the present value of the future cash flows detailed in the Projected Financial Information and the present value of the Company's terminal value at the end of the Projection Period.
          In preparing an estimated value of Reorganized Hexcel, Andersen: (i) analyzed certain historical financial information of Hexcel for recent years and interim periods, (ii) analyzed certain internal financial and operating data of Hexcel including the Projected Financial Information as provided by management relating to its business and prospects, (iii) met with certain members of senior management of Hexcel to discuss operations and future prospects, (iv) analyzed publicly available financial data and considered the market values of public companies deemed generally comparable to Hexcel, and conducted such other analyses as Andersen deemed appropriate. Although Andersen conducted an analysis of Hexcel's business, operating assets and liabilities and business plans, Andersen assumed and relied on the accuracy and completeness of all (i) financial and other information furnished to it by Hexcel and by other firms retained by Hexcel and (ii) publicly available information. In addition,


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Andersen did not independently verify management's projections in connection with such valuation, and no independent evaluations or appraisals of the Debtor's assets were sought or were obtained in connection therewith.


          X.   CERTAIN RISK FACTORS TO BE CONSIDERED

          HOLDERS OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE DEBTOR SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.
     A.   OVERALL RISKS TO RECOVERY BY HOLDERS OF CLAIMS
          The ultimate recoveries under the Plan to holders of Claims (other than those holders who are paid in cash under the Plan) depend upon the realizable value of the notes to be issued pursuant to the Plan and the Reorganized Hexcel Common Stock. The securities to be issued pursuant to the Plan are subject to a number of material risks, including, but not limited to, those specified below. The factors specified below assume that the Plan is approved by the Bankruptcy Court and that the Effective Date occurs on or about October 3,


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1994.  Prior to voting on the Plan, each holder of a Claim or Equity Interest entitled to vote should carefully consider the risk factors specified or referred to below, the Exhibits annexed hereto, as well as all of the information contained in the Plan and all exhibits thereto.
          1.   PROJECTED FINANCIAL INFORMATION
          The Projected Financial Information included in this Disclosure Statement is dependent upon the successful implementation of the business plan upon which the Projected Financial Information is based and upon the validity of the other assumptions contained therein. These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of Hexcel, industry performance, certain assumptions with respect to competitors of Hexcel, general business and economic conditions, the sale of the resins business and other matters, many of which are beyond the control of Hexcel. In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of Hexcel. Moreover, there is an inherent uncertainty as to questions of valuation for tax purposes. Although Hexcel believes that its assumptions as to the aggregate value of Reorganized Hexcel Common Stock immediately after the Effective Date are reasonable, there is a risk that the


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Internal Revenue Service will challenge the value used.  This could affect
Hexcel's ability to utilize its pre-confirmation net operating losses, resulting in increased federal income taxes due in any given year. Although Hexcel believes that the projections are reasonably attainable, some or all of the estimates will vary and variations between the actual financial results and those projected may be material.
          2.   ABILITY TO REFINANCE DEBT
          As of the Effective Date, if Class 9 accepts the Plan, Hexcel will have $103,000,000 of interest bearing debt of which $16,500,000 will be due and payable within one year and $75,600,000 (including the Amended and Restated Principal Mutual 10.12% Note and the BNP Letters of Credit backing the IDRB's) will be due and payable within four years. As of the Effective Date, if Class 9 rejects the Plan, Hexcel will have $120,800,000 of interest bearing debt of which $15,600,000 will be due and payable within one year and $67,700,000 (including the Amended and Restated Principal Mutual 10.12% Note and the BNP Letters of Credit backing the IDRB's) will be due and payable within four years. In either case, Hexcel's financial projections indicate that it will not generate enough cash flow from operations fully to pay off all such obligations as they mature, indicating the need to refinance some or all of its debt. While Hexcel believes it should be able to refinance its debt if it meets its financial


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projections, there can be no assurance that such refinancing will in fact be effected or that market conditions will allow any refinancing to take place on favorable terms.
          3.   KEY CUSTOMER RELATIONSHIP
          In 1993, approximately 30% of Hexcel's domestic revenues and 19% of its worldwide revenues were derived from shipments to Boeing or Boeing subcontractors. Primarily as a result of sales to the 777 program, these percentages are anticipated to increase substantially by the end of the Projection Period. While Hexcel believes that it has a strong supplier relationship with Boeing and that this relationship is likely to continue, a decision by Boeing to direct its purchasing to other suppliers (including a decision to qualify a second supplier for certain products on programs like the 777 where Hexcel is the sole provider of those products) could have a material negative impact on the Company's operations. Delays in the 777 program or declines in the projected build rate for the 777 aircraft could also have a material adverse effect on the Company's operations.
          4.   HEXCEL S.A.
          On June 8, 1994, the Bankruptcy Court approved Hexcel's motion to infuse 200 Million Belgian Francs conditionally forgive a subordinated intercompany loan and otherwise recapitalize its Belgian subsidiary, Hexcel S.A. As a result, Hexcel was able to obtain a 2-year committed credit


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facility on satisfactory terms.  The proceeds of the recapitalization will be used in part to complete the restructuring of Hexcel S.A.'s operations with a view toward returning Hexcel S.A. to profitability and positive cash flow. If Hexcel S.A. does not return to consistent profitability or if there is a further downturn in its business, Hexcel S.A. may again be in default of its loan agreements, including its financial covenants which are tied to future operating performance. In such event, Hexcel would be forced either to infuse more capital into Hexcel S.A. or risk losing its business and assets in a foreclosure proceeding. Hexcel believes that the loss of Hexcel S.A. would have a material adverse impact on its global competitiveness in the aerospace industry.
          5.   COMPETITION; INDUSTRY EXCESS CAPACITY
          Much of Hexcel's business (particularly its composites business) is characterized by worldwide overcapacity and downward pressure on prices and margins. Further, many of Hexcel's competitors are subsidiaries or operating divisions of corporations having substantially greater financial and other resources than Hexcel. Hexcel has managed substantially to maintain its customer base during the chapter 11 period and its operating results were stabilized; to the extent that worldwide demand for Hexcel's product undergoes further decline, Hexcel may not be in as favorable a


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position to compete as certain of its better capitalized competitors.
          6.   NORTHROP AGREEMENT
          Hexcel anticipates entering into an Agreement with Northrop to supply, on favorable terms, certain LO materials for the B-2 program or, alternatively, to sell Northrop the Chandler facility. The Projected Financial Information assumes that the proceeds from this agreement will be realized primarily in 1995. An agreement with Northrop on substantially the terms outlined in the Projected Financial Information is a condition of the Stock Subscription and Standby Purchase Agreement. Hexcel is confident that an agreement with Northrop will be completed. In the event that such an agreement is not reached, however, there would be a material impact on the Company's operations and Mutual Series would have the right to terminate the Stock Subscription and Standby Purchase Agreement.
          7.   DIVIDEND POLICY
          Reorganized Hexcel does not anticipate paying any dividends on the Reorganized Hexcel Common Stock in the foreseeable future. In addition, the covenants in certain debt instruments to which Reorganized Hexcel will be a party will likely prohibit payment of dividends. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions


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which may prohibit or limit their ability to invest in Reorganized Hexcel Common
Stock.
          8.   PREFERRED STOCK
          Until such time (if any) as the Board of Directors of Reorganized Hexcel should issue Preferred Stock and establish the respective rights of the holders of one or more series thereof, it is not possible to state the actual effect of authorization of the Preferred Stock upon the rights of holders of Reorganized Hexcel Common Stock. The effects of such issuance could include, however: (i) reduction of the amount of cash otherwise available for payment of dividends on Reorganized Hexcel Common Stock, (ii) dilution of the voting power of Reorganized Hexcel Common Stock if the Preferred Stock has voting rights, and
(iii) restriction of the rights of holders of Reorganized Hexcel Common Stock to share in Reorganized Hexcel's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of Preferred Stock. In addition, so-called "blank check" preferred stock (such as the Preferred Stock) may be viewed as having possible anti-takeover effects, if it were used to make a third party's attempt to gain control of Reorganized Hexcel more difficult, time consuming or costly. Hexcel has no current plans pursuant to which Preferred Stock would be issued as an anti-takeover device or otherwise.


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     B.   HART-SCOTT-RODINO ACT REQUIREMENTS
          Holders of Claims that acquired such Claims after the commencement of the Chapter 11 Case and that are to receive equity securities under the Plan on account of such Claims may have to observe the filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). Holders required to make HSR Act filings cannot receive any such distribution of equity securities until the expiration or early termination of the waiting periods under the HSR Act. Such holders should consult their own counsel regarding their potential responsibilities under the HSR Act.


     XI.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

          The following discussion summarizes certain federal income tax consequences of the Plan to the Debtor, the Creditors, and the holders of Equity Interests in Hexcel based upon the Internal Revenue Code of 1986, as amended (the "Tax Code"), the treasury regulations (including temporary or proposed regulations) promulgated thereunder (the "Regulations"), judicial authorities and current administrative rulings and practice. The tax consequences of certain aspects of the Plan are uncertain because of the lack of applicable legal authority and may be subject to administrative or judicial interpretations that differ from


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the discussion below.  The Debtor has not requested a ruling from the Internal
Revenue Service with respect to these matters, and no opinion of counsel has been obtained by the Debtor with respect thereto. The following discussion does not address state, local or foreign tax considerations that may be applicable to the Debtor, Creditors, and holders of Equity Interests in Hexcel and does not address the federal income tax consequences to certain types of Creditors and holders of Equity Interests in Hexcel (including financial institutions, life insurance companies, tax-exempt organizations and foreign individuals and entities) to which special rules may apply. Further, the federal income tax treatment of the Debtor, Creditors and holders of Equity Interests in Hexcel may be affected by matters not discussed below. ACCORDINGLY, ALL CREDITORS AND HOLDERS OF EQUITY INTERESTS IN HEXCEL ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE PLAN TO THEM AND TO THE DEBTOR. THE DEBTOR AND ITS COUNSEL ARE NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES OF CONFIRMATION AND CONSUMMATION OF THE PLAN AS TO ANY CREDITOR OR HOLDER OF AN EQUITY INTEREST IN HEXCEL NOR ARE THE DEBTOR OR ITS COUNSEL RENDERING ANY FORM OF LEGAL OPINION AS TO SUCH TAX CONSEQUENCES.


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
A.   TAX CONSEQUENCES TO HEXCEL
     1.   CANCELLATION OF DEBT.
          Under the Plan, a reduction in the aggregate outstanding debt will occur because some debt will be paid off in Cash and some debt will be satisfied with Reorganized Hexcel Common Stock. Also, some Claims that do not constitute debt of Hexcel will be satisfied with Reorganized Hexcel Common Stock. Therefore, the following discussion will consider the tax effect of satisfying debt and Claims with Reorganized Hexcel Common Stock.
     a. GENERAL. With certain exceptions, to the extent that debt is satisfied for consideration worth less than the amount of the adjusted issue price of such debt, the Debtor will realize cancellation of debt ("COD") income. Since reductions in Hexcel's debt resulting from implementation of the Plan will occur in a case under the Bankruptcy Code, however, Hexcel will not be required to include in income any COD realized as a result of such reduction. Rather, the Debtor will be required to reduce certain of its tax attributes (e.g., its net operating losses ("NOLs"), discussed below and, if the COD exceeds the amount of NOLs, possibly the basis of its assets) by the amount of the COD not included in income, except with respect to COD arising from a Claim to the extent that such Claim is satisfied with Reorganized Hexcel


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Common Stock and where the other requirements of the "Stock-for-Debt Exception,"
defined below, are met.
          Under the Plan, the holders of the Principal Mutual Notes will receive, among other things, Reorganized Hexcel Common Stock in exchange for their Claims with respect to certain alleged breaches in the note agreement. These Claims do not constitute debts of Hexcel because they do not represent cash advanced to Hexcel or a deduction claimed by Hexcel. Therefore, satisfaction of these Claims with Reorganized Hexcel Common Stock will not be treated as a COD that requires a reduction of Reorganized Hexcel's tax attributes, and Hexcel will be permitted to deduct the value of the stock exchanged for such Claims or amortize the value of such stock over the life of the Principal Mutual Notes.
          Under the Plan, the Subordinated Debenture holders will receive for their Claims for Reorganized Hexcel Common Stock (the "Debenture Exchange") or will have their Claims Reinstated. If Class 9 rejects the Plan and the Subordinated Debentures are Reinstated, Hexcel will not be required to reduce its tax attributes. Even if Class 9 accepts the Plan and the debt is considered exchanged for Reorganized Hexcel Common Stock, Hexcel will not be required to reduce its tax attributes if the Debenture Exchange qualifies for the Stock-for-Debt Exception. However, to the extent that holders of debt are paid consideration that does not include Reorganized


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Hexcel Common Stock qualifying for the Stock-for-Debt Exception in exchange for their debt, as more fully discussed below, Hexcel will realize COD in an amount equal to the excess of the adjusted issue price of such debt over the value of all consideration paid to such holders, and consequently will be required to reduce its tax attributes by such amount.
     b. STOCK-FOR-DEBT EXCEPTION. A debtor in a chapter 11 case is not considered to realize COD, and thus will avoid the attendant reduction in tax attributes, to the extent that debt is considered paid with the debtor's stock (regardless of the value of the debtor's stock exchanged for such claim), provided that the amount and nature of the stock are such that certain conditions described in sections 108(e)(8) and 108(e)(10) of the Tax Code (the "Stock-for-Debt Exception") are met. These conditions require that the Reorganized Hexcel Common Stock issued pursuant to the Plan satisfy the "nominal or token" and "proportionality" tests described below.
          In applying the Stock-for-Debt Exception, where debt is satisfied for a combination of stock and cash, an amount of the claim equal to the cash is considered satisfied by the cash, and the balance of the claim is considered satisfied by the stock (regardless of its value).
          (1) NOMINAL OR TOKEN TEST. Under Section 108(e)(8)(A) of the Tax Code, the Debenture Exchange will qualify for the Stock-for-Debt Exception only if the


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amount of Reorganized Hexcel Common Stock received by the Subordinated Debenture
Holders is not "nominal" or "token" (the "Nominal or Token Test"). The Treasury has issued final Regulations regarding the application of the Nominal or Token Test. The Regulations provide that the determination of whether the Reorganized Hexcel Common Stock received in the Debenture Exchange is nominal or token will depend on all of the facts and circumstances relevant to the Reorganized Hexcel Common Stock and the Debenture Exchange. Although the Regulations do not specify which facts and circumstances would be most relevant to this determination, an earlier proposed version of the Regulations, which has since been withdrawn, enumerated three nonexclusive factors to be considered in determining whether stock is nominal or token: (a) the ratio of the value of the stock received by a creditor to the amount of such creditor's claim treated as exchanged for that stock, (b) the ratio of the value of the stock received by a creditor to the total consideration received by such creditor in the exchange, and (c) the ratio of the aggregate value of the stock received by all the creditors in the exchange to the value of all the outstanding stock of the debtor after the exchange.


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
          The final Regulations provide that the determination of whether common stock issued for unsecured debt is nominal or token is made on an aggregate basis with respect to all common stock issued for unsecured debt in a chapter 11 case. Concurrently with the issuance of the Regulations, the IRS issued a revenue procedure (Rev. Proc. 94-26) providing that common stock issued for outstanding unsecured debt in a chapter 11 case will be deemed not nominal or token if the ratio of the total value of common stock issued for unsecured debt in the chapter 11 case is at least 15 percent of the total value of all stock of the debtor corporation outstanding after the chapter 11 case (the "Safe Harbor").
          Given the large amount of Reorganized Hexcel Common Stock that will be issued in the event the Debenture Exchange occurs and the aggregate approach under the Regulations to determining whether stock is nominal or token, the Reorganized Hexcel Common Stock to be issued under the Debenture Exchange should satisfy the "facts and circumstances" standard of the Regulations for not being nominal or token. In addition, the Safe Harbor will be met. Thus, the Reorganized Hexcel Common Stock issued in the Debenture Exchange will generally satisfy the Nominal or Token Test as set out in Section 108(e)(8)(A) of the Tax Code.


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
          (2) PROPORTIONALITY TEST. Under Section 108(e)(8)(B) of the Tax Code, the Stock-for-Debt Exception will not apply with respect to a Subordinated Debenture holder if the ratio of the value of stock received by such unsecured creditor to the amount of debt canceled or exchanged for stock is less than 50 percent of a similar ratio computed for all unsecured creditors (the "Proportionality Test"). The Proportionality Test is to be applied to each Subordinated Debenture Holder on a debt-by-debt basis by comparing (i) with respect to each debt held by such creditor, the ratio of the value of stock received by such creditor with respect to such debt to the portion of such debt deemed canceled or exchanged for stock, to (ii) the ratio of the aggregate value of all stock issued to all creditors for unsecured debt to the aggregate amount of unsecured debt deemed canceled or exchanged for such stock. Since all of the Subordinated Debenture holders will receive the same proportions of Reorganized Hexcel Common Stock in the Debenture Exchange, and no other unsecured creditors will receive any Reorganized Hexcel Common Stock, the Debenture Exchange should satisfy the Proportionality Test.
          C. EFFECT OF THE PLAN. On the basis of current law, current valuation projections, and all the facts and


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
circumstances relevant to the Debenture Exchange, the Debtor anticipates that, if the Plan is confirmed, the Debenture Exchange will generally qualify for the Stock-for-Debt Exception, and Hexcel will not realize COD with respect thereto.
          As discussed above, if Hexcel has COD that is excluded from income because Hexcel is in bankruptcy but is not eligible for the stock-for-debt exception, Hexcel would be required to reduce its tax attributes by the amount of such COD. The effect of such attribute reduction could be to eliminate all of the NOLs and possibly even to reduce the tax bases of the assets held by Hexcel, but not below the aggregate amount of liabilities of Hexcel immediately after the Confirmation Date.
          As discussed above, Reinstatement of the Subordinated Debentures will not generate any COD income to Hexcel.
     d. CLAIMS FOR ACCRUED INTEREST. Under the Debenture Exchange, if it occurs, Reorganized Hexcel Common Stock will be distributed with respect to Claims for accrued interest attributable to Claims of the Subordinated Debenture holders. If Hexcel has accrued deductions for such interest, Claims for such interest should be eligible for the Stock-for-Debt Exception under the principles described above (although it is possible that the IRS will assert that Hexcel is required to treat any such amount as income other than COD income under "tax benefit principles" to the extent that the previously taken deductions exceed the value of Reorganized Hexcel Common Stock and other consideration treated as satisfying Claims for accrued interest). If Hexcel has not accrued deductions for these interest Claims, Hexcel will not realize income with respect to such Claims and it will be allowed a deduction equal to the value of any Reorganized Hexcel Common Stock and other consideration treated as satisfying such Claims.
          The Debenture Exchange provides for the consideration paid to the Subordinated Debenture holders in respect of their Claims to be allocated first to the principal amount of such Claims and only thereafter to the accrued interest thereon. However, there is some uncertainty as to whether allocations between principal and interest in a bankruptcy plan will be respected for federal income tax purposes. (See Section XI.B.2.b, "Federal Income Tax Consequences -- Tax Consequences to Creditors -- Holders of Subordinated Debentures - Debenture Exchange -- Tax Treatment of the Debenture Exchange.")
          If the Subordinated Debentures are Reinstated, holders of the Subordinated Debentures will receive Cash in exchange for their Claims for accrued interest thereon. Since the Debtor will be satisfying such Claims for Cash, it will not realize COD income with respect thereto. To the extent not previously deducted, such payment should be deductible by the Debtor.
     2. LIMITATION ON NET OPERATING LOSSES. As of December 31, 1993, Hexcel estimates it had NOLs (for federal income tax purposes) of approximately $30 million. It is unclear whether, as of that date, Hexcel had any "net unrealized built-in losses" (also considered NOLs for purposes of the discussion in this Section XI.A.2). The implementation of the Plan, together with transactions that have occurred within the three-year period preceding the Confirmation Date, will probably cause an "ownership change" as of the Confirmation Date for federal income tax purposes. As a result, to the extent not reduced or eliminated because of (A) the realization of COD income, as discussed above, or
(B) prior "ownership changes" that may have previously affected Hexcel's ability to offset the NOLs against its taxable income, the use of any remaining NOLs will be governed by Section 382 of the Tax Code, as discussed below.
          Generally, under Section 382 of the Tax Code, a corporation's annual taxable income for periods after an "ownership change" may be offset by NOLs attributable to periods prior to such an "ownership change" only to the extent of the product of (A) the fair market value of the corporation's stock immediately before such "ownership change" and (B) the long-term tax-exempt rate prescribed by the IRS.

For this purpose, fair market value is generally determined without regard to capital contributions made during the two-year period ending on the date of the "ownership change."
          If a corporation that undergoes an "ownership change" has a "net unrealized built-in gain," its general Section 382 limitation, as described in the preceding paragraph, is increased, subject to certain limitations, by any "built-in gain" recognized during the five-year period beginning with the date of the "ownership change."
          If a corporation that undergoes an "ownership change" has a "net unrealized built-in loss," subject to certain limitations, any "built-in loss" recognized during the five-year period beginning with the date of the "ownership change" is treated as a pre-change loss and is subject to the general Section 382 limitation described above. (It is unclear whether Hexcel has "net unrealized built-in losses".) However, when an "ownership change" occurs pursuant to the implementation of a bankruptcy plan of reorganization, the general Section 382 limitation does not apply. Instead, one of two other "Section 382 regimes" is available to a debtor.
     a. SECTION 382(L)(6) REGIME. Under Section 382(l)(6) of the Tax Code, the applicable limitation on the Debtor's annual use of the NOLs would generally be the same as the general Section 382 limitation (discussed above), except that such applicable limitation would reflect the increase (if any)
in the value of Hexcel resulting from any surrender or cancellation by the Creditors of Claims in exchange for Reorganized Hexcel Common Stock. Under the Regulations, for purposes of Section 382(l)(6) of the Tax Code, the value of stock of a "loss corporation" issued in connection with an "ownership change" cannot exceed the amount of cash plus the value of any property (including debt of the loss corporation) received by the "loss corporation" in consideration for the issuance of that stock. The preamble to earlier proposed Regulations under
Section 382(l)(6) states that this "rule is designed to avoid valuation disputes that otherwise might arise when taxpayers take the position that the 'intrinsic' value of the stock is more than the amount paid for it (for example, because the stock trades at a higher price at some later date when trading stabilizes)."
     b. SECTION 382(l)(5) REGIME. Section 382(l)(5) of the Tax Code provides that the general Section 382 limitation does not apply to an "ownership change" resulting from transactions that are pursuant to a plan of reorganization of a corporation in a chapter 11 case if the shareholders and creditors of such corporation immediately before an "ownership change" own immediately after such change (as a result of being shareholders or creditors immediately before such change) at least 50 percent of the stock of the corporation by vote and value. For purposes of this rule, stock transferred to a creditor is taken into account only to the extent that such stock is transferred in satisfaction of debt and only if such debt either (1) was held by the creditor at least 18 months before the filing of the chapter 11 case, or (2) arose in the ordinary course of the trade or business of the old loss corporation and is held by the person who at all times held the beneficial interest in such debt. A claim for unpaid interest accrued after the filing of a chapter 11 case or interest accrued within 18 months before the filing of a chapter 11 case with respect to debt which was held for the requisite period is considered qualifying debt for these purposes. Pursuant to Regulations under
Section 382(l)(5) of the Tax Code, options or warrants to acquire stock that are outstanding at the time of an "ownership change" (including options or warrants created pursuant to a plan of reorganization in a chapter 11 case) are generally ignored unless they provide the owner of the option, prior to its exercise, with a substantial portion of the attributes of ownership of the underlying stock, a direct or indirect ownership interest of more than 50 percent (if such options were exercised) or have been used to facilitate the creation of income to absorb the NOLs prior to exercise of the option.
          Under Regulations, for purposes of applying the 50 percent threshold requirement of Section 382(l)(5) of the Tax Code as described above, a debtor can rely on a DE MINIMIS rule under which it is entitled to treat debt as always having been owned by the beneficial owners of the debt immediately before the ownership change if the beneficial owner is not, immediately after the ownership change, either a 5 percent shareholder or an entity through which a 5 percent shareholder owns an indirect ownership interest in the loss corporation.
          Based upon the Debtor's understanding of the current status and ownership of the Subordinated Debenture Holders' Claims, it is unlikely that the 50 percent threshold requirement of Section 382(l)(5) of the Tax Code as described above will be met.
          If Hexcel qualified under Section 382(l)(5) of the Tax Code, it could avoid entirely the application of the general Section 382 limitation to the NOLs and built-in losses, if any, but would, however, be required to reduce its NOLs and possibly other tax attributes by: (1) any deduction for interest claimed by Hexcel with respect to any debt converted into Reorganized Hexcel Common Stock for (a) the three-year period preceding the taxable year of the "ownership change" and (b) the portion of the year of the "ownership change" prior to the Confirmation Date of the Plan, and (2) 50 percent of the excess of discharged debt over the value of Reorganized Hexcel Common Stock and other consideration transferred to Subordinated Debenture Holders in a transfer that qualifies for the Stock-for-Debt Exception, discussed above. Since the amounts described in (1) and (2) above are contingent upon the value of the Reorganized Hexcel Common Stock distributed to Creditors on the Confirmation Date, if any, as well as other factors, which cannot be predicted currently with certainty, the precise amount of NOL and other tax attribute reduction that would be required under Section 382(l)(5) of the Tax Code cannot currently be determined.
          Under Section 382(l)(5)(D) of the Tax Code, if a second "ownership change" with respect to Hexcel occurs within the two-year period following the Confirmation Date, the Section 382(l)(5) exception would not apply and any NOLs remaining after the second "ownership change" would be eliminated. Thus, if Hexcel is governed by Section 382(l)(5) of the Tax Code, a risk exists that most (if not all) of the utility of the NOLs could be lost because of the possibility that Hexcel may undergo a second "ownership change" within the two-year period following the Confirmation Date. This result would cause Hexcel to owe federal income tax (in excess of otherwise payable corporate alternative minimum tax) earlier than would be the case absent such an "ownership change" and would have a significant negative impact upon Hexcel. The possibility of a second "ownership change" within the two-year period, completely eliminating the utility of the NOLs, might cause the Debtor to elect to have Section 382(1)(6) of the Tax

Code govern its ability to use its NOLs even if Section 382(1)(5) were otherwise available.
     c. EFFECT OF THE PLAN. The Debtor believes that its ability to use its NOLs and built-in-losses (if any) would be governed by Section 382(l)(6) of the Tax Code.
     3. SETTLEMENT OF PRINCIPAL MUTUAL CLAIMS. Under the Plan, holders of the Principal Mutual Notes will receive Reorganized Hexcel Common Stock in exchange for their Claims with respect to certain alleged breaches under the note agreement. Hexcel will take an income tax deduction equal to the value of the stock so exchanged either currently or over the remaining term of the notes.
B.   TAX CONSEQUENCES TO CREDITORS
          The federal income tax consequences to Creditors arising from the Plan will vary depending upon, among other things, the type of consideration received by the Creditor in exchange for its Claim, and whether (i) the Creditor reports income using the cash or accrual method, (ii) the Creditor has taken a "bad debt" deduction with respect to its Claim, (iii) the Creditor's Claim constitutes a "security" for federal income tax purposes, and (iv) the consideration to be received pursuant to the Plan constitutes a "security" for federal income tax purposes.
          Creditors whose debt is reaffirmed without change under its pre-petition terms and Creditors the terms of whose debt is changed in a manner that does not constitute an "exchange" for tax purposes should have no federal income tax consequences arising from the Plan.
     1.   CREDITORS OTHER THAN HOLDERS OF SUBORDINATED DEBENTURES.   The holder
of the Principal Mutual 10.12% Note will likely have income equal to the value of the Reorganized Hexcel Common Stock that it receives in exchange for its Claims with respect to certain alleged breaches under the note agreement. Since the debt of this Creditor is being paid in Cash or reinstated with its original terms, implementation of the Plan will have no unusual tax consequences for it.
          The tax basis of the Reorganized Hexcel Common Stock received by the Principal Mutual Note holder will be such property's fair market value on the Confirmation Date. The holding period for such property that is held as a capital asset will begin on the day after the Confirmation Date.
     2.  HOLDERS OF SUBORDINATED DEBENTURES
     A.   REINSTATEMENT OF CLAIMS.
          No unusual federal income tax consequences will result from Reinstatement of the Subordinated Debentures pursuant to the Plan if Class 9 rejects the Plan. Cash received in exchange for Claims for accrued interest will, however, generally be taxable as ordinary income to the holder of the Subordinated Debentures.

     B.   DEBENTURE EXCHANGE.
          The following discussion assumes that Class 9 accepts the Plan and the holders of Subordinated Debentures receive Reorganized Hexcel Common Stock in the Debenture Exchange.
     (1) CLASSIFICATION OF THE SUBORDINATED DEBENTURES AS SECURITIES. The federal income tax consequences of the Plan to Subordinated Debenture holders will depend in part on whether their Claims constitute "securities" for purposes of the "reorganization provisions" of the Tax Code. This determination depends upon an evaluation of the nature of the particular item of debt. Important factors to be considered include, among other things, length of time to maturity, degree of continuing interest in the issuer, similarity of the debt instrument to a cash payment, and the purpose of the borrowing. Generally, corporate debt instruments with maturities when issued of less than five years are not considered "securities," and corporate debt instruments with maturities when issued of ten years or more generally are considered "securities." Claims for accrued interest generally are not securities. Since the length of time from issuance to maturity of the Subordinated Debentures is greater than ten years, and given the other terms of the Subordinated Debentures, the Subordinated Debentures should be treated as securities. The following discussion reflects such treatment.

However, this treatment is not certain, and holders should consult their own tax advisors as to whether their claims constitute "securities" for federal income tax purposes.
     (2) TAX TREATMENT OF THE DEBENTURE EXCHANGE. The Debenture Exchange will likely constitute a "reorganization" for federal income tax purposes. As such, except for income recognized with respect to accrued interest as discussed below, holders of Subordinated Debentures will not (subject to the discussion of market discount below) recognize gain or loss on the Debenture Exchange. Assuming the Debenture Exchange constitutes a reorganization, no loss will be recognized, except with respect to a Claim for accrued and previously taxed interest that is not fully satisfied under the Plan.
          The tax basis of the Reorganized Hexcel Common Stock received tax-free by a holder (other than for accrued interest) will equal such holder's adjusted tax basis in its Subordinated Debentures (other than basis attributable to Claims for accrued interest) increased by the amount of gain, if any, recognized by such holder on the Debenture Exchange. The tax basis of the Reorganized Hexcel Common Stock received in the Debenture Exchange for accrued interest will be its fair market value on the Confirmation Date.
          The holding period for the Reorganized Hexcel Common Stock received in the Debenture Exchange will include the period during which a holder held the Subordinated Debentures exchanged therefor, provided the Subordinated Debentures were held as a capital asset on the Confirmation Date.
          As noted above, pursuant to the Debenture Exchange, some Reorganized Hexcel Common Stock will be distributed to the holders of the Subordinated Debentures with respect to accrued interest. Thus, holders who have not previously included these amounts in taxable income will be required to recognize income to the extent of the consideration received with respect to Claims for accrued interest.
          Pursuant to the Debenture Exchange, the aggregate consideration paid to holders is allocated first to the principal amount of Subordinated Debentures and only thereafter to the accrued interest thereon. Certain legislative history indicates that an allocation provided in a bankruptcy plan may be binding for federal income tax purposes. However, the IRS may take either the position (1) that consideration received should be allocated first to accrued interest and thereafter to principal, or (2) that consideration should be allocated in another manner, including the possibility of an allocation to the principal amount of Subordinated Debentures and the accrued interest thereon in proportion to the relative amounts thereof. Holders should consult their own tax advisors generally with respect to this issue.

          Notwithstanding the general rule described above that gain on the Debenture Exchange will not be recognized, it is possible, although unlikely, that under the market discount rules of the Tax Code, gain realized by a security holder, even in a reorganization, must be recognized as ordinary income to the extent of any accrued market discount on the claims surrendered on the Confirmation Date. However, the market discount rules in the Tax Code also provide that, under Regulations to be promulgated by the Treasury, recognition of accrued market discount on exchanges such as the Debenture Exchange may be limited to the amount of gain that would be recognized without regard to the market discount rules. In this case, the application of such a provision would result in gain being recognized only to the extent described in the preceding paragraph. Such Regulations have not yet been issued; thus, it is unclear whether this limitation will apply to the Debenture Exchange.
          Under the market discount rules in the Tax Code, if the Subordinated Debentures held by a holder constitute "market discount bonds," then unless all of the market discount accrued on the Subordinated Debentures as of the Confirmation Date is recognized in the Debenture Exchange, as described above, the market discount rules may require the accrued but unrecognized market discount on the Subordinated Debentures to be allocated to the Reorganized Hexcel Common

Stock received in the Debenture Exchange. In that case, such market discount would have to be recognized as ordinary income upon disposition of such Reorganized Hexcel Common Stock. Generally, a Subordinated Debenture is a "market discount bond" if the holder acquired it for an amount less than its stated principal amount. SUCH HOLDERS WHOSE SUBORDINATED DEBENTURES ARE "MARKET DISCOUNT BONDS" ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TREATMENT OF THE REORGANIZED HEXCEL COMMON STOCK RECEIVED IN THE DEBENTURE EXCHANGE UNDER THE MARKET DISCOUNT RULES.

C.   TAX CONSEQUENCES TO HOLDERS OF COMMON STOCK.
          On the Effective Date, holders of the outstanding Common Stock will be entitled to receive one share of Reorganized Hexcel Common Stock for every two shares of the outstanding Common Stock they hold and will lose certain poison pill rights that they now have. Also, each holder of Common Stock will, in addition to receiving shares of Reorganized Hexcel Common Stock, receive Rights to purchase shares of Reorganized Hexcel Common Stock.
     1. ELIMINATION OF THE POISON PILL RIGHTS. Elimination of the poison pill rights should not be a taxable event to the existing holders of Common Stock.
     2. TAX TREATMENT OF DISTRIBUTION OF HEXCEL STOCK RIGHTS. The Debtor believes that under Section 305 of the Tax

Code, the distribution of Rights will be a tax-free distribution to a holder of Common Stock. As a result, such holder should not recognize gain or loss on such distribution. Under Section 307 of the Tax Code, subject to the rule described in the following sentence, such holder's basis in the Rights distributed would be determined by allocating such holder's adjusted basis in his shares of Common Stock between such holder's Common Stock and the Rights in proportion to the fair market value of each on the Effective Date. If the fair market value of the Rights distributed on the Effective Date is less than 15 percent of the fair market value of a holder's shares of Common Stock, such holder's basis in such Rights will be zero unless such holder elects to allocate basis between shares of Common Stock and Rights in the manner described above.
          In the event that a holder fails to exercise his Rights, such holder will recognize a loss upon the lapse of such Rights equal to such holder's adjusted tax basis in such stock Rights. Such loss would be a capital loss if the Common Stock to which such Rights relate would have been a capital asset in the hands of such holder.
          Hexcel believes that in general there will be no tax consequences to holders of Common Stock in the event that they receive Rights pursuant to the Plan or upon the lapse of such Rights. If such Rights are exercised, such holders will have a tax basis in any shares of Reorganized Hexcel Common Stock received equal to the exercise price of the Rights. The foregoing discussion assumes that holders of Common Stock do not elect to allocate a portion of their basis in their shares of Common Stock to the Rights under Section 307 of the Tax Code.
     3. ALTERNATIVE MINIMUM TAX. Holders of Common Stock should consult their own tax advisors as to the applicability to them of the alternative minimum tax.
     4. BACKUP WITHHOLDING AND INFORMATION REPORTING. Payors of interest, dividends, and certain other reportable payments are generally required to withhold 31% of such payments if the payee fails to furnish to the payor his correct taxpayer identification number (social security number or employer identification number). Exempt shareholders (including, among others, corporations) are not subject to these backup withholding and reporting requirements.
D.   TAX CONSEQUENCES TO HOLDERS OF HEXCEL OPTIONS
          Hexcel does not believe that the Plan will result in current tax consequences to holders of Hexcel Options. If, however, the holder of a Hexcel Option has a tax basis in such Hexcel Option, the holder will realize a loss (generally a capital loss) on the Effective Date as a result of the cancellation of such Hexcel Option.

E.   TAX CONSEQUENCES TO HOLDERS OF RIGHTS
          Holders of the Rights who exercise such Rights will have a tax basis in the Reorganized Hexcel Common Stock received from the exercise of such Rights equal to their basis in such Rights plus the price paid upon exercise. A holder who disposes of its Rights in a taxable transaction without having exercised such Rights will recognize gain or loss in an amount equal to the difference between the holder's basis in its Rights and the price received. Such gain or loss should be capital gain or loss if the Rights were held as capital assets. Any loss from the expiration of the Rights should be a capital loss if the rights were held as capital assets.
          THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PLAN ARE COMPLEX AND, IN MANY AREAS, UNCERTAIN. THE FOREGOING IS INTENDED TO BE A SUMMARY ONLY AND, AS SUCH, DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR CREDITOR OR INTEREST HOLDER. ALL CREDITORS AND INTEREST HOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE PLAN RELEVANT TO THEIR PARTICULAR CIRCUMSTANCES.


          XII. ALTERNATIVES TO CONFIRMATION AND
               CONSUMMATION OF THE PLAN

          If the Plan is not confirmed and consummated, the Debtor's alternatives include (i) liquidation of the Debtor under chapter 7 of the Bankruptcy Code and (ii) the preparation and presentation of an alternative plan or plans of reorganization.
     A.   LIQUIDATION UNDER CHAPTER 7
          If no chapter 11 plan can be confirmed, the Chapter 11 Case may be converted to a case under chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtor. A discussion of the effect that a chapter 7 liquidation would have on the recovery of holders of Claims and Equity Interests is set forth in Section VI.C.4., "Confirmation and Consummation Procedure -- Best Interests Test." The Debtor believes that liquidation under chapter 7 would result in (i) smaller distributions being made to creditors than those provided for in the Plan because of the additional administrative expenses involved in the appointment of a trustee and attorneys and other professionals to assist such trustee, (ii) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtor's operations and (iii) the failure to realize the greater, going concern value of the Debtor's assets.

     B.   ALTERNATIVE PLAN OF REORGANIZATION
          If the Plan is not confirmed, the Debtor or any other party in interest could attempt to formulate a different plan of reorganization. Such a plan might involve either a reorganization and continuation of the Debtor's business or an orderly liquidation of its assets.
          The Debtor believes that the Plan enables the Debtor to successfully and expeditiously emerge from chapter 11, preserves its business and allows creditors to realize the highest recoveries under the circumstances. In a liquidation under chapter 11 of the Bankruptcy Code, the assets of the Debtor would be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7 and a trustee need not be appointed. Accordingly, creditors would receive greater recoveries than in a chapter 7 liquidation. Although a chapter 11 liquidation is preferable to a chapter 7 liquidation, the Debtor believes that a liquidation under chapter 11 is a much less attractive alternative to creditors because a greater return is provided for in the Plan to creditors.


          XIII.  CONCLUSION AND RECOMMENDATION

          The Debtor believes that confirmation and implementation of the Plan is preferable to any of the alternatives described above because it will provide the greatest recoveries to holders of Claims and Equity Interests. In addition, other alternatives would involve significant delay, uncertainty and substantial additional administrative costs. The Debtor urges holders of impaired Claims and Equity Interests entitled to vote on the Plan to vote to accept the Plan and to evidence such acceptance by returning their ballots so that they will be received not later than 5:00 p.m., Pacific Daylight Savings Time on __________, 1994.

Dated:  July 27, 1994

                    Hexcel Corporation,
                    a Delaware corporation


                    By: \s\ Robert D. Krumme
                       -----------------------------
                    Name:  Robert D. Krumme
                    Title: Vice Chairman

                                                                       EXHIBIT E

                       HEXCEL CORPORATION AND SUBSIDIARIES
                  PROJECTED OPENING CONSOLIDATED BALANCE SHEET
                              AS OF OCTOBER 3, 1994
             ASSUMES CONVERSION OF SUBORDINATED DEBENTURES TO EQUITY
                                ($000'S OMITTED)
                                   (UNAUDITED)

                                          PRE-                                    POST-
                                     REORGANIZATION      REORGANIZATION      REORGANIZATION
                                        BALANCES         ADJUSTMENTS [2]        BALANCES
                                     --------------      ---------------     --------------
ASSETS

Cash                                      $4,359 [1]               $0               $4,359

Accounts Receivable                       62,644                    0               62,644

Inventories                               48,454                    0               48,454

Prepaid Expenses & Other                   4,451                1,956 [3]            6,407
                                      ----------           ----------           ----------

   TOTAL CURRENT ASSETS                  119,908                1,956              121,864

Net Fixed Assets                          93,201                    0               93,201

Other Noncurrent Assets                   21,531                    0               21,531
                                      ----------           ----------           ----------
   TOTAL ASSETS                         $234,640               $1,956             $236,596
                                      ----------           ----------           ----------
                                      ----------           ----------           ----------
LIABILITIES & EQUITY

Current Portion - Long Term Debt         $22,447 [4]           $4,077 [5]          $26,534

U.S. Revolving Debt Facility                   0               16,437               16,437

DIP Financing                              4,109               (4,109) [6]               0

Payables & Accruals                       32,437 [8]            8,742 [8]           41,179

Restructuring Accrual                     19,563                    0               19,563
                                      ----------           ----------           ----------
   TOTAL CURRENT LIABILITIES              78,556               25,147              103,703

Long Term Debt                             3,554 [4]           47,813 [5]           51,367

Long Term Accrued Liabilities             22,492                    0               22,492
                                      ----------           ----------           ----------

   TOTAL LIABILITIES                     104,602               72,960              177,562

   LIABILITIES SUBJECT TO                144,506             (144,506)                   0
      COMPROMISE

Common Stock and Paid-in Capital          68,827               62,866 [7]          131,693

Accumulated Deficit and
   Cumulative Translation Adjustment     (83,295) [9]          10,636 [9]          (72,659)
                                      ----------           ----------           ----------

   TOTAL EQUITY                          (14,468)              73,502               59,034
                                      ----------           ----------           ----------
   TOTAL LIABILITIES & EQUITY           $234,640               $1,956             $236,596
                                      ----------           ----------           ----------
                                      ----------           ----------           ----------

       SEE ACCOMPANYING NOTES AND ASSUMPTIONS TO THE FINANCIAL STATEMENTS.
 THESE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES AND ASSUMPTIONS HAVE NOT BEEN
                           SUBJECT TO AUDIT OR REVIEW.

                       HEXCEL CORPORATION AND SUBSIDIARIES
                  PROJECTED OPENING CONSOLIDATED BALANCE SHEET
                              AS OF OCTOBER 3, 1994
                              NOTES AND ASSUMPTIONS
             ASSUMES CONVERSION OF SUBORDINATED DEBENTURES TO EQUITY
                                ($000'S OMITTED)
                                   (UNAUDITED)


INTRODUCTION

Hexcel Corporation ("Hexcel" or the "Debtor") and Subsidiaries has prepared financial projections based on a business plan covering the period from October 3, 1994 through December 31, 1998 (the "Projection Period"). These projections reflect numerous assumptions with respect to the anticipated future performance of the Debtor's consolidated operations, markets in which it competes, general business and economic conditions, and other matters which are beyond the control of the Debtor. Therefore, the actual results achieved throughout the Projection Period will vary from the projected results. These variations may be material. While management of the Debtor believes that the assumptions underlying the projections, when considered on an overall basis, are reasonable in light of current circumstances, no assurances can be given or are being given that the projections will be realized.

The reader is encouraged to refer to the Plan of Reorganization ("Plan") and Disclosure Statement for a more detailed discussion of financial terms of the Plan.

The pre-reorganization balances were derived by considering the actual operating results of Hexcel through July 3, 1994 and the estimated results for the quarter ending October 2, 1994, to reflect estimated consolidated balance sheet amounts as of October 3, 1994. The projected opening consolidated balance sheet and reorganization adjustments reflect all debt and equity restructuring and cash distributions resulting from the Plan. Cash distributions under the Plan are assumed to occur on October 3, 1994 (the "Effective Date") for purposes of these projections. As defined by the American Institute of Certified Public Accountants, Statement of Position 90-7, "Fresh Start Accounting" is likely not applicable to Hexcel. While a final determination cannot be made at this time, "Fresh Start Accounting" has not been applied for the purposes of this projected opening consolidated balance sheet.

NOTES:

1. The projected pre-reorganization cash amount reflects the projected cash flow from operations, capital expenditures, restructuring expenditures, working capital changes, professional fee payments and other items (including certain net proceeds from the sale of the Euro-Resins business) through October 2, 1994.

     The projected post-reorganization cash balance of $4,359 is comprised of $3,359 in the European subsidiaries and $1,000 in the United States. A minimum cash balance of $1,000 is maintained in the United States for working capital purposes, and cash from the European operations is assumed to remain in Europe.

2.   Sources and uses on the Effective Date are as follows:


     SOURCES                                                        USES
     -------                                                        ----
     Reinstated Debt                      $  47,884                 Reinstated Debt                  $  47,884
     Deferred Payments                       12,748                 Deferred Payments                   12,748
     Revolving Debt Facility                 16,437                 Other Unsecured Claims              43,413
     Rights Offering and Stock Purchase      40,000                 Debt Converted to Equity            19,442
     Equity Issued to Creditors              22,866                 Pre- and Post-petition Interest      5,194
     Debt Discharge Income                   13,913                 Debt Discharged                     13,913
                                          ---------                 Cure Payments                        1,912
                                                                                                     ---------

                                                                    Total Liabilities Subject to       144,506
                                                                        Compromise
                                                                    DIP Financing                        4,109
                                                                    Bonuses and Closing Costs            3,277
                                                                    Consideration given to               1,956
                                                                        Principal Mutual for
                                                                        covenant modifications
                                                                                                     ---------
     TOTAL SOURCES                        $ 153,848                 TOTAL USES                       $ 153,848
                                          ---------                                                  ---------
                                          ---------                                                  ---------

3. Of the $3,260 of common stock issued to Principal Mutual, $1,956 is consideration for modification of certain covenants on the 10.12% Principal Mutual note. In the projections, this amount has been capitalized as a deferred asset under prepaid expenses and other. The amount is amortized over the term of the loan.


4. The $26,001 of long term debt on the pre-reorganization consolidated balance sheet, including the current portion of long term debt, represents European debt.


5. The reorganization adjustments to long term debt and current portion of long term debt include the following pre-petition claims which are reinstated debt instruments, new debt instruments issued and new deferred payment obligations:

                                                      Total      Current      Long Term
     Obligation                                       Debt       Portion       Portion
     ----------                                       -----      -------      ---------
     Principal Mutual 10.12% Note                    $30,000     $     0      $  30,000
     Industrial Development Revenue Bonds             15,650       2,400         13,250
     Priority Tax Deferred Payments, 7%                4,009         667          3,342
     Secured Mortgages & Capital Lease Obligations     1,481         260          1,221
     Hexcel - FYFE 5.31% Note                            750         750              0
                                                    --------     -------       --------

     Totals                                          $51,890      $4,077       $ 47,813
                                                    --------     -------       --------
                                                    --------     -------       --------

6. The pre-reorganization balance on the Effective Date of $4,109 for Debtor-in Possession (DIP) financing will be paid in full on the Effective Date. This balance was incurred to fund the Debtor during the period December 6, 1993 through October 2, 1994.

7. Under the Plan, all existing common stock will remain outstanding, subject to a 2 to 1 reverse stock split. Reorganization adjustments to common stock result from the following transactions:

          Rights Offering and Stock Purchase                        $ 40,000
          Conversion of Subordinated Debentures                       19,406
          Principal Mutual Consideration                               3,260
          Settlement of Shareholder Lawsuit, paid in common stock        200
                                                                    --------

          Total Common Stock Reorganization Adjustment              $ 62,866
                                                                    --------
                                                                    --------

     The Plan assumes the $27,723 of subordinated debenture claims as of the Effective Date is converted at a value equal to 70% of the total claim amount.


8. Pre-reorganization payables and accruals consist of liabilities incurred by European operations and U.S. post-petition payables and accruals incurred during the normal course of business subsequent to December 6, 1993. Reorganization adjustments of $8,742 primarily represent the reinstatement of pre-petition environmental and legal claims which were not settled in the Plan.


9. Included in the pre-reorganization retained earnings balance is a charge of $21,448 to record the amount of allowed claims that exceeded the recorded amount in the financial statements and the costs of executory contract rejections and cure payments.

     The reorganization adjustments to retained earnings represent the following items:

          Debt Discharge Income                      $ 13,913.
          Closing Costs & Bonuses                      (3,277)
                                                     --------
          Total Adjustment to Retained Earnings      $ 10,636.
                                                     --------
                                                     --------

                       HEXCEL CORPORATION AND SUBSIDIARIES
                    PROJECTED CONSOLIDATED INCOME STATEMENTS
                    FOR 3 MONTHS ENDING DECEMBER 31, 1994 AND
                   YEARS ENDING DECEMBER 31, 1995 THROUGH 1998
             ASSUMES CONVERSION OF SUBORDINATED DEBENTURES TO EQUITY
                                ($000'S OMITTED)
                                   (UNAUDITED)



                                   3 MONTHS ENDING                      YEAR ENDING DECEMBER 31,
                                     DECEMBER 31,    ---------------------------------------------------------
                                        1994             1995           1996           1997           1998
                                   ---------------   ------------   ------------   ------------   ------------
NET SALES                                  $72,071       $326,524       $322,836       $328,078       $335,887

COST OF GOODS SOLD                          59,101        252,472        255,652        260,606        267,515
                                     -------------    -----------    -----------    -----------    -----------

     GROSS MARGIN                           12,970         74,052         67,184         67,472         68,372

OPERATING EXPENSES                          11,349         42,923         44,965         45,899         47,370
                                     -------------    -----------    -----------    -----------    -----------

     OPERATING INCOME                        1,621         31,129         22,219         21,573         21,002

INTEREST EXPENSE, net                       (2,266)        (8,423)        (6,815)        (5,969)        (5,389)

BANKRUPTCY EXPENSES                         (1,650)             0              0              0              0

OTHER INCOME (EXPENSES)                       (213)          (949)          (880)          (841)          (721)
                                     -------------    -----------    -----------     ----------    -----------

     INCOME (LOSS) BEFORE TAXES             (2,508)        21,757         14,524         14,763         14,892

INCOME TAX PROVISION                            52          2,303          3,656          3,492          3,414
                                     -------------    -----------    -----------    -----------    -----------

     NET INCOME (LOSS)                     ($2,560)       $19,454        $10,868        $11,271         $11478
                                     -------------    -----------    -----------    -----------    -----------
                                     -------------    -----------    -----------    -----------    -----------


       SEE ACCOMPANYING NOTES AND ASSUMPTIONS TO THE FINANCIAL STATEMENTS. THESE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES AND ASSUMPTIONS HAVE NOT BEEN
                           SUBJECT TO AUDIT OR REVIEW.

                       HEXCEL CORPORATION AND SUBSIDIARIES
                      PROJECTED CONSOLIDATED BALANCE SHEETS
                                1994 THROUGH 1998
             ASSUMES CONVERSION OF SUBORDINATED DEBENTURES TO EQUITY
                                ($000'S OMITTED)
                                   (UNAUDITED)

                                        10/03/94       12/31/94       12/31/95       12/31/96       12/31/97       12/31/98
                                       ----------    ----------      -----------    ----------    ----------      ----------
ASSETS
Cash                                      $4,359         $3,701         $3,832        $10,155        $17,550        $24,923

Accounts Receivable                       62,644         58,374         63,948         66,671         67,909         70,105

Inventories                               48,454         46,172         44,550         45,419         46,284         47,714

Prepaid Expenses & Other                   6,407          6,254          5,854          5,581          5,280          5,070
                                       ----------    ----------      ----------    ----------      ----------    ----------

   TOTAL CURRENT ASSETS                  121,864        114,501        118,184        127,826        137,023        147,812

Net Fixed Assets                          93,201         92,605         83,417         80,799         78,276         73,827

Other Noncurrent Assets                   21,531         21,864         15,787         16,246         16,337         16,490
                                       ----------    ----------      ----------    ----------      ----------    ----------

   TOTAL ASSETS                         $236,596       $228,970       $217,388       $224,871       $231,636       $238,129
                                       ----------    ----------      ----------    ----------      ----------    ----------
                                       ----------    ----------      ----------    ----------      ----------    ----------

LIABILITIES & EQUITY

Current Portion--Long Term Debt          $26,524        $25,632        $21,551        $23,236        $19,967        $14,797

U.S. Revolving Debt Facility              16,437         21,699          3,052              0              0              0

Payables & Accruals                       41,179         38,087         45,722         47,437         48,854         49,502

Restructuring Accrual                     19,563         14,156          2,275          1,664          1,164          1,114
                                       ----------    ----------      ----------    ----------      ----------    ----------

   TOTAL CURRENT LIABILITIES             103,703         99,574         72,600         72,237         69,985         65,413

Long Term Debt                            51,367         50,202         48,855         45,232         42,377         41,364

Long Term Accrued Liabilities             22,492         22,672         19,956         20,556        21,156          21,756
                                       ----------    ----------      ----------    ----------      ----------    ----------

   TOTAL LIABILITIES                     177,562        177,448        143,411        138,025        133,518        138,533


Common Stock and Paid-in Capital         131,693        131,693        131,693        131,693        131,693        131,693

Accumulated Deficit and
   Cumulative Translation Adjustment     (72,659)       (75,171)       (55,716)       (44,847)       (33,575)       (22,097)
                                       ----------    ----------      ----------    ----------      ----------    ----------

   TOTAL EQUITY                           59,034         56,522         75,977         86,846         98,118        109,956
                                       ----------    ----------      ----------    ----------      ----------    ----------

   TOTAL LIABILITIES &
   EQUITY                               $236,596       $228,970       $217,388       $224,871       $231,636       $238,129
                                       ----------    ----------      ----------    ----------      ----------    ----------
                                       ----------    ----------      ----------    ----------      ----------    ----------


       SEE ACCOMPANYING NOTES AND ASSUMPTIONS TO THE FINANCIAL STATEMENTS.
 THESE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES AND ASSUMPTIONS HAVE NOT BEEN
                           SUBJECT TO AUDIT OR REVIEW.

                       HEXCEL CORPORATION AND SUBSIDIARIES
                 PROJECTED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR 3 MONTHS ENDING DECEMBER 31, 1994 AND
                   YEARS ENDING DECEMBER 31, 1995 THROUGH 1998
             ASSUMES CONVERSION OF SUBORDINATED DEBENTURES TO EQUITY
                                ($000'S OMITTED)
                                   (UNAUDITED)


                                        3 MONTHS ENDING                     YEAR ENDING DECEMBER 31,
                                           DECEMBER 31,   ---------------------------------------------------------
                                              1994            1995           1996           1997           1998
                                        ---------------   ------------   ------------   ------------   ------------
CASH PROVIDED (USED) BY
 OPERATIONS
Net Income (Loss)                               ($2,560)       $19,454        $10,868        $11,271        $11,478

Adjustments:
 Depreciation & Amortizattion                     3,591         14,047         13,581         14,625         15,382
 Changes in Working Capital:
  (Incr.) Decr. in Accounts Receivable            4,270         (5,573)        (2,723)        (1,238)        (2,196)
  (Incr.) Decr. in Inventories                    2,282          1,622           (869)          (865)        (1,430)
  (Incr.) Decr. Prepaids & Other                    153            400            273            300            211
  Incr. (Decr.) in Payable & Accruals            (3,868)         6,966            425            543          1,642
  Incr. (Decr.) in Other Liabilities                957         (2,046)         1,890          1,474           (394)
                                           ------------   ------------   ------------   ------------   ------------
  Total Changes in Working Capital                3,794          1,369         (1,004)           214         (2,167)
                                           ------------   ------------   ------------   ------------   ------------

 CASH PROVIDED (USED) BY                          4,825         34,870         23,445         26,110         24,693
  OPERATIONS

CASH PROVIDED (USED) BY
 INVESTING ACTIVITIES

Capital Expenditures                             (5,575)       (10,100)       (11,906)       (11,545)       (10,378)
Proceeds from the Disposition of Assets               0          4,000          1,500              0              0
Cash Restructuring Costs                         (2,629)        (5,208)          (611)          (500)           (50)
Other Investing Activities                         (485)           644         (1,015)          (647)          (709)
                                           ------------   ------------   ------------   ------------   ------------

 CASH PROVIDED (USED) BY                         (8,689)       (10,664)       (12,032)       (12,692)       (11,137)
  INVESTING ACTIVITIES

CASH PROVIDED (USED) BY
 FINANCING ACTIVITIES

Net Proceeds/(Repayments) of Debt                 3,206        (24,075)        (5,090)        (6,023)        (6,183)
Other Financing Activities                            0              0              0              0              0
                                           ------------   ------------   ------------   ------------   ------------

 CASH PROVIDED (USED) BY                          3,206        (24,075)        (5,090)        (6,023)        (6,183)
  FINANCING ACTIVITIES
                                           ------------   ------------   ------------   ------------   ------------

NET CASH PROVIDED/(USED)                           (658)           131          6,323          7,395          7,373

CASH BALANCE, Beginning of Period                 4,359          3,701          3,832         10,155         17,550
                                           ------------   ------------   ------------   ------------   ------------

CASH BALANCE, End of Period                      $3,701         $3,832        $10,155        $17,550        $24,923
                                           ------------   ------------   ------------   ------------   ------------
                                           ------------   ------------   ------------   ------------   ------------


       SEE ACCOMPANYING NOTES AND ASSUMPTIONS TO THE FINANCIAL STATEMENTS. THESE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES AND ASSUMPTIONS HAVE NOT BEEN
                           SUBJECT TO AUDIT OR REVIEW.

                       HEXCEL CORPORATION AND SUBSIDIARIES
                   PROJECTED CONSOLIDATED FINANCIAL STATEMENTS
                                1994 THROUGH 1998
                              NOTES AND ASSUMPTIONS
             ASSUMES CONVERSION OF SUBORDINATED DEBENTURES TO EQUITY
                                ($000'S OMITTED)
                                   (UNAUDITED)


The projected consolidated financial statements for Hexcel Corporation ("Hexcel" or the "Debtor") and Subsidiaries are presented for the three months ending December 31, 1994 and the four years ending December 31, 1998. The effective date of the Plan of Reorganization (the "Plan") is assumed to be October 3, 1994 (the "Effective Date").

The projected consolidated financial statements are presented in accordance with generally accepted accounting principles consistent with Hexcel's current accounting policies and practices. As defined by the American Institute of Certified Public Accountants, Statement of Position 90-7, "Fresh Start Accounting" is likely not applicable to Hexcel. While a final determination cannot be made at this time, "Fresh Start Accounting" has not been applied for the purposes of these projected consolidated financial statements.


SETTLEMENT OF BANKRUPTCY CLAIMS

The projected consolidated financial statements are based on the settlement of liabilities subject to compromise as presented in the Plan. The reader is encouraged to refer to the Plan and Disclosure Statement for a more detailed discussion of financial terms. A summary of the major points of the Plan are as follows:

1.   PRIORITY TAX CLAIMS
     Priority tax claims in the amount of $4,009 will be paid in equal annual cash payments over six years, bearing a fixed annual rate of interest of 7%.

2.   SECURED CLAIMS.
     The secured claims (defined as the Graham Industrial Mortgage, the Greater Pottsville Mortgage and the Pottsville PIDA (Schuylkill) Mortgage) are reinstated. Pre-petition and post-petition interest is paid in cash on the Effective Date.

3. INDUSTRIAL DEVELOPMENT REVENUE BONDS (IDRBs) AND BNP LETTERS OF CREDIT Seven of the IDRBs (including the California Pollution Control Financing Authority Bonds, the Industrial Development Authority of the City of Casa Grande Bonds, the Young County #1 Industrial Development Corporation Bonds, the Guadalupe-Blanco River Authority Industrial Development Corporation Bonds, the Port of Skagit County Industrial Development Corporation Bonds, the Industrial Development Authority of the County of Los Angeles Bonds and the City of Lancaster Bonds) and the letters of credit supporting them will be reinstated, with cash payments to BNP on the Effective Date of $451 for interest reimbursement and pre-petition fees and expenses and of $502 for BNP's modification of covenants and commitment to extend the letters of credit until October 1, 1998. Commencing 90 days after the Effective Date and every 3 months thereafter until the expiration of the BNP Letters of Credit, the Debtor will deposit $600 in a sinking fund in which BNP and/or the trustees for the IDRBs will hold a first priority security interest. The bonds issued by the Economic Development Corporation of the County of Ottawa and the letter of credit supporting it are the subject of a reimbursement agreement with Cambrex Corporation and will be reinstated.

4.   GENERAL UNSECURED CLAIMS
     The general unsecured claims (including the Revolver Bank claims, Thermoplastics note claim, trade claims, executory contract rejection claims, and the estimated Dainippon Ink & Chemicals, Inc. contingent claim) will be paid in cash as of the Effective Date. The litigation claims will be paid in cash when and if they become allowed claims. Management has estimated the cash requirements relating to these claims and these payments are reflected in the projected consolidated financial statements.

5.   PRINCIPAL MUTUAL NOTES
     On the Effective Date, the Principal Mutual 10.12% Note will be reinstated at its original principal amount of $30,000, and Principal Mutual will receive a cash payment of $3,037 for pre-petition and post-petition accrued interest on that note. Principal Mutual will also receive Reorganized Hexcel Common Stock for modifications to covenants and the prepayment penalty in its note agreement. Principal Mutual will be paid in cash for its outstanding principal and pre-petition and post-petition interest, totaling $810, on its 8.75% note.

6.   ENVIRONMENTAL CLAIMS
     The environmental claims will be paid through the ordinary course of business. Management has estimated the cash requirements relating to these claims and these payments are reflected in the projected consolidated financial statements.

7.   SUBORDINATED DEBENTURES
     The subordinated debenture claims, including principal and pre-petition and post-petition interest, will be converted to common stock at a value equal to 70% of the total claim amount.

8.   HEXCEL FYFE
     On June 22, 1994, Hexcel's motion to begin immediate payment of the Hexcel FYFE obligation was approved. The approved payment schedule is reflected in the projected consolidated financial statements.

9.   HEXCEL EQUITY HOLDERS
     Each holder of Hexcel Common Stock, as of the Effective Date, will receive one share of Reorganized Hexcel Common Stock for every 2 shares of Common Stock. Additionally, each holder of Hexcel Common Stock, as of the Effective Date, will receive certain Rights entitling such holder to purchase additional shares of Reorganized Hexcel Common Stock.

10.  HEXCEL LYON NOTE AND OTHER INTERCOMPANY PAYABLES
     The holder of the Hexcel Lyon claim will receive a note for the principal amount of the claim and accrued interest which will be due on demand at any time after payment in full of the amended and restated Principal Mutual Note and will bear interest at 6.9% payable semi-annually. Other miscellaneous intercompany payables will also be paid after payment in full of the Principal Mutual Note and will bear no interest. As these are intercompany claims, they are not reflected on the projected consolidated financial statements.

SUMMARY TERMS OF POST-REORGANIZATION DEBT


     Principal Mutual              -  $30,000 principal
                                   -  10.12% interest rate
                                   -  Maturity of 10/1/98
                                   -  Semi-annual interest payments

     Revolving Credit Facility     -  $35,000 line of credit
                                   -  1.5% above prime
                                   -  Maturity of 10/1/97
                                   -  Secured by all assets

     IDRBs                         -  7 Bonds totaling $15,650
                                   -  Fluctuating rates estimated at 4.0%
                                   -  Maturities ranging from 2007 through 2024
                                   - Letters of credit supporting IDRBs require sinking fund payments of $600 every three months beginning 90 days after the Effective Date

     Mortgages                     -  Three secured mortgages totaling $548
                                   -  Interest rates range from 2% to 9%
                                   -  Maturities range from 6/98 to 2/07

     Capital Leases                -  Two capital leases with principal balances
                                      totaling $933
                                   -  Lease 1 -- $159 @ 7.32% maturing 1/1/95
                                   -  Lease 2 -- $774 @ 9.09% maturing 11/21/99

     Hexcel - FYFE                 -  Effective date balance of $750
                                   -  5.31% interest rate
                                   -  Quarterly principal payments of $250 plus
                                      interest
                                   -  Terms approved by Bankruptcy Court in June
                                      1994

     European Debt                 -  Various instruments principally consisting
                                      of short term notes held in Belgium and
                                      Lyon.


OPERATING ASSUMPTIONS

NET SALES

DOMESTIC SALES. Hexcel's forecasting models were used as the basis of the sales forecast in conjunction with significant input from Hexcel's sales and marketing personnel and product managers. Sales were forecasted for 1994 on an individual customer level and product line basis. The detailed sales forecast by customer is then compared to the marketing department's top down view of sales based on build rates, industry trends, etc. Sales for the years 1995 through 1998 were held constant from 1994 business plan levels, adjusted for major program changes, the anticipated Northrop agreement (see below) and the sale of the Euro and U.S. Resins businesses. Much of the expected increase in sales from 1995 to 1998 is due to the forecasted increase in shipments for the Boeing 777.

INTERNATIONAL SALES. Hexcel's international business was forecasted on a subsidiary by subsidiary basis. Each subsidiary was responsible for forecasting its financial performance based on local market conditions in which it operates. Assumptions for major program changes were provided by Hexcel's sales and marketing personnel and product managers. The projections assume the sale of the Euro-Resins business prior to the Effective Date.

NORTHROP AGREEMENT. Hexcel has been holding discussions with Northrop regarding the terms of Hexcel's continuing support for the B-2 program. Hexcel anticipates entering into an agreement with Northrop to supply, on favorable terms, certain LO materials for the B-2 or, alternatively, to sell Northrop the Chandler facility. The projected consolidated financial statements assume that the proceeds from this agreement will be realized primarily in 1995. Sales relating to the B-2 program beyond 1995 have not been included in the projections.

GROSS MARGINS
Standard variable margins were used in 1994 and held constant for 1995 through 1998 at the product family level. These margins are based on current costs. The U.S. business assumes no inflation for either revenue or factory costs, based on the assumption that price increases or production improvements will be sufficient to offset any factory cost increases. Additional process improvement and material yield opportunities have been identified, but as they have not been quantified, they are not reflected in the projections. The European revenues and factory costs reflect inflation at approximately 3%.

Fixed plant costs for 1994 assume no additional plant closures, other than the closing of the Graham facility and the sale of Euro-Resins. Domestic fixed plant costs for 1995 through 1998 are maintained at the fourth quarter 1994 run rates which include the closure of Graham and are adjusted for the sale of the U.S. Resins facility on January 1, 1995 and the anticipated Northrop agreement. Further margin improvements are projected in Europe as a result of restructuring initiatives taken in Belgium in late 1994.

SALES & MARKETING EXPENSES
A reduction in personnel occurred in the sales and marketing departments in April 1994 resulting in significant cost reductions. Sales and marketing expenses for 1995 through 1998 are held at the same levels as the fourth quarter of 1994, adjusted for inflation of 3% per year.

GENERAL AND ADMINISTRATIVE EXPENSES
Significant reductions in general and administrative personnel have been made over the last year. Most of these occurred in the summer and fall of 1993 in conjunction with the change from strategic business units to a functional organization. Minor staff reductions were completed during April 1994. The aggregate of these staff reductions result in significant cost savings. General and administrative expenses in 1995 and beyond are held at the same levels as the fourth quarter of 1994, adjusted for inflation of 3% per year.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses have been estimated at approximately 2.6% of sales in 1994 through 1998, consistent with Hexcel's recent experience in actual spending. Successful research and development activities are critical to Hexcel's future, and Hexcel will need to continue to balance its needs to effectively invest in research and development and to control its costs. Hexcel undertook a rigorous analysis of its research and development projects in the late summer of 1993. Based on this assessment, Hexcel significantly reduced the number of projects in order to better focus its activities and more effectively spend its money.

INCOME TAXES
Taxable income is forecasted to be substantially offset by utilization of Net Operating Loss Carryforwards ("NOLs"). It is assumed that the total NOLs will not be materially reduced by the restructuring because the recoveries of creditors under the Plan do not result in taxable debt cancellation income due to the applicability of the stock for debt exception under the tax code.

Because of the ownership change which will occur under the Plan, the utilization of NOLs in the U.S. after the Effective Date will be affected. It is expected that the Debtor will make use of Section 382(l)(6) of the Internal Revenue Code, whereby the annual allowable NOL deduction will be limited to an amount equal to the product of the fair market value of the Hexcel stock immediately following the ownership change caused by the Plan and the long term federal tax-exempt rate (currently 6.01%). The Debtor will not qualify for other rules permitting unlimited use of NOLs due to the makeup of the equity ownership post-restructuring.

At this time it is uncertain whether the Debtor has a net unrealized built-in gain or loss; however, Hexcel believes that it does not have a net unrealized built-in loss and therefore it is assumed that future tax losses on facility or asset dispositions will be fully deductible. However, due to the uncertainty of the existence of a net unrealized built-in gain, no increase in the annual limit on NOLs has been assumed.

The 1995 tax provision assumes that the income from certain components of the potential Northrop agreement may be offset by pre-ownership change NOLs.

CAPITAL EXPENDITURES
Capital expenditures for 1990 to 1992 averaged over $18,000 per year. For several years prior to 1990, capital expenditures were even greater due to the addition of the Chandler facility. Due to the low cash levels in 1993, Hexcel tightly monitored capital expenditures, and they were reduced to $6,500. On-going capital expenditures during the projection period are set at levels between $10,000 and $12,000 per year. These expenditures include replacement, environmental and discretionary items.

CASH RESTRUCTURING COSTS
The cash restructuring costs include the Graham closure, the move of certain product lines from Chandler to Casa Grande, severance, consulting fees, certain MIS implementation costs and some relocations.


BALANCE SHEET ASSUMPTIONS

CASH
Hexcel is assumed to have a minimum U.S. cash balance of $1,000, with all cash flow from the U.S. being swept to the revolving credit facility to repay outstanding balances. Once the revolving credit facility has been paid in full, cash balances were accumulated and not assumed to pay off debt early. Cash balances in Europe are assumed to remain in Europe as working capital with the exception of proceeds from the sale of the Euro-Resins business.

WORKING CAPITAL ACCOUNTS
Working capital accounts (inventory, accounts receivable, prepaid expenses, accounts payable and accrued liabilities) are individually projected based on management's estimates of underlying business trends, taking into consideration the following extraordinary items:

     - Due to the U.S. Bankruptcy proceedings, days in accounts payable in the U.S. are held at approximately 10 days until the end of 1994, then increased to normal 30 day terms beginning January 1, 1995.

     -    The U.S. Resins business is assumed to be sold as of January 1, 1995.

NET FIXED ASSETS
Net fixed assets are reduced for the closure of the Graham facility, an asset write-down for Chandler, and the sale of Euro-Resins in 1994. In 1995, the U.S. Resins facility (Chatsworth) is assumed to be sold, with proceeds received in 1996.

OTHER NONCURRENT ASSETS
In 1995, the other noncurrent assets include the charge off of certain assets against expected revenues to be received from the Northrop agreement.

CURRENT PORTION - LONG TERM DEBT AND LONG TERM DEBT
After reorganization adjustments on October 3, 1994, the current portion of long term debt and long term debt consist of reinstated debt instruments, new debt instruments issued and new deferred payment obligations are as follows:

                                                          Total      Current       Long Term
     Obligation                                           Debt       Portion        Portion
     ----------                                           -----      -------       ---------
     European Debt - various                            $26,001     $ 22,447          $3,554
     Principal Mutual 10.12% Note                        30,000            0          30,000
     Industrial Development Revenue Bonds - various      15,650        2,400          13,250
     Priority Tax Deferred Payments, 7%                   4,009          667           3,342
     Secured Mortgages & Capital Lease Obligations        1,481          260           1,221
     Hexcel - FYFE 5.31% Note                               750          750               0
                                                        -------    ---------         -------
     Totals                                             $77,891    $  26,524         $51,367
                                                        -------    ---------         -------
                                                        -------    ---------         -------


The $30,000 Principal Mutual 10.12% Note is due on October 1, 1998. For purposes of these projection, the note is assumed to be refinanced on similar terms.

ACCRUED LIABILITIES - LONG TERM
Accrued liabilities are primarily comprised of accounting accruals for FASB 106 (post retirement benefits) and FASB 87 (pension liabilities).

COMMON STOCK
Common Stock is adjusted for the rights offering, the conversion of the subordinated debt, the issuance of stock to Principal Mutual and the issuance of stock in settlement of a shareholders' lawsuit.

                       HEXCEL CORPORATION AND SUBSIDIARIES
                  PROJECTED OPENING CONSOLIDATED BALANCE SHEET
                              AS OF OCTOBER 3, 1994
                ASSUMES REINSTATEMENT OF SUBORDINATED DEBENTURES
                                ($000'S OMITTED)
                                   (UNAUDITED)

                                          PRE-                                    POST-
                                     REORGANIZATION      REORGANIZATION      REORGANIZATION
                                        BALANCES           ADJUSTMENTS          BALANCES
                                     --------------      --------------      --------------
ASSETS
Cash                                       $4,359  [1]             $0              $4,359

Accounts Receivable                        62,644                   0              62,644

Inventories                                48,454                   0              48,454

Prepaid Expenses & Other                    4,451               1,956  [3]          6,407
                                       ----------          ----------          ----------
   TOTAL CURRENT ASSETS                   119,908               1,956             121,864

Net Fixed Assets                           93,201                   0              93,201

Other Noncurrent Assets                    21,531                   0              21,531
                                       ----------          ----------          ----------
   TOTAL ASSETS                          $234,640              $1,956            $236,596
                                       ----------          ----------          ----------
                                       ----------          ----------          ----------
LIABILITIES & EQUITY

Current Portion - Long Term Debt          $22,447  [4]         $4,077  [5]        $26,524

U.S. Revolving Debt Facility                    0               8,535               8,535

DIP Financing                               4,109              (4,109) [6]              0

Payables & Accruals                        32,437  [8]          8,742  [8]         41,179

Restructuring Accrual                      19,563                   0              19,563
                                       ----------          ----------          ----------

   TOTAL CURRENT LIABILITIES               78,556              17,245              95,801

Long Term Debt                              3,554  [4]         73,438  [5]         76,992

Long Term Accrued Liabilities              22,492                   0              22,492
                                       ----------          ----------          ----------

   TOTAL LIABILITIES                      104,602              90,683             195,285

   LIABILITIES SUBJECT TO                 144,506            (144,506)                  0
      COMPROMISE

Common Stock and Paid-in Capital           68,827              53,460  [7]        122,287

Accumulated Deficit and
  Cumulative Translation Adjustment       (83,295) [9]          2,319  [9]        (80,976)
                                       ----------          ----------          ----------

   TOTAL EQUITY                           (14,468)             55,779              41,311
                                       ----------          ----------          ----------

   TOTAL LIABILITIES & EQUITY            $234,640              $1,956            $236,596
                                       ----------          ----------          ----------
                                       ----------          ----------          ----------


       SEE ACCOMPANYING NOTES AND ASSUMPTIONS TO THE FINANCIAL STATEMENTS.
 THESE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES AND ASSUMPTIONS HAVE NOT BEEN
                           SUBJECT TO AUDIT OR REVIEW.

                       HEXCEL CORPORATION AND SUBSIDIARIES
                  PROJECTED OPENING CONSOLIDATED BALANCE SHEET
                              AS OF OCTOBER 3, 1994
                              NOTES AND ASSUMPTIONS
                ASSUMES REINSTATEMENT OF SUBORDINATED DEBENTURES
                                ($000'S OMITTED)
                                   (UNAUDITED)


INTRODUCTION

Hexcel Corporation ("Hexcel" or the "Debtor") and Subsidiaries has prepared financial projections based on a business plan covering the period from October 3, 1994 through December 31, 1998 (the "Projection Period"). These projections reflect numerous assumptions with respect to the anticipated future performance of the Debtor's consolidated operations, markets in which it competes, general business and economic conditions, and other matters which are beyond the control of the Debtor. Therefore, the actual results achieved throughout the Projection Period will vary from the projected results. These variations may be material. While management of the Debtor believes that the assumptions underlying the projections, when considered on an overall basis, are reasonable in light of current circumstances, no assurances can be given or are being given that the projections will be realized.

The reader is encouraged to refer to the Plan of Reorganization ("Plan") and Disclosure Statement for a more detailed discussion of financial terms of the Plan.

The pre-reorganization balances were derived by considering the actual operating results of Hexcel through July 3, 1994 and the estimated results for the quarter ending October 2, 1994, to reflect estimated consolidated balance sheet amounts as of October 3, 1994. The projected opening consolidated balance sheet and reorganization adjustments reflect all debt and equity restructuring and cash distributions resulting from the Plan. Cash distributions under the Plan are assumed to occur on October 3, 1994 (the "Effective Date") for purposes of these projections. As defined by the American Institute of Certified Public Accountants, Statement of Position 90-7, "Fresh Start Accounting" is likely not applicable to Hexcel. While a final determination cannot be made at this time, "Fresh Start Accounting" has not been applied for the purposes of this projected opening consolidated balance sheet.

NOTES:

1. The projected pre-reorganization cash amount reflects the projected cash flow from operations, capital expenditures, restructuring expenditures, working capital changes, professional fee payments and other items (including certain net proceeds from the sale of the Euro-Resins business) through October 2, 1994.

     The projected post-reorganization cash balance of $4,359 is comprised of $3,359 in the European subsidiaries and $1,000 in the United States. A minimum cash balance of $1,000 is maintained in the United States for working capital purposes, and cash from the European operations is assumed to remain in Europe.

2.   Sources and uses on the Effective Date are as follows:

     SOURCES                                             USES
     -------                                             ----
     Reinstated Debt                      $  73,509      Reinstated Debt                $  73,509
     Deferred Payments                       12,748      Deferred Payments                 12,748
     Revolving Debt Facility                  8,535      Other Unsecured Claims            43,413
     Rights Offering and Stock Purchase      50,000      Debt Converted to Equity           1,504
     Equity Issued to Creditors               3,460      Pre- and Post-petition Interest    5,824
     Debt Discharge Income                    5,596      Debt Discharged                    5,596
                                          ---------      Cure Payments                      1,912
                                                                                        ---------

                                                         Total Liabilities Subject to     144,506
                                                             Compromise
                                                         DIP Financing                      4,109
                                                         Bonuses and Closing Costs          3,277
                                                         Consideration given to             1,956
                                                             Principal Mutual for
                                                             covenant modifications
                                                                                        ---------
     TOTAL SOURCES                        $ 153,848       TOTAL USES                    $ 153,848
                                         ----------                                     ---------
                                         ----------                                     ---------

3. Of the $3,260 of common stock issued to Principal Mutual, $1,956 is consideration for modification of certain covenants on the 10.12% Principal Mutual note. In the projections, this amount has been capitalized as a deferred asset under prepaid expenses and other. The amount is amortized over the term of the loan.


4. The $26,001 of long term debt on the pre-reorganization consolidated balance sheet, including the current portion of long term debt, represents European debt.


5. The reorganization adjustments to long term debt and current portion of long term debt include the following pre-petition claims which are reinstated debt instruments, new debt instruments issued and new deferred payment obligations:


                                                         Total      Current      Long Term
     Obligation                                          Debt       Portion       Portion
     ----------                                          -----      -------      ---------
     Principal Mutual 10.12% Note                       $30,000      $    0        $30,000
     Subordinated Debentures, 7%                         25,625           0         25,625
     Industrial Development Revenue Bonds                15,650       2,400         13,250
     Priority Tax Deferred Payments, 7%                   4,009         667          3,342
     Secured Mortgages & Capital Lease Obligations        1,481         260          1,221
     Hexcel - FYFE 5.31% Note                               750         750              0
                                                        -------     -------        -------

     Totals                                             $77,515     $ 4,077        $73,438
                                                        -------     -------        -------
                                                        -------     -------        -------

6. The pre-reorganization balance on the Effective Date of $4,109 for Debtor-in Possession (DIP) financing will be paid in full on the Effective Date. This balance was incurred to fund the Debtor during the period December 6, 1993 through October 2, 1994.

7. Under the Plan, all existing common stock will remain outstanding, subject to a 2 to 1 reverse stock split. Reorganization adjustments to common stock result from the following transactions:

          Rights Offering and Stock Purchase                          $ 50,000
          Principal Mutual Consideration                                 3,260
          Settlement of Shareholder Lawsuit, paid in common stock          200
                                                                      --------

          Total Common Stock Reorganization Adjustment                $ 53,460
                                                                      --------
                                                                      --------


8. Pre-reorganization payables and accruals consist of liabilities incurred by European operations and U.S. post-petition payables and accruals incurred during the normal course of business subsequent to December 6, 1993. Reorganization adjustments of $8,742 primarily represent the reinstatement of pre-petition environmental and legal claims which were not settled in the Plan.


9. Included in the pre-reorganization retained earnings balance is a charge of $21,448 to record the amount of allowed claims that exceeded the recorded amount in the financial statements and the costs of executory contract rejections and cure payments.

     The reorganization adjustments to retained earnings represent the following items:

          Debt Discharge Income                            $  5,596.
          Closing Costs & Bonuses                            (3,277)
                                                           ---------

          Total Adjustment to Retained Earnings            $  2,319
                                                           ---------
                                                           ---------

                       HEXCEL CORPORATION AND SUBSIDIARIES
                    PROJECTED CONSOLIDATED INCOME STATEMENTS
                    FOR 3 MONTHS ENDING DECEMBER 31, 1994 AND
                   YEARS ENDING DECEMBER 31, 1995 THROUGH 1998
                ASSUMES REINSTATEMENT OF SUBORDINATED DEBENTURES
                                ($000'S OMITTED)
                                   (UNAUDITED)



                             3 MONTHS ENDING                    YEAR ENDING DECEMBER 31,
                               DECEMBER 31,                 -------------------------------------------
                                   1994           1995           1996           1997           1998
                              ------------     -----------   ------------    -----------    -----------
NET SALES                          $72,071        $326,524       $322,836       $328,078       $335,887

COST OF GOODS SOLD                  59,101         252,472        255,652        260,606        267,515
                              ------------     -----------    -----------     ----------     ----------

  GROSS MARGIN                      12,970          74,052         67,184         67,472         68,372

OPERATING EXPENSES                  11,349          42,923         44,965         45,899         47,370
                              ------------     -----------    -----------     ----------     ----------

  OPERATING INCOME                   1,621          31,129         22,219         21,573         21,002

INTEREST EXPENSE, net               (2,605)         (9,589)        (8,233)        (7,590)        (7,058)

BANKRUPTCY EXPENSES                 (1,650)              0              0              0              0

OTHER INCOME (EXPENSES)               (213)           (949)          (880)          (841)          (721)
                              ------------     -----------    -----------     ----------     ----------

  INCOME (LOSS) BEFORE TAX          (2,847)         20,591         13,106         13,142         13,223

INCOME TAX PROVISION                    52           2,076          3,328          3,083          2,987
                              ------------     -----------    -----------     ----------     ----------

   NET INCOME (LOSS)               ($2,899)        $18,515         $9,778        $10,059        $10,236
                               ------------    -----------    -----------     ----------     ----------
                               ------------    -----------    -----------     ----------     ----------



       SEE ACCOMPANYING NOTES AND ASSUMPTIONS TO THE FINANCIAL STATEMENTS. THESE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES AND ASSUMPTIONS HAVE NOT BEEN
                           SUBJECT TO AUDIT OR REVIEW.

                       HEXCEL CORPORATION AND SUBSIDIARIES
                      PROJECTED CONSOLIDATED BALANCE SHEETS
                                1994 THROUGH 1998
                ASSUMES REINSTATEMENT OF SUBORDINATED DEBENTURES
                                ($000'S OMITTED)
                                   (UNAUDITED)


                                        10/03/94    12/31/94    12/31/95    12/31/96    12/31/97    12/31/98
                                       ----------  ----------  ----------  ----------  ----------  ----------
ASSETS

Cash                                      $4,359      $3,702      $7,925     $15,910     $21,717     $28,575

Accounts Receivable                       62,644      58,374      63,948      66,671      67,909      70,105

Inventories                               48,454      46,172      44,550      45,419      46,284      47,714

Prepaid Expenses & Other                   6,407       6,254       5,854       5,581       5,280       5,070
                                       ---------   ---------   ---------   ---------   ---------   ---------

   TOTAL CURRENT ASSETS                  121,864     114,502     122,277     133,581     141,190     151,464

Net Fixed Assets                          93,201      92,604      83,416      80,797      78,273      73,825

Other Noncurrent Assets                   21,531      21,864      15,787      16,246      16,337      16,490
                                       ---------   ---------   ---------   ---------   ---------   ---------

   TOTAL ASSETS                         $236,596    $228,970    $221,480    $230,624    $235,800    $241,779
                                       ---------   ---------   ---------   ---------   ---------   ---------
                                       ---------   ---------   ---------   ---------   ---------   ---------

LIABILITIES & EQUITY

Current Portion -- Long Term Debt        $26,524     $25,632     $21,551     $23,136     $19,967     $14,797

U.S. Revolving Debt Facility               8,535      13,688           0           0           0           0

Payables & Accruals                       41,179      38,536      46,243      47,658      48,698      50,074

Restructuring Accrual                     19,563      14,156       2,275       1,664       1,164       1,114
                                       ---------   ---------   ---------   ---------   ---------   ---------

   TOTAL CURRENT LIABILITIES              95,801      92,012      70,069      72,458      69,829      65,985

Long Term Debt                            76,992      75,827      74,480      70,857      68,002      66,989

Long Term Accrued Liabilites              22,492      22,672      19,956      20,556      21,156      21,756
                                       ---------   ---------   ---------   ---------   ---------   ---------

   TOTAL LIABILITIES                     195,285     190,511     164,505     163,871     158,987     154,730


Common Stock and Paid-in Capital         122,287     122,287     122,287     122,287     122,287     122,287

Accumulated Deficit and
   Cumulative Translation Adjustment     (80,976)    (83,828)    (65,312)    (55,534)    (45,474)    (35,238)
                                       ---------   ---------   ---------   ---------   ---------   ---------

   TOTAL EQUITY                           41,311      38,459      56,975      66,753      76,813      87,049
                                       ---------   ---------   ---------   ---------   ---------   ---------

   TOTAL LIABILITIES & EQUITY           $236,596    $228,970    $221,480    $230,624    $235,800    $241,779
                                       ---------   ---------   ---------   ---------   ---------   ---------
                                       ---------   ---------   ---------   ---------   ---------   ---------


       SEE ACCOMPANYING NOTES AND ASSUMPTIONS TO THE FINANCIAL STATEMENTS.
 THESE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES AND ASSUMPTIONS HAVE NOT BEEN
                           SUBJECT TO AUDIT OR REVIEW.

                       HEXCEL CORPORATION AND SUBSIDIARIES
                 PROJECTED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR 3 MONTHS ENDING DECEMBER 31, 1994 AND
                   YEARS ENDING DECEMBER 31, 1995 THROUGH 1998
                ASSUMES REINSTATEMENT OF SUBORDINATED DEBENTURES
                                ($000'S OMITTED)
                                   (UNAUDITED)



                                           3 MONTHS ENDING                  YEAR ENDING DECEMBER 31,
                                             DECEMBER 31,   ---------------------------------------------------------
                                                1994             1995          1996           1997          1998
                                             ------------   ------------   ------------   ------------   ------------
CASH PROVIDED (USED) BY
 OPERATIONS
Net Income (Loss)                               ($2,899)        $18,515        $9,778        $10,059        $10,236

Adjustments:
 Depreciation & Amortization                      3,591          14,047        13,581         14,625         15,382
 Changes in Working Capital:
  (Incr.) Decr. in Accounts Receivable            4,270          (5,573)       (2,723)        (1,238)        (2,196)
  (Incr.) Decr. in Inventories                    2,282           1,622          (869)          (865)        (1,430)
  (Incr.) Decr. Prepaids & Other                    153             400           273            300            211
  Incr. (Decr.) in Payable & Accruals            (3,868)          6,966           425            543          1,642
  Incr. (Decr.) in Other Liabilities              1,406          (1,974)        1,590          1,098            333
                                           ------------    ------------  ------------    -----------    -----------
  Total Changes in Working capital                4,243           1,441        (1,304)          (162)        (1,440)
                                           ------------   ------------   -------------   ------------   -----------

CASH PROVIDED (USED) BY                           4,935          34,003        22,055         24,522         24,178
  OPERATIONS

CASH PROVIDED (USED) BY
 INVESTING ACTIVITIES

Capital Expenditures                             (5,575)        (10,100)      (11,906)       (11,545)       (10,378)
Proceeds from the Disposition of Assets               0           4,000         1,500              0              0
Cash Restructuring Costs                         (2,629)         (5,208)         (611)          (500)           (50)
Other Investing Activities                         (485)            644        (1,015)          (647)          (709)
                                           ------------    ------------  ------------   ------------   ------------

CASH PROVIDED (USED) BY                          (8,689)        (10,664)      (12,032)       (12,692)       (11,137)
  INVESTING ACTIVITIES

CASH PROVIDED (USED) BY
 FINANCING ACTIVITIES

Net Proceeds/(Repayments)of Debt                  3,097         (19,116)       (2,038)        (6,023)        (6,183)
Other Financing Activities                            0               0             0              0              0
                                           ------------   ------------- -------------  -------------  -------------

 CASH PROVIDED (USED) BY                          3,097         (19,116)       (2,038)        (6,023)        (6,183)
  FINANCING ACTIVITIES                     ------------    ------------  ------------  -------------   ------------

NET CASH PROVIDED/(USED)                           (657)          4,223         7,985          5,807          6,858

CASH BALANCE, Beginning of Period                 4,359           3,702         7,925         15,910         21,717
                                           ------------    ------------  ------------   ------------   ------------

CASH BALANCE, End of Period                      $3,702          $7,925       $15,910        $21,717        $28,575
                                           ------------    ------------  ------------   ------------   ------------
                                           ------------    ------------  ------------   ------------   ------------


       SEE ACCOMPANYING NOTES AND ASSUMPTIONS TO THE FINANCIAL STATEMENTS.
 THESE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES AND ASSUMPTIONS HAVE NOT BEEN
                           SUBJECT TO AUDIT OR REVIEW.

                       HEXCEL CORPORATION AND SUBSIDIARIES
                   PROJECTED CONSOLIDATED FINANCIAL STATEMENTS
                                1994 THROUGH 1998
                              NOTES AND ASSUMPTIONS
                ASSUMES REINSTATEMENT OF SUBORDINATED DEBENTURES
                                ($000'S OMITTED)
                                   (UNAUDITED)


The projected consolidated financial statements for Hexcel Corporation ("Hexcel" or the "Debtor") and Subsidiaries are presented for the three months ending December 31, 1994 and the four years ending December 31, 1998. The effective date of the Plan of Reorganization (the "Plan") is assumed to be October 3, 1994 (the "Effective Date").

The projected consolidated financial statements are presented in accordance with generally accepted accounting principles consistent with Hexcel's current accounting policies and practices. As defined by the American Institute of Certified Public Accountants, Statement of Position 90-7, "Fresh Start Accounting" is likely not applicable to Hexcel. While a final determination cannot be made at this time, "Fresh Start Accounting" has not been applied for the purposes of these projected consolidated financial statements.


SETTLEMENT OF BANKRUPTCY CLAIMS

The projected consolidated financial statements are based on the settlement of liabilities subject to compromise as presented in the Plan. The reader is encouraged to refer to the Plan and Disclosure Statement for a more detailed discussion of financial terms. A summary of the major points of the Plan are as follows:

1.   PRIORITY TAX CLAIMS
     Priority tax claims in the amount of $4,009 will be paid in equal annual cash payments over six years, bearing a fixed annual rate of interest of 7%.

2.   SECURED CLAIMS.
     The secured claims (defined as the Graham Industrial Mortgage, the Greater Pottsville Mortgage and the Pottsville PIDA (Schuylkill) Mortgage) are reinstated. Pre-petition and post-petition interest is paid in cash on the Effective Date.

3. INDUSTRIAL DEVELOPMENT REVENUE BONDS (IDRBs) AND BNP LETTERS OF CREDIT Seven of the IDRBs (including the California Pollution Control Financing Authority Bonds, the Industrial Development Authority of the City of Casa Grande Bonds, the Young County #1 Industrial Development Corporation Bonds, the Guadalupe-Blanco River Authority Industrial Development Corporation Bonds, the Port of Skagit County Industrial Development Corporation Bonds, the Industrial Development Authority of the County of Los Angeles Bonds and the City of Lancaster Bonds) and the letters of credit supporting them will be reinstated, with cash payments to BNP on the Effective Date of $451 for interest reimbursement and pre-petition fees and expenses and of $502 for BNP's modification of covenants and commitment to extend the letters of credit until October 1, 1998. Commencing 90 days after the Effective Date and every 3 months thereafter until the expiration of the BNP Letters of Credit, the Debtor will deposit $600 in a sinking fund in which BNP and/or the trustees for the IDRBs will hold a first priority security interest. The bonds issued by the Economic Development Corporation of the County of Ottawa and the letter of credit supporting it are the subject of a reimbursement agreement with Cambrex Corporation and will be reinstated.

4.   GENERAL UNSECURED CLAIMS
     The general unsecured claims (including the Revolver Bank claims, Thermoplastics note claim, trade claims, executory contract rejection claims, and the estimated Dainippon Ink & Chemicals, Inc. contingent claim) will be paid in cash as of the Effective Date. The litigation claims will be paid in cash when and if they become allowed claims. Management has estimated the cash requirements relating to these claims and these payments are reflected in the projected consolidated financial statements.

5.   PRINCIPAL MUTUAL NOTES
     On the Effective Date, the Principal Mutual 10.12% Note will be reinstated at its original principal amount of $30,000, and Principal Mutual will receive a cash payment of $3,037 for pre-petition and post-petition accrued interest on that note. Principal Mutual will also receive Reorganized Hexcel Common Stock for modifications to covenants and the prepayment penalty in its note agreement. Principal Mutual will be paid in cash for its outstanding principal and pre-petition and post-petition interest, totaling $810, on its 8.75% note.

6.   ENVIRONMENTAL CLAIMS
     The environmental claims will be paid through the ordinary course of business. Management has estimated the cash requirements relating to these claims and these payments are reflected in the projected consolidated financial statements.

7.   SUBORDINATED DEBENTURES
     On the Effective Date, the subordinated debentures, with an interest rate of 7.0%, due August 1, 2011, will be reinstated at their total principal amount of $25,625 and bondholders will receive cash totaling $2,098 for pre-petition and post-petition accrued interest.

8.   HEXCEL FYFE
     On June 22, 1994, Hexcel's motion to begin immediate payment of the Hexcel FYFE obligation was approved. The approved payment schedule is reflected in the projected consolidated financial statements.

9.   HEXCEL EQUITY HOLDERS
     Each holder of Hexcel Common Stock, as of the Effective Date, will receive one share of Reorganized Hexcel Common Stock for every 2 shares of Common Stock. Additionally, each holder of Hexcel Common Stock, as of the Effective Date, will receive certain Rights entitling such holder to purchase additional shares of Reorganized Hexcel Common Stock.

10.  HEXCEL LYON NOTE AND OTHER INTERCOMPANY PAYABLES
     The holder of the Hexcel Lyon claim will receive a note for the principal amount of the claim and accrued interest which will be due on demand at any time after payment in full of the amended and restated Principal Mutual Note and will bear interest at 6.9% payable semi-annually. Other miscellaneous intercompany payables will also be paid after payment in full of the Principal Mutual Note and will bear no interest. As these are intercompany claims, they are not reflected on the projected consolidated financial statements.

SUMMARY TERMS OF POST-REORGANIZATION DEBT

     Principal Mutual            -  $30,000 principal
                                 -  10.12% interest rate
                                 -  Maturity of 10/1/98
                                 -  Semi-annual interest payments

     Revolving Credit Facility   -  $35,000 line of credit
                                 -  1.5% above prime
                                 -  Maturity of 10/1/97
                                 -  Secured by all assets

     Subordinated Debentures     -  $25,625 principal
                                 -  7.0% interest rate
                                 -  Maturity of 8/1/11
                                 -  Semi-annual interest payments

     IDRBs                       -  7 Bonds totaling $15,650
                                 -  Fluctuating rates estimated at 4.0%
                                 -  Maturities ranging from 2007 through 2024
                                 - Letters of credit supporting IDRBs require sinking fund payments of $600 every three months beginning 90 days after the Effective Date

     Mortgages                   -  Three secured mortgages totaling $548
                                 -  Interest rates range from 2% to 9%
                                 -  Maturities range from 6/98 to 2/07

     Capital Leases              -  Two capital leases with principal balances
                                    totaling $933
                                 -  Lease 1 -- $159 @ 7.32% maturing 1/1/95
                                 -  Lease 2 -- $774 @ 9.09% maturing 11/21/99

     Hexcel - FYFE               -  Effective date balance of $750
                                 -  5.31% interest rate
                                 -  Quarterly principal payments of $250 plus
                                    interest
                                 -  Terms approved by Bankruptcy Court in June
                                    1994

     European Debt               -  Various instruments principally consisting
                                    of short term notes held in Belgium and
                                    Lyon.


OPERATING ASSUMPTIONS

NET SALES

DOMESTIC SALES. Hexcel's forecasting models were used as the basis of the sales forecast in conjunction with significant input from Hexcel's sales and marketing personnel and product managers. Sales were forecasted for 1994 on an individual customer level and product line basis. The detailed sales forecast by customer is then compared to the marketing department's top down view of sales based on build rates, industry trends, etc. Sales for the years 1995 through 1998 were held constant from 1994 business plan levels, adjusted for major program changes, the anticipated Northrop agreement (see below) and the sale of the Euro and U.S. Resins businesses. Much of the expected increase in sales from 1995 to 1998 is due to the forecasted increase in shipments for the Boeing 777.

INTERNATIONAL SALES. Hexcel's international business was forecasted on a subsidiary by subsidiary basis. Each subsidiary was responsible for forecasting its financial performance based on local market conditions in which it operates. Assumptions for major program changes were provided by Hexcel's sales and marketing personnel and product managers. The projections assume the sale of the Euro-Resins business prior to the Effective Date.

NORTHROP AGREEMENT. Hexcel has been holding discussions with Northrop regarding the terms of Hexcel's continuing support for the B-2 program. Hexcel anticipates entering into an agreement with Northrop to supply, on favorable terms, certain LO materials for the B-2 or, alternatively, to sell Northrop the Chandler facility. The projected consolidated financial statements assume that the proceeds from this agreement will be realized primarily in 1995. Sales relating to the B-2 program beyond 1995 have not been included in the projections.

GROSS MARGINS
Standard variable margins were used in 1994 and held constant for 1995 through 1998 at the product family level. These margins are based on current costs. The U.S. business assumes no inflation for either revenue or factory costs, based on the assumption that price increases or production improvements will be sufficient to offset any factory cost increases. Additional process improvement and material yield opportunities have been identified, but as they have not been quantified, they are not reflected in the projections. The European revenues and factory costs reflect inflation at approximately 3%.

Fixed plant costs for 1994 assume no additional plant closures, other than the closing of the Graham facility and the sale of Euro-Resins. Domestic fixed plant costs for 1995 through 1998 are maintained at the fourth quarter 1994 run rates which include the closure of Graham and are adjusted for the sale of the U.S. Resins facility on January 1, 1995 and the anticipated Northrop agreement. Further margin improvements are projected in Europe as a result of restructuring initiatives taken in Belgium in late 1994.

SALES & MARKETING EXPENSES
A reduction in personnel occurred in the sales and marketing departments in April 1994 resulting in significant cost reductions. Sales and marketing expenses for 1995 through 1998 are held at the same levels as the fourth quarter of 1994, adjusted for inflation of 3% per year.

GENERAL AND ADMINISTRATIVE EXPENSES
Significant reductions in general and administrative personnel have been made over the last year. Most of these occurred in the summer and fall of 1993 in conjunction with the change from strategic business units to a functional organization. Minor staff reductions were completed during April 1994. The aggregate of these staff reductions result in significant cost savings. General and administrative expenses in 1995 and beyond are held at the same levels as the fourth quarter of 1994, adjusted for inflation of 3% per year.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses have been estimated at approximately 2.6% of sales in 1994 through 1998, consistent with Hexcel's recent experience in actual spending. Successful research and development activities are critical to Hexcel's future, and Hexcel will need to continue to balance its needs to effectively invest in research and development and to control its costs. Hexcel undertook a rigorous analysis of its research and development projects in the late summer of 1993. Based on this assessment, Hexcel significantly reduced the number of projects in order to better focus its activities and more effectively spend its money.

INCOME TAXES
Taxable income is forecasted to be substantially offset by utilization of Net Operating Loss Carryforwards ("NOLs"). It is assumed that the total NOLs will not be materially reduced by the restructuring because the full recoveries of creditors under the Plan do not result in taxable debt cancellation income.

Because of the ownership change which will occur under the Plan, the utilization of NOLs in the U.S. after the Effective Date will be affected. It is expected that the Debtor will make use of Section 382(l)(6) of the Internal Revenue Code, whereby the annual allowable NOL deduction will be limited to an amount equal to the product of the fair market value of the Hexcel stock immediately following the ownership change caused by the Plan and the long term federal tax-exempt rate (currently 6.01%). The Debtor will not qualify for other rules permitting unlimited use of NOLs due to the makeup of the equity ownership post-restructuring.

At this time it is uncertain whether the Debtor has a net unrealized built-in gain or loss; however, Hexcel believes that it does not have a net unrealized built-in loss and therefore it is assumed that future tax losses on facility or asset dispositions will be fully deductible. However, due to the uncertainty of the existence of a net unrealized built-in gain, no increase in the annual limit on NOLs has been assumed.

The 1995 tax provision assumes that the income from certain components of the potential Northrop agreement may be offset by pre-ownership change NOLs.

CAPITAL EXPENDITURES
Capital expenditures for 1990 to 1992 averaged over $18,000 per year. For several years prior to 1990, capital expenditures were even greater due to the addition of the Chandler facility. Due to the low cash levels in 1993, Hexcel tightly monitored capital expenditures, and they were reduced to $6,500. On-going capital expenditures during the projection period are set at levels between $10,000 and $12,000 per year. These expenditures include replacement, environmental and discretionary items.

CASH RESTRUCTURING COSTS
The cash restructuring costs include the Graham closure, the move of certain product lines from Chandler to Casa Grande, severance, consulting fees, certain MIS implementation costs and some relocations.


BALANCE SHEET ASSUMPTIONS

CASH
Hexcel is assumed to have a minimum U.S. cash balance of $1,000, with all cash flow from the U.S. being swept to the revolving credit facility to repay outstanding balances. Once the revolving credit facility has been paid in full, cash balances were accumulated and not assumed to pay off debt early. Cash balances in Europe are assumed to remain in Europe as working capital with the exception of proceeds from the sale of the Euro-Resins business.

WORKING CAPITAL ACCOUNTS
Working capital accounts (inventory, accounts receivable, prepaid expenses, accounts payable and accrued liabilities) are individually projected based on management's estimates of underlying business trends, taking into consideration the following extraordinary items:

     - Due to the U.S. Bankruptcy proceedings, days in accounts payable in the U.S. are held at approximately 10 days until the end of 1994, then increased to normal 30 day terms beginning January 1, 1995.

     -    The U.S. Resins business is assumed to be sold as of January 1, 1995.

NET FIXED ASSETS
Net fixed assets are reduced for the closure of the Graham facility, an asset write-down for Chandler, and the sale of Euro-Resins in 1994. In 1995, the U.S. Resins facility (Chatsworth) is assumed to be sold, with proceeds received in 1996.

OTHER NONCURRENT ASSETS
In 1995, the other noncurrent assets include the charge off of certain assets against expected revenues to be received from the Northrop agreement.

CURRENT PORTION - LONG TERM DEBT AND LONG TERM DEBT
After reorganization adjustments on October 3, 1994, the current portion of long term debt and long term debt consist of reinstated debt instruments, new debt instruments issued and new deferred payment obligations are as follows:

                                                        Total      Current      Long Term
     Obligation                                         Debt       Portion       Portion
     ----------                                         -----      -------      ---------
     European Debt - various                        $  26,001    $  22,447       $  3,554
     Principal Mutual 10.12% Note                      30,000            0         30,000
     Subordinated Debentures, 7%                       25,625            0         25,625
     Industrial Development Revenue Bonds - various    15,650        2,400         13,250
     Priority Tax Deferred Payments, 7%                 4,009          667          3,342
     Secured Mortgages & Capital Lease Obligations      1,481          260          1,221
     Hexcel - FYFE 5.31% Note                             750          750              0
                                                     --------    ---------       --------

     Totals                                          $103,516    $  26,524       $ 76,992
                                                     --------    ---------       --------
                                                     --------    ---------       --------

The $30,000 Principal Mutual 10.12% Note is due on October 1, 1998. For purposes of these projection, the note is assumed to be refinanced on similar terms.

ACCRUED LIABILITIES - LONG TERM
Accrued liabilities are primarily comprised of accounting accruals for FASB 106 (post retirement benefits) and FASB 87 (pension liabilities).

COMMON STOCK
Common Stock is adjusted for the rights offering, the conversion of the subordinated debt, the issuance of stock to Principal Mutual and the issuance of stock in settlement of a shareholders' lawsuit.

EXHIBIT F

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Hexcel Corporation
(Debtor-in-Possession)


We have compiled the accompanying Liquidation Analysis (the "Analysis") for Hexcel Corporation ("Hexcel") in accordance with the standards established by the American Institute of Certified Public Accountants. The Analysis represents management's estimated net value of Hexcel's assets as of April 3, 1994, if Hexcel was to be liquidated under provisions of Chapter 7 of the United States Bankruptcy Code, and the application of net proceeds of this liquidation among Hexcel's creditors. The Analysis and this report were prepared for the use of Hexcel in assessing the possible outcome of a liquidation of their assets under certain described assumptions and should not be used for any other purpose. The presentation utilized in the Analysis is not designed for those who are not informed about such matters.

A compilation is limited to presenting information that is the representation of management and does not include an evaluation of the support for underlying assumptions. We have not audited or reviewed the Analysis and, accordingly, do not express an opinion or any other form of assurance on the estimates and assumptions that, although considered reasonable by management, are inherently subject to significant uncertainties and contingencies beyond the control of management. Accordingly, there can be no assurance that the results shown would be realized if Hexcel was liquidated, and actual results in such a case could vary materially from those presented. If actual results were lower than those shown, or if the assumptions used in formulating the Analysis were not realized, distributions to each member of each class of claims could be adversely affected. We have no responsibility to update this report for events and circumstances occurring after the date of this report.



Arthur Andersen & Co.
San Francisco, California
July 15, 1994

                               HEXCEL CORPORATION
                              LIQUIDATION ANALYSIS
                               AS OF APRIL 3, 1994
                                 (IN THOUSANDS)



Statement of Assets                                                                         Estimated
                                                  Footnote        Book         Recovery    Liquidation
                                                  Reference       Value           %           Value
                                                 ------------  ------------  ------------  -----------
     Current  Assets
          Cash & Cash Investments                       1           $321           100%           $321
          Accounts Receivable (Net)                     2         31,224            73%         22,930
          Inventory                                     3         30,718            54%         16,694
          Accounts Receivable- Intercompany             4          8,597             0%              0
          Other Current Assets                          5         10,235            17%          1,695
                                                               ---------     ----------   ------------
               Total Current Assets                              $81,094            51%        $41,640

     Net Property and Equipment                         6        $76,612            43%        $32,818

     Other Assets
          Notes Receivable                              7         $1,676            54%           $898
          Investments                                   8         16,236            25%          4,090
          Intangibles - Net                             9          4,703             4%         10,191
          Other Non-Current Assets                     10          4,203            55%          2,299
          Intercompany Note Receivable                 11          5,600             0%              0
                                                               ---------     ----------   ------------
               Total Other Assets                                $32,418            54%        $17,477

                  Total Assets                                  $190,125            48%        $91,935
                                                               ---------
                                                               ---------

     Other Proceeds                                    12
          Sale of Hexcel Lyon                                                                  $13,095
          Sale of Hexcel Euro Resins                                                             6,305
                                                                                          ------------
               Total Other Proceeds                                                            $19,400
                                                                                          ------------

     Total Available for Payments                                                             $111,335

     Costs Associated with Liquidation
          Chapter 7 Professional Fees                  13                                      ($3,340)
          Operating Costs                              14
               Net Administration                                                               (2,448)
               Plant                                                                            (7,996)
                                                                                          ------------
               Total Costs Associated with Liquidation                                        ($13,784)
                                                                                          ------------

     Net Estimated Liquidation Proceeds                                                        $97,552
                                                                                          ------------
                                                                                          ------------

                               HEXCEL CORPORATION
                              LIQUIDATION ANALYSIS
                               AS OF APRIL 3, 1994
                                 (IN THOUSANDS)


Allocation of Net Estimated Liquidation Proceeds       15

                                                                                        AMOUNT        AMOUNT
                                                                                          OF         AVAILABLE
                                                         FOOTNOTE        CLAIM           CLAIM          FOR         RECOVERY
                                                         REFERENCE       AMOUNT        RECOVERED      PAYMENTS          %
                                                       -------------  ------------   ------------   -------------  -------------
Net Estimated Liquidation Proceeds                                                                      $97,552

Post Petition Bank Debt                                      16                 $0            $0        $97,552

Chapter 11 Post Petition Claims                              17
     Post Petition Liabilities                                              $6,859        $6,859                       100%
     Administrative Expenses - Professional Fees                             2,014         2,014                       100%
                                                                      ------------    ----------
          Total Chapter 11 Post Petition Claims                             $8,873        $8,873        $88,678


Priority Claims                                              18              4,009         4,009        $84,669        100%

Secured Claims                                               19               $565          $565        $84,104        100%

Senior Unsecured Claims                                      20
     Senior Unsecured Pre-petition Claims                                   88,772        68,786                        77%
     Environmental and Legal Claims                                          8,739         5,216                        60%
     Cost of Lease Rejections                                                4,246         2,535                        60%
     Unfunded Pension                                                        4,677         2,792                        60%
     Reimbursement Claim for Hexcel DIC Liquidation                          8,000         4,775                        60%
                                                                      ------------    ----------
          Total Senior Unsecured Claims                                   $114,434       $84,104            ($0)

Subordinated Claims                                          21            $26,263            $0                         0%
510(b) Claims                                                22               $200            $0                         0%
                                                                      ------------    ----------
     Total                                                                $154,344       $97,552
                                                                      ------------    ----------
                                                                      ------------    ----------

                               Hexcel Corporation
                          Notes to Liquidation Analysis


     In conjunction with developing the Plan of Reorganization (the "Plan"), management has prepared a Liquidation Analysis (the "Analysis") which may be helpful to holders of claims and interests in reaching their determination of whether to accept or reject the Plan. The Analysis is based on the assumptions discussed below.

     The Analysis reflects the Debtor's estimates of the proceeds it would realize if the Debtor were to liquidate in accordance with Chapter 7 of the Bankruptcy Code. The Analysis is based on the Debtor's United States assets as of April 3, 1994, plus amounts for the sale of its foreign subsidiaries Hexcel Lyon and Hexcel Euro Resins. All other of the Debtor's foreign subsidiaries are assumed to be insolvent in liquidation, and therefore of no value to the Debtor.

     Underlying the Analysis are a number of estimates and assumptions that, although developed and considered reasonable by management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtor and its management and upon assumptions with respect to liquidation decisions which could be subject to change. Accordingly, there can be no assurance that the values reflected in the Analysis would be realized if the Debtor were, in fact, to undergo such a liquidation.

     The Analysis assumes a liquidation period of six months.

     Costs that have been specifically identified to the liquidation of the individual assets have been netted against their estimated gross liquidation value. All other costs associated with the liquidation are included in "Costs Associated with Liquidation" (See Notes 13 and 14).

NOTE 1 - CASH & CASH INVESTMENTS

The Analysis assumes that subsequent operations during the liquidation period will not affect the cash available for distribution except as reflected by the net proceeds generated from liquidating non-cash assets.

NOTE 2 - ACCOUNTS RECEIVABLE (NET)

Accounts receivable consist primarily of third-party receivables, including receivables from customers and governmental agencies who currently have contracts with the Debtor for delivery of products over a multi-year period. The recovery of third-party receivables is based on management's estimate of collection, given such factors as the age of the receivable, whether or not the Debtor has outstanding contracts with the third party, whether the third party has to comply with governmental cost accounting standards subject to review, future warranty claims that a third party may raise and pricing discounts the Debtor may have to offer.

The Debtor currently is under contract with a government contractor. The contractor has filed a $160 million damage claim against the Debtor based on alleged breaches of contract. This analysis only includes a reserve of approximately $3 million in connection with the contractor, the amount of the account receivable outstanding with the contractor.

The estimate of recovery represents gross proceeds. Personnel and other expenses incurred to collect the accounts receivable are reflected in "Costs Associated with Liquidation" under "Net Administration" costs (See Note 14).

NOTE 3 - INVENTORY

Inventory consists primarily of raw materials, work-in-process (WIP) and finished goods. This Analysis assumes that the raw materials and finished goods are sold as-is, and no additional manufacturing is completed to convert the WIP to finished goods.

Recovery percentages are based on management's best estimate of amounts that could be realized if the inventory were liquidated, given such factors as the amount of inventory at each of the Debtor's individual operating plants, the degree of completion of the WIP, the type of inventory and the normal margins the Debtor has historically achieved for its inventory.

Plant operating expenses incurred to liquidate the inventory and other plant assets (such as machinery and equipment) are included in "Costs Associated with Liquidation" under "Plant" costs (See Note 14).

NOTE 4 - ACCOUNTS RECEIVABLE - INTERCOMPANY

Accounts receivable - intercompany consist primarily of receivables from the Debtor's subsidiaries. Given the assumptions that the Debtor is able to sell its Hexcel Lyon and Hexcel Euro Resin subsidiaries (See Note 12) and the remainder of its subsidiaries are insolvent on a liquidation basis, management has determined that it will not recover any of its accounts receivable from its subsidiaries. Note that the proceeds from the sale of Hexcel Lyon and Hexcel Euro Resins are recorded at the gross amounts which the Debtor would receive. Any intercompany receivables and/or payables are assumed to be eliminated as a result of the sale.

NOTE 5 - OTHER CURRENT ASSETS

Other current assets consist primarily of assets such as prepaid expenses, assets held for sale and accrued revenue. The recovery percentages are based on management's best estimate of amounts that could be realized given such factors as the type of each asset and current negotiations for the sale of assets.

A portion of the prepaid expenses are included as reductions in "Unsecured Claims" (deposits and retainers), "Cost Associated with Liquidation" (prepaid rent and insurance) and "Chapter 11 Post-petition Claims" (professional retainers).

Assets held for sale consist of the Debtor's vacant City of Industry facility in Southern California. The Debtor is currently in negotiations for the sale of the property.

The Debtor has accrued sales associated with government contracts. Because of the nature of the contracts associated with the accrued sales, the Debtor is not able to bill the amounts until certain milestones and cost accounting requirements are accomplished. The estimated liquidation value represents management's best estimate of the Debtor's ability to bill and ultimately collect the accrued sale amounts.

NOTE 6 - NET PROPERTY AND EQUIPMENT

Net property and equipment consists of the Debtor's facilities, including land, buildings and equipment. Management's estimates of the liquidation values for the land and buildings are based on an in-house review of the real estate markets of the various property locations and various appraisals which have been performed on the properties. Estimated liquidation values for its machinery and equipment are based on estimates of recoverability given factors such as the type and age of the equipment at each of the Debtor's facilities.

Costs for third party fees and/or commissions associated with liquidating the property and equipment are included in the estimated liquidation values. In-house costs associated with liquidating the property and equipment are included in "Costs Associated with Liquidation" under "Net Administration" costs (See
Note 14).

NOTE 7 - NOTES RECEIVABLE

Notes receivable consist primarily of a note receivable issued by the Debtor in connection with the purchase of certain property which surrounds the Debtor's Livermore facility. The Debtor provided the funds to purchase the land by a third-party. The estimated liquidation value represents management's estimate of the ultimate collectability of the note if the Debtor were to liquidate.

NOTE 8 - INVESTMENTS

Investments consist of the Debtor's investments in joint ventures and its original investments in its various subsidiaries. Management believes that it could recover approximately 50% of its investments in its joint ventures.

Given the assumptions that the Debtor could sell its Hexcel Lyon and Hexcel Euro Resins subsidiaries (See Note 12) and the remainder of its subsidiaries are insolvent on a liquidation basis, management has determined that it will not recover any of its original investment from its subsidiaries. Note that the proceeds from the sale of Hexcel Lyon and Hexcel Euro Resins are recorded at the gross amounts which the Debtor would receive. Any intercompany receivables and/or payables are assumed to be eliminated as a result of the sale.

NOTE 9 - INTANGIBLES - NET

Management believes that the Debtor has certain unbooked proprietary technologies that could be sold in liquidation. The liquidation value of the technology is management's estimate of the proceeds that could be realized during a six month liquidation, taking into consideration, among other things, the amount of current sales of proprietary products derived from the technologies.

In addition, intangibles - net consist primarily of patents, not-to-compete agreements and debt issuance costs. Management estimates that the Debtor would receive nothing from the liquidation of its booked intangibles assets, other than a 10% recovery of its patents.

NOTE 10 - OTHER NON-CURRENT ASSETS

Other non-current assets consist primarily of the Debtor's claim for equitable relief relating to a government contractor. The liquidation value of the claim is management's estimate of the immediate cash-settlement value of the claim.

NOTE 11 - INTERCOMPANY NOTE RECEIVABLE

Intercompany note receivable consists of a note receivable from the Debtor's Belgium subsidiary. Given the assumption that the Debtor's subsidiaries (other than Hexcel Lyon and Hexcel Euro Resin) are insolvent in liquidation, management assumes that it will not collect its note receivable from its Belgium subsidiary.

NOTE 12 - OTHER PROCEEDS

Under a liquidation scenario, management believes that it could sell its Hexcel Lyon and Hexcel Euro Resins subsidiaries as going concerns. The estimates in regards to the amounts the Debtor could sell the subsidiaries are based upon managements best estimates.

The recovery amounts are net of any debt incurred by the subsidiaries and sales commissions and/or fees payable in connection with the sale of the subsidiaries.

NOTE 13 - CHAPTER 7 PROFESSIONAL FEES

Chapter 7 professional fees are for professional services associated with the Chapter 7 trustee, its counsel and other professionals which the trustee may retain. The fees are based on 3% of the "Total Available for Payments".

NOTE 14 - OPERATING COSTS

Net administrative costs are based on management's best estimate of the costs to wind-down its operations (such as collection of accounts receivable, sale of land and other assets) during the liquidation period. The total administrative costs have been offset by certain prepaid expenses (See Note 5).

Plant operating costs are based on management's best estimate of the costs to close the Debtor's operating plants (such as sale of existing inventory, sale of production machinery and equipment). Management has estimated the costs to close each of the Debtor's plants on a plant-by-plant basis.

NOTE 15 - ALLOCATION OF NET ESTIMATED LIQUIDATION PROCEEDS

The allocation of the net estimated liquidation proceeds has been made in accordance with the priorities set forth in the Bankruptcy Code. The claim amounts are based on management's estimate of allowable claims.

NOTE 16 - POST PETITION BANK DEBT

Post-petition bank debt represents borrowings under the DIP Line of Credit. As of April 3, 1994, the Debtor had no borrowings under the DIP Line of Credit.

NOTE 17 - CHAPTER 11 POST-PETITION CLAIMS

Chapter 11 post-petition claims include amounts for professional fees (including counsel and consultants for the Debtor, Creditor and Equity committees) incurred through April 3, 1994. The Analysis assumes that no fees for professional services after April 3, 1994 are incurred, except for Chapter 7 professional fees (See Note 13). The professional fees are net of retainers the Debtor has already paid, including amounts listed as prepaid assets (See Note 5). Post-petition liabilities include amounts such as post-petition trade accounts payable and other accrued liabilities for services and goods received after the petition date.

Management estimates that holders of Chapter 11 post-petition claims will receive 100% of their allowed claims in a liquidation scenario.

NOTE 18 - PRIORITY CLAIMS

Priority Claims are for priority taxes. Priority taxes are for various state and local taxes owed by the Debtor, as listed on Schedule E of the Debtor's statements and schedules.

Management estimates that holders of Priority Claims will receive 100% of their allowed claims in a liquidation scenario.

NOTE 19 - SECURED CLAIMS

Secured claims are from claimants holding secured mortgages against certain of the Debtor's properties. These claims include principal and pre-petition interest.

Management estimates that holders of Secured Claims will receive 100% of their allowed claims in a liquidation scenario.

NOTE 20 - UNSECURED CLAIMS

Senior unsecured claims include pre-petition trade creditor claims, unsecured bank notes, IDR bonds, lease and executory contract rejections costs, unfunded pension costs, prepetition interest, reserves for the liquidation of Hexcel DIC and environmental and legal. Due to the Debtor's insolvency under a liquidation scenario, the Analysis assumes that no interest is accrued from the petition date through April 3, 1994.

The cost of lease and executory contract rejections include management's estimate of claims assuming all contracts are rejected. Currently the Debtor has not assumed any leases or executory contracts which would result in priority claims. All lease and executory contract rejection costs are for leases currently rejected or for those not assumed.

The Debtor currently owns a 50% interest in a joint venture named DIC-Hexcel ("DHL"). The Debtor's partner in this venture has guaranteed the bank debt of DHL. The Debtor in turn has agreed that in event of the liquidation of DHL, the Debtor would reimburse its partner for 50% of any DHL bank debt satisfied by its partner under its guarantee after the utilization of proceeds from the liquidation of DHL's assets. Management estimates that DHL's assets could be sold and would provide proceeds to satisfy DHL's bank debt of approximately $3,000,000. As of 12/31/93, DHL had outstanding bank debt guaranteed by the Debtor's partner of approximately $19,000,000. This Analysis assumes that DHL would be liquidated, the assets of DHL would be sold and would satisfy $3,000,000 of guaranteed bank debt and that the Debtor would be liable for 50% of the remaining debt ($8,000,000).

Management estimates that holders of unsecured claims will receive a range of 60 - 76% of their allowed claims in a liquidation scenario, depending on whether the unsecured claim receives the benefit of the subordination of the subordinated claims.

NOTE 21 - SUBORDINATED CLAIMS

Subordinated claims are deemed to be subordinated to all classes of creditors, except for environmental and legal claims, lease rejection claims, unfunded pension costs, the DHL liability, the 510(b) claims and equity interests.

Management estimates that holders of Subordinated Claims will receive 0% of their allowed claims in a liquidation scenario.

NOTE 22 - 510(b) CLAIMS AND EQUITY INTERESTS

510(b) Claims and Equity Interests are assumed to be junior to all classes of creditors.


Management estimates that holders of 510(b) claims and equity interests will receive 0% of their allowed claims in a liquidation scenario.

       EXHIBIT G

                             HEXCEL CORPORATION

                           LONG-TERM INCENTIVE PLAN

                                 -----------

I.    PURPOSE

      The purpose of the Hexcel Corporation Long-Term Incentive Plan (the "Plan") is to attract and retain and provide incentives to employees, officers, directors and consultants of the Corporation, and to thereby increase overall shareholders' value. The Plan generally provides for the granting of stock, stock options, stock appreciation rights, restricted shares, other stock-based awards or any combination of the foregoing to the eligible participants.


II.   DEFINITIONS

      (a) "Award" includes, without limitation, stock options (including incentive stock options within the meaning of Section 422(b) of the Code) with or without stock appreciation rights, dividend equivalent rights, stock awards, restricted share awards, or other awards that are valued in whole or in part by reference to, or are otherwise based on, the Common Stock ("other Common Stock-based Awards"), all on a stand alone, combination or tandem basis, as described in or granted under this Plan.

      (b) "Award Agreement" means a written agreement setting forth the terms and conditions of each Award made under this Plan.

      (c)  "Board" means the Board of Directors of the Corporation.

      (d) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

      (e) "Committee" means the Executive Compensation and Organization Committee of the Board or such other committee of the Board as may be designated by the Board from time to time to administer this Plan the members of which shall consist solely of members of the Board who are "disinterested persons" within the meaning of Rule 16b-3 of the Exchange Act and are "outside directors" for purposes of Code Section 162(m)(4)(C) of the Code.

      (f) "Common Stock" means the $.01 par value common stock of the Corporation.

      (g)  "Corporation" means Hexcel Corporation, a Delaware corporation.

      (h)  "Employee" means an employee of the Corporation or a Subsidiary.

      (i)  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      (j) "Fair Market Value" means the closing price for the Common Stock as reported in publications of general circulation for the New York Stock Exchange Composite Transactions on such date, or, if there were no sales on the valuation date, on the next preceding date on which such closing price was recorded; provided, however, that the Committee may specify some other definition of Fair Market Value with respect to any particular Award.

      (k) "Participant" means an Employee, officer, director or consultant who has been granted an Award under the Plan.


      (l)  "Plan Year" means a calendar year.

      (m) "Subsidiary" means any corporation or other entity, whether domestic or foreign, in which the Corporation has or obtains, directly or indirectly, a proprietary interest of more than 50% by reason of stock ownership or otherwise.


III. ELIGIBILITY

            Any Employee, officer, director (other than a director described in the next sentence) or consultant of the Corporation or Subsidiary selected by the Committee is eligible to receive an Award. A director shall not be eligible if he is (i) a member of the Committee; (2) a member of a Committee administering any other stock option, stock appreciation, stock bonus or other stock plan of the Corporation of any subsidiary unless such plan does not permit participation by directors; or (3) a former (within one year) member of the Committee or any Committee administering any other such plan.


IV.  PLAN ADMINISTRATION

      (a) Except as otherwise determined by the Board, the Plan shall be administered by the Committee. The Board, or the Committee to the extent determined by the Board, shall periodically make determinations with respect to the participation of Employees, officers, directors and consultants in the Plan and, except as otherwise required by law or this Plan, the grant terms of Awards, including vesting schedules, price, restriction or option period, dividend rights, post-retirement and termination rights, payment alternatives such as cash, stock, contingent awards or other means of payment consistent with the purposes of this Plan, and such other terms and conditions as the Board or the Committee deems appropriate which shall be contained in an Award Agreement with respect to a Participant.

      (b) The Committee shall have authority to interpret and construe the provisions of the Plan and any Award Agreement and make determinations pursuant to any Plan provision or Award Agreement which shall be final and binding on all persons. No member of the Committee shall be liable for any action or determination made in good faith, and the members shall be entitled to indemnification and reimbursement in the manner provided in the Corporation's Certificate of Incorporation, as it may be amended from time to time.

      (c) The Committee shall have the authority at any time to provide for the conditions and circumstances under which Awards shall be forfeited.


V.    CAPITAL STOCK SUBJECT TO THE PROVISIONS OF THIS PLAN

      (a) The capital stock subject to the provisions of this Plan shall be shares of authorized but unissued Common Stock and shares of Common Stock held as treasury stock. Subject to adjustment in accordance with the provisions of
Section X, and subject to Section V(c) below,           shares of Common Stock
shall be available for grants of Awards.

      (b) Any shares ceasing to be subject to an option because of the surrender of such option in lieu of exercise shall become again available for Awards under the Plan. The grant of a restricted share Award shall be deemed to be equal to the maximum number of shares which may be issued under the Award. Awards payable only in cash will not reduce the number of shares available for Awards granted under the Plan.

      (c) There shall be carried forward and be available for Awards under the Plan, in addition to shares available for grant under paragraph (a) of this
Section V, all of the following: (i) any unused portion of the limit set forth in paragraph (a) of this Section V; (ii) shares represented by Awards which are cancelled, forfeited, surrendered, terminated, paid in cash or expire unexercised; and (iii) the excess amount of variable Awards which become fixed at less than their maximum limitations.

VI.  AWARDS UNDER THIS PLAN

    As the Board or Committee may determine, the following types of Awards and other Common Stock-based Awards may be granted under this Plan on a stand alone, combination or tandem basis:

            (a) STOCK OPTION. A right to buy a specified number of shares of Common Stock at a fixed exercise price during a specified time, all as the Committee may determine.

            (b)  INCENTIVE STOCK OPTION.  An Award in the form of a stock option which shall comply with the requirements of Section 422 of the Code or any successor section as it may be amended from time to time. The exercise price of any incentive stock option shall not be less than 100% of the Fair Market Value of the Common Stock on the date of grant of the incentive stock option Award. Subject to adjustment in accordance with the provisions of
Section X, the aggregate number of shares which may be subject to incentive
stock option Awards under this Plan shall not exceed           shares, subject
to Section V above. To the extent that Section 422 of the Code requires certain provisions to be set forth in a written plan, said provisions are incorporated herein by this reference.

            (c) STOCK OPTION IN LIEU OF COMPENSATION ELECTION. A right given with respect to a year to a director, officer or key employee to elect to exchange annual retainers, fees or compensation for stock options.

            (d) STOCK APPRECIATION RIGHT. A right which may or may not be contained in the grant of a stock option or incentive stock option to receive the excess of the Fair Market Value of a share of Common Stock on the date the option is surrendered over the option exercise price contained in the Award Agreement.

            (e) RESTRICTED SHARES. A transfer of Common Stock to a Participant subject to forfeiture until such restrictions, terms and conditions as the Committee may determine are fulfilled.

            (f) DIVIDEND OR EQUIVALENT. A right to receive dividends or their equivalent in value in Common Stock, cash or in a combination of both with respect to any new or previously existing Award.

            (g) STOCK AWARD. An unrestricted transfer of ownership of Common Stock.

            (h) OTHER STOCK-BASED AWARDS. Other Common Stock-based Awards which are related to or serve a similar function to those Awards set forth in this Section VI.

VII.  AWARD AGREEMENTS

      Each Award under the Plan shall be evidenced by an Award Agreement setting forth the terms and conditions of the Award and executed by the Corporation and Participant.


VIII.      OTHER TERMS AND CONDITIONS

      (a) ASSIGNABILITY. Unless provided to the contrary in any Award, no Award shall be assignable or transferable except by will, by the laws of descent and distribution and during the lifetime of a Participant, the Award shall be exercisable only by such Participant.

      (b) TERMINATION OF EMPLOYMENT. The Committee shall determine the disposition of the grant of each Award in the event of the retirement, disability, death or other termination of a Participant's employment or other relationship with the Corporation or a Subsidiary.


      (c) RIGHTS AS A STOCKHOLDER. A Participant shall have no rights as a stockholder with respect to shares covered by an Award until the date the Participant is the holder of record. No adjustment will be made for dividends or other rights for which the record date is prior to such date.

      (d) NO OBLIGATION TO EXERCISE. The grant of an Award shall impose no obligation upon the Participant to exercise the Award.

      (e) PAYMENTS BY PARTICIPANTS. The Committee may determine that Awards for which a payment is due from a Participant may be payable: (i) in U.S. dollars by personal check, bank draft or money order payable to the order of the Corporation, by money transfers or direct account debits; (ii) through the delivery or deemed delivery based on attestation to the ownership of shares of Common Stock with a Fair Market Value equal to the total payment due from the Participant; (iii) pursuant to a broker-assisted "cashless exercise" program if established by the Corporation; (iv) by a combination of the methods described in (i) through (iii) above; or (v) by such other methods as the Committee may deem appropriate.

      (f) WITHHOLDING. Except as otherwise provided by the Committee, (i) the deduction of withholding and any other taxes required by law will be made from all amounts paid in cash and (ii) in the case of payments of Awards in shares of Common Stock, the Participant shall be required to pay the amount of any taxes required to be withheld prior to receipt of such stock, or alternatively, a number of shares the Fair Market Value of which equals the amount required to be withheld may be deducted from the payment.

      (g) RESTRICTIONS ON SALE AND EXERCISE. With respect to officers and directors for purposes of Section 16 of the Exchange Act, and if required to comply with rules promulgated thereunder, (i) no Award providing for exercise, a vesting period, a restriction period or the attainment of performance standards shall permit unrestricted ownership of Common Stock by the Participant for at least six months from the date of grant, and (ii) Common Stock acquired pursuant to this Plan (other than Common Stock acquired as a result of the granting of a "derivative security") may not be sold for at least six months after acquisition.

      (h) MAXIMUM AWARDS. The maximum number of shares of Common Stock that may be issued to any single Participant pursuant to options under this Plan is


IX.  TERMINATION, MODIFICATION AND AMENDMENTS

      (a) The Plan may from time to time be terminated, modified or amended by the affirmative vote of the holders of a majority of the outstanding shares of the capital stock of the Corporation present or represented and entitled to vote at a duly held stockholders meeting.

      (b) The Board may at any time terminate the Plan or from time to time make such modifications or amendments of the Plan as it may deem advisable; provided, however, that the Board shall not make any material amendments to the Plan without the approval of at least the affirmative vote of the holders of a majority of the outstanding shares of the capital stock of the Corporation present or represented and entitled to vote at a duly held stockholders meeting.

      (c) No termination, modification or amendment of the Plan may adversely affect the rights conferred by an Award without the consent of the recipient thereof.


X.   RECAPITALIZATION

      The aggregate number of shares of Common Stock as to which Awards may be granted to Participants, the number of shares thereof covered by each outstanding Award, and the price per share thereof in each such Award, shall all be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of shares or other capital adjustment, or the payment of a stock dividend or other increase or decrease in such shares, effected without receipt of consideration by the Corporation, or other change in corporate or capital structure; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated. The Committee may also make the foregoing changes and any other changes, including changes in the classes of securities available, to the extent it is deemed necessary or desirable to preserve the intended benefits of the Plan for the Corporation and the Participants in the event of any other reorganization, recapitalization, merger, consolidation, spin-off, extraordinary dividend or other distribution or similar transaction.


XI.   NO RIGHT TO EMPLOYMENT

      No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or in the other relationship with, the Corporation or a Subsidiary. Further, the Corporation and each Subsidiary expressly reserve the right at any time to dismiss a Participant free from any liability, or any claim under the Plan, except as provided herein or in any Award Agreement issued hereunder.


XII.  GOVERNING LAW

      To the extent that federal laws do not otherwise control, the Plan shall be construed in accordance with and governed by the laws of the State of California.


XIII. SAVINGS CLAUSE

      This Plan is intended to comply in all aspects with applicable laws and regulations, including, with respect to those Employees who are officers or directors for purposes of Section 16 of the Exchange Act, Rule 16b-3 under the Exchange Act. In case any one more of the provisions of this Plan shall be held invalid, illegal or unenforceable in any respect under applicable law and regulation (including Rule 16b-3), the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the invalid, illegal or unenforceable provision shall be deemed null and void; however, to the extent permissible by law, any provision which could be deemed null and void shall first be construed, interpreted or revised retroactively to permit this Plan to be construed in compliance with all applicable laws (including Rule 16b-3) so as to foster the intent of this Plan.

XIV.  EFFECTIVE DATE AND TERM

      This Plan shall become effective immediately upon adoption by the Board of Directors subject to approval by stockholders of the Corporation within twelve months of such adoption as provided in section 422(b)(1) of the Code and Rule 16b-3(b). The Plan shall terminate on the tenth anniversary of the adoption of the Plan. No awards shall be granted after the termination of the Plan.